SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2005

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F __X__                Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
          Yes ____                       No__X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.) N/A

This Form 6-K consists of:

An Announcement on 2004 annual report by China Petroleum & Chemical Corporation ("Registrant") on March 25, 2005.

CONTENTS




Company Profile 2
Principal Financial Data and Indicators 3
Changes in Share Capital and Shareholdings of Principal Shareholders 11 Chairman's Statement 14
Business Review and Prospects 16
Health, Safety and Environment 32
Management's Discussion and Analysis 33
Disclosure of Significant Events 45
Connected Transactions 53
Corporate Governance 57
Summary of Shareholders' Meetings 62
Report of the Board of Directors 63
Report of the Supervisory Committee 68
Directors, Supervisors, Senior Management and Employees 70
Principal Wholly-owned and Non Wholly-owned Subsidiaries 81
Notice of Annual General Meeting 83
Financial Statements 85
Corporate Information 166
Documents for Inspection 168






                        This annual report includes forward-looking statements.
                         All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 25 March 2005 and undertakes no obligation to update these statements.

IMPORTANT: THE BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND ITS DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS REPORT. MR. MOU SHULING, MR. GAO JIAN, MR. FAN YIFEI, MR. HO TSU KWOK, CHARLES AND MR. ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE FIFTEENTH MEETING OF THE SECOND SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES. MR. MOU SHULING, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. CAO XIANGHONG, MR. FAN YIFEI, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. WANG JIMING, AND MR. GAO JIAN, MR. HO TSU KWOK, CHARLES AND MR. ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., ALL AUTHORISED MR. CHEN QINGTAI TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. WANG JIMING, VICE CHAIRMAN AND PRESIDENT OF SINOPEC CORP., MR. ZHANG JIAREN, DIRECTOR, SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF SINOPEC CORP. AND MR. LIU YUN, HEAD OF THE ACCOUNTING DIVISION OF SINOPEC CORP., HEREBY WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.









COMPANY PROFILE

Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include:

o exploring for and developing, producing and trading crude oil and natural gas
o processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products
o   producing, distributing and trading petrochemical products

Based on the turnover in 2004, Sinopec Corp. is the largest listed company in China. The Company is also:

o    one of the largest petroleum and petrochemical companies in China and Asia
o one of the largest producers and distributors of gasoline, diesel, jet fuel and other major refined oil products in China and Asia
o    the second largest producer of crude oil and natural gas in China

The Company's competitive strengths are mainly reflected in:

o its leading market position in the production and sales of refined oil products in China
o    its status as the largest petrochemical producer in China
o    its strategic market position in China's highest economic growth areas
o its well-established, highly efficient and cost effective sales and distribution network
o its integrated operation structure with strong resistance against industry cyclical risks
o    its well-recognized brand and excellent reputation

The Company has been focusing on capturing profit growth and expanding opportunities, optimising capital allocation and investment activities, developing and effectively deploying technologies and human resources, promoting the efficient use of resources, seeking to improve its overall competitiveness and strengths, and pursuing a higher return on capital employed and sustained development and thereby increasing shareholders' value and returns.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND OPERATING DATA PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) SUMMARY OF PRINCIPAL FINANCIAL DATA AND OPERATING DATA OF THE COMPANY FOR THE YEAR 2004

         Profit before taxation                           :   RMB 53,535 million
         Net profit                                       :   RMB 32,275 million
         Net profit before non-operating profits/losses   :   RMB 35,996 million
         Profit from principal operations                 :  RMB 115,222 million
         Profit from other operations                     :    RMB 1,102 million
         Operating profit                                 :   RMB 62,953 million
         Investment income                                :    RMB 1,088 million
         Subsidy income                                   :                  Nil
         Net non-operating income/expenses                :   RMB 10,506 million
                                                                   (net expense)
         Net cash flow from operating activities          :   RMB 70,139 million
         Net increase in cash and cash equivalents        :    RMB 1,160 million


         Items under non-operating profits/losses and corresponding amounts:

                                                                (Income)/Expense

         Gain on disposal of long-term equity investments : RMB (2) million Written back of provisions on assets provided
           in previous years                              :    RMB (322) million
         Non-operating expenses (excluding normal
           provisions on assets provided in accordance
           with the Accounting Regulations for Business
           Enterprises)                                   :    RMB 6,543 million
           Of which: Loss on disposal of fixed assets     :    RMB 4,304 million
                     Employee reduction expenses          :      RMB 919 million
                     Donations                            :      RMB 275 million
         Non-operating income                             :    RMB (665) million
         Tax effect                                       :  RMB (1,833) million
         Total                                            :    RMB 3,721 million

    (2) PRINCIPAL FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

                                           FOR THE YEAR    For the year
                                               ENDED 31     ended 31        For the year
                                               DECEMBER     December          ended 31
                                                   2004         2003        December 2002
                                   Note    RMB MILLIONS   RMB millions       RMB millions
                                                                           After     Before
                                                                      adjustment  adjustment
                                                                             (i)

    Income from principal operations            590,632       417,191    324,184    324,184
    -----------------------------------------------------------------------------------------
    Net profit                                   32,275        19,011     14,121     14,121
    -----------------------------------------------------------------------------------------
    Earnings per share (RMB)
       Fully diluted               (ii)           0.372         0.219      0.163      0.163
    -----------------------------------------------------------------------------------------
       Weighted average            (iii)          0.372         0.219      0.163      0.163
    -----------------------------------------------------------------------------------------
    Net cash flow from operating
       activities per share (RMB)                 0.809         0.743      0.693      0.693
    -----------------------------------------------------------------------------------------
    Return on net assets (%)
       Fully diluted               (iv)          17.320        11.667      9.307      9.638
       --------------------------------------------------------------------------------------
       Weighted average             (v)          18.403        12.048      9.478      9.723
       --------------------------------------------------------------------------------------
    Return (adjusted for
       non-operating
       profits/losses) on
       net assets (%)
       Fully diluted                             19.316        13.690      9.611      9.953
       --------------------------------------------------------------------------------------
       Weighted average                          20.524        14.137      9.787     10.040
       --------------------------------------------------------------------------------------

                                                  AT 31         At 31
                                               DECEMBER      December             At 31
                                                   2004          2003        December 2002
                                           RMB MILLIONS  RMB millions         RMB millions
                                                                           After    Before
                                                                       adjustment adjustment
                                                                             (i)

    Total assets                                460,081       390,213    368,375    368,375
    -----------------------------------------------------------------------------------------
    Shareholders' funds (excluding
       minority interests)                      186,350       162,946    151,717    146,515
    -----------------------------------------------------------------------------------------
    Net assets per share (RMB)                    2.149         1.879      1.750      1.690
    -----------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB)           2.102         1.850      1.736      1.676
    -----------------------------------------------------------------------------------------

Notes:

(i) The Company adopted the revised Accounting Standard for Business Enterprises - Post Balance Sheet Events that resulted in a change in accounting policy which has been applied retrospectively.

(ii) Fully diluted earnings per share = net profit for the year / total number of shares in issue at the end of the year

(iii) Weighted average earnings per share = net profit for the year / (number of shares at the beginning of the year + number of shares increased due to the transfer from surplus reserves to capital or share dividend distributed+ (increase in number of shares during the year due to issuance of new shares or capitalization of debt x number of months from the month following the increase of shares to the end of the year / number of months in the year) - (number of shares decreased due to share repurchases or reduction in share capital x number of months from the month following the decrease of shares to the end of the year / number of months for the year))

(iv) Fully diluted return on net assets basis = (net profit for the year / shareholders' funds at the end of the year) x 100%

(v) Weighted average return on net assets basis = net profit for the year / (shareholders' funds at the beginning of the year + net profit for the year / 2 + (shareholders' funds increased due to issuance of new shares or capitalization of debt during the year x number of months from the month following the increase of shareholders' funds to the end of the year / number of months in the year) - (shareholders' funds decreased due to share repurchases or cash dividends during the year x number of months from the month following the decrease of shareholders' funds to the end of the year / number of months in the year)) x 100%


(3) APPENDIX TO INCOME STATEMENT PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

                                       FOR THE YEAR ENDED    For the year ended
                                        31 DECEMBER 2004      31 December 2003
                                      RETURN ON NET ASSETS  Return on net assets
                                          FULLY   WEIGHTED      Fully   Weighted
                                        DILUTED    AVERAGE    diluted    average
                                            (%)        (%)        (%)        (%)

Profit from principal operations          61.83      65.70      49.54      51.15
--------------------------------------------------------------------------------
Operating profit                          33.78      35.90      21.79      22.50
--------------------------------------------------------------------------------
Net profit                                17.32      18.40      11.67      12.05
--------------------------------------------------------------------------------
Net profit before non-operating
   profits/losses                         19.32      20.52      13.69      14.14



                                       FOR THE YEAR ENDED    For the year ended
                                        31 DECEMBER 2004      31 December 2003
                                       EARNINGS PER SHARE    Earnings per share
                                         FULLY   WEIGHTED      Fully   Weighted
                                       DILUTED    AVERAGE     diluted   average
                                           RMB        RMB         RMB       RMB

Profit from principal operations          1.329      1.329      0.931      0.931
--------------------------------------------------------------------------------
Operating profit                          0.726      0.726      0.410      0.410
--------------------------------------------------------------------------------
Net profit                                0.372      0.372      0.219      0.219
--------------------------------------------------------------------------------
Net profit before non-operating
   profits/losses                         0.415      0.415      0.257      0.257
--------------------------------------------------------------------------------


(4)    CHANGES TO THE CONSOLIDATED SHAREHOLDERS' FUNDS AND THE REASONS FOR CHANGES FOR THE YEAR

                                                                                               Unit: RMB millions

                                                            Statutory   Discre-
                                                 Statutory     public   tionary  Unrecognized                         Total
                                 Share  Capital    surplus    welfare   surplus    investment  Undistributed  shareholders'
    Items                      capital  reserve    reserve       fund   reserve        losses        profits          funds

    Beginning of the year       86,702   36,852      6,330      6,330     7,000         (243)         19,975        162,946
    --------------------------------------------------------------------------------------------------------------------------
    Increase in the year            --      269      3,228      3,228        --         (470)         32,275         38,530
    -------------------------------------------------------------------------------------------------------------------------
    Decrease in the year            --       --         --         --        --           --         (15,126)       (15,126)
    -------------------------------------------------------------------------------------------------------------------------
    End of the year             86,702   37,121      9,558      9,558     7,000         (713)         37,124        186,350
    -------------------------------------------------------------------------------------------------------------------------

The reasons for the changes are as follows:

i Capital reserve at the end of 2004 was RMB 37,121 million, an increase by RMB 269 million compared with RMB 36,852 million at the beginning of the year. The increase was due to the received government grants on investments. For further information, please refer to note 30 to the financial statements prepared in accordance with the PRC Accounting Rules and Regulations;

ii Statutory surplus reserve at the end of 2004 was RMB 9,558 million, an increase by RMB 3,228 million compared with that at the beginning of the year. The increase was mainly due to the transfer by Sinopec Corp. of 10% of its consolidated net profit for 2004 in accordance with the PRC Accounting Rules and Regulations of RMB 32,275 million to the statutory surplus reserve;

iii Statutory public welfare fund at the end of 2004 was RMB 9,558 million, an increase by RMB 3,228 million compared with that at the beginning of the year. The increase was mainly due to the transfer by Sinopec Corp. of 10% of its consolidated net profit for 2004 in accordance with the PRC Accounting Rules and Regulations of RMB 32,275 million to the statutory public welfare fund;

iv Discretionary surplus reserve at the end of 2004 was RMB 7,000 million, which amount remained unchanged from that at the beginning of the year;

v Unrecognized investment losses at the end of 2004 was RMB 713 million, an increase by RMB 470 million compared with RMB 243 million at the beginning of the year. The increase represents unrecognized investment losses which exceeded the carrying value of long-term equity investment;

vi Consolidated undistributed profits at the end of 2004 was RMB 37,124 million, an increase by RMB 17,149 million compared with that at the beginning of the year. The increase was attributable to the realization by Sinopec Corp. of a consolidated net profit for 2004 in accordance with the PRC Accounting Rules and Regulations of RMB 32,275 million, and taking into account of the deduction of RMB 6,456 million for the appropriation of statutory surplus reserve and statutory public welfare fund, and RMB 8,670 million declared as interim dividend for 2004 and final dividend for 2003; and

vii Total shareholders' funds at the end of 2004 was RMB 186,350 million, an increase by RMB 23,404 million compared with that at the beginning of the year.


(5) DETAILS OF PROVISIONS FOR ASSETS                                                     Unit: RMB millions


                                        Beginning of    Provisions  Written back   Written off   End of the
    Items                                   the year  for the year  for the year  for the year         year

1   Allowance for doubtful accounts            5,533         2,176         (126)         (416)        7,167
-------------------------------------------------------------------------------------------------------------
    Of which: Allowance for doubtful
                accounts for accounts
                receivable                     3,185           931          (85)         (360)        3,671
-------------------------------------------------------------------------------------------------------------
              Allowance for doubtful
                accounts for other
                receivables                    2,348         1,245          (41)          (56)        3,496
-------------------------------------------------------------------------------------------------------------
2  Provision for impairment losses on
     short-term investments                       --            --           --            --            --
-------------------------------------------------------------------------------------------------------------
3  Provision for diminution in value
     of inventories                              519           621          (188)         (46)          906
-------------------------------------------------------------------------------------------------------------
4  Provision for impairment losses
     on long-term equity investments             271            96            (8)          (6)          353
-------------------------------------------------------------------------------------------------------------
5  Provision for impairment losses
     on fixed assets                           1,331         4,628           (79)         (64)        5,816
-------------------------------------------------------------------------------------------------------------
6  Provision for impairment losses
     on intangible assets                         --            --            --           --            --
-------------------------------------------------------------------------------------------------------------
7  Provision for impairment losses
     on construction in progress                  --            --            --           --            --
-------------------------------------------------------------------------------------------------------------
8  Provision for impairment losses
     on entrusted loans                           --            --            --           --            --
-------------------------------------------------------------------------------------------------------------

(6)  SIGNIFICANT CHANGES OF ITEMS IN THE FINANCIAL STATEMENTS
     Reasons for the changes of data during the reporting period where the fluctuation is more than 30%, or such fluctuation is 5% or above of the total assets at the balance sheet date or more than 10% of the profit before taxation:

                                                                Changes
                                    At 31        At 31      Amount   Percentage
                                 December     December  increased/   increased/
    Items                            2004         2003  (decreased)  (decreased)                   Reasons of changes
                                        RMB MILLIONS   RMB millions          (%)

    Bills receivable               7,812        5,953        1,859        31.23    Mainly due to the increase in income from
                                                                                   principal operations
-----------------------------------------------------------------------------------------------------------------------------------
    Inventories                   63,918       44,915       19,003        42.31    Due to the increase in inventories of crude
                                                                                   oil and refined oil products
-----------------------------------------------------------------------------------------------------------------------------------
    Provision for impairment       5,816        1,331        4,485       336.96    Due to the provisions based on recoverable
      losses on fixed assets                                                       amount after the amendments of production
                                                                                   and operation plans
-----------------------------------------------------------------------------------------------------------------------------------
    Construction materials           430        1,226         (796)      (64.93)   Mainly due to the utilisation  of construction
                                                                                   materials for certain significant construction
                                                                                   in progress projects according to construction
                                                                                   work schedules
-----------------------------------------------------------------------------------------------------------------------------------
    Construction in progress      45,976       28,513       17,463        61.25    Please refer to note 13 to the financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets            4,166        1,752        2,414       137.79    Please refer to note 16 to the financial
                                                                                   statements  prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses    3,563           97        3,466     3,573.20    Mainly due to the increase in the prepaid
                                                                                   long-term rental expenses
-----------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance            8,605        5,908        2,697        45.65    Due to the  Company  raised the level of deposit
                                                                                   required from customers
-----------------------------------------------------------------------------------------------------------------------------------
    Wages payable                  3,223        1,850        1,373        74.22    Due to the increase in staff wages
-----------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                 652          303          349       115.18    Mainly  due to the increase in accrued and
                                                                                   unpaid production and operation costs
-----------------------------------------------------------------------------------------------------------------------------------
    Current portion of            14,298        8,175        6,123        74.90    Mainly due to the increase in portion of long
    long-term liabilities                                                          term loans repayable within one year in
                                                                                   accordance with loan contracts
-----------------------------------------------------------------------------------------------------------------------------------
    Debentures payable             3,500           --       3,500            --    Please refer to note 27 to the   financial
                                                                                   statements prepared in accordance with the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities         198          289          (91)      (31.49)   Please  refer  to  note  16  to  the   financial
                                                                                   statements  prepared in accordance  with the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------


                                     FOR THE     For the
                                        YEAR        year
                                    ENDED 31     ended 31           Changes
                                    DECEMBER     December       Amount   Percentage
    Items                               2004         2003    increased    increased                   Reasons of changes
                                          RMB MILLIONS     RMB millions          (%)

    Income from principal            590,632      417,191      173,441        41.57    Please refer to Management's Discussion and
      operations                                                                       Analysis
------------------------------------------------------------------------------------------------------------------------------------
    Cost of sales                    459,207      323,104      136,103        42.12    Please refer to Management's Discussion and
                                                                                       Analysis
------------------------------------------------------------------------------------------------------------------------------------
    Selling expenses                  19,477       14,582        4,895        33.57    Mainly due to the increase in selling
                                                                                       expenses for refined oil products
------------------------------------------------------------------------------------------------------------------------------------
    Investment income                  1,088          548          540        98.54    Mainly due to the increase in net profit from
                                                                                       associates
------------------------------------------------------------------------------------------------------------------------------------
    Non-operating income                 665          292          373       127.74    Mainly due to the increase in net gains from
                                                                                       disposal of fixed assets
------------------------------------------------------------------------------------------------------------------------------------
    Non-operating expenses            11,171        6,334        4,837        76.37    Please refer to note 37 to thE financial
                                                                                       statements prepared in accordance with the
                                                                                       PRC Accounting Rules and Regulations
------------------------------------------------------------------------------------------------------------------------------------
    Taxation                          16,060        9,361        6,699        71.56    Mainly due to the increase in profit before
                                                                                       taxation
------------------------------------------------------------------------------------------------------------------------------------
    Minority interests                 5,670        1,886        3,784       200.64    Mainly due to the increase in net profit
                                                                                       from subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
    Unrecognized investment              470          243          227        93.42    Mainly due to unrecognized investment losses
      losses                                                                           which exceeded  the carrying value of
                                                                                       long-term equity investment
------------------------------------------------------------------------------------------------------------------------------------

2 FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

                                                                                                                 Unit: RMB millions

                                                                              FOR THE YEARS ENDED 31 DECEMBER
                                                                 2004          2003           2002          2001           2000

    Turnover and other operating revenues                     619,783       449,001        350,078       326,424        341,576
    -----------------------------------------------------------------------------------------------------------------------------
    Operating profit                                           63,069        38,883         29,301        27,311         38,356
    -----------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation            59,606        35,041         24,916        23,930         33,020
    -----------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                        36,019        22,424         16,296        15,503         21,732
    -----------------------------------------------------------------------------------------------------------------------------
    Basic earnings per share (RMB)                              0.415         0.259          0.188         0.182          0.302
    -----------------------------------------------------------------------------------------------------------------------------
    Earnings per share (Based on the total number
      of shares in issue at the year end) (RMB)                 0.415         0.259          0.188         0.179          0.259
    -----------------------------------------------------------------------------------------------------------------------------
    Return on capital employed (%)                              12.84          9.01           6.90          6.26           9.90
    -----------------------------------------------------------------------------------------------------------------------------
    Return on net assets (%)                                    18.66         13.07           9.77          9.72          15.00
    -----------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities
      per share (RMB)                                           0.797         0.716          0.655         0.663          0.360
    -----------------------------------------------------------------------------------------------------------------------------

                                                                                                         Unit: RMB millions

                                                                                      AT 31 DECEMBER
                                                                 2004          2003           2002          2001           2000

    Non-current assets                                        354,323       317,145        301,614       286,093        247,695
    -----------------------------------------------------------------------------------------------------------------------------
    Net current (liabilities)/assets                          (26,006)      (26,233)       (18,759)      (16,574)        11,380
    -----------------------------------------------------------------------------------------------------------------------------
    Non-current liabilities                                  (104,231)      (93,346)       (91,927)      (86,309)       (90,682)
    -----------------------------------------------------------------------------------------------------------------------------
    Minority interests                                        (31,046)      (26,051)       (24,151)      (23,652)       (23,472)
    -----------------------------------------------------------------------------------------------------------------------------
    Net assets                                                193,040       171,515        166,777       159,558        144,921
    -----------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB)                                  2.226         1.978          1.924         1.840          1.727
    -----------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB)                         2.187         1.950          1.910         1.820          1.717
    -----------------------------------------------------------------------------------------------------------------------------
    Debt/equity ratio*(%)                                       33.58         33.73          34.25         34.03          37.85
    -----------------------------------------------------------------------------------------------------------------------------

    * Debt/equity ratio = long-term loans / (shareholders' funds + long-term loans) x 100%

3 MAJOR DIFFERENCES BETWEEN THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS ON NET PROFIT FOR THE YEAR 2004 AND SHAREHOLDERS' FUNDS AT THE END OF THE REPORTING PERIOD

    (1) Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net income

                                                                FOR THE YEARS
                                                              ENDED 31 DECEMBER
                                                                2004           2003
                                                        RMB MILLIONS   RMB millions

 NET PROFIT UNDER THE PRC ACCOUNTING RULES
   AND REGULATIONS                                            32,275        19,011
 -------------------------------------------------------------------------------------
 ADJUSTMENTS:
 -------------------------------------------------------------------------------------
    Disposal of oil and gas properties, net of
       depreciation effect                                     2,110         1,260
    ----------------------------------------------------------------------------------
    Acquisition of Sinopec Maoming, Xi'an Petrochemical,
      Tahe Petrochemical, Tianjin Petrochemical,
      Luoyang Petrochemical, Zhongyuan Petrochemical
      and Catalyst Plants                                      1,499         1,157
    ----------------------------------------------------------------------------------
    Acquisition of Sinopec National Star                         117           117
    ----------------------------------------------------------------------------------
    Depreciation of oil and gas properties                       761         1,784
    ----------------------------------------------------------------------------------
    Impairment losses on revalued assets                         709            --
    ----------------------------------------------------------------------------------
    Capitalization of general borrowing costs                    480           389
    ----------------------------------------------------------------------------------
    Revaluation of land use rights                                19            18
    ----------------------------------------------------------------------------------
    Government grants                                              3            --
    ----------------------------------------------------------------------------------
    Unrecognized losses of subsidiaries                         (531)         (182)
    ----------------------------------------------------------------------------------
    Pre-operating expenditures                                  (288)         (169)
    ----------------------------------------------------------------------------------
    Gain from issuance of shares by a subsidiary                  --           136
    ----------------------------------------------------------------------------------
    Gain from debt restructuring                                  --            82
    ----------------------------------------------------------------------------------
    Effects of the above adjustments on taxation              (1,135)       (1,179)
    ----------------------------------------------------------------------------------
 NET PROFIT UNDER IFRS*                                       36,019        22,424
 -------------------------------------------------------------------------------------

(2) Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders'funds

                                                                 AT 31 DECEMBER
                                                                   2004          2003
                                                           RMB MILLIONS  RMB millions

    SHAREHOLDERS' FUNDS UNDER THE PRC
      ACCOUNTING RULES AND REGULATIONS                          186,350       162,946
    ---------------------------------------------------------------------------------------
    ADJUSTMENTS:
    ---------------------------------------------------------------------------------------
       Disposal of oil and gas properties, net of
          depreciation effect                                     3,370         1,260
       ------------------------------------------------------------------------------------
       Acquisition of Tianjin Petrochemical, Luoyang
         Petrochemical, Zhongyuan Petrochemical and
         Catalyst Plants                                             --         3,616
       ------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                      (2,695)       (2,812)
       ------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                    11,646        10,885
       ------------------------------------------------------------------------------------
       Capitalization of general borrowing costs                  1,605         1,125
       ------------------------------------------------------------------------------------
       Revaluation of land use rights                              (851)         (870)
       ------------------------------------------------------------------------------------
       Government grants                                           (592)         (326)
       ------------------------------------------------------------------------------------
       Effect of minority interests on unrecognized losses
          of subsidiaries                                            --           61
       ------------------------------------------------------------------------------------
       Pre-operating expenditures                                  (457)         (169)
       ------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                      (113)         (113)
       ------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation              (5,223)       (4,088)
       ------------------------------------------------------------------------------------
    SHAREHOLDERS' FUNDS UNDER IFRS*                             193,040       171,515
    ---------------------------------------------------------------------------------------

       * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.                                                            UNIT: 1,000 SHARES


                                                                               Increase/ Decrease
                                                                            Capitalization
                                                 Opening                        of surplus                               Ending
                                                 balance    Placings  Bonus       reserves   IPO    Others   Sub-total   balance

 1     Shares not listed
----------------------------------------------------------------------------------------------------------------------------------
       (i)   Promoter shares                  47,742,561          --     --            --    --  11,143,000  11,143,000 58,885,561
----------------------------------------------------------------------------------------------------------------------------------
             Of which: State-owned shares     47,742,561          --     --            --    --  11,143,000  11,143,000 58,885,561
----------------------------------------------------------------------------------------------------------------------------------
       (ii)  Others                           19,379,390          --     --            --    -- (11,143,000)(11,143,000  8,236,390
----------------------------------------------------------------------------------------------------------------------------------
       Total number of shares not in
          circulation                         67,121,951          --     --            --    --          --          -- 67,121,951
----------------------------------------------------------------------------------------------------------------------------------
2     Shares listed and in circulation
----------------------------------------------------------------------------------------------------------------------------------
       (i)    Publicly listed domestic
                 shares ("A Shares")           2,800,000          --     --            --    --          --          --  2,800,000
----------------------------------------------------------------------------------------------------------------------------------
      (ii)    Overseas listed foreign
                 shares ("H Shares")          16,780,488          --     --            --    --          --          -- 16,780,488
----------------------------------------------------------------------------------------------------------------------------------
      Total number of shares listed
         and in circulation                   19,580,488          --     --            --    --          --          -- 19,580,488
----------------------------------------------------------------------------------------------------------------------------------
 3    Total number of shares                  86,702,439          --     --            --    --          --          -- 86,702,439
----------------------------------------------------------------------------------------------------------------------------------


2   SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
    Number of shareholders of Sinopec Corp. as at 31 December 2004: 282,724, including 272,125 holders of A Shares and 10,599 holders of H Shares.

    (1)  TOP TEN SHAREHOLDERS

                                                        Number of       Percentage at the                                   Number
                                          Increase/        shares     end of reporting period                                   of
                                           Decrease   held at the    Among total Among the type                           pledges,
                                         during the    end of the       shares     of share-       Nature of    Type of    lock-up
   Name of shareholders            reporting period reporting period      held      holdings    shareholders shares held or trusts
-----------------------------------------------------------------------------------------------------------------------------------
                                     (1,000 shares) (1,000 shares)         (%)           (%)                         (1,000 shares)
-----------------------------------------------------------------------------------------------------------------------------------
   China Petrochemical Corporation       11,143,000    58,885,561        67.92          87.73   State-owned   Non tradable      0
                                                                                                     shares
-----------------------------------------------------------------------------------------------------------------------------------
   HKSCC (Nominees) Limited               5,039,172    16,678,790        19.24          99.39      H Shares     Tradable    Unknown
-----------------------------------------------------------------------------------------------------------------------------------
   China Cinda Asset Management Corp.    (5,000,000)    3,720,650         4.29           5.54   State-owned   Non tradable      0
                                                                                                     shares
-----------------------------------------------------------------------------------------------------------------------------------
   China Development Bank                (6,143,000)    2,632,570         3.04           3.92   State-owned   Non tradable      0
                                                                                                     shares
-----------------------------------------------------------------------------------------------------------------------------------
   China Orient Asset Management Corp.            0     1,296,410         1.50           1.93   State-owned   Non tradable      0
                                                                                                     shares
-----------------------------------------------------------------------------------------------------------------------------------
   Guo Tai Jun An Corp.                     (10,428)*     586,760         0.68           0.87   State-owned   Non tradable  293,380
                                                                                               legal person                (pledged)
                                                                                                     shares
-----------------------------------------------------------------------------------------------------------------------------------
   EFUND 50 Securities Investment Fund       73,109        73,109         0.08           2.61      A Shares     Tradable        0
-----------------------------------------------------------------------------------------------------------------------------------
   Xinghe Securities Investment Fund          2,439        64,387         0.07           2.30      A Shares     Tradable        0
-----------------------------------------------------------------------------------------------------------------------------------
   Qingdao Port Authority                         0        60,000         0.07           2.14      A Shares     Tradable        0
-----------------------------------------------------------------------------------------------------------------------------------
   Harvest Service Sector Fund               59,745        59,749         0.07           2.13      A Shares     Tradable        0
-----------------------------------------------------------------------------------------------------------------------------------
   Explanation for the relationships among   There are no connections among corporate shareholders.  The Company is not
   above shareholders or activities          aware of any connection or activities in concert among other holders of
   in concert                                shares in circulation and is not aware of any pledges, lock-ups or trust of shareholdings of holders of H Shares
-------------------------------------------------------------------------------------------------------------------------------

 * The shares sold by Guo Tai Jun An Corp. were tradable A shares previously purchased on the secondary market by Guo Tai Jun An Corp.

(2)    TOP TEN SHAREHOLDERS WITH TRADABLE SHARES

                                                                                 Number of shares held       Type of
       Name of shareholders                                                         at the end of 2004   shares held
                                                                                        (1,000 shares)
       HKSCC (Nominees) Limited                                                             16,678,790      H Shares
---------------------------------------------------------------------------------------------------------------------
       EFUND 50 Securities Investment Fund                                                      73,109      A Shares
---------------------------------------------------------------------------------------------------------------------
       Xinghe Securities Investment Fund                                                        64,387      A Shares
---------------------------------------------------------------------------------------------------------------------
       Qingdao Port (Group) Co., Ltd.                                                           60,000      A Shares
---------------------------------------------------------------------------------------------------------------------
       Harvest Service Sector Fund                                                              59,749      A Shares
---------------------------------------------------------------------------------------------------------------------
       CITIC Classic Securities Co., Ltd.                                                       58,705      A Shares
---------------------------------------------------------------------------------------------------------------------
       Xinghua Securities Investment Fund                                                       50,610      A Shares
---------------------------------------------------------------------------------------------------------------------
       China Southern Sustaining Growth Fund                                                    43,000      A Shares
---------------------------------------------------------------------------------------------------------------------
       Haifutong Profits Securities                                                             42,980      A Shares
---------------------------------------------------------------------------------------------------------------------
       Tai He Securities Investment Fund                                                        41,000      A Shares
---------------------------------------------------------------------------------------------------------------------
       Explanation for the relationships among the          Except for Xinghe Securities Investment Fund and Xinghua Securities
       above shareholders or activities in concert          Investment Fund, both of which belong to China Asset Management
                                                            Co., Ltd., and Harvest Service Sector Fund and Tai He Fund, both of which belong to Harvest Fund Management Co., Ltd., Sinopec Corp. is
                                                            not aware of any connections among the top 10 holders of shares in circulation. Sinopec Corp. is not aware of any connection or activities in concert among other holders of shares in circulation and is not aware of any pledges, lock-ups or trust of shareholdings of holders of H Shares.

-----------------------------------------------------------------------------------------------------------------------------------



(3) INFORMATION DISCLOSED BY THE SHAREHOLDERS OF H SHARES ACCORDING TO THE SECURITIES AND FUTURES ORDINANCE

                                                                                                            Approximate
                                                                                                          percentage of
                                                                                   Number of share      Sinopec Corp.'s
                                                                                 interests held or            interests
   Name of shareholders                             Nature                        regarded as held        (H Share) (%)

   Exxon Mobil Corporation                          Corporate                     3,168,529,000(L)             18.88(L)
   ----------------------------------------------------------------------------------------------------------------------
   Exxonmobil Far East Holdings Ltd.                Beneficial owner              3,168,529,000(L)             18.88(L)
   ----------------------------------------------------------------------------------------------------------------------
   Exxonmobil International Holdings Inc.           Corporate                     3,168,529,000(L)             18.88(L)
   ----------------------------------------------------------------------------------------------------------------------
   J.P. Morgan Chase & Co.                          Beneficial owner                 62,821,250(L)              0.37(L)
                                                    Investment manager              425,568,905(L)              2.54(L)
                                                    Custodian                       614,188,138(P)              3.66(P)
   ----------------------------------------------------------------------------------------------------------------------
   J.P. Morgan Chase & Co.                          Beneficial owner                 46,454,000(L)              0.28(L)
                                                    Investment manager              634,707,194(L)              3.78(L)
                                                    Others                          347,184,277(P)              2.07(P)
   ----------------------------------------------------------------------------------------------------------------------
   Wellington Management Company, LLP               Corporate                       845,269,200(L)              5.04(L)
   ----------------------------------------------------------------------------------------------------------------------

   Note 1: (L): Long position, (S): Short position, (P): Lending pool
   Note 2: On 1 March 2005, Exxonmobil sold out all the shares of Sinopec Corp. it held.

3 CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER There was no change in the controlling shareholders or the effective controller during the reporting period.

    (1)  Controlling shareholder
         The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"). Established in July 1998, Sinopec Group Company is a State authorized investment organization and a principally State-owned company. Its registered capital is RMB
         104.9 billion, and the legal representative is Mr. Chen Tonghai. Through reorganization in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, oil testing services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

    (2) Basic information of other legal person shareholders holding 10% or more of shares of Sinopec Corp. other than HKSCC (Nominees) Limited Not Applicable.

    (3)  Basic information of the effective controller

         China Petroleum Corporation is the effective controller of Sinopec
         Corp.

    (4) Diagram of the equity and controlling relationship between Sinopec Corp. and its effective controller

                             ----------------------------
                            | China Petroleum Corporation|
                            |                            |
                             ----------------------------
                                           |
                                           | 67.92%
                                           |
                                          \ /
                              --------------------------
                             |    China Petroleum &     |
                             |   Chemical Corporation   |
                              --------------------------

CHAIRMAN'S STATEMENT

To all shareholders,

On behalf of the Board of Directors of Sinopec Corp., I would like to extend my sincere gratitude for your continuous attention and support for the Company.

The year 2004 witnessed impressive progress in Sinopec Corp.'s reform and development. Looking back at 2004, the Company adjusted its operating strategy and carefully organized its production operations in response to the complex and ever-changing domestic and international market situations. In addition, by means of reform, structural adjustment and restructuring, the Company improved its internal management system and optimized its asset structure. These measures have laid a solid foundation for the Company's sustainable and effective growth. The Company's total production volume, profit and asset efficiency all increased significantly in 2004. According to the PRC Accounting Rules and Regulations, the Company's net profit was RMB 32.275 billion in 2004, up by 69.8% compared with that in 2003. According to International Financial Reporting Standards (IFRS), the Company's net profit was RMB 36.019 billion, representing an increase of 60.6% compared with that in 2003, and the return on capital employed rose to 12.84% after years of successive increases, up by 383 basis points over that in 2003. Looking at the Company's integrated operations, all business segments experienced growth scenario. The Chemical Segment has, in particular, achieved record high results. Such results were achieved through facility expansion and structural adjustments during the trough of the business cycle in the past few years and capturing the increase of margin in the global chemical business during the last year. This achievement has made the overall advantage of having an integrated operation more prominent.

The rapid growth of the Chinese economy and the recovery of the market have contributed to our sound performance. It was also a result of our persistence in adhering to our development strategy, our ability to accurately evaluate market trends and conditions, our responsiveness in capturing growth opportunities and our perseverance in carrying out the policy of "reform, adjustment, innovation and advancement". The hard-working, pioneering and innovative spirits of the Company's management and all staff have no doubt contributed towards our achievements. On behalf of the Board of Directors, I would like to extend our sincere thanks to them for their consistent efforts.

Considering the Company's earnings in 2004 and the need for longer-term sustainable development, the Board of Directors proposed a dividend distribution of RMB 0.12 per share for the full year of 2004. After deducting the interim dividend of RMB 0.04 per share that had been distributed, the final dividend for the year 2004 will be RMB 0.08 per share, which is equivalent to RMB 8.00 per ADS.

In 2004, Sinopec Corp. further strengthened its corporate governance. Pursuant to the regulatory requirements and the Company's management practice, the Company promptly made necessary amendments to the relevant provisions of its Articles of Association with an aim to minimise operational risks and ensure proper operation of the Company. In addition, the Company amended and improved its internal control system after a year of trial operation. The internal control system has been approved by the Board of Directors and will be officially rolled out across the entire organisation in 2005.

In 2004, the Company steadily implemented various reforms. By continuing to reduce the size of its work force through reassignments, flattening managerial hierarchies, simplifying management systems and restructuring the organisations, the Company has downsized its worked force by 11,000 persons including 1,200 mid-level management personnel. To consolidate the value chain, achieve integrated management and increase efficiency in resource allocation, we have implemented a buy-back program for the Mao Lian Convertible Bonds. The Board of Directors has approved the privatisation of Beijing Yanhua. The privatization was also approved by the shareholders of Beijing Yanhua. Moreover, the Company undertook to further reform its marketing system. Following the formation of Acrylic Fibre Sales Company and Lubricate Oil Company, another two professional companies for asphalt and catalysts were established, making a good preparation for future larger reforms in the chemical marketing system.

In 2004, structural adjustment of the Company was intensified. On the one hand, in response to the changes in the market demand and considering the Company's long-term development goals, the Company has promptly invested more capital in the Refining and Marketing Segments. As a result, our market shares have increased, and our ability to sustain risks and maintain sustainable growth has been significantly enhanced. Such initiative has obtained recognition and support from our shareholders. On the other hand, based on the principle of "giving prominence to the core business", the Company has acquired certain assets consisting of petrochemicals, catalysts and petrol stations from its controlling shareholder, Sinopec Group Company and its subsidiaries (excluding the Company) ("Sinopec Group"), and has disposed of the downhole operation assets of the Company. Furthermore, the Company has disposed of, or made provisions for impairment to losses on certain less competitive and efficient assets and as a result, the Company's overall asset quality has improved.

In 2004, the Company made great efforts on promoting the overall "Sinopec" corporate image. By landing the exclusive naming right of F1 Sinopec Chinese Grand Prix race and acting as the petrochemical partner of Beijing 2008 Olympic Games, the Company has greatly promoted the value of the Sinopec brand.

Whilst upholding the operation tenet of "maximizing profits of the company as well as returns to shareholders", the Company also attached great importance to the fulfillment of its social responsibilities, including saving resources and protecting environment. By upgrading existing production facilities, the Company has improved the quality of its products. In addition, the Company took great initiative to participate in public welfare undertakings by sponsoring educational projects financing the education of girls in the areas of poverty, and by providing support for constructions in those disaster-striken areas such as those Southeastern Asia countries affected by the recent tsunami and Xinjiang Autonomy Region struck by the snow storm.

Talents are the primary resource for corporate development. Sinopec Corp. has made great efforts to develop a talented work force and has established long-term incentive measures to bring out the vigor, creativity and loyalty of its talents. The Company has also introduced a market-rate mechanism in order to further its compensation system reform to motivate staff's initiative spirit and creativity.

Looking to the future in 2005, Sinopec Corp. will still be at its strategic development stage, facing precious opportunities as well as huge challenges and hardships for its effective development. Guided by its belief in pursuing a practical and scientific development approach and adhering to the Company's principle of "Reform, Adjustment, Innovation and Advancement", the Company strives to assess its market environment accurately and make scientifically sound decisions. Great efforts will be put into the following action items: first of all, reinforce safe production and keep up with the growth trend of its production and operation; second, further and deepen the reforms in various areas, including accelerating the reform of the chemicals marketing system to capture the growth opportunities in the chemical industry, advancing the integration of the Company's various operations, improving of the refined oil product marketing system and the foreign trade system, flattening the management hierarchy, downsizing the workforce and optimizating of the internal compensation system; third, reinforce structure adjustment starting from the investment structure and use new investments to optimise the existing assets structure; fourth, better the internal control system to improve corporate governance and safeguard the Company's and shareholders' interests; finally, build up a capable workforce consisting of management personnel, professional personnel of various types and technicians of various types, and encourage their initiative spirit and creativity.

In 2005, the Board of Directors, corporate management and all the staff, despite of potential difficulties, are determined to capture various opportunities, act in unity and be endeavored to achieve more splendid results in order to reward our shareholders, employees, customers and the society with the long-term and sustainable growth of the Company.


/s/ Chen Tonghai

Chen Tonghai
Chairman

Beijing, PRC 25 March 2005

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

The global economy witnessed sound growth in 2004. Stable and rapid growth was also experienced in the domestic economy. In 2004, international oil prices continued its climb, the domestic demand for petrochemical products increased significantly, the petrochemical industry was on the rising trend in a new cycle. All of these factors provided favourable conditions for the Company to increase its market shares and profitability. The controlled prices of refined oil products set by the government as a result of the macro-economy control measures, however, posed higher requirements on our efforts and abilities to enhance operating profit. Facing the complex and ever-changing market situations, the Company closely monitored the changes to the international and domestic markets, adjusted its production and operation strategies accordingly, reinforced safety in production, carefully organized and arranged for production and operation, increased production efficiency and expanded market shares. Meanwhile, the Company reinforced its internal management, pushed forward reform implementations and accelerated structural adjustments. With the joint efforts made by all the staff, the operating results once again reached a new high level.

1   REVIEW OF MARKET ENVIRONMENT

    (1)  Crude oil market
         In 2004, the international crude oil prices continued its climb to a higher level, and the price spread between sweet and sour crude oil widened. The Platts Global Brent spot price averaged USD 38.27 per barrel, up by 32.73% over 2003. The trend of domestic crude oil prices basically followed the trend in the international market. However, as the increase in international benchmark prices for some of the Company's self-produced oil was not significant, in 2004, the average realized price of crude oil produced by the Company was USD 33.28 per barrel, up by 20.74% over 2003.

    (2)  Refined oil products market
         In 2004, domestic demand for refined oil products surged dramatically as a result of China's rapid economic growth, increase in the number of automobiles and power supply shortage in certain parts of the country. According to the Company's estimation, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel and kerosene) in 2004 was 157.06 million tonnes, up by 19.0% over last year. The trend of domestic refined oil product prices in principle followed the rising trend of international refined oil product prices, however, due to the control imposed by the government over prices of refined oil products as a result of the macro-economy control measures, the increase in domestic prices was less than the international prices.

    (3)  Chemicals market
         In 2004, China's domestic demands for chemical products continued to grow significantly. The total apparent consumption of synthetic resins, synthetic fibres and synthetic rubber was 48.24 million tonnes, representing an increase of 11% over 2003. Domestic consumption of ethylene equivalent was 16.38 million tones, up by 5.8% over 2003. With the gradual recovery of the global chemical industry, the margin of chemical production increased remarkably and new price records of most chemical products were repeatedly achieved.

                               [GRAPHIC OMITTED]

                     Price Trend of International Crude Oil


2   PRODUCTION AND OPERATION

    (1)  Exploration and Production Segment

         In 2004, by seizing the opportunity of high oil prices, the Company made great efforts in exploration and achieved relatively good results in exploration, development and production of crude oil and natural gas.

         In connection with exploration activities, the Company completed a two dimensional seismic study of 31,750 kilometers, a three-dimensional seismic study of 7,030 square kilometers and drilled 590 test wells with a drilling footage of 1,484 kilometers. The proved oil and gas reserves in new exploration blocks in western China increased significantly, a breakthrough was made in southern marine phase sedimentary blocks and remarkable results were attained in terms of exploration in mature blocks and new areas in eastern China. At the end of 2004, the Company's proved reserves of crude oil were 3,267 million barrels and natural gas were 3,033 billion cubic feet, up by 0.31% and 5.04%, respectively, compared with 2003. In terms of development, the Company continually reinforced the comprehensive management in mature oil fields and development in new blocks in western China. In 2004, the Company drilled 2,365 development wells, with a drilling footage of 5,125.2 kilometers and newly built crude oil and natural gas production capacity were 6.09 million tonnes per year and 1.015 billion cubic meters per year, respectively. In 2004, the Company's production of crude oil and natural gas reached 274.15 million barrels and 207.0 billion cubic feet, respectively, representing an increase of 1.18% and 10.29%, respectively, over 2003.


SUMMARY OF OPERATIONS OF THE EXPLORATION AND PRODUCTION SEGMENT


                                                                                     Changes
                                                                                   from 2003
                                                       2004      2003       2002 to 2004 (%)

Crude oil production (mmbbls)                        274.15    270.96     269.80        1.18
---------------------------------------------------------------------------------------------
Natural gas production (bcf)                          207.0     187.7      178.8       10.29
---------------------------------------------------------------------------------------------
Newly added proved reserves of crude oil (mmbbls)       284       208        375       36.54
---------------------------------------------------------------------------------------------
Newly added proved reserves of natural gas (bcf)      352.0    (254.3)      20.2         N/A
---------------------------------------------------------------------------------------------
Year end proved reserves of crude oil (mmbbls)        3,267     3,257      3,320        0.31
---------------------------------------------------------------------------------------------
Year end proved reserves of natural gas (bcf)       3,033.0   2,887.6    3,329.4        5.04
---------------------------------------------------------------------------------------------
Year end proved reserves of crude oil
and natural gas (mmboe)                               3,773     3,738      3,875        0.94
---------------------------------------------------------------------------------------------

SUMMARY OF PRODUCTION AND OPERATIONS OF SHENGLI OIL FIELD

                                                                                     Changes
                                                                                   from 2003
                                                       2004      2003       2002 to 2004 (%)

Crude oil production (mmbbls)                        189.88    189.25     189.68        0.33
----------------------------------------------------------------------------------------------
Natural gas production (bcf)                           31.8      28.6       26.5       11.19
----------------------------------------------------------------------------------------------
Newly added proved reserves of crude oil (mmbbls)       225       196        240       14.80
----------------------------------------------------------------------------------------------
Newly added proved reserves of natural gas (bcf)       79.9      70.1       (5.1)      13.98
----------------------------------------------------------------------------------------------
Year end proved reserves of crude oil (mmbbls)        2,306     2,271      2,264        1.54
----------------------------------------------------------------------------------------------
Year end proved reserves of natural gas (bcf)         357.1     308.9      267.4       15.60
----------------------------------------------------------------------------------------------
Year end proved reserves of crude oil
and natural gas (mmboe)                               2,366     2,322      2,308        1.89
----------------------------------------------------------------------------------------------


(2) REFINING SEGMENT
    In 2004, according to the international market condition of widened price spread between sweet and sour crude oil, the Company strived to reduce crude oil procurement costs by raising sour crude processing volume and optimising crude oil mix and transportation costs. Meanwhile, the Company enhanced operational performance of its facilities and brought their production capacity into full play, thus setting a new throughput record of crude oil and production record of refined oil products and light chemical feedstock. The Company processed 132.95 million tonnes of crude oil in 2004, an increase of 14.36% over 2003. The Company actively adjusted its product mix, increased the production of diesel and high value-added products to meet market demands. The Company put emphasis on market analysis and marketing management and, as a result, both the prices and volume of refined petroleum products sold by this segment had risen. The Company made efforts to revamp its existing oil refining facilities and improve product quality so that the production of high-grade gasoline amounted to 12.39 million tonnes, up by 34.2% over 2003. In addition, with enhanced management and scientific and technological advancement, all major economic and technical indicators of the Refining Segment were improved. The light products yield reached 74.02%, up by 0.22 percentage point over 2003, and the refining yield reached 93.09%, up by 0.46 percentage point over 2003.

SOURCES OF CRUDE OIL                                       Unit: million tones

                                                                        Changes
                                                                      from 2003
                                  2004         2003        2002     to 2004 (%)

Self-supply                      28.14        28.20       28.90          (0.21)
-------------------------------------------------------------------------------
PetroChina Company Ltd.          10.31        13.08       14.57         (21.18)
-------------------------------------------------------------------------------
CNOOC                             6.69         5.57        6.22          20.11
-------------------------------------------------------------------------------
Imported                         89.03        71.14       56.68          25.15
-------------------------------------------------------------------------------
Total                           134.17       117.99      106.37          13.71
-------------------------------------------------------------------------------


SUMMARY OF PRODUCTION OF THE REFINING SEGMENT
Except for 2004, the following operation data for 2003 and 2002 do not include those of Xi'an Petrochemical and Tahe Petrochemical.

                                                                                                           Changes
                                                                                                         from 2003
                                                                2004           2003          2002      to 2004 (%)

Crude throughput (mbbls/day)                                  2,677.2       2,341.0       2,114.6          14.36
------------------------------------------------------------------------------------------------------------------
   of which: sour crude throughput (mbbls/day)                  551.1         478.7         402.8           15.12
   ---------------------------------------------------------------------------------------------------------------
Refining utilization rate (%)                                   93.43          87.8          79.3           5.63
                                                                                                       percentage
                                                                                                           points
------------------------------------------------------------------------------------------------------------------
Gasoline, diesel and kerosene (million tonnes)                  80.83          68.72         62.42          17.62
------------------------------------------------------------------------------------------------------------------
   of which: Gasoline (million tonnes)                          23.58          21.74         19.62           8.46
   ---------------------------------------------------------------------------------------------------------------
            Diesel (million tonnes)                             50.89          41.67         37.74          22.13
------------------------------------------------------------------------------------------------------------------
            Kerosene including jet fuel (million tonnes)         6.36           5.31          5.06          19.77
------------------------------------------------------------------------------------------------------------------
Light chemical feedstock (million tonnes)                       17.70          16.46         15.04           7.53
------------------------------------------------------------------------------------------------------------------
Light products yield (%)                                        74.02          73.80         73.22          0.22
                                                                                                       percentage
                                                                                                            point
------------------------------------------------------------------------------------------------------------------
Refining yield (%)                                              93.09          92.63         92.50          0.46
                                                                                                       percentage
                                                                                                            point
------------------------------------------------------------------------------------------------------------------



Except for 2002, the following operation data for 2003 and 2004 include those of Xi'an Petrochemical and Tahe Petrochemical.

                                                                                                           Changes
                                                                                                         from 2003
                                                                  2004           2003          2002    to 2004 (%)

Crude throughput (mbbls/day)                                   2,677.2        2,350.0       2,114.6           13.92
-------------------------------------------------------------------------------------------------------------------
   of which: sour crude throughput (mbbls/day)                   551.1          478.7         402.8           15.12
-------------------------------------------------------------------------------------------------------------------
Refining utilization rate (%)                                    93.43           88.10         79.3            5.33
                                                                                                        percentage
                                                                                                            points
-------------------------------------------------------------------------------------------------------------------
Gasoline, diesel and kerosene (million tonnes)                   80.83           69.01         62.42          17.13
-------------------------------------------------------------------------------------------------------------------
   of which: Gasoline (million tonnes)                           23.58           21.79         19.62           8.21
-------------------------------------------------------------------------------------------------------------------
            Diesel (million tonnes)                              50.89           41.91         37.74          21.43
-------------------------------------------------------------------------------------------------------------------
            Kerosene including jet fuel (million tonnes)          6.36            5.31          5.06          19.77
-------------------------------------------------------------------------------------------------------------------
Light chemical feedstock (million tonnes)                        17.70           16.46         15.04           7.53
-------------------------------------------------------------------------------------------------------------------
Light products yield (%)                                         74.02           73.80         73.22           0.22
                                                                                                        percentage
                                                                                                             point
-------------------------------------------------------------------------------------------------------------------
Refining yield (%)                                               93.09           92.63         92.50           0.46
                                                                                                        percentage
                                                                                                             point
-------------------------------------------------------------------------------------------------------------------

Notes:  Crude oil processing volume is converted at 1 tonne = 7.35 barrels.

(3) MARKETING AND DISTRIBUTION SEGMENT
    In 2004, the Company paid close attention to the changes of the market, balanced resources allocation, reinforced and improved construction of marketing network. The net increase in the number of company-owned and company-operated (COCO) petrol stations in 2004 was 2,075, of which, we have won the bid to establish 5 petrol stations in Hong Kong Special Administrative Region. The Company strengthened service awareness and improved service quality to expand both retail and direct sales volume, which had resulted in an increase in sales volume, and optimised structure of refined oil products. In 2004, the total domestic sales volume of refined oil products reached 94.59 million tonnes, representing an increase of 24.59% over 2003, of which the retail volume achieved an increase of 37.07% over the previous year. The efficiency of petrol stations continued to improve with the annual throughput per petrol station exceeding 2,000 tonnes, up by 18.8% compared with that in the previous year. The retail sales volume together with direct distribution volume of refined oil products accounted for 77.07% of the total domestic sales volume, up by
    5.67 percentage points over 2003. In 2004, the Company reasonably adjusted its export volume to keep in line with market demand with a total export volume of 3.5156 million tonnes of refined oil products, down by 12% compared with that in 2003.

SUMMARY OF OPERATIONS OF MARKETING AND DISTRIBUTION SEGMENT
                                                                                                                 Changes
                                                                                                               from 2003
                                                                     2004           2003            2002     to 2004 (%)

Total domestic sales of refined oil products (million tonnes)       94.59          75.92           70.09           24.59
-------------------------------------------------------------------------------------------------------------------------
of which:
-------------------------------------------------------------------------------------------------------------------------
    Retail volume (million tonnes)                                  53.25          38.85           34.73           37.07
    ---------------------------------------------------------------------------------------------------------------------
    Direct sales volume (million tonnes)                            19.65          15.33           12.63           28.18
    ---------------------------------------------------------------------------------------------------------------------
    Wholesale volume (million tonnes)                               21.69          21.74           22.73           (0.23)
    ---------------------------------------------------------------------------------------------------------------------
Average annual throughput per petrol station (tonne/station)        2,003          1,686           1,560           18.80
-------------------------------------------------------------------------------------------------------------------------
Total number of petrol stations under SINOPEC brand                30,063         30,242          28,127           (0.59)
-------------------------------------------------------------------------------------------------------------------------
Of which:
-------------------------------------------------------------------------------------------------------------------------
    Number of COCO petrol stations                                 26,581         24,506          24,000            8.47
    ---------------------------------------------------------------------------------------------------------------------
    Number of franchised petrol stations                            3,482          5,736           4,127          (39.30)
    ---------------------------------------------------------------------------------------------------------------------
Retail volume/total domestic sales volume (%)                        56.3           51.2            49.6            5.1
                                                                                                              percentage
                                                                                                                  points
-------------------------------------------------------------------------------------------------------------------------

(4) CHEMICALS SEGMENT
    In 2004, the Company strengthened the management of its chemicals operation to ensure safe, stable, sustained, full-load and optimal operations. It also optimised allocation of resources, such as chemical feedstock resources, to ensure the timely supply of raw materials and increased utilisation rate. As a result, the production of most chemical products increased significantly. In 2004, the Company produced 3.637 million tones of ethylene, up by 14.77% over 2003. The production of major chemical products, such as synthetic resins, synthetic fibres, monomers and polymers for synthetic fibres and synthetic rubbers, all increased significantly. As a result of the Company's endeavors to improve product mix and increase the production of market-adapted and high value-added products, ratio of performance compound of synthetic resin and differential fibre were increased significantly.
    Furthermore, the Company actively tapped the market and accomplished the targeted production and sales volumes. In addition, the Company achieved remarkable results in improving the marketing network of acrylic fibre, optimising allocation of resources and customers, improving the quality of customer services and unifying marketing mode. This enabled the Company to collect valuable experiences for the future reform of its chemical marketing system.

    PRODUCTION OF MAJOR CHEMICALS
    The operation data of 2002 and 2003 listed below exclude the data of Maoming Ethylene; the operation data of 2004 include those of Maoming Ethylene but exclude those of chemical assets acquired from Sinopec Group in 2004.

                                                                                Unit: 1,000 tonnes

                                                                                              Changes
                                                                                            from 2003
                                                  2004           2003            2002     to 2004 (%)

Ethylene                                         3,637          3,169           2,716           14.77
------------------------------------------------------------------------------------------------------
Synthetic resins                                 5,534          4,691           4,005           17.97
------------------------------------------------------------------------------------------------------
    of which: performance compound resins        2,894          2,305           1,847           25.55
    --------------------------------------------------------------------------------------------------
Synthetic rubbers                                  561            502             458           11.75
------------------------------------------------------------------------------------------------------
Monomers and polymers for Synthetic fibres       5,049          4,418           3,834           14.28
-----------------------------------------------------------------------------------------------------
Synthetic fibres                                 1,295          1,280           1,153            1.17
------------------------------------------------------------------------------------------------------
    of which: differential fibres                  589            477             402           23.48
    --------------------------------------------------------------------------------------------------
Urea                                             2,630          2,028           2,666           29.68
------------------------------------------------------------------------------------------------------


The operation data of 2003 and 2004 listed in the table below include the data of Maoming Ethylene and the chemical assets acquired from Sinopec Group in 2004, while those of 2002 do not.

                                                                                   Unit: 1,000 tonnes

                                                                                               Changes
                                                                                             from 2003
                                                   2004           2003            2002     to 2004 (%)

Ethylene                                          4,074          3,982           2,716            2.31
------------------------------------------------------------------------------------------------------
Synthetic resins                                  6,221          5,805           4,005            7.17
------------------------------------------------------------------------------------------------------
    of which: performance compound resins         3,034          2,707           1,847           12.08
------------------------------------------------------------------------------------------------------
Synthetic rubbers                                   561            553             458            1.45
------------------------------------------------------------------------------------------------------
Monomers and polymers for Synthetic fibres        6,021          5,633           3,834            6.89
------------------------------------------------------------------------------------------------------
Synthetic fibres                                  1,654          1,659           1,153           (0.30)
------------------------------------------------------------------------------------------------------
    of which: differential fibres                   753            623             402           20.87
------------------------------------------------------------------------------------------------------
Urea                                              2,630          2,028           2,666           29.68
------------------------------------------------------------------------------------------------------

(5) RESEARCH AND DEVELOPMENT
    In 2004, the Company proactively developed core technology and proprietary technology for its principal operations and achieved fruitful results of 639 domestic patents and 48 foreign patents being authorised. Breakthrough was achieved in exploration in marine phase sedimentary structure in southern China. Additionally, the Company successfully developed technologies to improve recovery rate in oil fields with complex faultage, flexible and diversified FCC technology (FDFCC), sulfur removal and olefin content reduction technology through selective hydrofining of catalytic gasoline (RIDOS), and 150 thousand tonnes per year three-reactor PET technology.

    New progress was made in the construction of information system. The ERP system was deployed at 23 entities and its integrated advantage became more prominent. The comprehensive oil field management system and the Ningbo-Shanghai-Nanjing crude oil pipeline transportation and distribution management system were completed and put into operation. Moreover, the application of IC cards at petrol stations achieved remarkable progress with total number of customers exceeded 2 million. Over 10,000 COCO petrol stations have been equipped with IC card facilities and the vision of "One card in hand, fueling nationwide" becomes more accessible.

(6) COST SAVING
    In 2004, the Company adopted a series of measures to reduce costs: optimising the allocation of resources and logistics system to reduce the transportation costs, increasing processing volume of sour crude to reduce procurement cost of crude oil and optimising the operation of facilities to cut down material and energy consumption. In 2004, the Company's cost reduction totalled RMB 2.951 billion, which is RMB 451 million more than the original target of RMB 2.5 billion. The breakdown is as follows: RMB 660 million from the Exploration and Production Segment, RMB 660 million from the Refining Segment, RMB 731 million from the Chemicals Segment and RMB 900 million from the Marketing and Distribution Segment.

(7) CAPITAL EXPENDITURE
    In 2004, according to the prevailing market conditions and our continued focus on our development strategies and core business, the Company adjusted and improved its investment structure, strictly followed investment decision making procedures and management methods and strengthened management of key construction projects. As a result of the above efforts, projects construction was accelerated. In 2004, the Company's total capital expenditure was RMB 64.759 billion, among which the capital expenditure of the Exploration and Production Segment was RMB 21.234 billion. The Company enhanced oil reserves as well as production of crude oil and natural gas, and further improved its profile of the possible, probable and proved reserves. As a result, remarkable achievements were made in the exploration and development projects in the matured fields in eastern China, newly developed fields in western China and marine phase blocks in southern China. In addition, the Company's proved reserves of crude oil increased by 284 million barrels, and natural gas increased by 352 billion cubic feet. The capital expenditure of the Refining Segment was RMB 14.272 billion. The newly added primary refining capacity was 8.3 million tonnes/year, the newly added hydro-refining capacity was 4 million tonnes/year, and the newly added delayed coking capacity was 3.9 million tonnes/year. The upgrading projects for improving oil product quality were progressing smoothly and the Ningbo-Shanghai-Nanjing crude oil pipeline was completed and put into operation. The capital expenditure of the Marketing and Distribution Segment was RMB16.678 billion, which was principally used for the construction of pipelines for refined oil products and further optimising marketing networks for refined oil products by acquiring, building and upgrading petrol stations. As a result, in 2004, the number of COCO petrol stations was up by 2,075, securing the Company's leading position in its principal market and raising brand awareness and customer loyalty. The capital expenditure of the Chemicals Segment was RMB 11.025 billion. With the investment, our ethylene capacity was increased by 270,000 tonnes/year, synthetic resin capacity increased by 700,000 tonnes/year, and capacity of monomers and polymers for synthetic fibres increased by 360,000 tonnes/year. The coal gasification projects for chemical fertiliser facilities progressed smoothly. The capital expenditure of the Company's headquarters and others totalled RMB 1.55 billion, with which the construction of information system achieved new progress.

    In addition, such joint venture projects as Shanghai Secco progressed smoothly, capital expenditure was RMB 6.5 billion in total.

(8) COOPERATION WITH FOREIGN PARTNERS
    In 2004, the Company's major joint ventures progressed smoothly. The ethylene joint venture with BP in Shanghai has been successfully commissioned, and that with BASF in Nanjing is currently in the commissioning phase. The joint venture with Shell for coal gasification in Hunan province is under construction and estimated to be completed by the end of 2005. The joint venture with ExxonMobil and Saudi Aromco for an integrated oil refining and chemical project in Fujian is under preparation. The joint ventures for the retail of refined oil products with BP and Shell in Jiangsu and Zhejiang, respectively, were formally put into operation.

BUSINESS PROSPECT

1   MARKET OUTLOOK

    In 2005, it is estimated that the global economy will remain in stable growth. International crude oil prices will remain high and is expected to be at a fluctuating state, and the global chemical industry will still stay at a cyclical upturn. China's economy is expected to continue to grow rapidly, which will in turn drive the growth of the domestic demands for refined oil products and petrochemical products, creating rooms for the development of petroleum and petrochemical industries. Meanwhile, the openness of domestic retail market for refined oil products and the decrease of the import duty for chemical products will give rise to competitions in the domestic market.

2   PRODUCTION AND OPERATION

    Faced with the opportunities and challenges in 2005, the Company intends to adopt a flexible operating strategy and focus on the following areas:

    EXPLORATION AND PRODUCTION SEGMENT The Company will make further efforts in exploration and development and increasing types of supplemental resources to ensure the stable growth of oil and gas production. Moreover, the Company will strive hard to increase production and efficiency by enhancing the recovery rate and commodity rate of oil and gas. In 2005, the Company plans to produce 39 million tonnes of crude oil and 6.07 billion cubic meters of natural gas. The Company also intends to increase its production capacity of crude oil by 6.05 million tonnes per year and natural gas by
    2.3 billion cubic meters per year.

    REFINING SEGMENT The Company will reinforce management and ensure safe, stable, sustained, full-load and optimal operation of its facilities. The projected processing volume of crude oil in 2005 is 143 million tonnes. The Company will strive to increase production of refined oil products and light chemical feedstock. Optimisation of resource allocation, adjustment to structure and improvement of quality will be our main focus in 2005. The Company also proposes to raise production of LPG, propylene, aromatics and high-grade road asphalt. The Company will further increase the major techno-economic indicators of oil refining with target for light products yield at 74.1% and refining yield at 92.9%.

    MARKETING AND DISTRIBUTION SEGMENT The Company will further improve marketing networks and optimise marketing structure. Meanwhile, the Company will adjust its marketing strategies, make efforts to expand its total sales volume based on the market demands, and optimise resource allocation and logistics network. In 2005, the Company plans to achieve a total domestic sales of refined oil products of 102 million tonnes, including retail sales of 57.50 million tones and direct distribution of 22.50 million tonnes.

    CHEMICALS SEGMENT Efforts will be made to ensure safe, stable, sustained, full-load and optimal operation of facilities and put the two ethylene joint venture projects into operation. The Company will speed up the reform of the chemical marketing system to improve the competitiveness of chemical products. The Company will resort to scientific and technological advancement to increase the production of high value-added products, performance compound resins and differential fibres. In 2005, the Company plans to produce 5.19 million tonnes of ethylene, 7.47 million tonnes of synthetic resins, 0.55 million tones of synthetic rubbers, 1.61 million tones of synthetic fibre and 6.69 million tones of synthetic fibre monomers and polymers.

    SCIENTIFIC AND TECHNOLOGICAL DEVELOPMENT The Company will accelerate the development of core technology and proprietary technology and further build up technological advantages for core businesses development. The Company will carefully arrange for the development of key technologies, involving increase in reserves and stable production in oil fields in eastern China, exploration and development of new oil fields, natural gas development in Ordors and Sichuan, upgrading of oil product quality, construction of Qingdao Refinery and the second round revamping of Maoming Ethylene. In addition, the Company will attach great importance to the development of new high value-added products and the promotion of scientific and technological research results to serve as the technological support for reduction of costs and sharpening of products competitive edge.

    COST SAVING In 2005, the Company will, depending on scientific and technological advancement, reinforce management practices, deepen reforms and enhance operating efficiency. It plans to achieve a cost saving of RMB
    2.5 billion, among which Exploration and Production Segment plans to achieve a cost saving by RMB 600 million, Refining Segment RMB 600 million, Chemicals Segment RMB 700 million, and Marketing and Distribution Segment RMB 600 million.

    CAPITAL EXPENDITURE In 2005, the Company's capital expenditure is planned to be RMB 62 billion. The projected expenditure for Exploration and Production Segment is RMB 22.9 billion, Refining Segment is RMB 16.127 billion, Chemicals Segment is RMB 10.373 billion, Marketing and Distribution Segment is RMB 11 billion, Corporate and Others is RMB 1.6 billion. In 2005, capital expenditure will be engaged in the following areas: In Exploration and Production Segment, the Company will carry out the operation notion of oil reserves and strive to expand qualified resources, improve the profile of oil and gas reserves and increase production of oil and gas. In Refining Segment, the Company intends to complete the second-phase of Ningbo-Shanghai-Nanjing crude oil pipeline, construct the crude oil pipeline along the Yangtze River, and speed up the revamping of selected refining projects. In Chemicals Segment, the Company will focus on the revamping and construction of large-scale ethylene, aromatics and PTA facilities and accelerate the coal gasification projects. In Marketing and Distribution Segment, the Company will improve the marketing networks continually, build, acquire and upgrade petrol stations, optimise layout of depots, promote pipeline transportation, improve operating efficiency, and put the southwest refined oil product pipeline into operation in the first half of 2005. Moreover, the Company will speed up the application of petrol IC cards to increase marketing level based on information technologies.

    WORKFORCE DOWNSIZE The company plans to reduce the number of employees by more than 15,000 in 2005 (including the downhole operation workers). By the end of 2005, the workforce size is expected to be around 370,000. In this case, the accumulative number of persons laid-off by the end of 2005 will amount to 140,000.

    In addition, the Company will continue to improve foreign cooperation. The two ethylene joint ventures with BASF and BP will be put into commercial operation in the first half of 2005 and progress of Fujian integrated project will be accelerated. The Company will, according to the schedule and scale of construction determined by the board of directors of the two joint ventures and the Company's percentage of shareholdings in the joint ventures, inject investment in a timely manner. These investments will be accounted for as the Company's investment in associates as appropriate.

    With the practical and down-to-earth efforts made by our employees, we are confident that, in the forthcoming year, the Company will improve its production and operating results, deepen corporate reform, strengthen structural adjustment and realize the sustained and effective development.

HEALTH, SAFETY AND ENVIRONMENT

Sinopec Corp. has been long dedicated to achieving a coordinated development between Health, Safety and Environment (HSE) and economic growth, and establishing a mechanism for long-term safe operations. The Company has strictly adhere to its social responsibilities, and solemnly carried out its operating motto featuring "safety first, preventative measures, full participation, comprehensive governance, environment improvement, health protection, scientific management, and sustainable development". In 2004, the Company continued to maintain its safe and stable production, endeavored to provide the society with safe, reliable, high-quality and environment-friendly products, protected the environment, cared for the health of its employees, continuously improved its relationship with the community, established a good social image, and achieved even better performance in HSE.

1   STEADY IMPROVEMENT OF HSE MANAGEMENT
    Since the announcement of HSE management system in 2001, the Company has proactively promoted HSE management system in its subsidiaries. By the end of 2004, each branch company and subsidiary of the Company has established and put into operation a relatively complete HSE management system.

2 IMPLEMENTATION OF A PRECAUTION-ORIENTED POLICY AND SAFETY EVALUATION FOR NEW PROJECTS
    In 2004, the Company completed safety evaluations for a number of new revamping projects, such as the construction of crude oil pipeline along the Yangtz River and refined oil product pipeline in Zhujiang River Delta, and the expansion of MTBE Unit in Sinopec Zhenhai Refining and Chemical Co., Ltd. It also evaluated the risks, on a regular basis, arising from those existing facilities and utilities systems. Moreover, core facilities and critical parts were subject to dynamic monitoring and management by designated operators. For any potential problems found during the evaluation, the Company would monitor the entire trouble shooting process to ensure the full elimination of problems and safe production.

3   ACTIVE PROMOTION OF CLEAN PRODUCTION TO SAVE WATER AND REDUCE EFFLUENTS
    In 2004, on the basis of the clean production pilot program and in accordance with the Standard of Clean Production for Enterprises, the branch companies and subsidiaries of Sinopec Corp. carried out full-scale "clean" production and further standardized environmental management practices in line with the HSE management system so that effluents discharged were continuously reduced. Besides, the Company reinforced its control of water consumption, conducted a more intensive assessment on the use of water, and actively developed practical water-saving techniques. Compared with the year 2003, despite of a large increase in the production volume, the water consumption for industrial purpose was still reduced by 2% in 2004.

4   PROVIDING CLEANER FUEL FOR THE SOCIETY
    Since 1 July 2002, the Company fully complied with the new national standard for light diesel. Under the new standard, sulphur content was reduced from 1.0% to 0.2% (m/m). Since 1 July 2003, the Company has fully complied with the new national standard of gasoline for motor vehicles and sulphur content was reduced from 0.1% to 0.08% (m/m). Since 1 October 2004, the Company started to supply gasoline and diesel which are in compliant with the Euro II standard to the Beijing market.

    The Company will fully apply the upcoming national standard of gasoline and diesel for motor vehicles (equivalent to Euro II standard), which will be effective from 1 July 2005. According to this standard, sulphur content in gasoline for motor vehicles will be further reduced from 0.08% to 0.05% (m/m), and sulphur content in diesel for motor vehicles will be further reduced from 0.2% to 0.05% (m/m). At the same time, the Company will supply gasoline and diesel products which are in compliant with Euro III standard to the Beijing market.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").


1   CONSOLIDATED RESULTS OF OPERATIONS
    In 2004, the Company's turnover and other operating revenues were RMB 619.8 billion and the operating profit was RMB 63.1 billion, representing an increase of 38.0% and 62.2% over those in the previous year respectively. These results are largely attributable to a number of factors. First, the international crude oil prices continued to be volatile and remained at a high level, the chemical industry was on the up trend cycle, and the domestic economy consistently maintained fast growth, all of which resulted in strong demand for chemical products and high prices of chemical products, which, in turn, provided favorable conditions for the Company to maximise its returns. Second, by taking the advantage of the favorable opportunities, the Company proactively developed the market, increased the sales of refined oil products, maintained steady growth in oil and gas production and increased the throughput of crude oil and production of chemical products. In addition, the Company continued to strive for better operating results through strengthening internal management, furthering corporate reforms and improving asset structure.

    The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods.

                                                             YEARS ENDED 31 DECEMBER
                                                                2004          2003        Changes
                                                                    RMB millions               (%)

TURNOVER AND OTHER OPERATING REVENUES                         619,783       449,001           38.0
---------------------------------------------------------------------------------------------------
Of which: Turnover                                            597,197       429,949           38.9
---------------------------------------------------------------------------------------------------
          Other operating revenues                             22,586        19,052           18.5
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                           (556,714)     (410,118)          35.7
---------------------------------------------------------------------------------------------------
Of which:
---------------------------------------------------------------------------------------------------
   Purchased crude oil, products and
     operating supplies and expenses                         (443,590)     (313,238)          41.6
   ------------------------------------------------------------------------------------------------
   Selling, general and administrative expenses               (31,843)      (27,228)          16.9
   ------------------------------------------------------------------------------------------------
   Depreciation, depletion and amortization                   (32,342)      (27,951)          15.7
   ------------------------------------------------------------------------------------------------
   Exploration expenses (including dry holes)                  (6,396)       (6,133)           4.3
   ------------------------------------------------------------------------------------------------
   Personnel expenses                                         (18,634)      (16,972)           9.8
   ------------------------------------------------------------------------------------------------
   Employee reduction expenses                                   (919)       (1,040)         (11.6)
   ------------------------------------------------------------------------------------------------
   Taxes other than income tax                                (16,324)      (13,581)          20.2
   ------------------------------------------------------------------------------------------------
   Other operating expenses, net                               (6,666)       (3,975)          67.7
   ------------------------------------------------------------------------------------------------
OPERATING PROFIT                                               63,069        38,883           62.2
---------------------------------------------------------------------------------------------------
Net finance costs                                              (4,371)       (4,463)          (2.1)
---------------------------------------------------------------------------------------------------
Investment income, share of profit less losses
  from associates and gain from issuance of
  shares by a subsidiary                                          908           621           46.2
---------------------------------------------------------------------------------------------------
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                59,606        35,041           70.1
---------------------------------------------------------------------------------------------------
Taxation                                                      (17,815)      (10,645)          67.4
---------------------------------------------------------------------------------------------------
PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                 41,791        24,396           71.3
---------------------------------------------------------------------------------------------------
Minority interests                                             (5,772)       (1,972)         192.7
---------------------------------------------------------------------------------------------------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                            36,019        22,424           60.6
---------------------------------------------------------------------------------------------------

    (1)TURNOVER AND OTHER OPERATING REVENUES
       In 2004, the Company's turnover and other operating revenues were RMB
       619.8 billion, of which, the turnover was RMB 597.2 billion, representing an increase of 38.9% compared with 2003. In 2004, the Company captured the opportunity of the increased prices of crude oil and petrochemical products in the international market, expanded the sales volume of its major petrochemical products and optimized marketing structure. In 2004, the Company's other operating revenues went up to RMB 22.6 billion, representing an increase of 18.5% compared with 2003. The increase in "other operating revenues" were mainly due to the increase in sales revenue from its sale of raw and auxiliary materials to Sinopec Group Company and third parties.

       The following table sets forth the Company's external sales volume, average realized prices and their changes in percentage from 2003 to 2004.

                                                            Sales volume                   Averaged realized prices
                                                          (thousand tonnes)                       (RMB/tonne)
                                                  2004         2003       Changes        2004          2003         Changes
                                                                              (%)                                       (%)

Crude oil                                        6,012        7,219         (16.7)      1,872         1,493            25.4
----------------------------------------------------------------------------------------------------------------------------
Natural gas (million cubic meters)
  (RMB/thousand cubic meters)                    3,775        3,405          10.9         609           591             3.0
----------------------------------------------------------------------------------------------------------------------------
Gasoline                                        27,353       23,356          17.1       3,765         3,298            14.2
----------------------------------------------------------------------------------------------------------------------------
Diesel                                          60,419       47,290          27.8       3,221         2,794            15.3
----------------------------------------------------------------------------------------------------------------------------
Kerosene                                         5,680        4,810          18.1       2,923         2,361            23.8
----------------------------------------------------------------------------------------------------------------------------
Basic chemical feedstock                         6,664        5,712          16.7       4,429         3,642            21.6
----------------------------------------------------------------------------------------------------------------------------
Synthetic resin                                  5,401        5,097           6.0       7,986         6,017            32.7
----------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                                   556          555           0.2      10,238         8,513            20.3
----------------------------------------------------------------------------------------------------------------------------
Synthetic fibre                                  1,741        1,720           1.2      10,818         9,300            16.3
----------------------------------------------------------------------------------------------------------------------------
Monomers and polymers for synthetic fibre        2,704        2,622           3.1       8,022         5,791            38.5
----------------------------------------------------------------------------------------------------------------------------
Chemical fertilizer                              2,622        2,001          31.0       1,355         1,165            16.3
----------------------------------------------------------------------------------------------------------------------------

       Most of the crude oil and a small portion of the natural gas produced by the Company were internally used for refining and chemicals production. The remaining was sold to the refineries of Sinopec Group Company and other customers. In 2004, the turnover from crude oil and natural gas that were sold externally amounted to RMB 16.0 billion, accounting for 2.6% of the Company's turnover and other operating revenues, representing an increase of 6.9% compared with that in 2003. The increase was mainly due to the increase in crude oil price and expansion of natural gas business.

       The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined petroleum products) to third parties. In 2004, the external sales revenue of petroleum products by these two segments were RMB 406.2 billion, accounting for 65.5% of the Company's turnover and other operating revenues, representing an increase of 40.2% compared with that in 2003. The increase was mainly due to the rise of gasoline and diesel prices and also due to the Company's proactive efforts in increasing sales volume, optimising marketing structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 314.2 billion, accounting for 77.4% of the total sales revenue of petroleum products, representing an increase of 42.5% over that in 2003. The sales revenue of other refined petroleum products was RMB 92 billion, accounting for 22.6% of the total sales revenue of petroleum products, representing an increase of 33.2% compared with 2003.

       The Company's external sales revenue of chemical products was RMB 126 billion, accounting for 20.3% of its turnover and other operating revenues, representing an increase of 37% compared with that in 2003. The increase was mainly due to the fact that the Company captured the opportunity of the significant increase of chemical product prices and the increase of sales volume by the Company.

   (2) OPERATING EXPENSES
       In 2004, the Company's operating expenses amounted to RMB 556.7 billion, representing an increase of 35.7% compared with 2003. The operating expenses mainly consisted of the following:

       Purchased Crude Oil, Products, and Operating Supplies and Expenses

       In 2004, the Company's costs for purchased crude oil, products and operating supplies and expenses were RMB 443.6 billion, accounting for 79.7% of the total operating expenses, representing an increase of 41.6% compared with 2003. The costs of purchased crude oil was RMB 232.6 billion, accounting for 41.8% of the total operating expenses, representing an increase of 41.5% compared with 2003. To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, the Company increased its throughput of crude oil purchased from third parties. In 2004, the throughput of the Company's crude oil purchased externally was RMB 100.62 million tonnes (excluding amounts processed for third parties), representing an increase of 13.6% compared with 2003. Average cost for crude oil purchased externally in 2004 was RMB 2,312 per tonne, representing an increase of 24.6% compared with 2003.

       In 2004, the Company's other purchase expenses were RMB 211 billion, accounting for 37.9% of the total operating expenses, up by 41.7% compared with 2003. This increase was mainly due to the increase in costs of refined oil products and chemical feedstock purchased externally.

       Selling, general and administrative expenses

       In 2004, the Company's selling, general and administrative expenses totalled RMB 31.8 billion, representing an increase of 16.9% compared with 2003. Such an increase was largely due to:

       o An increase in the total sales volume of refined oil products and an increase of sales through retail and direct distribution. The increase in sales volume resulted in an increase of selling expenses, such as transportation cost, by RMB 1.9 billion compared with 2003.

       o An increase in repairing and maintenance expenses by RMB 1.1 billion compared with 2003 due to the additions of property, plant and equipment and the increase in maintenance activities related to petrol stations.

       o An increase in operating lease rentals by RMB 700 million compared with that in 2003. The increase was mainly due to the increase in rental of operating facilities such as petrol stations from third parties and rental of land and buildings from related parties.

       o Active promotion of Sinopec's overall image, which resulted in increased advertising expenses by RMB 700 million compared with 2003.

       Depreciation, depletion and amortization

       In 2004, the Company's depreciation, depletion and amortization were RMB
       32.3 billion, up by 15.7% over 2003. The increase was mainly because of the additions of property, plant and equipment as a result of capital expenditure.

       Exploration expenses

       In 2004, the Company's exploration expenses were RMB 6.4 billion, representing an increase of 4.3% compared with 2003. The increase was principally due to the increase by the Company of its investment in exploration activities in major new blocks in the western and southern parts of China.

       Personnel expenses

       In 2004, the Company's personnel expenses were RMB 18.6 billion, representing an increase of 9.8% compared with 2003. The increase was largely due to the implementing by the Company of the market-rate based employee compensation system resulting in increased employee wages and salaries. The new compensation system also resulted in an increase of contribution to staff retirement plans accordingly.

       Employee reduction expenses

       In 2004, in accordance with the Company's voluntary employee reduction plan, and in connection with the acquisition of petrochemical and catalyst assets from and the disposal of downhole assets to Sinopec Group Company, the Company recorded employee reduction expenses of approximately RMB 0.9 billion relating to the reduction of approximately 24,000 employees, down by RMB 0.1 billion compared with that in 2003.

       Taxes other than income tax

       In 2004, the Company's taxes other than income tax were RMB 16.3 billion, representing an increase of 20.2% compared with 2003. The increase was largely due to the increase of consumption tax and associated city construction taxes and education surcharges as a result of the increased sales volume of gasoline and diesel of the Company.

       Other operating expenses, net

       In 2004, the Company's other operating expenses, net were RMB 6.7 billion, representing an increase of 67.7% compared with 2003. The increase was largely due to the following reason: In order to allocate its internal resources more efficiently, the Company revised the production plans in 2004, and accordingly made a provision for impairment loss on certain less efficient chemical facilities, petrol stations and depots on the difference between the estimated recoverable value and the net book value of these assets amounting RMB 3.9 billion, representing an increase of RMB 3 billion compared with 2003. Meanwhile, disposals of assets decreased in 2004.

  (3)  OPERATING PROFIT
       In 2004, the Company's operating profit was RMB 63.1 billion, representing an increase of 62.2% compared with 2003.

  (4)  NET FINANCE COSTS
       In 2004, the Company's net finance costs were RMB 4.4 billion, down by 2.1% compared with 2003.

  (5)  PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION
       In 2004, the Company's profit from ordinary activities before taxation was RMB 59.6 billion, representing an increase of 70.1% compared with 2003.

  (6)  TAXATION
       In 2004, the Company's taxation was RMB 17.8 billion, representing an increase of 67.4% compared with 2003.

  (7)  MINORITY INTERESTS
       In 2004, the Company's minority interests were RMB 5.8 billion, representing an increase of 192.7% compared with 2003. The increase was mainly due to the return of the subsidiaries of the Company increased as compared with 2003.

  (8)  PROFIT ATTRIBUTABLE TO SHAREHOLDERS
       In 2004, the Company's profit attributable to shareholders was RMB 36 billion, representing an increase of 60.6% compared with 2003.

2   DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS
    The Company divides its operations into four business segments (Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment) and Corporate and Others. Unless otherwise specified, the financial data discussed in this section have not eliminated the inter-segment transactions. In addition, the operating revenue data of each segment have included the "other operating revenues" of the segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

                                                                              As a percentage of          As a percentage of
                                                                            consolidated operating      consolidated operating
                                                                                revenues before             revenues after
                                                                                elimination of              elimination of
                                              Years ended 31 December         inter-segment sales         inter-segment sales
                                                 2004            2003          2004            2003       2004            2003
Exploration and Production Segment                 RMB millions                        %                           %
----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                        25,253          22,975             2.5             3.0        4.1         5.1
    ------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                       60,053          47,287             5.9             6.3
    ------------------------------------------------------------------------------------------------------------------------
    Operating revenues                        85,306          70,262             8.4             9.3
----------------------------------------------------------------------------------------------------------------------------
Refining Segment
----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                        68,574          56,018             6.7             7.4       11.1        12.5
    ------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                      289,699         217,755            28.5            28.9
    ------------------------------------------------------------------------------------------------------------------------
    Operating revenues                       358,273         273,773            35.2            36.3
----------------------------------------------------------------------------------------------------------------------------
Marketing and Distribution Segment
----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                       343,595         238,758            33.8            31.7       55.4        53.2
    ------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                        2,831           2,602             0.3             0.3
    ------------------------------------------------------------------------------------------------------------------------
    Operating revenues                       346,426         241,360            34.1            32.0
    ------------------------------------------------------------------------------------------------------------------------
Chemicals Segment
----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                       132,183          96,425            13.0            12.8       21.3        21.5
    ------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                       12,510           7,415             1.2             1.0
    ------------------------------------------------------------------------------------------------------------------------
    Operating revenues                       144,693         103,840            14.2            13.8
    ------------------------------------------------------------------------------------------------------------------------
Corporate and others
----------------------------------------------------------------------------------------------------------------------------
    External sales (1)                        50,178          34,825             4.9             4.6        8.1         7.7
    ------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                       32,046          30,371             3.2             4.0
    ------------------------------------------------------------------------------------------------------------------------
    Operating revenues                        82,224          65,196             8.1             8.6
    ------------------------------------------------------------------------------------------------------------------------
Operating revenues before elimination
  of inter-segment sales                   1,016,922         754,431           100.0           100.0
----------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sale           (397,139)       (305,430)
----------------------------------------------------------------------------------------------------------------------------
Consolidated operating revenues              619,783         449,001                                      100.0       100.0
----------------------------------------------------------------------------------------------------------------------------

Notes: (1) including other operating revenues.

The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change from 2003 to 2004.


                                                Years ended 31 December
                                                2004              2003         Changes
                                                    RMB millions                   (%)

Exploration and Production Segment
-------------------------------------------------------------------------------------
    Operating revenues                        85,306            70,262           21.4
    ---------------------------------------------------------------------------------
    Operating expenses                        59,692            51,102           16.8
    ---------------------------------------------------------------------------------
    Operating profit                          25,614            19,160           33.7
    =================================================================================
Refining Segment
-------------------------------------------------------------------------------------
    Operating revenues                       358,273           273,773           30.9
-------------------------------------------------------------------------------------
    Operating expenses                       352,330           267,700           31.6
-------------------------------------------------------------------------------------
    Operating profit                           5,943             6,073           (2.1)
-------------------------------------------------------------------------------------
Marketing and Distribution Segment
-------------------------------------------------------------------------------------
    Operating revenues                       346,426           241,360           43.5
    ---------------------------------------------------------------------------------
    Operating expenses                       331,710           229,417           44.6
    ---------------------------------------------------------------------------------
    Operating profit                          14,716            11,943           23.2
    =================================================================================
Chemicals Segment
-------------------------------------------------------------------------------------
    Operating revenues                       144,693           103,840           39.3
    ---------------------------------------------------------------------------------
    Operating expenses                       125,972           100,297           25.6
    ---------------------------------------------------------------------------------
    Operating profit                          18,721             3,543          428.4
    =================================================================================
Corporate and others
-------------------------------------------------------------------------------------
    Operating revenues                        82,224            65,196           26.1
    ---------------------------------------------------------------------------------
    Operating expenses                        84,149            67,032           25.5
    ---------------------------------------------------------------------------------
    Operating profit                          (1,925)           (1,836)           4.8
    =================================================================================

(1) EXPLORATION AND PRODUCTION SEGMENT
    Most of the crude oil and a small portion of the natural gas produced by Exploration and Production Segment were used for the Company's refining and chemical operations. Most of the natural gas and a small portion of crude oil produced were sold to refineries owned by Sinopec Group Company and third party customers.

    In 2004, the operating revenues of this segment were RMB 85.3 billion, up by 21.4% over 2003, largely due to the increase in sales volume and the sales price of crude oil compared with those in 2003.

    In 2004, this segment sold 36.26 million tonnes of crude oil, representing an increase of 1.4% compared with 2003; 3.9 billion cubic meters of natural gas were sold, up by 11.6% compared with that in 2003. The average realized price of crude oil was RMB1,956 per tonne (approximately USD 33.3/barrel), representing an increase of 20.7% compared with that in 2003; the average realized price of natural gas was RMB 616 per thousand cubic meters, up by 3.3% compared with that in 2003.

    In 2004, the operating expenses of this segment were RMB 59.7 billion, up by 16.8% compared with that in 2003. This increase was mainly due to the following reasons:

    o The depreciation, depletion and amortization of the segment increased by RMB 2.6 billion compared with 2003. This change was caused by the additions of oil and gas properties as a result of an increase in capital expenditure incurred in this segment;

    o The rise of fuel cost as a result of the increase in oil and gas production and fuel prices, resulting in an increase of the operating expenses by approximately RMB 1 billion compared with 2003;

    o Other operating expenses including expenses related to the sales of materials were up by RMB 1.3 billion compared with 2003;

    o Exploration expenses (including dry holes) were up by RMB 0.3 billion compared with 2003;

    o Due to the increase of sales revenues of crude oil, the natural resources compensation fee increased accordingly. Land and building rental increased due to the increase of leased land and buildings. In addition, safety insurance fund also increased. The total of these items was up by RMB 0.5 billion compared with 2003.

    In 2004, in light of the high crude oil price, this segment increased its workload of certain downhole operation. As a result, the lifting cost of crude oil and natural gas increased by 3.9% from USD 6.47 per barrel in 2003 to USD 6.72 per barrel in 2004.

    In 2004, this segment's operating profit was approximately RMB 25.6 billion, representing an increase of 33.7% compared with that in 2003.

(2) REFINING SEGMENT
    The business activities of the Refining Segment consist of purchasing crude oil from the Exploration and Production Segment and third parties, processing crude oil into refined petroleum products, selling gasoline, diesel and kerosene to the Marketing and Distribution Segment, and selling other refined petroleum products to domestic and overseas customers.

    In 2004, the segment's operating revenues were RMB 358.3 billion, up by 30.9% compared with 2003. The increase was mainly due to the increase in the sales prices and sales volumes of various refined petroleum products.

    The following table shows the sales volumes, average realized prices and the percentage changes of various kinds of refined petroleum products of the segment from 2003 to 2004.

                                                     Sales volume                               Average realized prices
                                                   (thousand tonnes)                                (RMB per tonne)
                                          2004         2003      Changes             2004        2003      Changes
                                                                      (%)                                      (%)

Gasoline                                21,420       21,255           0.8           2,977       2,624         13.5
------------------------------------------------------------------------------------------------------------------
Diesel                                  50,271       41,461          21.2           2,890       2,404         20.2
------------------------------------------------------------------------------------------------------------------
Chemical feedstock                      23,165       21,914           5.7           2,682       2,277         17.8
------------------------------------------------------------------------------------------------------------------
Other refined petroleum products        31,710       29,639           7.0           2,583       2,155         19.9
------------------------------------------------------------------------------------------------------------------

    In 2004, the sales revenues of gasoline realized by the segment were RMB
    63.8 billion, representing an increase of 14.4% compared with 2003, accounting for 17.8% of this segment's operating revenues, down by 2.6 percentage points compared with 2003.

    In 2004, the sales revenues of diesel realized by the segment were RMB
    145.3 billion, representing an increase of 45.7% compared with 2003, accounting for 40.5% of this segment's operating revenues, up by 4.0 percentage points compared with 2003.

    In 2004, the sales revenues of chemical feedstock realized by the segment were RMB 62.1 billion, representing an increase of 24.5% compared with 2003, accounting for 17.3% of this segment's operating revenues, down by
    0.9 percentage points compared with 2003.

    In 2004, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 81.9 billion, representing an increase of 28.3% compared with 2003, accounting for 22.8% of this segment's operating revenues, down by 0.5 percentage points compared with 2003.

    In 2004, the operating expenses of the segment were RMB 352.3 billion, representing an increase of 31.6% compared with 2003. The increase was principally due to the increase of processing volume and price of crude oil.

    In 2004, the average cost of crude oil was RMB 2,261 per tonne, representing an increase by 24.0% compared with 2003. Refining throughput was 128.84 million tonnes (excluding amounts processed for third parties), representing an increase of 10.4% compared with 2003. In 2004, the total crude oil costs were RMB 291.3 billion, representing an increase of 36.9% compared with 2003, accounting for 82.7% of the segment's operating expenses, up by 3.2 percentage points compared with 2003.

    In 2004, with oil prices remaining at a high level, the Company strived to minimize purchase cost of crude oil and transportation cost and increase the revenue of refined oil products, and expanded the sales market of refined petroleum products other than gasoline, diesel and kerosene. However, the increase of refined oil price was less than that of crude oil. The refining margin was USD 3.86 per barrel (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax divided by the throughput of crude oil and refining feedstock), down by USD 0.23 per barrel compared with USD 4.09 per barrel in 2003, representing a decrease of 5.6%.

    In 2004, the refining cash operating cost (defined as operating expenses less the purchasing costs of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax, other business expenses and adjustments; and divided by the throughput of crude oil and refining feedstock) was USD 1.98 per barrel, down by USD 0.02 per barrel compared to 2003, representing a decrease of 1%. This change was mainly due to the continued reduction in costs and increased throughput in this segment.

    In 2004, the operating profit of the Refining Segment was RMB 5.9 billion, similar to that in 2003.

(3) MARKETING AND DISTRIBUTION SEGMENT
    The business activities of Marketing and Distribution Segment include purchasing refined products from the Refining Segment and third parities, wholesale of petroleum products to domestic customers, directly selling and distributing the petroleum products through the retail network owned by this segment and provision of related services.

    In 2004, the operating revenues of this segment were RMB 346.4 billion, up by 43.5% compared with 2003. The increase was due to the increase in sales volume and prices of refined oil products and the sustained optimization of marketing structure, which further increased the retail and distribution ratios of gasoline and diesel.

    In 2004, the operating revenues from retail of gasoline and diesel were RMB
    299.9 billion, accounting for 86.6% of the operating revenues of this segment. In 2004, the percentage of retail sales in the total sales volume of gasoline and diesel increased from 48.9% in 2003 to 54.6% in 2004, representing an increase of 5.7 percentage points. The percentage of sales of gasoline and diesel by distribution in the total sales volume increased from 13.3% in 2003 to 20.3% in 2004, up by 7 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 37.8% in 2003 to 25.1% in 2004, down by 12.7 percentage points.

    The following table shows the sales volumes, average realized prices and respective percentage changes of the four product categories in 2003 and 2004 including break-down information of different sales channels for gasoline and diesel.



                                          Sales Volume                            Average realized prices
                                        (thousand tonnes)                             (RMB per tonne)
                               2004            2003         Changes         2004            2003         Changes
                                                                (%)                                          (%)
Gasoline                     27,508          23,533            16.9        3,762           3,295            14.2
----------------------------------------------------------------------------------------------------------------
Of which: Retail             18,416          14,676            25.5        3,911           3,450            13.4
----------------------------------------------------------------------------------------------------------------
         Distribution         2,890           1,621            78.3        3,536           3,152            12.2
         -------------------------------------------------------------------------------------------------------
         Wholesale            6,202           7,236           (14.3)       3,426           3,011            13.8
         -------------------------------------------------------------------------------------------------------
Diesel                       61,097          47,921            27.5        3,215           2,789            15.3
----------------------------------------------------------------------------------------------------------------
Of which: Retail             29,997          20,291            47.8        3,351           2,954            13.4
----------------------------------------------------------------------------------------------------------------
         Distribution        15,123           7,880            91.9        3,211           2,772            15.8
         -------------------------------------------------------------------------------------------------------
         Wholesale           15,978          19,750           (19.1)       2,963           2,626            12.8
         -------------------------------------------------------------------------------------------------------
Kerosene                      5,623           4,573            23.0        2,923           2,350            24.4
-----------------------------------------------------------------------------------------------------------------
Fuel oil                      9,685           6,370            52.0        1,793           1,670             7.4
-----------------------------------------------------------------------------------------------------------------

    In 2004, this segment's operating expenses were RMB 331.7 billion, up by 44.6% compared with 2003. The increase was mainly due to the increase in procurement expenses, of which, purchase costs for gasoline and diesel were RMB 260.9 billion, representing an increase of 44.3% compared with 2003, accounting for 78.7% of the segment's operating expenses. In 2004, average purchased prices of gasoline and diesel went up by 12.1% and 18.8% respectively compared with 2003, to RMB 3,019 per tonne and RMB 2,910 per tonne. The purchase volume of gasoline and diesel went up by 16.9% and 27.5% respectively compared with 2003, to 27.51 million tonnes and 61.10 million tonnes.

    In 2004, the unit segment's cash operating cost of petroleum products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization, and divided by the sales volume) was RMB 167.11 per tonne, down by 4.48% compared with 2003. This decrease was primarily due to the effect of increase in sales volume and decrease in costs.

    In 2004, the Marketing and Distribution Segment's operating profit was RMB
    14.7 billion, up by 23.2% compared with 2003.

(4) CHEMICALS SEGMENT
    The business activities of the Chemicals Segment include purchasing chemical feedstock from the Refining Segment and third parities, producing, marketing and distribution of petrochemical products and inorganic chemical products.

    In 2004, the operating revenues of the Chemicals Segment were RMB 144.7 billion, up by 39.3% compared with 2003. The increase was mainly due to an increase in prices and sales volume of major chemical products.

    In 2004, the sales revenues of the Company's six major chemical products (i.e. basic organic chemicals, synthetic resin, synthetic rubber synthetic fibre, synthetic fibre monomers and polymers and chemical fertilizer) totalled approximately RMB 124.7 billion, up by 33.7% compared with 2003, accounting for 86.2% of the total operating revenues of this segment.

    The following table set forth the sales volume, average realized price and percentage of changes for each of these six categories of chemical products of this segment from 2003 to 2004.

                                                       Sales volumes                              Average realized prices
                                                     (thousand tonnes)                                (RMB per tonne)
                                            2004            2003         Changes            2004            2003         Changes
                                                                               %                                               %

Basic organic chemicals                    7,384           7,208             2.4           4,292           3,377            27.1
---------------------------------------------------------------------------------------------------------------------------------
Synthetic resin                            5,402           5,097             6.0           7,986           6,017            32.7
---------------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                             563             555             1.4          10,247           8,513            20.4
---------------------------------------------------------------------------------------------------------------------------------
Synthetic fibre                            1,741           1,720             1.2          10,818           9,300            16.3
---------------------------------------------------------------------------------------------------------------------------------
Synthetic fibre monomer and polymer        2,704           2,622             3.1           8,022           5,791            38.5
---------------------------------------------------------------------------------------------------------------------------------
Chemical fertilizer                        2,659           2,034            30.7           1,355           1,165            16.3
---------------------------------------------------------------------------------------------------------------------------------

    In 2004, the operating expenses of the segment were RMB 126 billion, up by 25.6% compared with 2003. This change was primarily caused by the price increase of various raw materials, the increased consumption of various raw materials and auxiliary materials with the increase in the production of this segment, as well as the increased variable expenses and fixed costs. More specifically, the increase was due to the following reasons:

    o Affected by the increase in the consumption of raw materials and auxiliary materials and the increase in their unit prices, the purchasing costs for raw materials, operating supplies and other related expenses increased by approximately RMB 21.9 billion compared with 2003.

    o Materials sales and other business expenses were up by RMB 1.8 billion compared with 2003.

    o Provision for impairment losses on low efficient facilities for fertilizer and caprolactam was RMB 2.0 billion, representing an increase of RMB 1.6 billion.

    In 2004, operating profit for the Chemicals Segment was RMB 18.7 billion, representing an increase of RMB 15.2 billion compared with 2003. The percentage of operating profit of the Chemicals Segment in the Company's total operating profit increased from 9% in 2003 to 29.6% in 2004, representing an increase of 20.6 percentage points.

(5) CORPORATE AND OTHERS
    The business activities of Corporate and Others mainly consist of import and export business of the subsidiaries, research and development activities of the Company and managerial activities of its headquarters.

    In 2004, the operating revenues of Corporate and Others were RMB 82.2 billion, representing an increase of 26.1% compared with 2003. The increase was largely due to the fact that China Petrochemical International Co., Ltd. and its subsidiaries increased their trading volume in importing and exporting crude oil and refined oil products and other business transactions.

    In 2004, the operating expenses were about RMB 84.1 billion, representing an increase of 25.5% compared with 2003. This increase was largely due to the fact that the purchase costs of China Petrochemical International Co., Ltd and its subsidiaries have increased to keep up with the increased operating revenues.

    The operating losses were about RMB 1.9 billion, representing an increase of RMB 0.1 billion compared with 2003.

3   ASSETS, LIABILITIES, SHAREHOLDERS' FUNDS, AND WORKING CAPITAL
    The Company's primary sources of funding were operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term loans.

    (1)  ASSETS, LIABILITIES AND SHAREHOLDERS' FUNDS

                                                              Unit: RMB millions

                                          AS AT 31 DECEMBER             Changes
                                       2004              2003

   Total assets                     474,594           420,184            54,410
   ----------------------------------------------------------------------------
      Current assets                120,271           103,039            17,232
      -------------------------------------------------------------------------
      Non-current assets            354,323           317,145            37,178
      -------------------------------------------------------------------------
   Total liabilities                250,508           222,618            27,890
   ----------------------------------------------------------------------------
      Current liabilities           146,277           129,272            17,005
      -------------------------------------------------------------------------
      Non-current liabilities       104,231            93,346            10,885
      -------------------------------------------------------------------------
   Minority interests                31,046            26,051             4,995
   ----------------------------------------------------------------------------
   Net assets                       193,040           171,515            21,525
   ----------------------------------------------------------------------------
   Shareholders' fund               193,040           171,515            21,525
   ----------------------------------------------------------------------------
      Share capital                  86,702            86,702                --
      -------------------------------------------------------------------------
      Reserves                      106,338            84,813            21,525
      -------------------------------------------------------------------------

       The Company's total assets were RMB 474.594 billion, up by RMB 54.41 billion compared with those at the end of 2003, of which the current assets were RMB 120.271 billion, up by RMB 17.232 billion compared with those at the end of 2003. The change was mainly due to the increase in inventories as a result of price and volume increase of crude oil and petrochemical products. The Company's non-current assets were RMB
       354.323 billion, up by RMB 37.178 billion compared with those at the end of 2003. The change was primarily attributable to the additions of property, plant and equipment which were up by RMB 13.392 billion in value, while the construction in progress were up by RMB 16.831 billion in value.

       Total liabilities were RMB 250.508 billion, up by RMB 27.89 billion compared with those at the end of 2003, of which the current liabilities were RMB 146.277 billion, up by RMB 17.005 billion compared with those at the end of 2003. The change was mainly due to the increase in accounts payable and bills payable in total by RMB 7.003 billion to cope with increased production volume, and the increase of the Company's short-term debt by RMB 6.975 billion. Non-current liabilities were RMB
       104.231 billion at the end of 2004, up by RMB 10.885 billion compared with those at the end of 2003. The change was mainly due to the fact that long-term loans of the Company were up by RMB 10.291 billion compared with those at the end of 2003.

       Shareholders' funds were RMB 193.04 billion at the end of 2004, up by RMB 21.525 billion compared with that at the end of 2003, representing an increase in the reserves by RMB 21.525 billion.

  (2)  CASH FLOW
       In 2004, net increase in cash and cash equivalent was RMB 117 million (i.e. an increase from RMB 16.263 billion as at December 31, 2003 to RMB
       16.381 billion as at December 31, 2004).

       The following table shows the major items on the consolidated cash flow statements.

                                                            (Unit: RMB millions)

                                                       Years ended 31 December
 Major items of cash flows                                  2004           2003

  Net cash flow from operating activities                   69,081       62,097
------------------------------------------------------------------------------
 Net cash flow from investing activities                  (73,992)     (50,690)
------------------------------------------------------------------------------
 Net cash flow from financing activities                    5,028      (14,473)
------------------------------------------------------------------------------
 Net increase/(decrease) in cash and cash equivalents         117       (3,066)
------------------------------------------------------------------------------

    o    Net cash flow from operating activities was RMB 69.081 billion.

        In 2004, profit from ordinary activities before taxation was RMB 59.606 billion; depreciation, depletion and amortization were RMB 32.342 billion; after adjusting the non-cash expense items, the adjusted cash flow from operating activities was RMB 100.529 billion. Major non-cash expense items were: costs of dry holes of RMB 2.976 billion, losses from disposals of properties, plants and equipment of RMB 1.686 billion, and impairment losses on long-lived assets of RMB 3.919 billion.

        The changes in operating-related account receivable and payable items reduced cash inflow by RMB 14.565 billion. In order to meet the market demand, the Company expanded production and operation, as a result, the working capital required by the ordinary business increased, of which, the increase of inventory led to a decreased cash inflow of RMB 16.526 billion, the increase of bill receivable, accounts receivable and other current assets contributed to a decreased cash inflow of RMB 7.855 billion. Due to the expanded business activities and increased purchasing costs, cash inflow of accounts payable and bill payable increased by RMB 7.129 billion, and other operating-related account receivables and payables increased the cash inflow by RMB 2.687 billion.

        After adjusting the non-cash expense items and account receivable and payable items with regard to the profit from ordinary activities before taxation, and deducting the cash outflow for payment of income tax totaling RMB 16.883 billion, the net cash flow from operating activities was RMB 69.081 billion.

    o   Net cash flow for investing activities was RMB 73.992 billion.

        The net cash outflow for investing activities mainly represented the cash outflow for capital expenditure by the Company of RMB 67.583 billion and by the Company's joint ventures of RMB 6.035 billion.

    o   Net cash flow from financing activities was RMB 5.028 billion.

        The net cash inflow from financing activities increased because the amount of newly added bank loans and other loans by the Company and its joint ventures was larger than the amount of repayments of bank loans and other loans, resulting in a cash inflow of RMB 13.645 billion. However, the effect was partly offset by the final dividend for 2003 and interim dividend for 2004 distributed by the Company, which resulted in a cash outflow of RMB 8.67 billion.

        During 2004 the Company captured the opportunity of robust market demand resulting in such a remarkable increase in cash flow from operating activities. At the same time, in order to enhance its market-leading position, the Company increased its capital expenditure. In addition, the Company tightened its control on cash management and strictly controlled the scale of cash and cash equivalent, as a result, the overall efficiency of the Company improved.

   (3) CONTINGENT LIABILITIES
       Refer to the descriptions under Major Guarantees and Performance in the section entitled Disclosure of Significant Events.

   (4) CAPITAL EXPENDITURE
       Refer to the descriptions under Capital Expenditure in the section entitled Business Review and Prospects.

   (5) RESEARCH AND DEVELOPMENT EXPENSES AND ENVIRONMENTAL EXPENSES
       Research and development expenses refer to the expenses that have been recognized during the period in which they incurred. In 2004, the Company's research and development expenses were RMB 1.518 billion.

       Environmental expenses refer to the normal routine pollutant discharge fees paid by the Company, excluding any capitalised costs of pollutant discharge facilities. In 2004, the Company's environmental expenses were RMB 248 million.

   (6) ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING
       RULES AND REGULATIONS
       The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and those under IFRS are set out in Section C of the financial statements of the Company on page 159 to page 160 of this report.

       The following table sets forth each of its segments' income and profit from principal operations, costs of principal operations, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.

                                                       Years ended 31 December
                                                           2004            2003
                                                   RMB MILLIONS    RMB millions

INCOME FROM PRINCIPAL OPERATIONS
-------------------------------------------------------------------------------
   Exploration and Production Segment                    76,023          62,223
   ----------------------------------------------------------------------------
   Refining Segment                                     352,548         266,253
   ----------------------------------------------------------------------------
   Marketing and Distribution Segment                   345,671         240,812
   ----------------------------------------------------------------------------
   Chemicals Segment                                    122,118          82,334
   ----------------------------------------------------------------------------
   Corporate and Others                                  79,145          60,600
   ----------------------------------------------------------------------------
   Elimination of inter-segment sales                  (384,873)       (295,031)
   ----------------------------------------------------------------------------
   Income from principal operations                     590,632         417,191
-------------------------------------------------------------------------------
COST OF SALES, SALES TAXES AND SURCHARGES
-------------------------------------------------------------------------------
   Exploration and Production Segment                    36,073          31,596
   ----------------------------------------------------------------------------
   Refining Segment                                     340,360         254,360
   ----------------------------------------------------------------------------
   Marketing and Distribution Segment                   306,309         210,456
   ----------------------------------------------------------------------------
   Chemicals Segment                                     96,994          73,116
   ----------------------------------------------------------------------------
   Corporate and Others                                  78,410          59,984
   ----------------------------------------------------------------------------
   Elimination of the cost of inter-segment sales      (382,736)       (293,037)
   ----------------------------------------------------------------------------
   Cost of sales, sales taxes and surcharges            475,410         336,475
   ----------------------------------------------------------------------------
PROFIT FROM PRINCIPAL OPERATIONS
-------------------------------------------------------------------------------
   Exploration and Production Segment                    37,997          28,785
   ----------------------------------------------------------------------------
   Refining Segment                                      12,005          11,741
   ----------------------------------------------------------------------------
   Marketing and Distribution Segment                    39,362          30,356
   ----------------------------------------------------------------------------
   Chemicals Segment                                     25,123           9,218
   ----------------------------------------------------------------------------
   Corporate and Others                                     735             616
   ----------------------------------------------------------------------------
   Profit from principal operations                     115,222          80,716
   ----------------------------------------------------------------------------

       Financial data prepared under the PRC Accounting Rules and Regulations:


                                                            Unit: RMB millions

                               As at 31 December/Years ended 31 December
                                         2004           2003           Changes %

Total assets                          460,081        390,213             17.91
--------------------------------------------------------------------------------
Long-term liabilities                  98,407         80,109             22.84
--------------------------------------------------------------------------------
Shareholders' fund                    186,350        162,946             14.36
--------------------------------------------------------------------------------
Profit from principal operations      115,222         80,716             42.75
--------------------------------------------------------------------------------
Net profit                             32,275         19,011             69.77
--------------------------------------------------------------------------------

       Total assets: At the end of 2004, the Company's total assets were RMB
       460.081 billion, up by RMB 69.868 billion compared with 2003. This change was mainly due to the increase of investments in fixed assets by the Company during 2004 in order to meet the market demands. As a result, fixed assets increased by RMB 40.81 billion. Current assets were up by RMB 20.138 billion, which was mainly due to the increased prices and quantity of crude oil and petrochemical products which, in turn, contributed to the increase in the value of inventory of RMB 19.003 billion. Other non-current assets were up by RMB 8.92 billion, which was mainly due to the increase in deferred tax assets and long-term deferred expenses.

       Long-term liabilities: At the end of 2004, the Company's long-term liabilities were RMB 98.407 billion, up by RMB 18.298 billion compared with 2003. This change was largely due to the issuance of RMB 3.5 billion corporate bonds and the increase of RMB 14.866 billion in long-term loans pursuant to the Company's investment plans for various projects.

       Shareholders' funds: At the end of 2004, shareholders' funds of the Company was RMB 186.35 billion, up by RMB 23.404 billion compared with 2003. This increase was principally due to: firstly, the realized net profit in 2004 reached RMB 32.275 billion; secondly, in 2004 the distribution of its final dividend for the second half of 2003 amounted to RMB 5.202 billion and the interim dividend for 2004 totalled RMB
       3.468 billion.

       Profit from principal operations: In 2004, the realised profit from principal operations was RMB 115.222 billion, up by RMB 34.506 billion, representing a growth of 42.75% compared with 2003. This increase was mainly because in 2004, with the robust market demand and the rising prices of crude oil and petrochemical products, the Company captured market opportunities, expanded the total volume of production and sales, optimized marketing structure and managed to improve its operating results at a steady pace.

       Net profit: In 2004, the net profit realized by the Company was RMB
       32.275 billion, up by RMB 13.264 billion, representing a growth of 69.77% compared with 2003. The increase was mainly due to the increase in the Company's profit from its principal operations.

   (7) SIGNIFICANT DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER IFRS AND U.S. GAAP.
       The major differences between the Company's financial statements prepared under IFRS and US GAAP are set out in Section D of the financial statements of the Company on page 161 to page 163 of this report.

DISCLOSURE OF SIGNIFICANT EVENTS

1 PERFORMANCE OF THE COMMITMENTS BY SINOPEC CORP. AND ITS SHAREHOLDER HOLDING 5% OR MORE OF THE TOTAL ISSUED SHARE CAPITAL, NAMELY, SINOPEC GROUP COMPANY

    (1) AT THE END OF THE REPORTING PERIOD, THE UNDERTAKINGS MADE BY SINOPEC CORP. INCLUDE:

       i Carrying out the reorganization of its three wholly-owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and China Petrochemical International Company Limited in accordance with the PRC Company Law within a specified period of time;

       ii Changing the logo currently used by the petrol stations within a specified period of time;

      iii Setting up separate office buildings for Sinopec Group Company and Sinopec Corp. within a specified period of time; and

       iv Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of continuing connected transactions.

   (2) AT THE END OF THE REPORTING PERIOD, THE MAJOR UNDERTAKINGS GIVEN BY SINOPEC GROUP COMPANY TO THE COMPANY INCLUDE:

       i Complying with the agreements concerning continuing connected transactions;

       ii Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

      iii Implementing the Reorganization Agreement (as defined in the Prospectus for the Issuance of H Shares);

       iv Granting licenses for intellectual property rights;

       v  Avoiding competition within the industry; and

       vi Withdrawing from the business competition and conflict of interests with Sinopec Corp.

          Details of the above commitments were included in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities, Shanghai Securities and Securities Times on 22 June 2001.

          During the reporting period, Sinopec Corp. was not aware of any beach of above commitments by itself or the above principal shareholder.

2   PRELIMINARY PLAN FOR PROFIT APPROPRIATION FOR 2004
    According to the consolidated income statement prepared pursuant to the PRC Accounting Rules and Regulations and the consolidated income statement prepared pursuant to IFRS, the Company's audited net profit in 2004 was RMB
    32.275 billion and RMB 36.019 billion respectively. In accordance with the provisions of the Sinopec Corp.'s Articles of Association, the appropriation of the profit after tax for the relevant fiscal year would be conducted on the basis of the net profit as determined in accordance with the PRC Accounting Rules and Regulations or under IFRS, whichever is lower. Thus, on the basis of the net profit of Sinopec Corp. of RMB 32.275 billion, after the transfer of 10% to the statutory surplus reserve (RMB
    3.228 billion) and 10% to the statutory public welfare fund (RMB 3.228 billion) from Sinopec Corp.'s net profit, adding the undistributed profit brought forward from the preceding year from and the deduction of the final dividend for year 2003 (RMB 5.202 billion) and the interim dividend for 2004 (RMB 3.468 billion) distributed in 2004, the amount of distributable profit of Sinopec Corp. of 2004 was RMB 37.124 billion. On the basis of the total number of 86,702,439,000 issued shares at the end of 2004, the proposed dividends to be distributed in cash would be RMB 0.12 per share (including tax) or RMB 10.404 billion in total. After the deduction of the cash dividends of RMB 0.04 per share distributed in the interim of 2004 (totalled RMB 3.468 billion), the final cash dividends for year 2004, declared after the balance sheet date, would be RMB 0.08 per share (totalled RMB 6.936 billion). This preliminary plan for profit appropriation will be subject to the consideration and approval at the Annual General Meeting of Shareholders for year 2004 to be convened on Wednesday, 18 May 2005.

3   USE OF PROCEEDS FROM ISSUANCE OF A SHARES
    In 2001, the proceeds from the issuance of A shares of Sinopec Corp. amounted to RMB 11.816 billion. Excluding issuance expenses, the net proceeds from the issuance of A shares amounted to RMB 11.648 billion, of which RMB 7.766 billion was used in 2001, mainly to acquire National Star from Sinopec Group and to supplement the Company's working capital. In 2002, RMB 696 million was used mainly to cover the initial preparation costs of the southwest oil products pipeline project and to build the Ningbo-Shanghai-Nanjing crude oil pipeline. In 2003, RMB 1.514 billion was used, of which RMB 700 million was used for building the southwest oil products pipeline project and RMB 814 million was used for building the Ningbo-Shanghai-Nanjing crude oil pipeline. In 2004, RMB 1.061 billion was used for building the southwest oil products pipeline project. Up to 31 December 2004, the remaining balance of the proceeds from the issuance of A shares was RMB 611 million.

4   ISSUANCE AND LISTING OF CORPORATE BONDS
    On 8 March 2004, Sinopec Corp. successfully issued domestic 10-year term corporate bonds which amounted to RMB 3.5 billion with a fixed coupon rate of 4.61%. On 28 September 2004, the said corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004. As of 31 December 2004, the outstanding principal balance of the said corporate bonds was RMB 3.5 billion. On 24 February 2005, Sinopec Corp. repaid coupon interests for the first year in full.

5   MAJOR COOPERATION PROJECTS
    (1) QINGDAO REFINING PROJECT

       On 22 June 2004, the National Development and Reform Commission (NDRC) approved the feasibility study report with respect to the Qingdao Refining Project which is to be funded by Sinopec Corp., Shandong International Trust Investment Company and Qingdao International Trust Investment Company. The capacity of the refinery is expected to be 10 million tonnes per year and the total investment in the project is RMB
       9.7 billion, of which the said parties contributed 85%, 10% and 5% respectively. The project is expected to commence production in 2007. Sinopec Qingdao Refining and Chemical Company Limited ("Qingdao Oil Refinery") was established in Qingdao on 18 November 2004.

    (2) ESTABLISHMENT OF SINOPEC-SHELL (JIANGSU) PETROLEUM MARKETING CO., LTD.

       On 13 July 2004, the Ministry of Commerce approved the establishment of Sinopec-Shell (Jiangsu) Petroleum Sales Co., Ltd., a Sino-foreign joint venture by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. The total investment in the said joint venture was RMB 1.55 billion and the registered capital was RMB 830 million. The parties contributed to the registered capital of the said joint venture in the proportion of 60%, 30% and 10% respectively. On 28 August 2004, Sinopec Shell (Jiangsu) Petroleum Marketing Co., Ltd was officially established in Nanjing.

   (3) ESTABLISHMENT OF BP SINOPEC (ZHEJIANG) PETROLEUM CO., LTD.

       On 3 September 2004, the Ministry of Commerce approved the establishment of a Sino-foreign joint venture, Sinopec BP (Zhejiang) Petroleum Co. Ltd., by Sinopec Corp. and BP Global Investments Limited. The total investments of the said joint venture amounted to RMB 2.188 billion and its registered capital was RMB 800 million. Sinopec Corp. and BP Global Investments Limited contributed 60% and 40% of the registered capital of the said joint venture respectively. Sinopec BP (Zhejiang) Petroleum Co., Ltd. was officially established on 4 November 2004.

   (4) FOREIGN PARTNERS EXITED THE NATURAL GAS PROJECT IN EAST CHINA SEA

       On 19 August 2003, Sinopec Corp., CNOOC, Shell and Unocal reached an agreement to jointly explore for, develop and sales natural gas, oil and condensate in the East China Sea. Pursuant to the terms of the agreement, the foreign partners were required to reach a formal decision on whether to continue to participate in the said project after 12 months from the date of signing of the agreement. On 24 September 2004, Shell and Unocal made an announcement of their decision to end their involvement in the exploration, production and sales of products in five different areas of the Xihu district and to exit the said project based on commercial reasons.

   (5) LAUNCH OF FEL DESIGN FOR FUJIAN REFINERY INTEGRATED PROJECT

       An agreement was reached on 26 August 2004 among Fujian Refinery Company Limited ("Fujian Refinery"), a joint venture equally funded by Sinopec Corp. and Fujian Province, ExxonMobil China Petroleum and Chemical Company Limited and Aramco Overseas Company BV to commence the Front End Loading (FEL) facility design for Fujian Refinery Integrated Project. The FEL design includes completion of preliminary engineering, selection of contractors, confirmation of budget and ordering equipment which have a long-lead time. At the conclusion of the FEL design, the parties will reach a final decision regarding the establishment of a join venture and construction of the FEL facility.

       The Fujian Refinery Integrated Project will increase the production capacity of Fujian Refinery from 4 million tonnes per year to 12 million tonnes per year. In addition, the said project involves the construction of a 800,000 tonnes-per-year ethylene cracker, polyethylene and polypropylene units, and a 700,000 tonnes-per-year paraxylene unit. The said project is expected to commence production in the first half of 2008.

6 THE TRANSFER OF STATE-OWNED LEGAL PERSON SHARES OF CHINA PHOENIX HELD BY SINOPEC CORP.
      At the ninth meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 6 July 2004, the proposal to transfer 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) to Hubei Qingjiang Water Power Investment Limited ("Qingjiang Investment") and China Guodian (Group) Corporation ("Guodian Group") was approved. The total consideration for the said transfer was approximately RMB 621 million. The proposed acquisition of petrochemicals assets of China Phoenix (including production facilities, inventories and corresponding accounts receivables) from Qingjiang Investment and Guodian Group which they would acquire through asset swaps with China Phoenix was also approved by the Board of Directors of Sinopec Corp. at the same meeting. The total consideration payable for the acquisition was RMB 548 million. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 7 July 2004 for further details. The proposed asset swaps are pending the approval of China Securities Regulatory Commission (CSRC) and such acquisition and asset swaps are being modified to satisfy the requirements of CSRC.

  7 PAYMENT OF INTEREST, REDEMPTION AND DELISTING OF MAO LIAN CONVERTIBLE BONDS IN 2004
      Pursuant to the approval of CSRC (Document [1999] No.90), Sinopec Mao Ming Refining and Chemical Company Limited ("Maoming Oil Refinery"), a subsidiary of Sinopec Corp., issued convertible bonds ("Mao Lian Convertible Bonds") in the total sum of RMB 1.5 billion with a 5-year term through the Shenzhen Stock Exchange on 28 July 1999 and the Mao Lian Convertible Bonds were listed on the Shenzhen Stock Exchange on 17 August 1999. In accordance with the Provisional Rules on the Management of Convertible Corporate Bonds and the Convertible Corporate Bonds Prospectus prepared by Maoming Oil Refinery, its shareholders approved the cessation of the trading and delisting of Mao Lian Convertible Bonds commencing from 28 July 2004 at the general meeting held on 23 March 2004. Maoming Oil Refinery has redeemed all convertible bonds which it had not repurchased by the expiration date, at the price of RMB 118.5/piece (tax exempted).

  8   THE TRANSFER OF STATE-OWNED SHARES FROM CDB AND CINDA TO SINOPEC GROUP
      COMPANY
      Former shareholders of Sinopec Corp., namely China Development Bank ("CDB") and China Cinda Asset Management Corporation ("Cinda"), entered into a share transfer agreement with Sinopec Group Company pursuant to which Cinda transferred 5 billion state-owned shares of Sinopec Corp. (representing 5.767% of the total issued shares of Sinopec Corp.) to Sinopec Group Company and CBD transfered 6.143 billion state-owned shares of Sinopec Corp. (representing 7.085% of the total issued shares of Sinopec Corp.) to Sinopec Group Company. The total cash considerations of RMB 9 billion and RMB 11.0574 billion were paid to Cinda and CDB respectively by Sinopec Group Company. The said share transfers were completed on 29 December 2004. Please refer to the announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 15 October 2004 for further details.

  9   ACQUISITIONS AND DISPOSALS OF ASSETS
      (1)  ACQUISITION OF SHARES IN JINZHI

      At the seventh meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 26 March 2004, the Board of Sinopec Corp. approved the use of internal funding to acquire 100% shares of Yanhua Group Tianjin Lubricant & Grease Company Limited (Jinzhi Company) from Sinopec Group Beijing Yanshan Petrochemical Company Limited (a wholly-owned subsidiary of Sinopec Group Company) for a cash consideration of RMB 230 million. The parties entered into an acquisition agreement. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 29 March 2004 for further details.

  (2) ACQUISITION OF PETROCHEMICALS, CATALYST, PETROL STATION ASSETS FROM SINOPEC GROUP AND DISPOSAL OF DOWNHOLE OPERATION ASSETS
      The proposals of the acquisition of petrochemical assets, catalyst assets and petrol station assets from Sinopec Group and disposal of downhole operation assets to Sinopec Group were approved by the shareholders of Sinopec Corp. at the extraordinary general meeting held on 21 December 2004. The appraised aggregate value of the assets to be acquired was RMB
      17.154 billion, total liabilities was RMB 12.734 billion, and after the deduction of minority interests of RMB 205 million, the net asset value amounted to RMB 4.215 billion. The appraised aggregate value of the assets to be disposed of was RMB 2.147 billion, total liabilities was RMB 399 million, and the net asset value was RMB 1.748 billion. The consideration for the acquired assets was RMB 4.578 billion and that for the disposed assets was RMB 1.748 billion. After the offset of the two items, the Company shall pay RMB 2.83 billion to Sinopec Group. In accordance with the agreement, the Company shall also pay RMB 782 million, which represents the profits/losses of such assets for the period between the valuation date and completion date.

      Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 1 November 2004 and the circular to shareholders dispatched on 6 November 2004 for further details.

  (3) ACQUISITION OF 40.5% SHARES HELD BY HONG KONG HUARUN IN QINGDAO QIRUN

      Qingdao Qirun Petrochemical Company Limited (Qingdao Qirun) is a Sino-foreign joint venture established by Qingdao Petroleum General Company Limited, Qilu Petrochemical Company Limited and Hong Kong Huarun Petrochemical (Group) Company Limited (Hong Kong Huarun) on 27 April 1993. The parties contributed 21%, 38.5% and 40.5% respectively to the total registered capital of USD 27.38 million. Qingdao Qirun is mainly engaged in storing, transporting and transferring crude oil and refined oil and is equipped with 500,000 cubic meters of crude/refined oil storage tanks, four pipelines linking to Qingdao oil terminal, dedicated railways connecting to the Jiaoji railway and road delivery and transport system for crude/refined oil.

      To facilitate oil products storage and transportation for Qingdao Refining Project, Sinopec Corp. and Hong Kong Huarun entered into a share transfer agreement on 17 November 2004, pursuant to which Sinopec Corp. acquired 30% interest in Qingdao Qirun from Hong Kong Huarun. On 21 January 2005, the parties entered into another share transfer agreement, pursuant to which Sinopec Corp. acquired the remaining 10.5% interest in Qingdao Qirun from Hong Kong Huarun. The shares transfer represented an aggregate of 40.5% interest in Qingdao Qirun and the total consideration for the transfer amounted to RMB 480 million.

 10   PURCHASING STAKE IN CHINA GAS
      Sinopec Corp. and China Gas Holdings Ltd. ("China Gas") entered into a strategic cooperation agreement on 1 November 2004. Pursuant to the agreement, Sinopec Corp. subscribed for 210 million newly issued shares of China Gas at the price of HK$ 0.61 per share. Sinopec Corp. undertook not to sell the shares within 12 months since the completion date of such shares subscription.

 11   MERGER BY ABSORPTION OF BEIJING YANHUA
      Sinopec Corp. plans to privatise Beijing Yanhua Petrochemical Company Limited (Beijing Yanhua) by way of merger by absorption through Beijing Feitian Petrochemical Company Limited (Beijing Feitian), a wholly-owned subsidiary of Sinopec Corp., established for the purpose of such merger. Pursuant to the agreement entered into between Beijing Feitian and Beijing Yanhua on 29 December 2004, Beijing Feitian will purchase the listed shares of Beijing Yanhua from shareholders at a unit price of HK$
      3.80 per share in cash, the total consideration involved amounts to approximately HK$ 3.846 billion. The proposed merger has been approved by relevant shareholders or independent shareholders at the general meeting of independent shareholders of Beijing Yanhua and the general meeting of shareholders of Beijing Feitian, but is subject to the approvals of domestic and overseas regulators. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2004 and 7 March 2005 for details.

 12   REDUCTION OF EMPLOYEES
      Sinopec Corp. plans to reduce the number of employees by 100,000 persons through retirement, voluntary resignation and/or dismissal within the period of 5 years from 2001 to 2005 to enhance its efficiency and operating profit. By the end of 2004, the accumulative net reduction during the past four years had amounted to 119,000 persons. In 2004, the Company has recorded employees reduction expenses of approximately RMB 920 million for about 24,000 employees (including 13,000 downhole operation staff to be reduced in 2005). The net reduction of number of employees in 2004 was 11,000.

 13   MATERIAL LITIGATION AND ARBITRATION EVENTS
      The Company was not involved in any material litigation or arbitration during the reporting period.

 14   MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE


      GUARANTEES PROVIDED BY THE COMPANY (EXCLUDING THE GUARANTEES PROVIDED FOR SUBSIDIARIES)

                                          Date of                                                                     Whether
                                       occurrence                                                                       for a
                                         (date of      Guaranteed                                       Whether     connected
                                     execution of          amount                                     completed        party
    Obligors                           agreement)   (RMB million)                Type           Term     or not   (Yes or No)

    Shanghai Secco Petrochemical         2002.2.9           2,930           Joint and       2002.2.9         No           Yes
      Co., Ltd.                                                     several liability    -2021.12.20
                                                                            guarantee
-----------------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical         2002.2.9           4,062           Joint and       2002.2.9         No           Yes
      Co., Ltd.                                                     several liability    -2013.12.20
                                                                            guarantee
-----------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Co., Ltd.                   2003.3.7           4,680           Joint and       2003.3.7         No           Yes
                                                                    several liability    -2008.12.31
                                                                            guarantee
-----------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec Shell              2003.12.10             377           Joint and     2003.12.10         No           Yes
      Coal Gasification Co., Ltd.                                   several liability    -2017.12.10
                                                                            guarantee
-----------------------------------------------------------------------------------------------------------------------------------
    Fujian Zhangzhao Expressway         2003.1.21              10           Joint and      2003.1.21         No           Yes
      Service Company Limited                                       several liability    -2007.10.31
                                                                            guarantee
-----------------------------------------------------------------------------------------------------------------------------------
    Others (2)                                                 84
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee provided
      during the reporting period (3)                                                                                RMB 29 million
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee outstanding at the
      end of the reporting period 3                                                                              RMB 12,143 million

    GUARANTEES FOR SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee provided for subsidiaries
      during the reporting period                                                                                 RMB 2,483 million
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee for subsidiaries
      outstanding at the end of the reporting period                                                              RMB 2,656 million
-----------------------------------------------------------------------------------------------------------------------------------

    TOTAL AMOUNT OF GUARANTEE (INCLUDING THOSE PROVIDED
      FOR SUBSIDIARIES)
-----------------------------------------------------------------------------------------------------------------------------------
    Total guarantee amount (4)                                                                                    RMB 14,799 million
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee as a percentage of the Sinopec Corp. net assets                                                 7.9%
-----------------------------------------------------------------------------------------------------------------------------------

    GUARANTEES NOT IN COMPLIANCE WITH THE REQUIREMENTS OF DOCUMENT ZHENG JIAN FA [2003] NO. 56 (5)
-----------------------------------------------------------------------------------------------------------------------------------
    Amount of guarantee provided for the holding shareholder or the other connected parties of which less than 50% (not include 50%) shares
      are owned by Sinopec Corp.                                                                                               None
-----------------------------------------------------------------------------------------------------------------------------------
    Amount of debt guarantee provided for the companies with liabilities to assets
      ratio of over 70%                                                                                             RMB 184 million
-----------------------------------------------------------------------------------------------------------------------------------
    Whether the total guaranteed amount is over 50% of the net assets                                                            No
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee not in compliance with the requirements of Document
      Zheng Jian Fa [2003] No. 56                                                                                   RMB 184 million
-----------------------------------------------------------------------------------------------------------------------------------

    Note 1: All the guarantees listed above fulfilled the specified review procedures.

    Note 2: It is the guarantee sum provided by the Company's subsidiaries in the indicated period multiplying the shareholdings held by Sinopec Corp. in the respective subsidiaries.

    Note 3: Total amount of guarantee provided during the reporting period and total amount of guarantee outstanding at the end of the reporting period include the external guarantees provided by the subsidiaries and associates. The amount of the guarantee provided by these subsidiaries and associates is the aggregate of guaranteed amount provided by these subsidiaries and associates multiplied by the respective shareholdings held by Sinopec Corp.

    Note 4: Total guarantee amount is the sum of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantee provided for subsidiaries) and the total amount of guarantee for subsidiaries outstanding at the end of the reporting period.

    Note 5: It refers to Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company (Zheng Jian Fa [2003] No.56) promulgated by CSRC and SASAC.

    PERFORMING MATERIAL GUARANTEES
    At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide conditional guarantee in both domestic and foreign currency for the Shanghai Secco project loan, and the amount of guarantee equals to RMB 6.992 billion. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China on 2 April 2002 and the results announcement for the year 2001 published in South China Morning Post and Hong Kong Economic Times in Hong Kong.

    At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of guarantee for the BASF-YPC projects. On 7 March 2003, Sinopec Corp. entered into guarantee agreements for the completion of construction of the BASF-YPC project with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by these banks to BASF-YPC Co., Ltd. for completion of construction.

    At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms. On 12 August 2004, Sinopec Corp. officially entered into the equity pledge agreement.

    At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board also approved the proposal regarding Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

    At the thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp, the Board approved Sinopec Corp. in providing China International United Petroleum & Chemical Co., Ltd. with credit line guarantee equivalent to RMB 2.483 billion.

15  ADDITION OF MEMBER TO THE SECOND SESSION OF THE BOARD OF DIRECTORS
    Since Mr. Liu Kegu, an ex-director of Sinopec Corp., resigned from the Board of Directors of Sinopec Corp., the China Development Bank nominated Mr. Gao Jian as a candidate to the Board on 29 April 2004. At the Annual General Meeting for the year 2003 held on 18 May 2004, Mr. Gao Jian was elected as a member of the Second Session of the Board of Directors of Sinopec Corp.

16  CHANGES IN SENIOR MANAGEMENT
    At the sixteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the resignation applications of Mr. Wang Jiming from the President position and Mr. Mou Shuling from the Senior Vice President position. The Board of Directors also approved the appointment of Mr. Wang Tianpu as President and Mr. Zhang Jianhua and Mr. Wang Zhigang as Senior Vice President of Sinopec Corp.

17  AMENDMENTS TO THE ARTICLES OF ASSOCIATION
    Please refer to the section headed "Summary of Shareholders' Meetings" on page 62 of this Annual Report.

18  TRUSTEESHIP, SUB-CONTRACT AND LEASE
    During this reporting period, Sinopec Corp. did not have any omittion in disclosure for significant trusteeship, sub-contract or lease of any other company's assets, nor placed its assets to or under any other company's trusteeship, sub-contract or lease that is subject to disclosure.

19  OTHER SIGNIFICANT CONTRACTS
    During this reporting period, Sinopec Corp. did not have any omittion in disclosure for any significant contract that is subject to disclosure.

20  ENTRUSTED MONEY MANAGEMENT
    During this reporting period, Sinopec Corp. did not entrust or continuously entrust any outside party to carry out cash assets management on its behalf.

21  ASSET SECURED
    Details regarding the Company's secured assets as at 31 December 2004 are disclosed in Note 28 to the financial statements prepared under IFRS in this Annual Report.

22  AUDITORS
    At the Annual General Meeting of Sinopec Corp. for the year 2003 held on 18 May 2004, KPMG Huazhen and KPMG were re-appointed as the domestic and international auditors of Sinopec Corp. for the year 2004, respectively, and the Board of Directors was authorized to determine their remunerations. As approved at the twelfth meeting of the Second Session of the Board of Directors of Sinopec Corp., the audit fees for 2004 was HK$ 50 million. The financial statements for the year 2004 have been audited by KPMG Huazhen and KPMG. The auditors' report on the financial statements issued by KPMG Huazhen was signed by Wu Wei and Song Chenyang, Certified Public Accountants registered in the People's Republic of China.

    KPMG Huazhen and KPMG have provided auditing services to Sinopec Corp. for a consecutive period of 4.5 years, since the second half of 2000.

-------------------------------------------------------------------------------------------------
 Auditor appointed                               KPMG Huazhen (Domestic)          KPMG (Overseas)
-------------------------------------------------------------------------------------------------
 Audit fees of Sinopec Corp. for year 2004       HK$ 1,500,000 (unpaid)      HK$ 21,500,000 (unpaid)
--------------------------------------------------------------------------------------------------
                                                 HK$ 1,500,000 (paid)        HK$ 25,500,000 (paid)
--------------------------------------------------------------------------------------------------
 Audit fees of Sinopec Corp. for year 2003       HK$ 3,000,000 (paid)        HK$ 52,000,000 (paid)
--------------------------------------------------------------------------------------------------
 Other fees and other audit fees for year 2003*  HK$ 3,000,000 (paid)        HK$ 2,000,000 (paid)
--------------------------------------------------------------------------------------------------
 Audit fees of Sinopec Corp. for year 2002       HK$ 3,000,000 (paid)        HK$ 52,000,000 (paid)
--------------------------------------------------------------------------------------------------
 Travel and other expenses                       Borne by the firm           Borne by the firm
--------------------------------------------------------------------------------------------------

Notes:
Most domestic and overseas listed subsidiaries of the Company appointed KPMG Huazhen and KPMG as their auditors, and a few domestic listed subsidiaries selected other firms as their auditors. Please refer to their respective annual reports for details about such subsidiaries' appointments and dismissals of auditing firms.

* In the opinion of the Board, the other fees and other audit fees for year 2003 would not affect independence of the auditors.

23 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL
    In 2004, none of the directors, supervisors or executive presidents or senior management or any of their respective associates had any interests and short positions in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which are required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of the Hong Kong Stock Exchange (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

24  APPLICATION OF THE MODEL CODE
    During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange. .

25  PURCHASE, SALES AND REDEMPTION OF SHARES
    Save as disclosed above, during this reporting period, the Company has not purchased, sold redeemed any listed securities of Sinopec Corp. or any of its subsidiaries.

26  OTHER SIGNIFICANT EVENTS
    During this reporting period, neither Sinopec Corp., the Board of Directors of Sinopec Corp., nor the directors were subject to any investigation from the CSRC, nor was there any administrative penalty or circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

CONNECTED TRANSACTIONS

1 AGREEMENTS CONCERNING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY
    In order to ensure continuous normal operation of production and businesses between the Company and Sinopec Group Company, the parties entered into a number of agreements on connected transactions prior to Sinopec Corp.'s overseas listings. Particulars of the connected transactions are set out below:

    (1) Agreement for mutual supply of ancillary services for products, production and construction services ("Mutual Supply Agreement").

    (2) Sinopec Group Company provides trademarks, patents and computer software to the Company for use free of charge.

    (3) Sinopec Group Company provides cultural and educational, hygienic and community services to the Company.

    (4) Sinopec Group Company provides leasing of land and certain properties to the Company.

    (5)  Sinopec Group Company provides consolidated insurance to the Company.

    (6)  Sinopec Group Company provides shareholders' loan to the Company.

    (7) The Company provides agency marketing services on products to Sinopec Group Company.

    (8) The Company provides petrol stations franchisee licenses to Sinopec Group Company.

2 WAIVER OF THE CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY GRANTED BY THE HONG KONG STOCK EXCHANGE
    Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions are subject to full disclosure, reporting and, depending on their nature and value of transaction, with prior approvals from independent directors and the Hong Kong Stock Exchange. At the time of listing, Sinopec Corp. applied for waivers from the Hong Kong Stock Exchange to exempt it from full compliance with the Listing Rules for the transactions mentioned above. The Hong Kong Stock Exchange conditionally exempted Sinopec Corp. from undertaking the obligations of continuous disclosure.

    At the Extraordinary General Meeting of Sinopec Corp. held on 24 August 2001, the Connected Transaction Adjustment Agreement was approved, and the ongoing connected transactions were adjusted accordingly. On 29 June 2001, the Hong Kong Stock Exchange conditionally agreed to grant new waivers of continuous disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver for a period of three financial years ended on 31 December 2003. Within such period of time, Sinopec Corp. is not required to comply with the relevant Listing Rules of the Hong Kong Stock Exchange, providing that it must satisfy the conditions for waivers on continuous disclosure obligations which were set out in the eighth paragraph of the letter from the Chairman incorporated in the circular concerning connected transactions and ongoing connected transactions which was dispatched to the holders of H shares on 30 June 2001, and published in Annex 3 to the announcement of the Sinopec Corp.'s Extraordinary General Meeting of Shareholders of the year 2001 in China Securities News, Shanghai Securities News, and Securities Times on 10 July 2001.

    At the end of 2003, the above waiver conditionally granted by Hong Kong Stock Exchange for disclosure requirements of ongoing connected transactions, which had a term of three years (from 2001 to 2003), expired. Sinopec Corp. readjusted the cap amount for waiver from disclosure requirements of ongoing connected transactions, and re-applied for a new 3-year waiver from disclosure requirements of ongoing connected transactions (from 2004 to 2006) with regard to the relevant major ongoing connected transactions and the cap amount of ongoing connected transactions (as defined in the announcement dated 28 October 2003) in accordance with the Listing Rules of the Hong Kong Stock Exchange, which exempts Sinopec Corp from strict compliance with the relevant disclosure requirements and approval by shareholders with regard to the major ongoing connected transactions and exempts Sinopec Corp. from strict compliance with rules of relevant disclosure with regard to the cap amount of ongoing connected transactions. Those major ongoing connected transactions and the cap amount of ongoing connected transactions have been approved by the shareholders in the General Meeting of Shareholders. On 16 January 2004, the Hong Kong Stock Exchange conditionally agreed to grant the new waivers from ongoing disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver for a period of three financial years expiring on 31 December 2006. Within such period of time, Sinopec Corp. is not required to comply with the relative requirements of connected transactions under the Listing Rules, but Sinopec Corp. must satisfy the conditions of waiver set out in the letter from the Chairman incorporated in the circular concerning connected transactions and ongoing connected transactions which was dispatched to the holders of H shares by Sinopec Corp. on 29 October 2003, and were published in the announcement of the Third Extraordinary General Meeting of Shareholders for the year 2003 in China Securities News, Shanghai Securities News, and Securities Times on 29 October 2003.

    The above mentioned cap amount of land use rights rent of ongoing connected transactions has been readjusted during the reporting period. At the twelfth meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 31 October 2004, the Board approved the Proposal on Acquisition and Disposal of Assets to China Sinopec Group Company (refer to item 9 (2) in Disclosure of Significant Events) and the Proposal on Adjusting Items of Connected Transaction of Sinopec Group Company. After the completion of above transaction, Sinopec Group Company approved the lease of the land use rights by Sinopec Corp. of an area 8,888,498 square meters at an annual rent of RMB 110 million (equivalent to HK$104 million) and approved the Proposal Regarding the Adjustment of the Cap Amount of Annual Land Rent according to the Agreement on Lease of Land Use Rights. The board agreed to adjust the cap amount of annual rent payable for the leasing of the land use rights from Sinopec Group Company by Sinopec Corp from RMB 2.15 billion (equivalent to HK$2.028 billion) to RMB 2.45 billion (equivalent to HK$2.311 billion) or according to the cap amount agreed by the Hong Kong Stock Exchange which approval was conditional upon completion of the transaction. The Hong Kong Stock Exchange agreed the above cap amount of annual rent for the leasing of land use rights to be adjusted to RMB 2.45 billion.

3 THE PROVISIONS ON WAIVER OF DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE
    In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with the agreements and arrangements between the Company and Sinopec Group Company were fully disclosed. During the reporting period, there was no significant change to the agreements governing the above mentioned connected transactions. The reasonable estimates of the amount of the accumulated connected transactions for the year 2005 of Sinopec Corp. comply with the relative requirements under the Listing Rules of the Shanghai Stock Exchange.

4   CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
    The aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 131.589 billion, of which, incoming trade amounted to RMB 67.982 billion, and outgoing trade amounted to RMB 63.603 billion (including, RMB 63.507 billion of sales of products and services, RMB 59 million of interest earned, RMB 41 million of income from agency fee). All of these transactions satisfied the conditions of waiver imposed by the Hong Kong Stock Exchange. In 2004, the products and services provided by Sinopec Group Company (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB 62.313 billion, representing 11.19% of the Company's annual operating expenses, a decrease of 2.42% compared with those in 2003, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB 1.740 billion, representing 0.31% of operating expenses, with a slight decrease compared with 0.43% in the preceding year, which were within the cap of 2% for waiver. In 2004, the product sales from the Company to Sinopec Group Company amounted to RMB 63.507 billion, representing 10.25% of the Company's operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement of Land Use Rights, the amount of rent paid by the Company for the year ended 31 December 2004 was approximately RMB 2.146 billion. With regard to the premium payable under the SPI Fund Document, the amount of fund paid by the Company in 2004 was not less than the amount specified in the SPI Fund Document.

    Please refer to Note 33 to the financial statements prepared pursuant to the IFRS in this annual report for details of the connected transactions actually occurred during the year.

    The above mentioned connected transactions in 2004 have been approved at the fifteenth meeting of the Second Session of the Board of Directors of Sinopec Corp.

    The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

    (a)  The transactions have been approved by the Board of Directors;

    (b) The transactions have been entered into at considerations consistent with the pricing policies as stated in the relevant agreements;

    (c) The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the respective transactions; and

    (d)  The relevant amount has not exceeded the relevant cap for waiver.

    After reviewing the above relevant transactions, the independent directors of Sinopec Corp. have confirmed that:

    (a) The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

    (b) The transactions have been concluded on any one of the following terms:

         i    on normal commercial terms;

         ii on terms not less favorable than those available from/to independent third parties; or

         iii on terms that are fair and reasonable as to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item i or ii is satisfied; and

    (c) The aggregate values of the transactions have not exceeded the respective cap amounts.

5   OTHER MATERIAL CONNECTED TRANSACTIONS DURING THE YEAR

    (1) CONNECTED TRANSACTIONS FOR NEW LEASING OF SINOPEC GROUP COMPANY'S LAND USE RIGHTS

         At the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the Proposal Regarding the New Leasing of Land Use Rights from Sinopec Group Company, and approved the lease of the land use rights by Sinopec Corp. of an area of 51.71 million square meters from Sinopec Group Company. The parties entered into an Agreement on Lease of Land Use Rights in August 2003. The amount of rent under the leasing agreement incurred in this reporting period was approximately RMB 300 million.

         The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

         (a) The above leasing agreements have been approved by the Board of Directors;

         (b) The above leasing agreements have been entered according to relevant terms; and

         (c) The amounts of rent paid in accordance with the above leasing agreements have not exceeded the cap amount.

       After reviewing the connected transactions above, the independent directors of Sinopec Corp. confirmed the following:

         (a)  The above leasing agreement:

              i have been concluded by Sinopec Corp. or its subsidiaries in the ordinary course of business;

              ii have been concluded (a) on normal commercial terms (the terminology shall be applied in reference to transactions of similar nature, and shall be made by similar Chinese entities) or (b) (where there is no available comparison) on terms that are fair and reasonable to the independent shareholders; and

              iii have been concluded in accordance with the provisions of the standard leasing agreement;

         (b) The total amount of rent incurred in the fiscal year of Sinopec Corp. under the above leasing agreements have not exceeded the cap amount for the relevant fiscal year.

    (2)   ACQUISITION OF SHARES OF JINZHI COMPANY

          Please refer to item 9(1) in Disclosure of Significant Events.

    (3) ACQUISITION OF PETROCHEMICAL, CATALYST AND GAS STATIONS ASSETS FROM PARENT COMPANY AND THE DISPOSAL OF DOWNHOLE OPERATION ASSETS

          Please refer to item 9(2) in Disclosure of Significant Events.

6 THE PRINCIPAL OPERATIONS CATEGORIZED BY BUSINESS SEGMENTS AND THE STATUS OF THE CONNECTED TRANSACTIONS
    The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.

                                                                                            Increase/     Increase/      Increase/
                                                                                             decrease   decrease of    decrease of
                                                                                            of income     cost from   gross profit
                                                                                       from principal     principal  margin ratio
                                                                                           operations    operations       compared
                                                   Income                                    compared      compared  with the same
                                                     from        Cost of                     with the      with the      period of
    Categorized                                 principal      principal                  same period   same period preceding year
    by business                                operations     operations         Gross   of preceding  of preceding    (percentage
    segments                               (RMB millions) (RMB millions)  profit (%) *       year (%)      year (%)        points)

    Exploration and production                     76,023         34,929        49.98%         22.18%        14.05%           3.72
-----------------------------------------------------------------------------------------------------------------------------------
    Refining                                      352,548        326,590         3.41%         32.41%        34.44%          (1.00)
-----------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                    345,671        305,690        11.39%         43.54%        45.60%          (1.22)
-----------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                     122,118         96,339        20.57%         48.32%        32.55%           9.37
-----------------------------------------------------------------------------------------------------------------------------------
    Others                                         79,145         78,395         0.93%         30.60%        30.72%          (0.09)
-----------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales           (384,873)      (382,736)          N/A            N/A           N/A            N/A
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                         590,632        459,207        19.51%         41.57%        42.12%           0.16
-----------------------------------------------------------------------------------------------------------------------------------
    Of which: Connected transactions               58,732         54,197         7.35%         85.58%        92.91%          (3.32)
-----------------------------------------------------------------------------------------------------------------------------------
    Details of connected transactions               Refer to the section 4 of Connected Transactions
-----------------------------------------------------------------------------------------------------------------------------------
    Principle of pricing for connected          (1) Government-prescribed prices and government-guided prices are adopted for
    transactions                                products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price
-----------------------------------------------------------------------------------------------------------------------------------

    * Gross profit = Profit from principal operations/income from principal operations


7   FUNDS PROVIDED BETWEEN CONNECTED PARTIES

                                                                                         UNIT: RMB MILLIONS

    Connected party                                       Funds provided       Funds provided to the Company
                                                        to connected party          by connected party
                                                    Occurrence                   Occurrence
                                                        amount        Balance        amount         Balance

    Sinopec Group Company and its subsidiaries          (2,759)         6,135        (4,836)          9,679
    --------------------------------------------------------------------------------------------------------
    Other connected parties                                (23)           308            --              --
    --------------------------------------------------------------------------------------------------------
    Total                                               (2,782)         6,443        (4,836)          9,679
   ---------------------------------------------------------------------------------------------------------

CORPORATE GOVERNANCE

1   IMPROVEMENT ON CORPORATE GOVERNANCE
    In 2004, Sinopec Corp. continued to make effort to improve its corporate operations and strengthen its corporate governance.

    (1) In accordance with the Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company (Zheng Jian Fa [2003] No.56) promulgated by CSRC and the State-owned Assets Supervision and Administration Commission of the State Council (SASAC) and the new Listing Rules introduced by Hong Kong Stock Exchange, the Company has made prompt amendments to its corporate governance documents such as Articles of Association, Rules and Procedures for the General Meeting of Shareholders and Rules and Procedures for Board of Directors Meeting and in particular, revised various provisions related to corporate guarantee, voting on connected transactions and nomination of directors.

    (2) Based on the evaluation results in respect to the operation of the internal control system during its implementation phase, the Company revised and optimized the system by introducing two new procedures, namely, Procedure for Importing Ordinary Equipment and Materials as an Agent and Intangible Assets Management Procedure. The revised internal control system comprises 13 broad categories which are sub-divided into 43 individual procedures regarding production, operation and management of the Company. The proposal of the revision of the system was approved at the twelfth meeting of the Second Session of the Board of Directors held on 31 October 2004, and the revised system has been implemented in all operation and management areas of the Company since January 2005.

    (3) Pursuant to relevant domestic and overseas regulatory requirements and Rules on Corporate Information Disclosure System and Rules on the Work of Corporate Investor Relations of Sinopec Corp., the Company is committed to enhancing information disclosure and to improving investor relations.

    In 2004, Sinopec Corp. was awarded the "Best Petrochemical Company in Asia" by Euro Money and was selected by the sell-side analysts as "the Best Investor Relations in the Oil and Natural Gas Industry" and "the Best Investor Relations in China (Hong Kong Inclusive)" according to the magazine Institutional Investor.

2   INDEPENDENT DIRECTORS' PERFORMANCE OF THEIR DUTIES
    During the reporting period, the independent directors were very committed to carrying out their duties and fulfilling the fiduciary obligations as specified in the relevant laws, regulations and the Articles of Association. They attended meetings of both the Board of Directors (please refer to the following table) and professional committees, and put forth many constructive comments and suggestions relating to the Company's development strategy, corporate governance, internal reform and production and operation. They were particularly concerned with the interests of individual shareholders and minority shareholders. They reviewed material connected transactions of the Company, including assets acquisition and disposal from/to Sinopec Group Company and came up with valuable independent suggestions. The independent directors also gave unbiased comments on other major issues such as appointment or dismissal of directors and significant guarantees provided by Sinopec Corp.. Their valuable input effectively ensured fairness and protection to Sinopec Corp. and its shareholders as a whole.

    As required by Hong Kong Stock Exchange, the Company makes the following affirmation statement concerning its independent directors: The Company has received annual confirmations from all the independent non-executive directors, acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all independent non-executive directors independent.

Presence of Independent Directors at Board of Directors Meetings

                               Number of meetings
                                  Counts of
 Names of the                     held during the      Counts of  commissioned
 independent directors           reporting period       presence      presence
                                                          (times)      (times)

 Chen Qingtai                                   9              9             0
-------------------------------------------------------------------------------
 Ho Tsu Kwok Charles                            9              6             3
-------------------------------------------------------------------------------
 Shi Wanpeng                                    9              8             1
-------------------------------------------------------------------------------
 Zhang Youcai                                   9              8             1
-------------------------------------------------------------------------------

3   SEPARATION BETWEEN SINOPEC CORP. AND ITS CONTROLLING SHAREHOLDER
    Sinopec Corp.is independent from its controlling shareholder, Sinopec Group Company, in respect of business, personnel, asset, organisational structure and finance and has its own independent and comprehensive business operations and management capability.

4   SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES
    Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance evaluation and incentive schemes for the directors, supervisors and other senior management officers. Incentive policies such as Performance Evaluation and Salary Incentive Plan for the Senior Management of Sinopec Corp., Plan of Share Appreciation Rights for the Senior Management of Sinopec Corp. and Measures on the First Granting of Share Appreciation Rights to the Senior Management of Sinopec Corp. were approved at the Fourth Extraordinary General Meeting of Shareholders held on 7 September 2000, as well as Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative) and Supplementary Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative).

    During the period of this report, the provision for the share appreciation rights has been made according to the Measures on the First Granting of Stock Appreciation Rights for the Senior Management of Sinopec Corp.

5 COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
    Under the amended Corporate Governance Rules of New York Stock Exchange
    (NYSE), foreign issuers (including Sinopec Corp.) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences is listed below:

                                                                      Corporate governance rules applicable to the domestically
                                                                      listed companies in China and the Company's governance
NYSE corporate govemance rules                                        practices

DIRECTOR INDEPENDENCE
A listed company must have a majority of independent                  It is required in China that any listed company must
directors on its board of directors. No director qualifies            establish an independent director system and set forth
as "independent" unless the board of directors affirmatively          specific requirements for the qualification of
determines that the director has no material relationship             independent directors. For example, an independent
with the listed company (either directly or as a partner,             director shall not hold any other position in the listed
shareholder or officer of an organization that has a                  company other than being a director and shall not be
relationship with the company). In addition, a director must          influenced by the main shareholders or the controlling
meet certain standards to be deemed independent. For                  persons of the listed company, or by any other entities
example, a director is not independent if the director is,            or persons with whom the listed company has a significant
or has been within the last three years, an employee of the           relationship. The Company has complied with the relevant
listed company, or if the director has received, during any           Chinese corporate governance rules and has implemented
twelve-month period within the last three years, more than            internal rules governing the independence and
US$100,000 in direct compensation from the listed company.            responsibilities of independent directors. The Company
                                                                      determines the independence of independent directors
                                                                      every year.

To empower non-management directors to serve as a more                No similar requirements.
effective No similar requirements. check on management, the
non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

----------------------------------------------------------------------------------------------------------------------------------

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
Listed companies must have a nominating/corporate governance         The board of directors of a listed company may, through
The board of directors of a listed company may, through the          the resolution of the shareholders' meeting, establish a
committee composed entirely of independent directors.                nominating committee composed entirely of directors, of
                                                                     which the independent directors shall be the majority and
                                                                     the convener. Up to now, the Company has not set up any
                                                                     nominating committee.

The nominating/corporate governance committee must have a            Relevant responsibilities of the nominating/corporate
written charter that addresses the committee's purposes              governance committee are similar to those stipulated by
and responsibilities which, at minimum, must be to: search           the NYSE rules, but the main responsibilities do not
for eligible people for the board of directors, select and           include the research and recommendation of corporate
nominate directors for the next session of the                       governance guidelines, the supervision of the evaluation
shareholders' annual meeting, study and propose corporate            of the board of directors and management, or the annual
governance guidelines, supervise the evaluation of the               evaluation of the committee.
board of directors and management, and evaluate the
performance of the committee every year.
---------------------------------------------------------------------------------------------------------------------------------


 NYSE corporate govemance rules                                      Corporate governance rules applicable to the domestically
                                                                     listed companies in China and the Company's governance
                                                                     practices

COMPENSATION COMMITTEE
Listed companies must have a compensation committee                  The board of directors of a listed company can, through
composed entirely of independent directors.                          the resolution of shareholders' meeting, have a
                                                                     compensation and assessment committee composed entirely
The written charter of the compensation committee must               of directors, of whom the independent directors are the
state, at least, the following purposes and                          majority and act as the convener.
responsibilities:

(1) review and approve the corporate goals associated                The responsibilities are similar to those stipulated by
    with CEO's compensation, evaluate the performance                the NYSE rules, but the committee is not required to
    of the CEO in fulfilling these goals, and based on               produce a report on the executive compensation or make an
    such evaluation determine and approve the CEO's                  annual performance evaluation of the committee. The board
    compensation level;                                              of directors of the Company has established a
                                                                     compensation and assessment committee composed mainly of
(2) make recommendations to the board with respect to                independent directors who act as the convener, and the
    non-CEO executive officer compensation, and                      committee has a written charter.
    incentive-compensation and equity-based plans that are
    subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

The charter must also include the requirement for an
annual performance evaluation of the compensation
committee.
-----------------------------------------------------------------------------------------------------------------------------------

AUDIT COMMITTEE
Listed companies must have an audit committee that                   The board of directors of a listed company can, through
satisfies the requirements of Rule 10A-3 of Securities               the resolution of the shareholders' meeting, establish an
Exchange Act of 1934 (the "Exchange Act"). It must have a            audit committee composed entirely of directors, of which
minimum of three members, and all audit committee members            the independent directors are the majority and act as the
must satisfy the requirements for independence set forth             convener, and, at minimum, one independent director is an
in Section 303A.02 of NYSE Corporate Governance Rules as             accounting professional.
well as the requirements of Rule 10A-3b (1) of the
Exchange Act.

The written charter of the audit committee must specify              The responsibilities of the audit committee are similar
that the purpose of the audit committee is to assist the             to those stipulated by the NYSE rules, but according to
board oversight of the integrity of financial statements,            the domestic practices, the company is not required to
the company's compliance with legal and regulatory                   make an annual performance evaluation of the audit
requirements, qualifications and independence of                     committee, and the audit committee is not required to
independent auditors and the performance of the listed               prepare an audit report to be included in the company's
company's internal audit function and independent                    annual proxy statement. The Board of Directors of the
auditors.                                                            Company has established an audit committee that satisfies
                                                                     relevant domestic requirements and the audit committee
The written charter must also require the audit committee            has a written charter.
to prepare an audit committee report as required by the
SEC to be included in the listed company's annual proxy
statement as well as an annual performance evaluation of
the audit committee.


 NYSE corporate govemance rules                                      Corporate governance rules applicable to the domestically
                                                                     listed companies in China and the Company's governance
                                                                     practices
AUDIT COMMITTEE (Continued)
Each listed company must have an internal audit                      China has a similar regulatory provision, and the Company
department.                                                          has an internal audit department.

Shareholders must be given the opportunity to vote on                The relevant regulations of China require the board of
equity-compensation plans and material revisions thereto,            directors propose plans on the amount and types of
except for employment incentive plans, certain awards and            director compensation for the shareholders' meeting to
plans in the context of mergers and acquisitions.                    approve. The compensation plan of executive officers
                                                                     shall be approved by the board and announced at the
                                                                     shareholders' meeting and disclosed to the public upon
                                                                     the approval of the board of directors.

CORPORATE GOVERNANCE GUIDELINES                                      CSRS has issued the Corporate Governance Rules, to which
Listed companies must adopt and disclose corporate                   the Company has complied.
governance guidelines, involving director qualification
standards, director compensation, director continuing
education, annual performance evaluation of the board of
directors, etc.

CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES
Listed companies must adopt and disclose a code of                   China does not have such requirement for a code for
business conduct and ethics for directors, officers and              ethics. But, since the directors and officers of the
employees, and promptly disclose any waivers of the code             Company have all signed the Director Service Agreement,
for directors or executive officers.                                 they are bound by their fiduciary duties to the Company.
                                                                     In addition, the directors and officers must perform
                                                                     their legal responsibilities in accordance with the
                                                                     Company Law of PRC, relative requirements of CSRS and
                                                                     Mandatory Provisions to the Charter of Companies Listed
                                                                     Overseas.

Each listed company CEO must certify to the NYSE each year           No similar requirements.
that he or she is not aware of any violation by the
company of NYSE corporate governance listing standards and
he or she must promptly notify the NYSE on writing of any
material non-compliance with any applicable provisions of
Section 303A.

SUMMARY OF SHAREHOLDERS' MEETINGS

During the reporting period, Sinopec Corp. held two shareholders' general meetings in strict compliance with the procedures of notification, convening and holding as stipulated in the relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. The details are as follows:

1 The General Meeting of Shareholders of Sinopec Corp for the year 2004 was held at the International Meeting Center of Beijing Continental Grand Hotel on 18 May 2004, at which the following resolutions were considered and approved:

    ORDINARY RESOLUTIONS:

    a. The Work Report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2003.

    b. The Work Report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2003.

    c. The audited financial report and consolidated financial statement of Sinopec Corp. for the year ended 31 December 2003.

    d. Sinopec Corp.'s profit distribution plan and the appropriation of final dividend for the year ended 31 December 2003.

    e. Approved the re-appointment of KPMG Huazhen and KPMG respectively as Sinopec Corp.'s domestic and international auditors in 2004, and authorized the Board of Directors to decide their remunerations.

    f. Elected Mr. Gao Jian as a member of the Second Session of the Board of Directors of Sinopec Corp.

    SPECIAL RESOLUTIONS:

    a. The general mandate on authorizing the Board of Directors to appropriate and issue new overseas listed shares.

    b. The proposal on revising the Articles of Association of Sinopec Corp. and its appendices.

    For further details regarding the General Meeting of Shareholders for the year 2003, please refer to the announcements of Sinopec Corp. published in China Securities News, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 19 May 2004.

2 The Extraordinary General Meeting of Shareholders for Year 2004 of Sinopec Corp was held at Beijing Crowne Plaza Park View Wuzhou on 21 Dec 2004, at which the following resolutions were considered and approved:

    a. The proposal regarding the acquisition of certain petrochemical assets from Sinopec Group Company.

    b. The proposal regarding the acquisition of certain catalyst assets from Sinopec Group Company.

    c. The proposal regarding the acquisition of certain petrol stations assets from Sinopec Group Company.

    d. The proposal regarding the disposal of certain downhole operation assets to Sinopec Group Company.

    e. The proposal for the general meeting of Sinopec Corp to authorize the board to perform all relevant matters in relation to the acquisition and disposal.

    f. The proposal regarding the adjustment to the capital expenditure plan for the year 2004.

For further details regarding the Extraordinary General Meeting of Shareholder for year 2004, see the relevant announcements of Sinopec Corp. published in China Securities News, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 22 December 2004.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2004 for review.

1   THE MEETINGS OF THE BOARD OF DIRECTORS
    During the period of this report, nine Board meetings were held, details of which are as follows:

    (1) The sixth meeting of the Second Session of the Board of Directors was held on 23 February 2004 by way of written resolutions. The Board passed the resolution on Debenture Issuance Regulations of China Petroleum & Chemical Corporation for 2004.

    (2) The seventh meeting of the Second Session of the Board of Directors was held on 26 March 2004 at the headquarters of Sinopec Corp. At the meeting, the Board of Directors considered and approved the Report of the Board of Directors for 2003, the Report of 2003 Operation Performance and the 2004 Operation Plan, the resolution on eight provisions for assets impairment losses in 2003 and the resolution on ongoing connected transactions in 2003 and the resolution on audit expenditure paid to KPMG Huazhen and KPMG in 2003. The Board also approved the re-appointment of KPMG Huazhen and KPMG respectively as the domestic and overseas auditors of Sinopec Corp. for the year 2004 and submitted to the Annual General Meeting for the year 2003 the proposal that the Board of Directors be authorized to determine their remunerations. In addition, the Board approved the Financial Statements for the year 2003 audited by KPMG Huazhen and KPMG, the profit appropriation solution of 2003, the 2003 Annual Report, the summary of the Annual Report and Form 20-F, it also submitted to the 2003 Annual General Meeting the proposal to unconditionally mandate the Board of Directors to decide on allotment and issuance of new foreign shares listed overseas, the resolution on amending the Articles of Association and its appendices, the resolution on acquiring shares issued by Tianjin Lubricant & Grease Company Limited from the Sinopec Group Company and the resolution on convening the 2003 Annual General Meeting.

    (3) The eighth meeting of the Second Session of the Board of Directors was held on 29 April 2004 by way of written resolutions. The Board of Directors approved the First Quarterly Report of 2004, accepted the resignation of Mr. Liu Kegu from the director position with Sinopec Corp. and approved the submission to the 2003 Annual General Meeting the proposal made by China Development Bank (holding 10.12% shares of Sinopec Corp. at that time) to nominate Mr. Gao Jian as a candidate for directorship of Sinopec Corp.

    (4) The ninth meeting of the Second Session of the Board of Directors was held on 6 July 2004 by way of written resolutions, whereby the proposal for the transfer of the state-owned legal person shares in China Phoenix by Sinopec Corp. to Qingjiang Investment and Guodian Group and acquire petrochemical core business assets.

    (5) The tenth meeting of the Second Session of the Board of Directors was held on 27 August 2004 at the headquarters of Sinopec Corp. At the meeting, the Board considered and approved the Report of Operations for the First Half of 2004 and Operations Plans for the Second Half of 2004, the 2004 Interim Profit Distribution Plan, the Financial Statements of Sinopec Corp. for the First Half of 2004 audited by KPMG Huazhen and KPMG, the 2004 Interim Report of Sinopec Corp. and the resolution on adjusting the investment plan in 2004.

    (6) The eleventh meeting of the Second Session of the Board of Directors held on 28 October 2004 by way of written resolutions. The Board of Directors approved the Third Quarterly Report of 2004.

    (7) The twelfth meeting of the Second Session of the Board of Directors was held at Sinopec headquarters on 31 October 2004, whereby the following resolutions were considered and approved:

         a.   Acquiring chemicals assets from Sinopec Group Company.

         b.   Acquiring catalyst assets from Sinopec Group Company.

         c.   Acquiring petrol station assets from Sinopec Group Company.

         d.   Disposing of downhole operation assets to Sinopec Group Company.

         e. The submission of the above proposals for approval at the extraordinary general meeting and the resolution for authorizing the Board to do all actions relating to the above four resolutions.

         f.   Adjusting connected transactions with Sinopec Group Company.

         g. Adjusting the cap amount of the annual rent for leasing of land use rights with Sinopec Group Company.

         h.   Determining 2004 audit fees for KPMG Huazhen and KPMG.

         i.   Amending the internal control system of Sinopec Corp.

         j.   Adjusting 2004 capital expenditure plan.

         k.   Convening 2004 Extraordinary General Meeting of Shareholders.

    (8) The thirteenth meeting of the Second Session of the Board of Directors held on 8 December 2004 by way of written resolutions. The Board approved the resolution approving Sinopec to provide T/T payment credit line guarantee for its subsidiary China International United Petroleum & Chemicals Company Limited (Unionpec).

    (9) The fourteenth meeting of the Second Session of the Board of Directors held on 29 December 2004 by way of written resolutions. The Board approved the resolution of privatizing Beijing Yanhua by way of merger by absorption.

2 IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS' MEETING BY THE BOARD OF DIRECTORS
    During the period of this report, all members of the Board of Directors of Sinopec Corp. carried out their duties diligently and responsibly in accordance with the relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders' meetings, and accomplished the various tasks entrusted to them at the shareholders' meetings.

3   MEETINGS OF PROFESSIONAL COMMITTEES
    During the period of this report, the Audit Committee under the Second Session of the Board of Directors held two meetings.

    (1) The first meeting of the Second Session of the Audit Committee was held on 25 March 2004 by way of written resolutions, whereby the Explanation on the Operating Business and Financial Position of Year 2003 and the Explanation on Audit by KPMG for Year 2003 were reviewed and the Opinions on the Reviewing of the Financial Statements for the Year 2003 was issued.

    (2) The second meeting of the Second Session of the Audit Committee was held on 26 August 2004 by way of written resolutions, whereby the Explanation on the Operating Business and Financial Position of the First Half of Year 2004 and the Explanation on Audit by KPMG for the First Half of Year 2004 were reviewed and the 2004 Interim Opinions on the Reviewing of the Financial Statements was issued.

4   OTHER DISCLOSEABLE EVENTS

    (1) STATEMENT IN RELATION TO THE USE OF FUNDS BY THE CONTROLLING SHAREHOLDER AND OTHER RELATED PARTIES

         Pursuant to the provisions in the Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company (Zheng Jian Fa [2003] No.56) issued by CSRC and SASAC, KPMG Huazhen has issued the Statement in relation to the Use of Funds of China Petroleum & Chemical Corporation by the Controlling Shareholder and Other Related Parties for Year 2004, the details of which are set out below:

         To the Board of Directors of China Petroleum & Chemical Corporation:

         We have accepted the appointment and audited the Company's consolidated balance sheet and balance sheet as at 31 December 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended (the "financial statements") in accordance with the China's Independent Auditing Standards of the Certified Public Accountants. We issued an auditors' report with an unqualified audit opinion on these financial statements on 25 March 2005.

         Pursuant to Document Zheng Jian Fa [2003] No. 56, the Company has prepared the Summary of the Use of Funds of China Petroleum & Chemical Corporation by the Controlling Shareholder and Other Related Parties for year 2004 (the "Summary"), which is attached in the appendix to this statement.

         The Company is responsible for preparing and disclosing the Summary and ensuring its truthfulness, legitimacy and completeness. We are not aware of any inconsistency, in all material respects, when comparing the information contained in the Summary with the financial information verified in the course of our audit and the related contents in the audited financial statements of the Company and its subsidiaries (the "Group") for the year 2004. Except for the audit procedures performed in the course of our audit of the financial statements for the year 2004 on the Group's related party transactions, we have not performed any additional audit and other procedures on the information contained in the Summary.

         In order to have a better understanding on the use of funds by the Company's controlling shareholder and other related parties for the year 2004, the summary should be read together with the audited financial statements.

         KPMG Huazhen          Certified Public Accountants
                               Registered in the People's
                               Republic of China
                               Wu Wei and Song Chenyang
         8/F, Office Tower E2,
         Oriental Plaza
         No.1, East Chang An Ave.
         Beijing, The People's
         Republic of China
         Postal Code: 100738  25 March 2005

Appendix: Summary of the Use of Funds of China Petroleum & Chemical Corporation by the Controlling Shareholder and Other Related Parties for the year 2004

                                                                                                                 Unit: RMB millions

                                                                                     Beginning   Increase    Decrease        Ending
                                Name of the                                            balance    during       during       balance
 Nature of the use of funds     related party    Relationship     Account name     of the year   the year    the year   of the year

Borrowings                      --               --               --                       --          --          --            --
-----------------------------------------------------------------------------------------------------------------------------------
Entrusted loans               BASF-YPC Ethylene  Other related    Long-term investment     --          60          --            60
                              Company Limited      party
-----------------------------------------------------------------------------------------------------------------------------------
Entrusted investments           --               --               --                       --          --          --            --
-----------------------------------------------------------------------------------------------------------------------------------
Issuing commercial bills
  without genuine business
  transactions
-----------------------------------------------------------------------------------------------------------------------------------
Business bills                  --               --               --                       --          --          --            --
-----------------------------------------------------------------------------------------------------------------------------------
Settlement of liabilities on
  behalf of related parties
-----------------------------------------------------------------------------------------------------------------------------------
Accounts receivable and other   China            Controlling      Other receivables     3,111          --         609         2,502
  receivables aged over one     Petrochemical    shareholder
  year as at 31 December 2004   Corporation
-----------------------------------------------------------------------------------------------------------------------------------
                                Fellow           Other related    Other receivables/    3,706        1,517      3,527         1,696
                                subsidiaries     parties          accounts
                                controlled by                     receivable
                                China
                                Petrochemical
                                Corporation
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                   6,817        1,577      4,136         4,258
-----------------------------------------------------------------------------------------------------------------------------------

The summary was approved by the Board of Directors on 25 March 2005.

    (2) THE INDEPENDENT DIRECTORS PRESENTED ITEMISED EXPLANATIONS AND INDEPENDENT OPINIONS ON THE COMPANY'S ACCUMULATED AND CURRENT EXTERNAL GUARANTEES FOR THE YEAR 2004:

         Pursuant to Document Zheng Jian Fa [2003] No. 56, as independent directors of Sinopec Corp., we have carefully reviewed the accumulative and current external guarantees provided by Sinopec Corp. in current year, which are described as below:

         By 31 December 2004, the accumulated amount of external guarantees provided by Sinopec Corp. was approximately RMB 14.799 billion, and the current amount of external guarantees provided by Sinopec Corp. in 2004 was approximately RMB 2.512 billion. Among the guarantees, the T/T payment credit line guarantee offered to Unionpec whose 70% shares are owned by Sinopec Corp. accounted for a significant portion, which amounted to an equivalent of RMB 2.483 billion. The external guarantees occurring prior of 2004 had been disclosed in detail in the 2003 Annual Report.

         We present our opinions as follows:

         The net guarantee amount of Sinopec Corp. in 2004 was RMB 2.392 billion compared with that in 2003, of which T/T payment credit line guarantee Sinopec Corp. provided for Unionpec accounted for a major portion. This guarantee concerned the payment mode in the course of transactions, which benefits Sinopec Corp. in cutting costs, increasing efficiency with no risks of suffering from losses. In strict compliance with Articles of Association and the internal control procedures in respect of guarantees, Sinopec Corp. performed relevant review procedures and obtained approval from the thirteenth meeting of the Second Session of the Board of Directors on 8 December 2004.

5   FINANCIAL PERFORMANCE
    The financial results of the Company for the year ended 31 December 2004 prepared in accordance with IFRS and its financial position as at that date and its analysis are set out from page 127 to page 158 in this Annual Report.

6   DIVIDEND
    At the fifteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final dividend of RMB 0.12 per share (including tax) in cash. After deducting the interim cash dividend, the final cash dividend per share for distribution would be RMB 0.08, and the total cash dividend for the full year would amount to RMB
    10.404 billion. The distribution proposal will be effective after it is submitted and approved at the 2004 Annual General Meeting of Sinopec Corp. The proposed final dividend will be distributed on or before Monday, 27 June 2005 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, 3 June 2005. The register of members of Sinopec Corp.'s H shares will be closed from Monday, 30 May 2005 to Friday 3 June 2005 (both dates are inclusive). In order to qualify for the year end dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer materials with Hong Kong Registrars Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on Friday, 27 May 2005 for registration.

    Dividend will be denominated and declared in Renminbi. The dividend for holders of domestic shares will be paid in Renminbi and the dividend for holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be the mean of the exchange rates of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividend.

    Generally, an individual shareholder of H shares or an individual holder of American Depository Receipts (ADRs) who is resident and domiciled in the UK will (subject to any available allowances or reliefs) be liable to UK income tax on the dividend received from Sinopec Corp. Where an individual shareholder of H shares receives a dividend from Sinopec Corp. without any deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate rate (currently 10 % in the case of a taxpayer subject to a basic rate or a lower rate, and 32.5 % in the case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit may be claimed (under tax self-assessments) against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding that tax regarding the income with a source within the PRC. The current Chinese-UK Double Taxation Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is generally limited to 10% of the gross dividend.

    For individual holders of H Shares or holders of ADRs who are UK resident but are not domiciled in the UK (and have submitted a claim to that effect to the UK Inland Revenue, they will generally only be liable to income tax on any dividend received from Sinopec Corp. to the extent that it is received in the UK.

    Generally, a shareholder of H shares or a holder of ADRs which is a UK tax resident and UK domiciled will be liable to UK income tax or corporation tax (as appropriate and at the rates of tax applicable to the shareholder or holder) on any dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADRs which is a UK tax resident may be entitled to relief for "underlying" tax paid by Sinopec Corp. or its subsidiaries.

7   MAJOR SUPPLIERS AND CUSTOMERS
    During this reporting period, the total amount of purchase from five largest suppliers represented 37.82% of the total amount of purchase of the Company, of which the purchase from the largest supplier represented 14.39% of the total purchase of the Company. The total amount of sales to the five largest customers of the Company represented 9.94% of the total annual sales of the Company.

    During this reporting period, except for the connected transactions with the controlling shareholder Sinopec Group Company and its subsidiaries, as disclosed in Connected Transaction Section of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. had any interest in any of the abovementioned major suppliers and customers.

8   BANK LOANS AND OTHER BORROWINGS
    Details of bank loans and other borrowings of the Company as of 31 December 2004 are set out in Note 28 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

9   FIXED ASSETS
    During this reporting period, changes to the fixed assets of the Company are set out in Note 17 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

10  RESERVES
    During this reporting period, changes to the reserves of the Company are set out in the Consolidated Statement of Changes in Shareholders' Equity in the Financial Statements prepared in accordance with IFRS in this Annual Report.

11  DONATIONS
    During this reporting period, donations made for charitable purposes amounted to approximately RMB 290 million (including Tianjin Ethylene, Zhongyuan Ethylene, Guangzhou Ethylene and Luoyang Chemical Fibre and Catalyst Company).

12  PRE-EMPTIVE RIGHTS
    Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue of its shares to its existing shareholders in proportion to their shareholdings.

13  PURCHASE, SALES AND REDEMPTION OF SHARES
    Refer to Disclosure of Significant Events 25.

14  COMPLIANCE WITH THE CODE OF BEST PRACTICE
    The Board of Directors of Sinopec Corp. is not aware of any information reasonably showing that Sinopec Corp. has breached the Code of Best Practice of the Hong Kong Stock Exchange at any time during the reporting period.


By Order of the Board
CHEN TONGHAI
Chairman

Beijing, PRC, 25 March 2005

REPORT OF THE SUPERVISORY COMMITTEE

To all shareholders:

During this reporting period, all members of the Supervisory Committee observed the principle of good faith and duly fulfilled their supervising duties in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp. to safeguard the rights of the shareholders and the interest of the Company.

During this reporting period, the Supervisory Committee held two meetings.

At the third meeting of the Second Session of the Supervisory Committee held on 26 March 2004, the Committee heard the Report on the operating business and financial position of Sinopec Corp. for the year 2003 prepared by the Finance Department and the explanation note on the auditor's report prepared by KPMG. It also considered and approved the Annual Financial Report of Sinopec Corp. for the year 2003, the Annual Report of Sinopec Corp. for the year 2003 and its relevant summary, the Proposal on profit appropriation for the year 2003 and Resolutions on drawing and writing off eight impairment of assets for the year of 2003. The Committee discussed and approved the Annual Report of the Supervisory Committee for the year 2003 and the Working plan of the Supervisory Committee for the year 2004 and notified in writing to certain supervisors that they were to attend the premises of Guizhou Petroleum Company and Southwest pipeline for investigations and inspections. The relevant resolutions were passed in the meeting.

At the fourth meeting of the Second Session of the Supervisory Committee held on 27 August 2004, the Committee considered and approved the Interim Financial Report of Sinopec Corp. for the year 2004, the Interim Report of Sinopec Corp. for the year 2004 and the Interim Proposal on profit appropriation for the year 2004.

The Committee also notified certain supervisors in writing to go overseas to investigate the internal management of the Company, and resolved that some of the supervisors to go to the Jinling branch company and Jiangsu Petroleum branch company for inspection of the development of ERP systems. The relevant resolutions were passed.

The Supervisory Committee, which has effectively performed its duties of investigation and examination in 2004, opined that Sinopec Corp. has abided by the principles of standardization, precision and integrity in its operation and the operations were carried out according to the law. In view of the rapid growth in the national economy of China, the robust market demand and the sustained high international oil price, the Company seized the opportunities and adopted a down-to-earth and flexible approach in its strategies, Sinopec Corp. overcame problems of sourcing difficulties, transportation shortage and controlled price of refined oil products. Basing on the principle of scientific development, the Company insisted on the strategy of "increasing resources, expanding market, reducing costs and disciplining investment". Due to the above, the Company achieved a production and operating results of a historically high level, with the stable moving steps in reforms, the structural adjustment also progressed significantly. With the sustained development in science and technology, the Company's earnings increased significantly, and the Company has achieved the highest level of production and operation since the Company's establishment.

Firstly, the Board of Directors duly observed the rights and obligations stipulated by the Company Law of the PRC and the Articles of Association of Sinopec Corp. The Directors made decisions on important issues concerning capital operation, production and operating plans and development objectives in a timely manner, and implemented the resolutions passed at general meetings of Shareholders and meetings of the Board of Directors. The operation of the Company was carried out in a legitimate and standardized manner. The Internal Control Manual of Sinopec Corp (revised in 2004) was considered and approved by the Board of Directors in the twelfth meeting of the Second Session of the Board of Directors, and will be effective on 1 January 2005. The Directors, President and other officers of senior management of Sinopec Corp. adhered to the principles of diligence, integrity and good faith, and acted in the best interests of the Company. During the reporting period, there was no infringement by the above personnel of the relevant laws, regulations and the Articles of Association, or any action(s) harming the shareholders' interests in their discharge of duties.

Secondly, the financial statement for the year 2004 has been prepared in accordance with the PRC Accounting Rules and Regulations and the IFRS respectively. The principle of consistency has been adopted in preparing the financial reports, and the reported data truly and fairly reflect the Company's financial position and operating performance. According to the financial data prepared in accordance with the PRC Accounting Rules and Regulations, the income from the Company's principal operations and net profits were RMB 590.632 billion and RMB 32.275 billion respectively. According to the financial data prepared in accordance with the IFRS, the turnover and other operating revenues, and profit attributable to shareholders were RMB 619.783 billion and RMB 36.019 billion respectively.

Thirdly, the Company utilized RMB 1.06 billion from funds of previous years' financing activities, this is in conformity with the Company's undertakings for projects. As of 31 December 2004, out of the RMB 11.648 billion aggregate of financing funds from the proceeds of A share issuance, RMB 11.037 billion was used. The balanced proceeds in the end of 2004 was RMB 611 million.

Fourthly, the Company's asset acquisition and swap transactions were in conformity with the relevant regulations and laws. During the reporting period, the Company acquired of chemical, catalyst and petrol stations assets from China Petrochemical Corp., 100% shareholding of Jinzhi Company, 40.5% shareholding of Qingdao Qirun and 10.61% shareholding of China Gas. Also, the Company sold its downhole operation assets. In relation to the above, there were no issues of insider dealings, and nothing in the transactions were found to be detrimental to the shareholders' interests and/or led to a loss of assets of the Company.

Fifthly, connected transactions were in conformity with the relevant regulations. All connected transactions between the Company and the Sinopec Group were in conformity with the relevant rules and regulations of the Hong Kong Stock Exchange and the Shanghai Stock Exchange. The connected transaction were conducted on the basis of fair and reasonable price and abided by the principle of "fair, justified and open". Nothing in these transactions were found to be detrimental to the non-connected shareholders and/or the Company's benefits.

Sixthly, according to the financial data prepared in accordance with the PRC Accounting Rules and Regulations, the aggregate profit was RMB 53.535 billion, there was an increase of 78.36% compared with RMB 30.015 billion in 2003. According to the financial data prepared in accordance with the IFRS, the profit before taxation was RMB 59.606 billion, there was an increase of 70.10% compared with RMB 35.041 billion in 2003. The principal reasons for the increase were the rapid growth of the economy of China, the rising cyclical trend in the industry in which the Company is operating, the robust demand in domestic market, the flexible adjustment of operating strategies, the expansion of capacity, strengthening of corporate governance, reduction of costs, and the efforts of implementing the policies of "Reform, Adjustment, Innovation, and Development" over the years.

In the year ahead, the Supervisory Committee will further develop its focus on operation, carry out scientific development comprehensively with a focus on the improvement and implementation of internal control rules. In addition, the Committee will work on aspects including the execution of the fixed asset investment plan, asset acquisition or swap connected transactions, and financial budget. The Committee will strengthen its supervision and investigation of the Company based on the principle of honesty and good faith. The Committee will perform its supervisory functions thoroughly to promote the growth of the Company's profit in 2005 and to safeguard the shareholders' interests.


WANG ZUORAN
Chairman of the Supervisory Committee

Beijing, PRC, 25 March 2005

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1   GENERAL INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
    (1)  DIRECTORS

         CHEN TONGHAI, 56, Chairman of the Board of Directors of Sinopec Corp. Mr. Chen is also President of China Petrochemical Corporation. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specializing in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From March 1983 to December 1986, Mr. Chen was Deputy Head and then Head of Zhenhai Petroleum and Petrochemical Plant under former China Petrochemical Corporation. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of China Petrochemical Corporation from April 1998 to March 2003. Mr. Chen has been President of China Petrochemical Corporation since March 2003. Mr. Chen served as Director and Vice Chairman of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         WANG JIMING, 62, Vice Chairman of the Board of Directors and President of Sinopec Corp. Mr. Wang graduated from East China Chemical Institute in September 1964 specialising in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in China's petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as Vice President, Acting President and President of Shanghai Petrochemical Plant under former China Petrochemical Corporation. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994. He served as Vice President of China Petrochemical Corporation (before reorganization) and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited from December 2001 to July 2003. Mr. Wang served as Director of the first session of the Board of Directors and President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Director and Vice Chairman of the Second Session of the Board of Directors of Sinopec Corp. and was appointed as President of Sinopec Corp.

         MOU SHULING, 60, Director and Senior Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum production engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1990 to April 1997, Mr. Mou served as Deputy Director and Director of Jiangsu Petroleum Exploration Bureau. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Mou served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Mou was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

         ZHANG JIAREN, 60, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in China's petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as Vice President and President of Zhenhai Petroleum and Petrochemical Plant under former China Petrochemical Corporation. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Chemical Company. Mr. Zhang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Zhang served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang has been Chief Financial Officer of Sinopec Corp. since March 2000. In April 2003, Mr. Zhang was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President and Chief Financial Officer of Sinopec Corp.

         CAO XIANGHONG, 59, Director and Senior Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Chemical Institute in July 1967 specialising in macro molecular chemistry. Mr. Cao is an academician of the China Academy of Engineering and a professor level senior engineer. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as Vice President and Chief Engineer of Beijing Yanshan Petrochemical Company under former China Petrochemical Corporation. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

         LIU GENYUAN, 59, is a Director of Sinopec Corp. Mr. Liu is Vice President of China Petrochemical Corporation. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specialising in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company under former China Petrochemical Corporation. Mr. Liu has been Vice President of China Petrochemical Corporation since July 2001. Mr. Liu was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in June 2003.

         GAO JIAN, 55, Director of Sinopec Corp. In September 1982, Mr. Gao graduated from the Beijing Institute of Political Science and Law as a postgraduate specialising in politics and economics. In July 1992, he graduated from the Finance and Science Research Institute of the Ministry of Finance of the State with a Ph.D. degree specialising in finance. From November 1997 to June 1998, he conducted postdoctoral researches at the Faculty of Economics at Harvard University, USA and is a Senior Economist. Mr. Gao has been engaged in researches in economic theories and financial management for a long period of time and has extensive experience in economics and financial management. From January 1989 to April 1994, he had been the Deputy Head of the Department of Treaty and Law of the Ministry of Finance and the Deputy Head of the State Liabilities Management Department. From April 1994 to October 1998, he was the Head of the State Liabilities Department and the Head of the Department of Treaty and Law of the Ministry of Finance. From October 1998 to April 2001, he was the Chief Economist, the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. From April 2001 to July 2003, he was the Assistant to the Governor, Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. Since July 2003, he is the Deputy Governor of the State Development Bank. He was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in May 2004.

         LIU KEGU, 57, is a Director of Sinopec Corp. Mr. Liu graduated from the Renmin University of China in February 1982 specializing in politics and economics. He then obtained a doctorate degree from Northeast Finance University in July 2000 specializing in finance. Mr. Liu was engaged in economic management over a long period of time, and has accumulated extensive experience in macro-economic management. From September 1986 to March 1990, he was Vice President of Beijing Public Transportation Company. From March 1990 to October 1996, he served as Deputy Director of Financial Structure and Tax System Reform Bureau, and then as Director of Taxation Administration Bureau, of State Ministry of Finance. From October 1996 to May 1999, he was the assistant to Governor of Liaoning Province. From May 1999 to September 2002, he served as Vice Governor of Liaoning Province. Mr. Liu has been Deputy Governor of China Development Bank since September 2002. From June 2003 to May 2004, Mr. Liu served as Director of the Second Session of the Board of Directors of Sinopec Corp.

         FAN YIFEI, 41, is a Director of Sinopec Corp. Mr. Fan graduated from Changzhou Financial and Economic School in July 1982 specialising in infrastructure finance and credit. He obtained a master's degree in finance from the Financial Science Research Institute of the Ministry of Finance in September 1990. In July 1993, he obtained a doctoral degree in finance from the Renmin University of China. He is a senior accountant. He has long engaged in financial management work, and has relatively extensive experience in financial management. From February 1994 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank. From September 1994 to July 1996, he served as Deputy Director of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. He has been the Assistant to the Governor of China Construction Bank since February 2000. Mr. Fan was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         CHEN QINGTAI, 67, Independent Non-executive Director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. Mr. Chen is a researcher and professor. Mr. Chen was engaged in business administration and macro-economic management over a long period of time, and has accumulated extensive experience in business administration and macro-economic management over a long period of time. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works and Chairman of Shenlong Automobile Co., Ltd. From July 1992 to April 1993, Mr. Chen served as Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. From March 1998 to November 2004, Mr. Chen served as Vice Minister of the Development Research Center of the State Council (DRC) of PRC. Since July 2000, he has been Director of the Public Management College under Tsinghua University. Mr. Chen has been a member of the Standing Committee of the tenth session of Chinese People's Political Consultative Conference since March, 2003. From November 2004, Mr. Chen has been the senior research fellow of the DRC. Mr. Chen served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp.

         HO TSU KWOK CHARLES, 55, Independent Non-executive Director of Sinopec Corp. Mr. Ho is Chairman of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and Director of Global China Investments Limited, a joint venture between a Canadian provincial government pension fund and the Ontario Municipal Employees Retirement System. He is responsible for devising investment and management strategies for Global China Investments Limited. Mr. Ho is Chairman of Global China Investments Holdings Limited and Non-executive Director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Standing Committee of the Chinese People's Political Consultative Conference and an economic consultative advisor to Shandong provincial government. He is a member of the Board of Trustees of the University of International Business and Economics of China and an honorary member of the Board of Trustees of Peking University. Mr. Ho served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from June 2000 to April 2003. In April 2003, Mr. Ho was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp.

         SHI WANPENG, 67, is an Independent Non-executive Director of Sinopec Corp. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. He has been a member of the Standing Committee of the National Committee of the tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         ZHANG YOUCAI, 63, is an Independent Non-executive Director of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specialising in inorganic chemistry. He is a professor. He has long engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice President, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor, respectively, of Nantong City. He was a Vice Minister and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002. He has also been the member of the standing committee of the tenth session of the National People's Congress and Deputy Director of its Financial and Economic Committee since March 2003. Mr. Zhang was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         CAO YAOFENG, 51, is an Employee Representative Director of Sinopec Corp. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specialising in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to December 2001, he was a Deputy Director of Shengli Petroleum Administration Bureau under China Petrochemical Corporation. He acted concurrently as a Vice-Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited from May 2000 to December 2001. From December 2001 to December 2002, he was a Director and the General Manager of Sinopec Shengli Oilfield Company Limited. He has been the Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited since December 2002. From October 2004, he has been the assistant for the president of the China Petrochemical Corporation. Mr. Cao was elected as Employee Representative Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

       INFORMATION OF DIRECTORS

                                                                  Position with                    Paid (P) or    Sinopec Corp.'s
       Name               Gender       Age                        Sinopec Corp.   Term of Office    Unpaid (U)      Shares Held
                                                                                                        by the  (as at 31 December)
                                                                                                       Company    2004         2003
       Chen Tonghai            M       56                              Chairman    2003.4-2006.4             P       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Wang Jiming             M       62              Vice Chairman, President    2003.4-2006.4             P       0            0
       Mou Shuling             M       60       Director, Senior Vice President    2003.4-2006.4             P       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Zhang Jiaren            M       60       Director, Senior Vice President    2003.4-2006.4             P       0            0
                                                and Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------------------------
       Cao Xianghong           M       59       Director, Senior Vice President    2003.4-2006.4             P       0            0
       Liu Genyuan             M       59                              Director    2003.6-2006.4             U       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Gao Jian                M       55                              Director    2004.5-2006.4             U       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Liu Kegu                M       57                              Director    2003.6-2004.5             U       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Fan Yifei               M       41                              Director    2003.4-2006.4             U       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Chen Qingtai            M       67    Independent Non-executive Director    2003.4-2006.4             U       0            0
       Ho Tsu Kwok Charles     M       55    Independent Non-executive Director    2003.4-2006.4             U       0            0
-----------------------------------------------------------------------------------------------------------------------------------
       Shi Wanpeng             M       67    Independent Non-executive Director    2003.4-2006.4             U       0            0
       Zhang Youcai            M       63    Independent Non-executive Director    2003.4-2006.4             U       0            0
       Cao Yaofeng             M       51      Employee Representative Director    2003.4-2006.4             P       0            0
-----------------------------------------------------------------------------------------------------------------------------------

       Note: Mr. Liu Genyuan, Mr. Gao Jian, Mr. Liu Kegu and Mr. Fan Yifei receive salary from China
             Petrochemical Corporation, State Development Bank and China Construction Bank, respectively.

  (2)  SUPERVISORS

       WANG ZUORAN, 54, Chairman of the Supervisory Committee of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level senior economist and he has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of China Petrochemical Corporation. Mr. Wang has been Director of Disciplinary Supervision Committee of China Petrochemical Corporation since July 2001. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the Second Session of the Supervisory Committee of Sinopec Corp.

       ZHANG CHONGQING, 60, Supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in macro molecular chemistry. He is a professor level senior economist. From May 1991 to February 1993, Mr. Zhang served as Deputy President of Planning Institute of former China Petrochemical Corporation. From February 1993 to December 1998, Mr. Zhang served as Deputy Director and Director of General Administrative Office of former China Petrochemical Corporation. Mr. Zhang has been Director of General Administrative Office of China Petrochemical Corporation since December 1998. Mr. Zhang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Zhang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

       WANG PEIJUN, 59, Supervisor of Sinopec Corp. Mr. Wang graduated from Northeast Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, Mr. Wang was Vice Party Secretary of Qilu Petroleum and Petrochemical Company under former China Petrochemical Corporation. From August 1991 to December 1998, he served as Deputy Director and Director of Human Resources Department of former China Petrochemical Corporation. Since December 1998, Mr. Wang has been Director of Human Resources Department of China Petrochemical Corporation. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

       WANG XIANWEN, 60, Supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr. Wang served as Deputy Manager of Jinzhou Petrochemical Company of former China Petrochemical Corporation. From March 1990 to December 1998, Mr. Wang served as Deputy Director and Director of Auditing Bureau of former China Petrochemical Corporation. Mr. Wang has been Head of China Petrochemical Corporation's Auditing Bureau since December 1998. Mr. Wang has been Director of Sinopec Corp.'s Auditing Bureau since February 2000. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

       ZHANG BAOJIAN, 60, is a Supervisor of Sinopec Corp. Mr. Zhang graduated from Shandong Financial and Economic College in July 1968 specialising in industrial accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and Deputy Director of the Finance Department of former China Petrochemical Corporation. He acted concurrently as the Vice Chairman of Sinopec Finance Company Limited from May 1993 to October 1995. From October 1995 to February 2000, he served as the Director of the Finance Department of former China Petrochemical Corporation and China Petrochemical Corporation, and concurrently served as Chairman of Sinopec Finance Company Limited. From February 2000 to March 2003, Mr. Zhang served as Director of the Finance & Planning Department of China Petrochemical Corporation and concurrently as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited. From March 2003 to October 2004, he served as Deputy Chief Accountant and concurrently the Director of the Finance & Planning Department of China Petrochemical Corporation as well as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited. He has been Vice Chairman of the Board of Directors of Sinopec Finance Company Limited since October 2004. Mr. Zhang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

       KANG XIANZHANG, 56, is a Supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (bachelor course). He is a senior political worker. From June 1995 to August 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of China Petrochemical Corporation, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of China Petrochemical Corporation, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

       CUI JIANMIN, 72, Independent Supervisor of Sinopec Corp. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. Mr. Cui is a senior auditor, certified accountant and has extensive management experience in audit and finance fields. From June 1983 to January 1985, Mr. Cui served as Director of Industry and Transportation Bureau of State Audit Administration. From January 1985 to April 1995, Mr. Cui has been Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Administration. From December 1995 to November 2004, Mr. Cui has been Chairman of the Chinese Certified Public Accountants Association since October 2004. He has been the consultant for the Chinese Certified Public Accountants Association. Mr. Cui served as Independent Supervisor in the first session of Supervisory Committee of Sinopec Corp. from April 2000 to April 2003 and was elected Independent Supervisor of the Second Session of Supervisory Committee of Sinopec Corp. in April 2003.

       LI YONGGUI, 64, is an Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Financial and Economic College in July 1965 specialising in finance. He is a senior economist and a certified public accountant. He has long engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was the Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as the Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as the Deputy Director of the State Administration of Taxation. He was the Chief Economist of the State Administration of Taxation of China from February 1995 to September 2001. Mr. Li has been the Chairman of the China Taxation Consulting Association since April 2000. Mr. Li was elected as Independent Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

       SU WENSHENG, 48, is an Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from Tsinghua University in December 1980 specialising in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the Beijing Designing Institute under former China Petrochemical Corporation, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former China Petrochemical Corporation. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Corporation since December 1998. He has acted concurrently as the Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001. Mr. Su was elected as Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

       CUI GUOQI, 51, is an Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 specialising in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as Director of Sinopec Beijing Yanhua Petrochemical Company Limited and he has served concurrently as Chairman of the Trade Union of Sinopec Beijing Yanshan Company since February 2000. Mr. Cui has been a member of the Executive Committee of the All China Federation of Trade Unions since December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

       ZHANG XIANGLIN, 58, is an Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Beijing Machinery College in July 1970 specialising in precision machine tool. He is a professor level senior political worker. From January 2000 to March 2004, he served as a Director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. He has been deputy secretary of the Communist Party Committee of Sinopec Yangzi Petrochemical Company Limited since July 2002. From March 2004, he has been the secretary of the Commission for Discipline Inspection and concurrently the convener of the Supervisory Committee of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

       ZHANG HAICHAO, 47, is an Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial Technology School in December 1979 specialising in oil storage and transportation. He also graduated from Jilin Chemical Institute in July 1985 specialising in lubricant oil reclaiming process. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Oil Products Company from March 1998 to September 1999. He has served as General Manager of Zhejiang Oil Products Company since September 1999, and has served as Manager of Sinopec Zhejiang Oil Products Company since February 2000. Since April 2004, he serves as chairman of the BP Sinopec (Zhejiang) Petroleum Company Limited. He has been secretary of the Communist Party Committee, vice chairman and deputy president of the Sinopec Sales Company Limited since October 2004. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.


       INFORMATION OF SUPERVISORS

                                                             Position with                    Paid (P) or      Sinopec Corp.'s
       Name               Gender       Age                   Sinopec Corp.   Term of Office     Unpaid(U)        Shares Held
                                                                                                  by the     (as at 31 December)
                                                                                                  Company      2004       2003

       Wang Zuoran             M       54                  Chairman of the    2003.4-2006.4            P         0          0
                                                               Supervisory
                                                                 Committee
--------------------------------------------------------------------------------------------------------------------------------
       Zhang Chongqing         M       60                       Supervisor    2003.4-2006.4            P         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Wang Peijun             M       59                       Supervisor    2003.4-2006.4            P         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Wang Xianwen            M       60                       Supervisor    2003.4-2006.4            P         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Zhang Baojian           M       60                       Supervisor    2003.4-2006.4            P         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Kang Xianzhang          M       56                       Supervisor    2003.4-2006.4            P         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Cui Jianmin             M       72           Independent Supervisor    2003.4-2006.4            U         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Li Yonggui              M       64           Independent Supervisor    2003.4-2006.4            U         0          0
--------------------------------------------------------------------------------------------------------------------------------
       Su Wensheng             M       48          Employee Representative    2003.4-2006.4            P         0          0
                                                                Supervisor
--------------------------------------------------------------------------------------------------------------------------------
       Cui Guoqi               M       51          Employee Representative    2003.4-2006.4            P         0          0
                                                                Supervisor
--------------------------------------------------------------------------------------------------------------------------------
       Zhang Xianglin          M       58          Employee Representative    2003.4-2006.4            P         0          0
                                                                Supervisor
--------------------------------------------------------------------------------------------------------------------------------
       Zhang Haichao           M       47          Employee Representative    2003.4-2006.4            P         0          0
                                                                Supervisor
--------------------------------------------------------------------------------------------------------------------------------

  (3)  OTHER MEMBERS OF THE SENIOR MANAGEMENT

       WANG TIANPU, 42, Senior Vice President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specialising in basic organic chemistry in July 1985. He then graduated from Dalian Science and Technology University in July 1996 and obtained a master's degree in business administration. In August 2003, he graduated from Zhejiang University specialising in Chemical Engineering and obtained a doctor degree. He is a professor level senior engineer, and has accumulated relatively extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petrochemical Company under China Petrochemical Corporation. From February 2000 to September 2000, he was Vice President of Sinopec Qilu Company. From September 2000 to August 2001, he was President of Sinopec Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was appointed as Senior Vice President of Sinopec Corp. in April 2003.

       WANG ZHIGANG, 48, is a Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982 specialising in oil production, and then obtained a master degree from China Petroleum University in June 2000 specialising in oil and gas development engineering. In September 2003, he obtained a doctor degree of from Institute of Geology and Geophysics of China Academy of Sciences specialising in geology. He is a professor level senior engineer. From February to June in 2000, he was Vice President of Sinopec Shengli Oil Field Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oil Field Company Limited. He was appointed as Non-executive Vice Chairman of the Committee of Economics and Trade of Ningxia Hui Autonomous Region from November 2001 to May 2003. From June 2003, he has acted as the Director of Exploration and Production Department of Sinopec Corp. Mr. Wang was appointed Vice President of Sinopec Corp. in April 2003.

       ZHANG JIANHUA, 41, is a Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Engineering Institute in July 1986 specialising in petroleum refining, and then obtained a master degree from East China University to Science and Technology specialising in chemical engineering in December 2000. He is a professor level senior engineer. Mr. Zhang was appointed Vice-president of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation from April 1999 to February 2000. From February to September in 2000, he was Vice President of Sinopec Shanghai Gaoqiao Company. From September 2000 to June 2003, he was the President of Sinopec Shanghai Gaoqiao Company. Mr. Zhang has been Director of Sinopec Operation and Management Department since November 2003. Mr. Zhang was appointed Vice President of Sinopec Corp. in April 2003.

       CAI XIYOU, 43, is a Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 specialising in petroleum processing automation, and then obtained an MBA degree from China Industry and Science Administration Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, Mr. Cai was Vice President of Jinzhou Petrochemical Company under China Petrochemical Corporation before the reorganization. From May 1996 to December 1998, he was Vice President of Dalian West Pacific Petrochemical Limited Company. From December 1998 to June 2001, he acted as Vice President of Sinopec Sales Company Limited, and from June to December in 2001, he acted as Managing Vice President of Sinopec Sales Company Limited. He has been Director and President of China International United Petroleum & Chemicals Company Limited since December 2001. Mr. Cai was appointed as Vice President of Sinopec Corp. in April 2003.

       LI CHUNGUANG, 49, is a Vice President of Sinopec Corp. Mr. Li graduated from Heilongjiang Business Institute in January 1982 specialising in petroleum automatic storage and transportation. He is a senior engineer. Mr. Li acted as Vice President of Sinopec Sales Company Limited from October 1995 to June 2001. From June 2001 to December 2001, he was President of Sinopec Sales Company limited, and has been Director of Marketing and Distribution Department of Sinopec Corp. since December 2001. In April 2002, he was elected as chairman and president of Sinopec Sales Company Limited. Mr. Li was appointed as Vice President of Sinopec Corp. in April 2003.

       CHEN GE, 43, is Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 specialising in petroleum refining, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was a Deputy Director of Sinopec Corp.'s Secretariat to the Board of Directors. Mr. Chen has been the Director of Sinopec Corp.'s Secretariat to the Board of Directors since December 2001. Mr. Chen was appointed as Secretary to the Board of Directors of Sinopec Corp. since April 2003.


       OTHER MEMBERS OF THE SENIOR MANAGEMENT

                                                     Position with                    Paid (P) or     Sinopec Corp.'s
       Name            Gender      Age               Sinopec Corp.     Term of Office  Unpaid (U)       Shares Held
                                                                                           by the   (as at 31 December)
                                                                                          Company       2004       2003

       Wang Tianpu          M       42       Senior Vice President     2003.4-                 P          0          0
       -------------------------------------------------------------------------------------------------------------------
       Wang Zhigang         M       48              Vice President     2003.4-                 P          0          0
       -------------------------------------------------------------------------------------------------------------------
       Zhang Jianhua        M       41              Vice President     2003.4-                 P          0          0
       -------------------------------------------------------------------------------------------------------------------
       Cai Xiyou            M       43              Vice President     2003.4-                 P          0          0
       -------------------------------------------------------------------------------------------------------------------
       Li Chunguang         M       49              Vice President     2003.4-                 P          0          0
       -------------------------------------------------------------------------------------------------------------------
       Chen Ge              M       43            Secretary to the     2003.4-2006.4           P          0          0
                                                Board of Directors
       -------------------------------------------------------------------------------------------------------------------

2 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL OF SINOPEC CORP.
    Please refer to item 23 in Disclosure of Significant Events of this report.

3   DIRECTORS' OR SUPERVISORS' INTERESTS IN CONTRACTS
    None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party subsisted at 31 December 2004 or at any time during the year.

4 SALARIES OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT Sinopec Corp. has established and continuously improved a fair and transparent performance evaluation standard and an incentive and constraint mechanism for the directors, supervisors and other senior management officers. It has implemented such incentive policies as a the Performance Evaluation and Salary Incentive Plan for the Senior Management of Sinopec Corp., the Plan of Share Appreciation Rights for the Senior Management of Sinopec Corp. and the Measures on the First Granting of Share Appreciation Rights to the Senior Management of Sinopec Corp., all of which were approved by the Fourth Extraordinary General Meeting of Shareholders of Year 2000 held on 7 September 2000. In addition, Sinopec Corp. establishes and implements incentive policies such as the Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative) and the Supplementary Rules for Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative).

    The directors, supervisors and other senior management officers of Sinopec Corp. received their remuneration in the form of basic salary and performance rewards, including the amount granted by Sinopec Corp. to the directors, supervisors and other senior management according to the retirement pension plan.

    During the period of this report, the reserves for the Share appreciation rights to be granted at the first time have already been prepared according to the Measures on the First Granting of Share Appreciation Rights for the Senior Management of Sinopec Corp.

    During this reporting period, directors in office (excluding directors and independent non-executive directors who do not hold any working post with Sinopec Corp.), supervisors (excluding independent supervisors) and other senior management officers were paid RMB 5,777,234 in total as annual remuneration. The three highest paid directors and senior management officers respectively received RMB 847,834 and RMB 1,009,620 remuneration in total. The total annual fees for the independent non-executive directors and independent supervisors were RMB 141,000. Mr. Liu Genyuan, Mr. Gao Jian, Mr. Liu Kegu and Mr. Fan Yifei, who do not hold any working post with Sinopec Corp., are not paid any remuneration by Sinopec Corp.

    During this reporting period, amongst the 22 directors (excluding directors and independent non-executive directors who do not hold any working post with Sinopec Corp.), supervisors (excluding independent supervisors) and other senior management officers who are in office, 4 of them received annual remuneration for an amount of above RMB 300,000, 18 of them received annual remuneration between RMB 200,000 and RMB 300,000.

5   THE COMPANY'S EMPLOYEES
    As at 31 December 2004, the Company had a total of 389,451 employees, details are shown as follows:

    Breakdown according to operation department structures

                                                 Number of       Percentage to
                                                 Employees Total Employees (%)

    Exploration and Production                     143,846                36.9
------------------------------------------------------------------------------
    Refining                                        80,344                20.6
------------------------------------------------------------------------------
    Marketing and Distribution                      70,516                18.1
------------------------------------------------------------------------------
    Chemicals                                       89,908                23.1
------------------------------------------------------------------------------
    R&D and Others                                   4,837                 1.3
------------------------------------------------------------------------------
    TOTAL                                          389,451                 100
------------------------------------------------------------------------------


    Breakdown according to functions

                                                Number of       Percentage to
                                                Employees Total Employees (%)

    Production                                    187,126                48.0
-----------------------------------------------------------------------------
    Sales                                          69,535                17.9
-----------------------------------------------------------------------------
    Technical                                      45,146                11.6
-----------------------------------------------------------------------------
    Finance                                        10,012                 2.6
-----------------------------------------------------------------------------
    Administration                                 32,448                 8.3
-----------------------------------------------------------------------------
    Others                                         45,184                11.6
-----------------------------------------------------------------------------
    TOTAL                                         389,451                 100
-----------------------------------------------------------------------------

    Breakdown according to education level

                                                 Number of       Percentage to
                                                 Employees Total Employees (%)

    Master's degree or above                         3,317                 0.9
------------------------------------------------------------------------------
    University                                      47,688                12.2
------------------------------------------------------------------------------
    Tertiary education                              70,420                18.1
------------------------------------------------------------------------------
    Technical/polytechnic school                    46,321                11.9
------------------------------------------------------------------------------
    Secondary, technical/polytechnic
    school or below                                221,705                56.9
------------------------------------------------------------------------------
    TOTAL                                          389,451                 100
------------------------------------------------------------------------------

6   EMPLOYEES' RETIREMENT SCHEME
    Details of the employees' retirement scheme of the Company are set out in note 34 on the financial statements prepared under IFRS which are contained in this annual report.

    As at 31 December 2004, the Company had a total of 111,764 retired employees, and all of them have participated in basic pension schemes administered by provincial (autonomous regions and municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND NON WHOLLY-OWNED SUBSIDIARIES

At 31 December 2004, details of the principal wholly-owned and non wholly-owned subsidiaries of the Company are as follows.


                                                Percentage of
                                 Registered    shares held by         Total
 Name of company                    capital     Sinopec Corp.         assets     Net profit    Auditor       Principal Activities
                               RMB millions               (%)   RMB millions   RMB millions

China Petrochemical                   1,400            100.00         10,928            415    Beijing      Trading  of crude oil
  International                                                                                Zhonglunxin  and petrochemical
  Company Limited                                                                              CPA Company  products
                                                                                               Limited
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Beijing Yanhua                3,374             70.01         10,200          2,867    KPMG         Manufacturing of
  Petrochemical                                                                                Huazhen      chemical products
  Company Limited
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Sales Company                 1,700            100.00         19,979          1,463    KPMG         Marketing and
  Limited distribution of                                                                      Huazhen      refined oil
  products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shengli Oilfield             29,000            100.00         50,196         14,206    KPMG        Exploration and produc-
  Company Limited                                                                              Huazhen     tion of crude oil and
                                                                                                           and natural gas
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Fujian Petrochemical          2,253             50.00          4,198            195    KPMG        Manufacturing of plastics
  Company Limited                                                                              Huazhen     intermediate petro-
                                                                                                           chemical products and
                                                                                                           petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Qilu Petrochemical            1,950             82.05   The results     The results    KPMG        Manufacturing of inter-
  Company Limited                                               are yet to be   are yet to be  Huazhen     mediate petrochemical
                                                                published       published                  products and petroleum
                                                                                                           products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shanghai Petrochemical        7,200             55.56         28,757          3,971    KPMG        Manufacturing of
  Company Limited                                                                              Huazhen     synthetic fibres, resin
                                                                                                           and plastics,intermediate
                                                                                                           petrochemical products
                                                                                                           products and petro-
                                                                                                           leum products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shijiazhuang Refining-        1,154             79.73   The results     The results    KPMG       Manufacturing of inter-
  Chemical Company Limited                                      are yet to be   are yet to be  Huazhen    mediate petrochemical
                                                                published       published                 products amd petroleum
                                                                                                          products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Kantons Holdings Limited  HK$ 104 million       72.40          2,687            164    KPMG       Trading of crude oil and
                                                                                                          petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Wuhan Petroleum Group           147             46.25            724             34    Wuhan      Marketing and distribution
 Company Limited                                                                               Zhonghuan  of refined oil products
                                                                                               CPA
                                                                                               Company
                                                                                               Limited
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Wuhan Phoenix                   519             40.72   The results     The results    KPMG       Manufacturing of chemical
Company Limited                                                 are yet to be   are yet to be  Huazhen    products and petroleum
                                                                published       published                 products
-----------------------------------------------------------------------------------------------------------------------------------

                                                Percentage of
                                 Registered    shares held by         Total
 Name of company                    capital     Sinopec Corp.         assets     Net profit    Auditor       Principal Activities
                               RMB millions               (%)   RMB millions   RMB millions


Sinopec Yangzi Petrochemical          2,330             84.98   The results     The results    KPMG       Manufacturing of inter-
  Company Limited                                               are yet to be   are yet to be  Huazhen    mediate petrochemical
                                                                published       published                 products and petroleum
                                                                                                          products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Yizheng Chemical              4,000             42.00   The results     The results    KPMG       Production and sale of
  Fibre Company Limited                                         are yet to be   are yet to be  Huazhen    polyester chips and
                                                                published       published                 polyester fibres
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Zhenhai Refining and          2,524             71.32   The results     The results    KPMG       Manufacturing of inter-
  Chemical Company Limited                                      are yet to be   are yet to be  Huazhen    mediate petrochemical
                                                                published       published                 products and petroleum
                                                                                                          products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Zhongyuan Petroleum             875             70.85   The results     The results    Beijing    Exploration and production
  Company Limited                                               are yet to be   are yet to be  Zhongzhou  of crude oil and natural
                                                                published       published      Guanghua   gas
                                                                                               CFA Company
                                                                                               Limited
-----------------------------------------------------------------------------------------------------------------------------------
Zhongyuan Petrochemical               2,400             93.51         2,265             528    Huazheng    Manufacturing of
  Company Limited                                                                              CPA Company intermediate petro-
                                                                                               Limited     chemical products and
                                                                                                           petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shell (Jiangsu)                 830             60.00           447             (11)    KPMG        Marketing and distribu-
  Petroleum Marketing Company                                                                   Huazhen     tion of refined oil
  Limited                                                                                                   products
-----------------------------------------------------------------------------------------------------------------------------------
BP Sinopec (Zhejiang)                   800             60.00           647               --    KPMG        Marketing and
  Petroleum Company Limited                                                                     Huazhen     distribution of
                                                                                                            refined oil products
-----------------------------------------------------------------------------------------------------------------------------------

The above indicated total assets and net profit are prepared in accordance with the PRC Accounting Rules and Regulations. Except Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those have a significant impact on Sinopec Corp.'s results or net assets are set out above.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2004 will be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, China on Wednesday, 18 May 2005 at 9:00 a.m. for the following purposes:

BY WAY OF ORDINARY RESOLUTIONS:

1. To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2004.

2. To consider and approve the report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2004.

3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2004.

4. To consider and approve Plan for Profit Appropriation and the Final Dividend of Sinopec Corp. for the year ended 31 December 2004.

5. To appoint the PRC and international auditors, respectively, of Sinopec Corp. for the year 2005 and to authorise the Board of Directors to fix their remuneration.

6. To consider and approve the proposal regarding Sinopec Corp. Tianjin 1 million tonnes per annum ethylene and auxillary facilities project.

    To improve the overall competitiveness and profitability of Sinopec Corp. in accordance with its overall strategic development and current market condition, the Board approved the feasibility study report of Tianjin 1 million tonnes per annum ethylene and auxillary facilities project and will submit the report for approval at the Annual General Meeting. This project includes an ethylene project with a capacity of 1 million tonnes per annum, a refining revamping project and an auxillary thermo power revamping project. The total investment of the project is estimated to be RMB20.1 billion.

By Order of the Board
CHEN GE
Secretary to the Board of Directors

Beijing, PRC, 25 March 2005

NOTES:

1.  ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING

    Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business Monday, 25 April 2005 are eligible to attend the Annual General Meeting.

    In order to be eligible to attend and vote at the Annual General Meeting to be held on Wednesday, 18 May 2005, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 18 April 2005.

2.  PROXY

    (1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

    (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

    (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

    (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.  REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

    (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

    (2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 28 April 2005.

    (3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.  CLOSURE OF REGISTER OF MEMBERS

    The register of members of Sinopec Corp. will be closed from Tuesday, 19 April 2005 to Wednesday, 18 May 2005 (both days inclusive).

5.  PROCEDURES FOR DEMANDING A POLL TO VOTE ON RESOLUTIONS

    Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

    (1)  the chairman of the meeting;

    (2) at least two shareholders present in person or by proxy entitled to vote thereat; or

    (3) one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

    Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6.  OTHER BUSINESS

    (1) The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

    (2) The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

         Rooms 1712-1716, 17th Floor
         Hopewell Centre
         183 Queen's Road East
         Hong Kong

    (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

         72 Pu Jian Road
         Pudong District
         Shanghai

    (4)  The registered address of Sinopec Corp. is at:

         A6 Huixindong Street
         Chaoyang District
         Beijing 100029
         The People's Republic of China
         Telephone No.: (+86) 10 6499 0060
         Facsimile No.: (+86) 10 6499 0022

REPORT OF THE PRC AUDITORS

KPMG Huazhen [logo graphic omitted]


To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December 2004, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.




KPMG Huazhen                                   Certified Public Accountants
                                               Registered in the People's
                                               Republic of China

8/F, Office Tower E2                           WU WEI
Oriental Plaza                                 SONG CHENYANG
No.1, East Chang An Ave.
Beijing, The People's Republic of China        25 March 2005
Post Code: 100738

(A) FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS CONSOLIDATED BALANCE SHEET at 31 December 2004

                                                                                        Note              2004              2003
                                                                                                  RMB millions      RMB millions

ASSETS
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
----------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                              4             18,280            17,405
    ------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                      5              7,812             5,953
    ------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                             6              9,756             9,284
    ------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                     7             12,462            15,457
    ------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                      8              4,828             3,904
    ------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                           9             63,918            44,915
    ==============================================================================================================================
TOTAL CURRENT ASSETS                                                                                   117,056            96,918
...................................................................................................................................
LONG-TERM EQUITY INVESTMENTS (INCLUDING EQUITY INVESTMENT DIFFERENCES OF
  RMB 383 MILLION (2003: RMB 400 MILLION))                                               10             13,409            11,150
----------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
----------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                              519,462           461,128
    ------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                     243,510           213,804
    ------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets before impairment losses                              11            275,952           247,324
    ------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                                11              5,816             1,331
    ------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                     270,136           245,993
    ------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                               12                430             1,226
    ------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             13             45,976            28,513
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS                                                                                     316,542           275,732
----------------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS AND OTHER ASSETS
----------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                                    14              5,345             4,564
    ------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                          15              3,563                97
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL INTANGIBLE ASSETS AND OTHER ASSETS                                                                 8,908             4,661
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS                                                                      16              4,166             1,752
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                           460,081           390,213
==================================================================================================================================
LIABILITIES AND SHAREHOLDERS' FUNDS
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                     17             26,723            20,904
    ------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                        18             30,797            23,958
    ------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                               19             23,792            22,704
    ------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                  20              8,605             5,908
    ------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                        3,223             1,850
    ------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                                1,101             1,230
    ------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                        21              6,741             6,986
    ------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                       22              1,519             1,237
    ------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                      23             26,459            27,537
    ------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                     24                652               303
    ------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                             25             14,298             8,175
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                              143,910           120,792
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                      26             94,087            79,221
    ------------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                                   27              3,500
    ------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                             28                820               888
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                                                             98,407            80,109
...................................................................................................................................
DEFERRED TAX LIABILITIES                                                                 16                198               289
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                      242,515           201,190
----------------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                                                      31,216            26,077
----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS
----------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        29             86,702            86,702
    ------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                      30             37,121            36,852
    ------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 9,558 million (2003: RMB 6,330 million))                                      31             26,116            19,660
    ------------------------------------------------------------------------------------------------------------------------------
    Unrecognised investment losses                                                                        (713)             (243)
    ------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend declared after the balance sheet date
       in respect of year 2004 of RMB 6,936 million (2003: RMB 5,202 million))           39             37,124            19,975
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' FUNDS                                                                              186,350           162,946
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS                                                              460,081           390,213
==================================================================================================================================
Approved by the Board of Directors on 25 March 2005.

CHEN TONGHAI                       WANG JIMING       ZHANG JIAREN                      LIU YUN
Chairman                           Vice Chairman     Director, Senior Vice President   Head of Accounting
(Authorised representative)        and President     and Chief Financial Officer       Division



BALANCE SHEET
at 31 December 2004

                                                                                        Note               2004              2003
                                                                                                   RMB millions      RMB millions

ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                              4               6,299             6,581
    ------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                      5               1,597             1,282
    ------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                             6               8,245             7,080
    ------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                     7              19,625            24,861
    ------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                      8               4,358             2,990
    ------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                           9              33,951            22,793
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                     74,075            65,587
....................................................................................................................................
LONG-TERM EQUITY INVESTMENTS (INCLUDING EQUITY INVESTMENT DIFFERENCES OF
  RMB 400 MILLION (2003: RMB 395 MILLION))                                               10             124,211            98,334
....................................................................................................................................
FIXED ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                               271,120           223,015
    ------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                      113,572            94,138
    ------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets before impairment losses                              11             157,548           128,877
    ------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                                11               4,038               764
    ------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                      153,510           128,113
    ------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                               12                  93               263
    ------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             13              28,779            19,858
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS                                                                                      182,382           148,234
....................................................................................................................................
INTANGIBLE ASSETS AND OTHER ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                                    14               4,261             3,712
    ------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                          15               2,530
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL INTANGIBLE ASSETS AND OTHER ASSETS                                                                  6,791             3,712
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS                                                                      16               3,708             1,510
....................................................................................................................................
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            391,167           317,377
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                     17              16,254             9,787
    ------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                        18              21,589            18,006
    ------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                               19              21,137            18,117
    ------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                  20               6,106             4,077
    ------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                         1,854               643
    ------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                                   498               583
    ------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                        21               3,170             2,975
    ------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                       22                 442               380
    ------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                      23              34,156            26,102
    ------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                     24                 430               133
    ------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                             25              11,506             4,428
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                               117,142            85,231
....................................................................................................................................
LONG-TERM LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                      26              82,332            68,723
    ------------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                                   27               3,500
    ------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                             28                 438               461
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                                                              86,270            69,184
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES                                                                 16                  16                16
....................................................................................................................................
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                       203,428           154,431
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS
-----------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        29              86,702            86,702
    ------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                      30              37,797            36,852
    ------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 9,558 million (2003: RMB 6,330 million))                                      31              26,116            19,660
    ------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend declared after the balance sheet date in respect of year 2004 of RMB 6,936
       million (2003: RMB 5,202 million))                                                39              37,124            19,732
    ------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' FUNDS                                                                               187,739           162,946
....................................................................................................................................
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS                                                               391,167           317,377
-----------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 25 March 2005.

CHEN TONGHAI                   WANG JIMING          ZHANG JIAREN                      LIU YUN
Chairman                       Vice Chairman        Director, Senior Vice President   Head of Accounting
(Authorised representative)    and President        and Chief Financial Officer       Division


CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2004

                                                                                        Note             2004              2003
                                                                                                 RMB MILLIONS      RMB millions

Income from principal operations                                                         32           590,632           417,191
-----------------------------------------------------------------------------------------------------------------------------------
Less:  Cost of sales                                                                                  459,207           323,104
-----------------------------------------------------------------------------------------------------------------------------------
       Sales taxes and surcharges                                                        33            16,203            13,371
       ----------------------------------------------------------------------------------------------------------------------------
PROFIT FROM PRINCIPAL OPERATIONS                                                                      115,222            80,716
-----------------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                       1,102               856
-----------------------------------------------------------------------------------------------------------------------------------
Less:  Selling expenses                                                                                19,477            14,582
-----------------------------------------------------------------------------------------------------------------------------------
       Administrative expenses                                                                         23,167            21,219
       ----------------------------------------------------------------------------------------------------------------------------
       Financial expenses                                                                34             4,331             4,129
       ----------------------------------------------------------------------------------------------------------------------------
       Exploration expenses, including dry holes                                         35             6,396             6,133
       ----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                                       62,953            35,509
-----------------------------------------------------------------------------------------------------------------------------------
Add:   Investment income                                                                 36             1,088               548
-----------------------------------------------------------------------------------------------------------------------------------
       Non-operating income                                                                               665               292
     ------------------------------------------------------------------------------------------------------------------------------
Less:  Non-operating expenses                                                            37            11,171             6,334
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAXATION                                                                                 53,535            30,015
-----------------------------------------------------------------------------------------------------------------------------------
Less:  Taxation                                                                          38            16,060             9,361
-----------------------------------------------------------------------------------------------------------------------------------
       Minority interests                                                                               5,670             1,886
      -----------------------------------------------------------------------------------------------------------------------------
Add: Unrecognised investment losses                                                                       470               243
-----------------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                                                                             32,275            19,011
-----------------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the year                                                19,975            12,569
-----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTABLE PROFITS                                                                                  52,250            31,580
-----------------------------------------------------------------------------------------------------------------------------------
Less:  Transfer to statutory surplus reserve                                             31             3,228             1,901
-----------------------------------------------------------------------------------------------------------------------------------
       Transfer to statutory public welfare fund                                          31             3,228             1,901
      -----------------------------------------------------------------------------------------------------------------------------
DISTRIBUTABLE PROFITS TO SHAREHOLDERS                                                                  45,794            27,778
-----------------------------------------------------------------------------------------------------------------------------------
Less: Ordinary shares' final dividend                                                    39             5,202             5,202
-----------------------------------------------------------------------------------------------------------------------------------
      Ordinary shares' interim dividend                                                                 3,468             2,601
     ------------------------------------------------------------------------------------------------------------------------------
UNDISTRIBUTED PROFITS AT THE END OF THE YEAR (INCLUDING DIVIDEND
     DECLARED AFTER THE BALANCE SHEET DATE IN RESPECT OF YEAR 2004
     OF RMB 6,936 MILLION (2003: RMB 5,202 MILLION))                                     39             37,124            19,975
-----------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 25 March 2005.

CHEN TONGHAI                       WANG JIMING             ZHANG JIAREN                      LIU YUN
Chairman                           Vice Chairman           Director, Senior Vice President   Head of Accounting
(Authorised representative)        and President           and Chief Financial Officer       Division


INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2004

                                                                                 Note                    2004              2003
                                                                                                 RMB millions      RMB millions

Income from principal operations                                                  32                  397,789           275,426
-----------------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                                   336,089           228,387
-----------------------------------------------------------------------------------------------------------------------------------
      Sales taxes and surcharges                                                  33                   10,094             8,413
----------------------------------------------------------------------------------------------------------------------------
PROFIT FROM PRINCIPAL OPERATIONS                                                                       51,606            38,626
-----------------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                         108               146
-----------------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                                 13,055            9,591
-----------------------------------------------------------------------------------------------------------------------------------
      Administrative expenses                                                                          15,523            14,038
-----------------------------------------------------------------------------------------------------------------------------------
      Financial expenses                                                          34                    2,770             2,337
-----------------------------------------------------------------------------------------------------------------------------------
      Exploration expenses, including dry holes                                   35                    4,951             4,483
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                                       15,415             8,323
-----------------------------------------------------------------------------------------------------------------------------------
Add:  Investment income                                                           36                   39,374            22,844
-----------------------------------------------------------------------------------------------------------------------------------
      Non-operating income                                                                                377               104
-----------------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                      37                    7,879             3,599
-----------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAXATION                                                                                 47,287            27,672
-----------------------------------------------------------------------------------------------------------------------------------
Less:  Taxation                                                                   38                   14,769             8,904
-----------------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                                                                             32,518            18,768
-----------------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the year                                                19,732            12,569
-----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTABLE PROFITS                                                                                  52,250            31,337
-----------------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                       31                    3,228             1,901
-----------------------------------------------------------------------------------------------------------------------------------
      Transfer to statutory public welfare fund                                   31                    3,228             1,901
-----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTABLE PROFITS TO SHAREHOLDERS                                                                  45,794            27,535
-----------------------------------------------------------------------------------------------------------------------------------
Less: Ordinary shares' final dividend                                             39                    5,202             5,202
-----------------------------------------------------------------------------------------------------------------------------------
      Ordinary shares' interim dividend                                                                 3,468             2,601
-----------------------------------------------------------------------------------------------------------------------------------
UNDISTRIBUTED PROFITS AT THE END OF THE YEAR (INCLUDING
     DIVIDEND DECLARED AFTER THE BALANCE SHEET DATE IN
     RESPECT OF YEAR 2004 OF RMB 6,936 MILLION (2003:
     RMB 5,202 MILLION))                                                          39                   37,124            19,732
-----------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 25 March 2005.

CHEN TONGHAI                       WANG JIMING         ZHANG JIAREN                      LIU YUN
Chairman                           Vice Chairman       Director, Senior Vice President   Head of Accounting
(Authorised representative)        and President       and Chief Financial Officer       Division


CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2004

                                                                                 Note                2004              2003
                                                                                             RMB MILLIONS      RMB millions
CASH FLOWS FROM OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                    712,682           505,489
    -------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                  368               370
    -------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                            3,640             2,925
    -------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH INFLOWS                                                                     716,690           508,784
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                             (549,408)         (371,086)
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                 (6,871)           (4,224)
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                       (16,304)          (15,964)
    -------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                          (25,961)          (19,429)
    -------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                               (16,858)           (9,486)
    -------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                          (16,045)          (12,904)
    -------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                              (15,104)          (11,243)
    -------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH OUTFLOWS                                                                   (646,551)         (444,336)
    =========================================================================================================================

NET CASH FLOWS FROM OPERATING ACTIVITIES                                          (a)              70,139            64,448
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                            186               107
    -------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                                322               442
    -------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                 315               380
    -------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                           2,217             1,700
    -------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                              359               300
    -------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH INFLOWS                                                                       3,399             2,929
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                               (66,693)          (43,966)
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets of
    jointly controlled entities                                                                    (6,035)           (4,107)
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                         (1,225)           (1,545)
    -------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                          (1,932)           (2,871)
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of Sinopec Maoming, Xi'an Petrochemical
    and Tahe Petrochemical                                                                       (3,652)                 --
    -------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH OUTFLOWS                                                                    (79,537)          (52,489)
    =========================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM INVESTING ACTIVITIES                                                          (76,138)          (49,560)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from contribution from minority shareholders                                           1,008               580
    -------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of corporate bonds,net of issuing expenses                               3,472
    -------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                      391,832           228,654
    -------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings of jointly controlled entities                                         3,014             1,450
    -------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH INFLOWS                                                                     399,326           230,684
    -------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                     (377,855)         (235,175)
    -------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                   (13,538)          (12,520)
    -------------------------------------------------------------------------------------------------------------------------
    Dividends paid to minority shareholders by subsidiaries                                          (775)             (360)
    -------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH OUTFLOWS                                                                   (392,168)         (248,055)
    -------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                                            7,158           (17,371)
-----------------------------------------------------------------------------------------------------------------------------
EFFECTS OF FOREIGN EXCHANGE RATE                                                                        1                 5
-----------------------------------------------------------------------------------------------------------------------------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                              (c)               1,160            (2,478)
=============================================================================================================================


NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2004

                                                                                                       2004              2003
                                                                                               RMB MILLIONS      RMB millions

(a) RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                       32,275            19,011
------------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                               2,050             1,902
------------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                433               114
        ----------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                 30,766            27,151
        ----------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                               476               520
        ----------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                             4,628               940
        ----------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-term investments                                                       88               115
        ----------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                    3,989             3,291
        ----------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                            4,331             4,129
        ----------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                2,976             2,789
        ----------------------------------------------------------------------------------------------------------------------
        Investment income                                                                              (843)             (515)
        ----------------------------------------------------------------------------------------------------------------------
        Deferred tax liabilities (less: assets)                                                      (2,439)           (1,580)
        ----------------------------------------------------------------------------------------------------------------------
        (Increase)/decrease in inventories                                                          (16,927)              676
        ----------------------------------------------------------------------------------------------------------------------
        Increase in operating receivables                                                            (4,245)             (866)
        ----------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                                6,911             4,885
        ----------------------------------------------------------------------------------------------------------------------
        Minority interests                                                                            5,670             1,886
        ----------------------------------------------------------------------------------------------------------------------
    NET CASH FLOWS FROM OPERATING ACTIVITIES                                                         70,139            64,448
==============================================================================================================================

(b) FINANCING ACTIVITIES NOT REQUIRING THE USE OF CASH
------------------------------------------------------------------------------------------------------------------------------
    Current portion of convertible bonds                                                                 --            1,500
------------------------------------------------------------------------------------------------------------------------------

(c) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS
------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                                 16,381            15,221
------------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                                     15,221            17,699
------------------------------------------------------------------------------------------------------------------------------
    NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                              1,160            (2,478)
==============================================================================================================================
Approved by the Board of Directors on 25 March 2005.

CHEN TONGHAI                       WANG JIMING                ZHANG JIAREN                       LIU YUN
Chairman                           Vice Chairman              Director, Senior Vice President    Head of Accounting
(Authorised representative)        and President              and Chief Financial Officer        Division


CASH FLOW STATEMENT
for the year ended 31 December 2004

                                                                                        Note              2004              2003
                                                                                                  RMB MILLIONS      RMB millions

CASH FLOWS FROM OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                         474,149           335,409
    -----------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                       201               207
    -----------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                                 2,760             1,789
    -----------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH INFLOWS                                                                          477,110           337,405
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                                  (382,856)         (258,814)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                      (5,391)           (2,785)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                             (8,539)           (7,595)
    -----------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                               (13,460)          (11,678)
    -----------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                     (4,474)           (2,009)
    -----------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                               (10,319)           (8,047)
    -----------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings on behalf of a subsidiary                                                      --              (962)
    -----------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                                   (17,851)          (18,582)
    -----------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH OUTFLOWS                                                                        (442,890)         (310,472)
    =============================================================================================================================

NET CASH FLOWS FROM OPERATING ACTIVITIES                                                 (a)            34,220            26,933
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
    -----------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                                  62               111
    -----------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                                   6,379             9,067
    -----------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                      178               184
    -----------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                                  60                434
    -----------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                                   144               125
    -----------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH INFLOWS                                                                            7,368             9,921
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                    (41,477)          (25,151)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                              (3,156)           (1,121)
    -----------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                                 (617)             (449)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of Sinopec Maoming, Xi'an Petrochemical
    and Tahe Petrochemical                                                                              (3,652)               --
    -----------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH OUTFLOWS                                                                         (48,902)          (26,721)
    =============================================================================================================================

NET CASH FLOWS FROM INVESTING ACTIVITIES                                                               (41,534)          (16,800)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of corporate bonds, net of issuing expenses                                   3,472                --
    -----------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                           255,218           142,118
    -----------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH INFLOWS                                                                          258,690           142,118
    -----------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                          (239,933)         (143,893)
    -----------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                        (11,737)          (10,220)
    -----------------------------------------------------------------------------------------------------------------------------
    SUB-TOTAL OF CASH OUTFLOWS                                                                        (251,670)         (154,113)
    =============================================================================================================================

NET CASH FLOWS FROM FINANCING ACTIVITIES                                                                 7,020           (11,995)
---------------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                                (b)              (294)           (1,862)
=================================================================================================================================


NOTES TO THE CASH FLOW STATEMENT
for the year ended 31 December 2004

                                                                                                         2004              2003
                                                                                                 RMB millions      RMB millions

(a) RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                         32,518            18,768
    ------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                                 2,159             1,956
    ------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                  190                30
       --------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                   13,349            11,734
        -------------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                                 346               442
        -------------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                               3,417               373
        -------------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-term investments                                                                          21
        -------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                      2,555             1,866
        -------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                              2,770             2,337
        -------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                  2,184             1,780
        -------------------------------------------------------------------------------------------------------------------------
        Investment income                                                                             (27,948)          (15,211)
        -------------------------------------------------------------------------------------------------------------------------
        Deferred tax liabilities (less: assets)                                                        (2,198)           (1,443)
        -------------------------------------------------------------------------------------------------------------------------
        (Increase)/decrease in inventories                                                             (6,523)            2,700
        -------------------------------------------------------------------------------------------------------------------------
        Increase in operating receivables                                                                (756)             (862)
        -------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                                 12,157             2,442
        -------------------------------------------------------------------------------------------------------------------------
    NET CASH FLOWS FROM OPERATING ACTIVITIES                                                           34,220            26,933
    =============================================================================================================================

(b) NET DECREASE IN CASH AND CASH EQUIVALENTS
----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                                    6,051             6,345
    -----------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                                        6,345             8,207
    -----------------------------------------------------------------------------------------------------------------------------
    NET DECREASE IN CASH AND CASH EQUIVALENTS                                                            (294)           (1,862)
    =============================================================================================================================

Approved by the Board of Directors on 25 March 2005.

CHEN TONGHAI                       WANG JIMING             ZHANG JIAREN                        LIU YUN
Chairman                           Vice Chairman           Director, Senior Vice President     Head of Accounting
(Authorised representative)        and President           and Chief Financial Officer         Division

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2004

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the "MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

    Pursuant to the resolution passed at the Board of Directors' meeting held on 28 October 2003, the Company acquired the principal assets and liabilities related to the 380 Kiloton ethylene production and distribution equipments from Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Board of Directors' meeting held on 29 December 2003, the Company acquired all operating assets and liabilities of two wholly owned subsidiaries of Sinopec Group Company, being Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") and Xi'an Petrochemical Main Factory ("Xi'an Petrochemical"), from Sinopec Group Company, for considerations of RMB 0.14 billion and RMB 0.22 billion, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Company acquired certain operating assets and the related liabilities of certain refining, petrochemicals, catalysts and gas stations businesses (the "Acquisition of Acquired Assets") from Sinopec Group Company for considerations totalling RMB 5.360 billion. In connection with these acquisitions, the Group disposed of certain assets and liabilities of its oilfield downhole operation (the "Disposal of Downhole Assets") to Sinopec Group Company for a consideration of RMB 1.712 billion, resulting in a net consideration of RMB 3.648 billion payable to Sinopec Group Company.

2   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted by the Group are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the MOF of the PRC.

    (a)Accounting year
       The accounting year of the Group is from 1 January to 31 December.

    (b)Basis of consolidation
       The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

       The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. A subsidiary is a company held by the Company directly or indirectly, more than 50% (excluding 50%) of the equity interest, or the Company holds less than 50% of the equity interest of a company but has effective controlling power. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds more than 50% of the equity interests or holds less than 50% of equity interest but exercises effective control. The effect of minority interests on equity and profit/loss attributable to minority shareholders are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but accounts for under the equity method in the long-term equity investments.

       Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

       For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c)Basis of preparation
       The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d)Reporting currency and translation of foreign currencies
       The Group's reporting currency is the Renminbi.

       Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange gains and losses on foreign currency translation, except for those directly relating to the construction of fixed assets (see note 2(i)), are dealt with in the income statement.

       The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

    (e)Cash equivalents
       Cash equivalents held by the Group are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

    (f)Allowance for doubtful accounts
       Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

    (g)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value.

       The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and appropriate proportion of production overheads.

       Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

       Inventories are recorded by perpetual method.

    (h)Long-term equity investments
       Where the Group has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Group's share of the shareholders' funds in the investee enterprise.

       Equity investment difference, which is the difference between the initial investment cost and the Group's share of shareholders' funds of the investee enterprise, is accounted for as follows:

       Any excess of the initial investment cost over the share of shareholders' funds of the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

       Any shortfall of the initial investment cost over the share of shareholders' funds of the investee is recognised in capital reserve - reserve for equity investment acquired after the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards
       (II)". If the investment was acquired before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards
       (II)", such shortfall is amortised on a straight-line basis over the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

       Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

       Disposals or transfers of long-term equity investments are recognised in investment income/losses based on the difference between the disposal proceeds and the carrying amount of the investments.

       The Group makes provision for impairment losses on long-term equity investments (see note 2(w)).

    (i)Fixed assets and construction in progress
       Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

       Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(w)). Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses (see note 2(w)). The revalued amount represents the value of an asset which has been adjusted based on revaluation carried out in accordance with the relevant rules and regulations.

       All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

       Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

       Fixed assets of the Group are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

                                                       Estimated   Estimated rate of
                                                    useful lives      residual value

       Land and buildings                            15-45 years         3%-5%
       -----------------------------------------------------------------------------
       Oil and gas properties                        10-14 years         0%-3%
       -----------------------------------------------------------------------------
       Plant, machinery, equipment and vehicles       4-18 years            3%
       -----------------------------------------------------------------------------
       Oil depots and storage tanks                   8-14 years            3%
       -----------------------------------------------------------------------------
       Service stations                                 25 years         3%-5%
       -----------------------------------------------------------------------------

    (j)Oil and gas properties
       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are charged to expense. All other exploration costs, including geological and geophysical costs, are expensed as incurred.

    (k)Intangible assets
       Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses (see note 2(w)). Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)Pre-operating expenditures
       Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are recorded in long-term deferred expenses and charged to the income statement in the month when business operation commences.

    (m)Debentures payable
       Debentures payable is stated in the balance sheet at issued price. Interest expense is calculated based on stipulated interest rate.

    (n)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Revenue from the rendering of services only involving in one accounting year is recognised in the income statement upon performance of services. If a transaction lasts more than one accounting year, when the outcome of the transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed; or when the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent that costs incurred which are expected to be recoverable.

       Interest income is recognised on a time proportion basis according to the outstanding principal and the applicable interest rate.

    (o)Income tax
       Income tax is recognised using the tax effect accounting method. Income tax for the year comprises provision for current tax and movement of deferred tax assets and liabilities.

       Current tax for the year is calculated on taxable income by applying the applicable tax rates.

       Deferred tax is provided using the liability method for timing differences between accounting profit before tax and taxable income arising from the differences in the tax and accounting treatment of income, expense or loss item.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (p)Borrowing costs
       Borrowing costs on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

       Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

    (q)Repairs and maintenance expenses
       Repairs and maintenance expenses, including cost of major overhaul, are recognised in the income statement when incurred.

    (r)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are recognised in the income statement when incurred.

    (s)Research and development costs
       Research and development costs are recognised in the income statement when incurred.

    (t)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (u)Dividends
       Dividends are recognised in the income statement and profit appropriation statement when they are declared. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' funds in the balance sheet.

    (v)Retirement benefits
       Pursuant to the relevant laws and regulations in the PRC, the Group has joined defined contribution retirement plans for the employees organised by governmental organisations. The Group makes contributions to the retirement plans at the applicable rates based on the employees' salaries. The contributions payable under the retirement plans are charged to the income statement when incurred.

    (w)Provision for impairment
       The carrying amounts of assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

       The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows generated by the continuous use of the asset and the proceed from the disposal of the asset at the end of its useful life.

       Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a difference between the initial investment cost and the Group's share of the shareholders' funds of the investee enterprise has been credited to the capital reserve, any impairment loss for long-term equity investment is firstly set off against the difference initially recognised in the capital reserve in connection with the related investment and any excess impairment loss is then recognised in the income statement.

       If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversal of impairment loss is recognised in current period's income statement. Impairment loss is reversed to the extent of the asset's carrying amount that would has been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment loss that had previously been recognised in the income statement and then the impairment loss that had been charged to capital reserve.

    (x)Related parties
       If the Group has the ability, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

    (y)Provisions and contingent liabilities
       A provision is recognised when the Group has an obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

       Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

3   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries and branches granted with tax concession are set out below:


    Name of subsidiaries                                    Preferential tax rate      Reasons for granting concession

    Sinopec Shanghai Petrochemical Company Limited                   15%               The first batch of joint stock enterprise
                                                                                       which successfully got listed overseas
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited                   15%               The first batch of joint stock enterprise
                                                                                       which successfully got listed overseas
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                     15%               High technology enterprise
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                      15%               High technology enterprise
    ------------------------------------------------------------------------------------------------------------------------------
    Petro-CyberWorks Information Technology Company Limited          15%               High technology enterprise
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec National Star Xinan Branch                               15%               Tax preferential policy in the western
                                                                                       part of China
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec National Star Xibei Branch                               15%               Tax preferential policy in the western
                                                                                       part of China
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Southern Exploration Branch                              15%               Tax preferential policy in the western
                                                                                       part of China
    ------------------------------------------------------------------------------------------------------------------------------



4   CASH AT BANK AND IN HAND

    The Group

                                                              2004                                         2003
                                             ORIGINAL                                    Original
                                             CURRENCY       EXCHANGE           RMB       currency      Exchange            RMB
                                             MILLIONS          RATES      MILLIONS       millions         rates       millions

    Cash in hand
    ------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                115                                         101
       ---------------------------------------------------------------------------------------------------------------------------
    Cash at bank
    ------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                             12,621                                      11,959
       ---------------------------------------------------------------------------------------------------------------------------
       US Dollars                                  96         8.2765           795            118        8.2767            973
       ---------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                           47         1.0637            50             70        1.0657             75
       ---------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                               220         0.0797            18            207        0.0773             16
       ---------------------------------------------------------------------------------------------------------------------------
       Euro                                         1        11.2627            10              2       10.3380             17
       ---------------------------------------------------------------------------------------------------------------------------
                                                                            13,609                                      13,141
    ------------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
    ------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                              4,657                                       4,210
       ---------------------------------------------------------------------------------------------------------------------------
       US Dollars                                   2         8.2765            14              7        8.2767             54
       ---------------------------------------------------------------------------------------------------------------------------
    TOTAL CASH AT BANK AND IN HAND                                          18,280                                      17,405
    ==============================================================================================================================s


4   CASH AT BANK AND IN HAND (Continued)


    The Company

                                                               2004                                         2003
                                              ORIGINAL                                    Original
                                              CURRENCY       EXCHANGE           RMB       currency      Exchange            RMB
                                              MILLIONS          RATES      MILLIONS       millions         rates       millions

    Cash in hand
    ----------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                 107                                          64
       -------------------------------------------------------------------------------------------------------------------------
    Cash at bank
    ----------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               4,892                                       4,752
       -------------------------------------------------------------------------------------------------------------------------
       US Dollars                                    1         8.2765             6              6        8.2767             53
       -------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                                                                       26        1.0657             28
       -------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                                                                             7        0.0773              1
       -------------------------------------------------------------------------------------------------------------------------
                                                                              5,005                                       4,898
    ----------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
       -------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               1,280                                       1,629
       -------------------------------------------------------------------------------------------------------------------------
       US Dollars                                    2         8.2765            14              7        8.2767             54
       -------------------------------------------------------------------------------------------------------------------------
    TOTAL CASH AT BANK AND IN HAND                                            6,299                                       6,581
    ============================================================================================================================

    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Interest income is calculated at market rate.

5   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

6   TRADE ACCOUNTS RECEIVABLE

                                                                         The Group                          The Company
                                                                      2004              2003              2004              2003
                                                              RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions
    Subsidiaries                                                                                         5,026             2,920
    -----------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and its fellow subsidiaries                2,349             3,044               858             1,623
    -----------------------------------------------------------------------------------------------------------------------------
    Associates                                                          89                81                19                23
    -----------------------------------------------------------------------------------------------------------------------------
    Others                                                          10,989             9,344             5,179             4,813
    -----------------------------------------------------------------------------------------------------------------------------
                                                                    13,427            12,469            11,082             9,379
    -----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                            3,671             3,185             2,837             2,299
    -----------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                            9,756             9,284             8,245             7,080
    =============================================================================================================================


    Allowance for doubtful accounts are analysed as follows:

                                                                         The Group                          The Company
                                                                      2004              2003              2004              2003
                                                              RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

    Balance at 1 January                                             3,185             2,666             2,299             1,867
    -----------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                             931               910               708               763
    -----------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                          (85)              (46)              (37)              (20)
    -----------------------------------------------------------------------------------------------------------------------------
    Written off for the year                                          (360)             (345)             (133)             (311)
    -----------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER                                           3,671             3,185             2,837             2,299
    =============================================================================================================================

    Ageing analyses on trade accounts receivable are as follows:

                                                                   The Group
                                                  2004                                             2003
                                        AMOUNT               ALLOWANCE                   Amount                Allowance
                                  RMB MILLIONS        %   RMB MILLIONS           %   RMB millions         % RMB millions        %

   Within one year                       9,546     71.1           390            4.1        8,229      66.0          64       0.8
   --------------------------------------------------------------------------------------------------------------------------------
   Between one and two years               308      2.3            83           26.9          770       6.2         309      40.1
   --------------------------------------------------------------------------------------------------------------------------------
   Between two and three years             527      3.9           361           68.5          497       4.0         246      49.5
   --------------------------------------------------------------------------------------------------------------------------------
   Over three years                      3,046     22.7         2,837           93.1        2,973      23.8       2,566      86.3
   --------------------------------------------------------------------------------------------------------------------------------
   TOTAL                                13,427    100.0         3,671                      12,469     100.0       3,185
   ================================================================================================================================

                                                                   The Company
                                                  2004                                             2003
                                        AMOUNT               ALLOWANCE                    Amount                Allowance
                                  RMB MILLIONS         %  RMB MILLIONS           %  RMB millions         %   RMB millions      %

   Within one year                       8,103      73.1          275         3.4         6,466       68.9           15      0.2
   -------------------------------------------------------------------------------------------------------------------------------
   Between one and two years               193       1.8           66        34.2           373        4.0          157     42.1
   -------------------------------------------------------------------------------------------------------------------------------
   Between two and three years             334       3.0          251        75.1           350        3.7          180     51.4
   -------------------------------------------------------------------------------------------------------------------------------
   Over three years                      2,452      22.1        2,245        91.6         2,190       23.4        1,947     88.9
   -------------------------------------------------------------------------------------------------------------------------------
   TOTAL                                11,082     100.0        2,837                     9,379      100.0        2,299
   ===============================================================================================================================


    Major trade accounts receivable of the Group at 31 December 2004 are set out below:

                                                                                                        Percentage of trade
    Name of entity                                                                          Balance    accounts receivable
                                                                                       RMB millions                       %

    Baling Petrochemical Yueyang Petrochemical Company                                          393                     2.9
    ------------------------------------------------------------------------------------------------------------------------
    Qingdao Petrochemical Plant                                                                 379                     2.8
    ------------------------------------------------------------------------------------------------------------------------
    Petrolimex Vietnam                                                                          311                     2.3
    ------------------------------------------------------------------------------------------------------------------------
    Phibro GmbH                                                                                 294                     2.2
    ------------------------------------------------------------------------------------------------------------------------
    Maoming Petrochemical Shihua Company Limited                                                248                     1.8
    ------------------------------------------------------------------------------------------------------------------------


    Major trade accounts receivable of the Group at 31 December 2003 are set out below:

                                                                                                        Percentage of trade
    Name of entity                                                                          Balance    accounts receivable
                                                                                       RMB millions                       %

    Hinchest (HK) Limited                                                                       256                     2.1
    ------------------------------------------------------------------------------------------------------------------------
    Trafigura Pte Limited                                                                       179                     1.4
    ------------------------------------------------------------------------------------------------------------------------
    Pertamina Divisi Perbendaharaa                                                              145                     1.2
    ------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                                   141                     1.1
    ------------------------------------------------------------------------------------------------------------------------
    COSMO Oil                                                                                   124                     1.0
    ------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the years ended 31 December 2004 and 2003, the Group and the Company had no individually significant trade accounts receivable which had been fully or substantially provided for.

    During the years ended 31 December 2004 and 2003, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant trade accounts receivable that aged over three years.


7   OTHER RECEIVABLES

                                                                        The Group                          The Company
                                                                     2004              2003              2004              2003
                                                             RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

    Subsidiaries                                                       --                --            11,004            12,434
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and its fellow subsidiaries               6,135             8,894             5,616             8,104
    ----------------------------------------------------------------------------------------------------------------------------
    Associates                                                        308               331               260               331
    ----------------------------------------------------------------------------------------------------------------------------
    Others                                                          9,515             8,580             6,168             5,959
    ----------------------------------------------------------------------------------------------------------------------------
                                                                   15,958            17,805            23,048            26,828
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                           3,496             2,348             3,423             1,967
    ----------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                          12,462            15,457            19,625            24,861
    ============================================================================================================================

    Allowance for doubtful accounts are analysed as follows:

                                                                        The Group                          The Company
                                                                     2004              2003              2004              2003
                                                             RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

    Balance at 1 January                                            2,348             1,872             1,967             1,193
    ----------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                          1,245             1,098             1,514             1,258
    ----------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                         (41)              (61)              (26)              (45)
    ----------------------------------------------------------------------------------------------------------------------------
    Written off for the year                                          (56)             (561)              (32)             (439)
    ----------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER                                          3,496             2,348             3,423             1,967
    ============================================================================================================================

    Ageing analyses of other receivables are as follows:


                                                                        The Group
                                                    2004                                             2003
                                         AMOUNT                ALLOWANCE                      Amount             Allowance
                                   RMB MILLIONS         %   RMB MILLIONS           %    RMB millions        % RMB millions     %

    Within one year                       8,577      53.8           14           0.2           8,191     46.0           14    0.2
    ------------------------------------------------------------------------------------------------------------------------------
    Between one and two years               485       3.0           17           3.5           4,256     23.9          321    7.5
    ------------------------------------------------------------------------------------------------------------------------------
    Between two and three years           3,549      22.2          430          12.1           1,367      7.7           65    4.8
    ------------------------------------------------------------------------------------------------------------------------------
    Over three years                      3,347      21.0        3,035          90.7           3,991     22.4        1,948   48.8
    ------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                15,958     100.0        3,496                        17,805    100.0        2,348
    ==============================================================================================================================

                                                                       The Company
                                                   2004                                             2003
                                         AMOUNT                ALLOWANCE                   Amount               Allowance
                                   RMB MILLIONS         %   RMB MILLIONS          %  RMB millions        %   RMB millions       %

   Within one year                       16,168      70.1             12        0.1        18,585     69.3            257     1.4
   -------------------------------------------------------------------------------------------------------------------------------
   Between one and two years                923       4.0            592       64.1         3,777     14.1             21     0.6
   -------------------------------------------------------------------------------------------------------------------------------
   Between two and three years            2,620      11.4             48        1.8         1,062      3.9             35     3.3
   -------------------------------------------------------------------------------------------------------------------------------
   Over three years                       3,337      14.5          2,771       83.0         3,404     12.7          1,654    48.6
   -------------------------------------------------------------------------------------------------------------------------------
   TOTAL                                 23,048     100.0          3,423                   26,828    100.0          1,967
   ===============================================================================================================================

    Major other receivables of the Group at 31 December 2004 are set out below:


                                                                                                        Percentage of
    Name of entity                                                Particulars           Balance     other receivables
                                                                                   RMB millions                     %

    China Petrochemical Corporation                               Current Account         2,502                  15.7
    ------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                          Current Account           219                   1.4
    ------------------------------------------------------------------------------------------------------------------
    China Ruilian Industrial Group Corporation                    Current Account           184                   1.2
    ------------------------------------------------------------------------------------------------------------------
    Anhui Jinyu Highway Development Company Limited               Current Account           121                   0.8
    ------------------------------------------------------------------------------------------------------------------
    Anhui He Chao Wu Highway Company Limited                      Current Account           107                   0.7
    ------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 31 December 2003 are set out below:


                                                                                             Percentage of
    Name of entity                                    Particulars           Balance      other receivables
                                                                       RMB millions                      %

    China Petrochemical Corporation                   Current Account         3,201                   18.0
    -------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited              Current Account           967                    5.4
    -------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited              Current Account           367                    2.1
    -------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited           Current Account           300                    1.7
    -------------------------------------------------------------------------------------------------------
    Guangzhou Petrochemical Plant                     Current Account           141                    0.8
    -------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the years ended 31 December 2004 and 2003, the Group and the Company had no individually significant other receivables which had been fully or substantially provided for.

    During the years ended 31 December 2004 and 2003, the Group and the Company had no individually significant write off of other receivables.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant other receivables that aged over three years.

8   ADVANCE PAYMENTS
    All advance payments are aged within one year.

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9   INVENTORIES

                                                                          The Group                          The Company
                                                                       2004              2003              2004              2003
                                                               RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

\    Raw materials                                                    32,581            23,570            14,544            10,200
    ------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                  8,341             6,805             3,605             3,308
    ------------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                   20,804            12,268            15,163             8,741
    ------------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                       3,098             2,791             1,033               770
    ------------------------------------------------------------------------------------------------------------------------------
                                                                     64,824            45,434            34,345            23,019
    ------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for diminution in value of inventories              906               519               394               226
    ------------------------------------------------------------------------------------------------------------------------------
                                                                     63,918            44,915            33,951            22,793
    ==============================================================================================================================

    All of the above inventories are purchased or self-manufactured.

    Provision for diminution in value of inventories is mainly against finished goods and spare parts.

    Provision for diminution in value of inventories are analysed as follows:

                                                                          The Group                          The Company
                                                                       2004              2003              2004              2003
                                                               RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

    Balance at 1 January                                                519               486               226               224
    ------------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                              621               196               314                72
    ------------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                          (188)              (82)             (124)              (42)
    ------------------------------------------------------------------------------------------------------------------------------
    Written off                                                         (46)              (81)              (22)              (28)
    ------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER                                              906               519               394               226
    ==============================================================================================================================

     The cost of inventories recognised as costs and expenses by the Group and the Company amounted to RMB 473,724 million (2003: RMB 335,588 million) and RMB343,269 million (2003: RMB 235,664 million) for the year ended 31
     December 2004.


10  LONG-TERM EQUITY INVESTMENTS


    The Group

                                                                       Unlisted                        Provision
                                                                      stock and          Equity              for
                                                  Listed stock     other equity      investment       impairment
                                                    investment       investment     differences           losses            Total
                                                  RMB millions     RMB millions    RMB millions     RMB millions     RMB millions

    Balance at 1 January 2004                              736           10,285             400            (271)          11,150
    -----------------------------------------------------------------------------------------------------------------------------
    Addition for the year                                   --            2,083             169              --            2,252
    -----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
      accounted for under the equity method                54              887              --               --              941
    -----------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                           --            (237)              --              --             (237)
    -----------------------------------------------------------------------------------------------------------------------------
    Disposal for the year                                   --            (429)              --              --             (429)
    -----------------------------------------------------------------------------------------------------------------------------
    Amortisation for the year                                               --             (186)             --             (186)
    -----------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses             --              --               --             (82)             (82)
    -----------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER 2004                            790           12,589             383             (353)         13,409
    =============================================================================================================================

    The Company

                                                                       Unlisted                        Provision
                                                                      stock and          Equity              for
                                                  Listed stock     other equity      investment       impairment
                                                    investment       investment     differences           losses           Total
                                                  RMB millions     RMB millions    RMB millions     RMB millions    RMB millions

    Balance at 1 January 2004                           43,459           54,640             395            (160)           98,334
    ------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                                   --            7,141             162               ?             7,303
    ------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
       accounted for under the equity method            10,964           16,902              --               ?            27,866
    ------------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                       (2,103)          (4,037)             --               ?            (6,140)
    ------------------------------------------------------------------------------------------------------------------------------
    Disposal for the year                                   --             (411)             --               ?              (411)
    ------------------------------------------------------------------------------------------------------------------------------
    Acquired equity interests in a subsidiary (Note)    (2,589)              --              --               ?            (2,589)
    ------------------------------------------------------------------------------------------------------------------------------
    Amortisation for the year                               --               --            (157)              ?              (157)
    ------------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses             --               --              --               5                 5
    ------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER 2004                         49,731           74,235             400            (155)          124,211
    ==============================================================================================================================

     Note:     During 2004 the Company acquired equity interests from minority shareholders of a subsidiary, Sinopec
               Maoming Refining and Chemical Company Limited. All assets and liabilities of the subsidiary were merged into the Company. The subsidiary was liquidated and no longer existed as at 31 December 2004.



    Provision for impairment losses are analysed as follows:


                                                                     The Group                          The Company
                                                                  2004              2003              2004              2003
                                                          RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

    Balance at 1 January                                           271               184               160               149
    -------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                          96               131                 2                21
    -------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                       (8)              (16)               (2)                ?
    -------------------------------------------------------------------------------------------------------------------------
    Written off                                                     (6)              (28)               (5)              (10)
    -------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER                                         353               271               155               160
    =========================================================================================================================

     At 31 December 2004 and 2003, the Group and the Company had no individually significant long-term equity investments which had been provided for.

     Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated entities which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investments of the Company represent investments in subsidiaries, associates and jointly controlled entities. Details of the Company's principal subsidiaries are set out in Note 41.


10  LONG-TERM EQUITY INVESTMENTS (Continued)
    At 31 December 2004, details of listed stock investment of the Group are as follows:

                                                                                                  Shares of
                                                             Percentage                             profits                 MARKET
                                                              of equity                Balance    accounted     BALANCE   VALUE AS
                                   Type of                     interest      Initial      at 1    for under       AT 31      AT 31
                                   equity           No. of      held by   investment   January   the equity    DECEMBER   DECEMBER
    Name of investee enterprise    interest         shares    the Group         cost      2004       method        2004      2004*
                                                  millions                       RMB       RMB          RMB         RMB        RMB
                                                                            millions  millions     millions    MILLIONS   MILLIONS

    Sinopec Shengli Oil           Legal person
    Field Dynamic Co Ltd           shares               96       26.33%         223        425         36          461        479
    ------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan      Legal person
    Petroleum Co Ltd               shares              186       38.68%         124        311         18          329      1,516
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                           736         54         790
    ==============================================================================================================================

    * Information of market price is sourced from Shenzhen Stock Exchange.



    At 31 December 2004, details of principal unlisted stock and other equity investment of the Group are as follows:

                                                                                                   Share of
                                                                                                   profits/
                                                                                                   (losses)
                                                               Percentage                         accounted                BALANCE
                                                                of equity    Balance                     for                    AT
                                         Initial                 interest       at 1   Addition    under the   Dividends        31
                                      investment  Investment      held by   January     for the       equity  receivable/ DECEMBER
    Name of investee enterprise             cost      period    the Group       2004       year       method    received      2004
                                             RMB                                 RMB        RMB          RMB         RMB       RMB
                                        millions                            millions   millions     millions    millions  MILLIONS


    BASF-YPC Company Limited (i)           3,516          --        40%       2,814         702          --          --      3,516
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company Limited        1,205          --        40%       1,288          --          83         (60)     1,311
    -------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National
    Gas Corporation                          300          --        30%         754          --         293        (135)       912
    -------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical Industry Park
      Development Company Limited            608    30 years        38%         652          --          10         (11)       651
    -------------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec
      Suppliers Company Limited              438          --        50%         438          --          30          --        468
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Changjiang Fuel
      Company Limited                        190    20 years        50%         217          --          62         (28)       251
    -------------------------------------------------------------------------------------------------------------------------------
    Hunan Highway Industrial
      Development Company Limited            215          --        49%         106         109           3          --        218
    -------------------------------------------------------------------------------------------------------------------------------
    China Gas Holdings Ltd                   136          --        11%          --         136          --          --        136
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Railway Oil Marketing
      Company Limited                         50    20 years        50%          50          --          60          --        110
    -------------------------------------------------------------------------------------------------------------------------------
    Shanghai Jinpu Packaging
      Material Company Limited               102    30 years        50%         104          --         (11)         --         93
    -------------------------------------------------------------------------------------------------------------------------------

     No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

     (i) Due to the fact that the project in the investee enterprise is still under construction, there is no income statement for the investee enterprise. Accordingly the Group did not have any share of profit or loss of the investee enterprise for the year ended 31 December 2004.

     At 31 December 2004, the Group's and the Company's proportion of the total investments to the net assets was 7.0% (2003: 6.8%) and 65.8% (2003: 60.3%) respectively.


11  FIXED ASSETS

    The Group - by segment

                                                 Exploration                  Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions

  COST/VALUATION:
---------------------------------------------------------------------------------------------------------------------------------
  At 1 January 2004                              166,603       104,432         54,212       133,374          2,507       461,128
---------------------------------------------------------------------------------------------------------------------------------
  Acquisition of Acquired Assets from
     Sinopec Group Company (Note 1)                   --         1,828          1,536        24,400          1,442        29,206
---------------------------------------------------------------------------------------------------------------------------------
  Disposal of Downhole Assets (Note 1)            (3,631)           --             --            --             --        (3,631)
---------------------------------------------------------------------------------------------------------------------------------
  Addition for the year                            1,402           782          1,555           263             71         4,073
---------------------------------------------------------------------------------------------------------------------------------
  Transferred from construction in progress       17,428        13,366          8,983         8,609            183        48,569
---------------------------------------------------------------------------------------------------------------------------------
  Disposals                                      (11,345)       (3,345)        (1,511)       (3,571)          (111)      (19,883)
---------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2004                            170,457       117,063         64,775       163,075          4,092       519,462
---------------------------------------------------------------------------------------------------------------------------------
  ACCUMULATED DEPRECIATION:
---------------------------------------------------------------------------------------------------------------------------------
  At 1 January 2004                               84,662        50,335         10,000        68,235            572       213,804
---------------------------------------------------------------------------------------------------------------------------------
  Acquisition of Acquired Assets from
   Sinopec Group Company (Note 1)                     --           975             --        13,674            740        15,389
---------------------------------------------------------------------------------------------------------------------------------
  Disposal of Downhole Assets (Note 1)            (1,774)           --             --            --             --        (1,774)
---------------------------------------------------------------------------------------------------------------------------------
  Depreciation charge for the year                12,556         7,564          2,599         7,855            192        30,766
  Written back on disposal                        (8,894)       (2,260)          (942)       (2,482)           (97)      (14,675)
---------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2004                             86,550        56,614         11,657        87,282          1,407       243,510
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
  NET BOOK VALUE:
---------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2004                             83,907        60,449         53,118        75,793          2,685       275,952
---------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2003                             81,941        54,097         44,212        65,139          1,935       247,324
---------------------------------------------------------------------------------------------------------------------------------

  The Company - by segment

                                              Exploration                    Marketing
                                                      and                          and
                                               production      Refining   distribution     Chemicals         Others         Total
                                             RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions

  COST/VALUATION:
-----------------------------------------------------------------------------------------------------------------------------------
  At 1 January 2004                                59,647        71,414         52,729        37,698          1,527       223,015
-----------------------------------------------------------------------------------------------------------------------------------
  Acquisition of Acquired Assets from
   Sinopec Group Company (Note 1)                      --         1,828          1,536        19,360          1,442        24,166
-----------------------------------------------------------------------------------------------------------------------------------
  Disposal of Downhole Assets (Note 1)             (2,103)            --            --             ?              ?        (2,103)
-----------------------------------------------------------------------------------------------------------------------------------
  Transfer from a subsidiary                           --         5,158             --             ?              ?         5,158
-----------------------------------------------------------------------------------------------------------------------------------
  Addition for the year                               437           672            459            13             10         1,591
-----------------------------------------------------------------------------------------------------------------------------------
  Transferred from construction in progress         9,056        10,911          8,020         1,452            183        29,622
-----------------------------------------------------------------------------------------------------------------------------------
  Disposals                                        (6,012)       (2,090)        (1,331)         (804)           (92)      (10,329)
-----------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2004                              61,025        87,893         61,413        57,719          3,070       271,120
-----------------------------------------------------------------------------------------------------------------------------------
  ACCUMULATED DEPRECIATION:
-----------------------------------------------------------------------------------------------------------------------------------
  At 1 January 2004                                27,651        36,047          9,627        20,509            304        94,138
-----------------------------------------------------------------------------------------------------------------------------------
  Acquisition of Acquired
     Assets from Sinopec Group Company
     (Note 1)                                          --           975             --        10,267            740        11,982
-----------------------------------------------------------------------------------------------------------------------------------
  Disposal of Downhole Assets (Note 1)             (1,063)            ?              ?             ?              ?        (1,063)
-----------------------------------------------------------------------------------------------------------------------------------
  Transfer from a subsidiary                            ?         2,682              ?             ?              ?         2,682
  Depreciation charge for the year                  4,430         4,698          2,295         1,832             94        13,349
  Written back on disposal                         (4,535)       (1,599)          (805)         (496)          (81)        (7,516)
-----------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2004                              26,483        42,803         11,117        32,112          1,057       113,572
....................................................................................................................................
-----------------------------------------------------------------------------------------------------------------------------------
  NET BOOK VALUE:
-----------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2004                              34,542        45,090         50,296        25,607          2,013       157,548
-----------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2003                              31,996        35,367         43,102        17,189          1,223       128,877
-----------------------------------------------------------------------------------------------------------------------------------


11  FIXED ASSETS (Continued)

    The Group - by asset class

                                                                                          Oil
                                                                                       depots,           Plant,
                                                                                       storage       machinery,
                                                                          Oil        tanks and        equipment
                                                   Land and           and gas          service              and
                                                  buildings        properties         stations           others             Total
                                               RMB millions      RMB millions     RMB millions     RMB millions      RMB millions

 COST/VALUATION:
----------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                                   41,648           147,275           46,067          226,138           461,128
----------------------------------------------------------------------------------------------------------------------------------
 Acquisition of Acquired
    Assets from Sinopec Group Company (Note 1)        3,873                --            1,533           23,800            29,206
----------------------------------------------------------------------------------------------------------------------------------
 Disposal of Downhole Assets (Note 1)                   (97)           (2,362)              --           (1,172)           (3,631)
----------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                                  305               450            1,301            2,017             4,073
----------------------------------------------------------------------------------------------------------------------------------
 Transferred from construction in progress            2,235            17,428           12,161           16,745            48,569
 Disposals                                             (857)          (10,846)          (1,099)          (7,081)          (19,883)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                 47,107           151,945           59,963          260,447           519,462
----------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED DEPRECIATION:
----------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                                   16,978            77,640            8,771          110,415           213,804
----------------------------------------------------------------------------------------------------------------------------------
 Acquisition of Acquired
    Assets from Sinopec Group Company (Note 1)        1,734                --               --           13,655            15,389
----------------------------------------------------------------------------------------------------------------------------------
 Disposal of Downhole Assets (Note 1)                   (22)           (1,207)              --             (545)           (1,774)
----------------------------------------------------------------------------------------------------------------------------------
 Depreciation charge for the year                     1,663             9,726            2,307           17,070            30,766
 Written back on disposal                              (365)           (8,493)            (585)          (5,232)          (14,675)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                 19,988            77,666           10,493          135,363           243,510
...................................................................................................................................
----------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                 27,119            74,279           49,470          125,084           275,952
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                                 24,670            69,635           37,296          115,723           247,324
----------------------------------------------------------------------------------------------------------------------------------

 The Company - by asset class

                                                                                         Oil
                                                                                      depots,           Plant,
                                                                                      storage       machinery,
                                                                         Oil        tanks and        equipment
                                                   Land and          and gas          service              and
                                                  buildings       properties         stations           others             Total
                                               RMB millions     RMB millions     RMB millions     RMB millions      RMB millions

 COST/VALUATION:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                                   21,267           51,380           44,703          105,665          223,015
--------------------------------------------------------------------------------------------------------------------------------
Acquisition of Acquired
    Assets from Sinopec Group Company (Note 1)        3,060               --            1,533           19,573           24,166
--------------------------------------------------------------------------------------------------------------------------------
 Disposal of Downhole Assets (Note 1)                   (75)          (1,081)              --             (947)          (2,103)
--------------------------------------------------------------------------------------------------------------------------------
 Transfer from a subsidiary                             216               --               --            4,942            5,158
--------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                                  223               43              248            1,077            1,591
--------------------------------------------------------------------------------------------------------------------------------
 Transferred from construction in progress            1,128            8,854           11,415            8,225           29,622
--------------------------------------------------------------------------------------------------------------------------------
 Disposals                                             (632)          (5,889)          (1,075)          (2,733)         (10,329)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                 25,187           53,307           56,824          135,802          271,120
--------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED DEPRECIATION:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                                    7,682           25,631            8,505           52,320           94,138
--------------------------------------------------------------------------------------------------------------------------------
 Acquisition of Acquired
    Assets from Sinopec Group Company (Note 1)        1,276               --               --           10,706           11,982
--------------------------------------------------------------------------------------------------------------------------------
 Disposal of Downhole Assets (Note 1)                   (17)            (578)              --             (468)          (1,063)
--------------------------------------------------------------------------------------------------------------------------------
 Transfer from a subsidiary                             101               --               --            2,581            2,682
--------------------------------------------------------------------------------------------------------------------------------
 Depreciation charge for the year                       923            3,664            2,193            6,569           13,349
--------------------------------------------------------------------------------------------------------------------------------
 Written back on disposal                              (293)          (4,418)            (582)          (2,223)          (7,516)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                  9,672           24,299           10,116           69,485          113,572
..................................................................................................................................
---------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                 15,515           29,008           46,708           66,317           157,548
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                                 13,585           25,749           36,198           53,345           128,877
--------------------------------------------------------------------------------------------------------------------------------

    Fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Ethylene Assets, fixed assets and construction in progress of Sinopec Maoming have been revalued by a firm of independent valuers. Deficit on revaluation of RMB 86 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Refining Assets, fixed assets and construction in progress of the Refining Assets have been revalued by a firm of independent valuers. Surplus on revaluation of RMB 82 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Acquired Assets, fixed assets and construction in progress of the Acquired Assets have been revalued by independent valuers. Surplus on revaluation of RMB 492 million has been incorporated in the Group's financial statements for the year ended 31 December 2004.

    At 31 December 2004, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 123 million (2003: RMB 519 million) and RMB 10 million (2003: RMB 14 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:


    The Group - by segment

                                              Exploration                        Marketing
                                                      and                              and
                                               production        Refining     distribution         Chemicals             Total
                                             RMB millions    RMB millions     RMB millions      RMB millions      RMB millions

    At 1 January 2004                                 764             114               --               453             1,331
--------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                              98              14            1,769             2,747             4,628
-------------------------------------------------------------------------------------------------------------------------------
    Disposal of Downhole Assets (Note 1)              (79)              ?               --                --               (79)
-------------------------------------------------------------------------------------------------------------------------------
    Written off                                        --             (64)              --                --               (64)
-------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2004                               783              64            1,769             3,200             5,816
-------------------------------------------------------------------------------------------------------------------------------

    The Company - by segment

                                              Exploration                        Marketing
                                                      and                              and
                                               production        Refining     distribution         Chemicals             Total
                                             RMB millions    RMB millions     RMB millions      RMB millions      RMB millions

    At 1 January 2004                                701              63                --                --               764
-------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                             98              14             1,737             1,568             3,417
-------------------------------------------------------------------------------------------------------------------------------
    Disposal of Downhole Assets (Note 1)             (79)             --                --                --               (79)
-------------------------------------------------------------------------------------------------------------------------------
    Written off                                       --             (64)               --                --               (64)
-------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2004                              720              13             1,737             1,568             4,038
-------------------------------------------------------------------------------------------------------------------------------

    The Group - by asset class

                                                                                 Oil depots,            Plant,
                                                                               storage tanks        machinery,
                                                 Land and      Oil and gas       and service         equipment
                                                buildings       properties          stations        and others             Total
                                             RMB millions     RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2004                                   8              764                --               559             1,331
---------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                             325               98             1,249             2,956             4,628
---------------------------------------------------------------------------------------------------------------------------------
    Disposal of Downhole Assets (Note 1)               --              (79)               --                --               (79)
---------------------------------------------------------------------------------------------------------------------------------
    Written off                                        (2)              --                --               (62)              (64)
---------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2004                               331              783             1,249             3,453             5,816
--------------------------------------------------------------------------------------------------------------------------------


11  FIXED ASSETS (Continued)

    The Company - by asset class

                                                                                  Oil depots,           Plant,
                                                                                storage tanks       machinery,
                                                  Land and      Oil and gas       and service        equipment
                                                 buildings       properties          stations       and others             Total
                                              RMB millions     RMB millions      RMB millions     RMB millions      RMB millions

    At 1 January 2004                                   --              701                --               63               764
---------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                              186               98             1,249            1,884             3,417
---------------------------------------------------------------------------------------------------------------------------------
    Disposal of Downhole Assets (Note 1)                --              (79)               --               --               (79)
---------------------------------------------------------------------------------------------------------------------------------
    Written off                                         (2)              --                --              (62)              (64)
---------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2004                                184              720             1,249            1,885             4,038
---------------------------------------------------------------------------------------------------------------------------------

    Provision for impairment losses recognised on fixed assets of the refining and chemicals segment of RMB 14 million (2003: RMB 114 million) and RMB 2,747 million (2003: RMB 453 million) for the year ended 31 December 2004 relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows. The primary factor resulting in the provision for impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 1,769 million (2003: RMB nil) for the year ended 31 December 2004 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

    The factors resulting in the exploration and production ("E&P") segment provision for impairment losses of RMB 98 million for the year ended 31 December 2004 (2003: RMB 373 million) were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

12  CONSTRUCTION MATERIALS
    At 31 December 2004 and 2003, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.


13  CONSTRUCTION IN PROGRESS

    THE GROUP

                                           Exploration                    Marketing
                                                   and                          and
                                            production      Refining   distribution     Chemicals         Others         Total
                                          RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions

 At 1 January 2004                               5,535         8,355          7,641         6,581            401        28,513
-------------------------------------------------------------------------------------------------------------------------------
 Acquisition of Acquired
 Assets from Sinopec Group Company
 (Note 1)                                           --             2            --            267             56           325
-------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                          22,808        13,224         14,793        10,118          1,239        62,182
-------------------------------------------------------------------------------------------------------------------------------
 Addition for the year of jointly
   controlled entities                           1,323            --             --         5,178             --         6,501
-------------------------------------------------------------------------------------------------------------------------------
 Dry hole costs written off                     (2,976)           --             --            --             --        (2,976)
-------------------------------------------------------------------------------------------------------------------------------
 Transferred to fixed assets                   (17,428)      (13,366)        (8,983)       (8,609)          (183)      (48,569)
-------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                             9,262         8,215         13,451        13,535          1,513        45,976
-------------------------------------------------------------------------------------------------------------------------------

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2004 by the
Group ranged from 3.1% to 6.0% (2003: 3.1% to 6.1%).

The Group's proportionate share of the jointly controlled entities' construction in progress at 31 December 2004 in the
E&P and the chemicals segments were RMB 2,053 million (2003: RMB 3,812 million) and RMB 8,171 million (2003: RMB 2,993 million), respectively.

At 31 December 2004, major projects of the Group are as follows:


                                                                                                                       ACCUMULATED
                                              At               Transferred           AT   Percentage                      INTEREST
                           Budgeted    1 January     Addition     to fixed  31 DECEMBER           of  Source of  CAPITALISED AT 31
Project name                 amount         2004 for the year       assets         2004   completion    funding      DECEMBER 2004
                       RMB millions RMB millions RMB millions RMB millions RMB MILLIONS                               RMB MILLIONS

THE GROUP
-----------------------------------------------------------------------------------------------------------------------------------
South-west Fuel Oil           3,526        787          1,661           --        2,448        69%    Bank loans &         10
 Pipeline Project                                                                                     self-financing
-----------------------------------------------------------------------------------------------------------------------------------
Ningbo - Shanghai -           5,705        3,049        1,865       (3,514)       1,400        86%    Bank loans &         20
 Nanjing                                                                                              self-financing
 Pipeline Project
-----------------------------------------------------------------------------------------------------------------------------------
Sour Crude Oil 1,454            134          961         (120)         975          67%               Bank loans &          4
  Improvement Project                                                                                 self-financing
-----------------------------------------------------------------------------------------------------------------------------------
Yizheng-Changling Crude       4,820           --          893           --          893        19%    Bank loans &         --
 Oil Pipeline Project                                                                                 self-financing
-----------------------------------------------------------------------------------------------------------------------------------
Fertilizer Improvement        1,063          178          712           --          890        84%    Bank loans &          4
 Project                                                                                              self-financing
-----------------------------------------------------------------------------------------------------------------------------------
JOINTLY CONTROLLED ENTITIES
  900,000 tonnes
  Ethylene Project            8,895        2,975        5,165           --        8,140        92%    Bank loans &        261
                                                                                                      self-financing
-----------------------------------------------------------------------------------------------------------------------------------


 THE COMPANY

                                              Exploration                    Marketing
                                                      and                          and
                                               production      Refining   distribution     Chemicals         Others         Total
                                             RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions

 At 1 January 2004                                  4,501         7,311          6,380         1,284            382        19,858
----------------------------------------------------------------------------------------------------------------------------------
 Acquisition of Acquired
 Assets from Sinopec Group Company (Note 1)            --             2             --           257             56           315
----------------------------------------------------------------------------------------------------------------------------------
 Transfer from a subsidiary                            --            76             --            --             --            76
----------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                             13,346        10,281         11,581         3,889          1,239        40,336
----------------------------------------------------------------------------------------------------------------------------------
 Dry hole costs written off                        (2,184)           --             --            --             --        (2,184)
---------------------------------------------------------------------------------------------------------------------------------
 Transferred to fixed assets                       (9,056)      (10,911)        (8,020)       (1,452)          (183)      (29,622)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                                6,607         6,759          9,941         3,978          1,494        28,779
---------------------------------------------------------------------------------------------------------------------------------

 The interest rates per annum at which borrowing costs were capitalised for the year ended 31 December 2004 by the
 Company ranged from 3.1% to 6.0% (2003: 3.1% to 6.1%).


14  INTANGIBLE ASSETS

    The Group

                                                                               Exploration
                                              Computer                                 and
                                              software         Technical        production
                                               license          know-how             right            Others             Total
                                          RMB millions      RMB millions      RMB millions      RMB millions      RMB millions

 COST:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                                 554             1,797             3,163               198             5,712
--------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                             298               490                --               516             1,304
--------------------------------------------------------------------------------------------------------------------------------
 Disposals                                          --                (1)               --               (79)              (80)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                               852             2,286             3,163               635             6,936
--------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED AMORTISATION:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                                  90               634               351                73             1,148
--------------------------------------------------------------------------------------------------------------------------------
 Amortisation charge for the year                   95               207               117                57               476
--------------------------------------------------------------------------------------------------------------------------------
 Written back on disposal                           --                --                --               (33)              (33)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                               185               841               468                97             1,591
.................................................................................................................................
--------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                               667             1,445             2,695               538             5,345
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                               464             1,163             2,812               125             4,564
--------------------------------------------------------------------------------------------------------------------------------

Except for the exploration and production right, the above intangible assets were acquired from third parties. The
Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company.
The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 31 December 2004, the remaining amortisation period of the exploration and production right was 23 years.

 The Company

                                                                            Exploration
                                           Computer                                 and
                                           software         Technical        production
                                            license          know-how             right            Others             Total
                                       RMB millions      RMB millions      RMB millions      RMB millions      RMB millions

 COST:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                              379             1,036             3,163               129             4,707
--------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                          292               280                --               355               927
--------------------------------------------------------------------------------------------------------------------------------
 Disposals                                       --                --                --               (63)              (63)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                            671             1,316             3,163               421             5,571
--------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED AMORTISATION:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2004                               48               554               351                42               995
--------------------------------------------------------------------------------------------------------------------------------
 Amortisation charge for the year                72               119               117                38               346
--------------------------------------------------------------------------------------------------------------------------------
 Written back on disposal                        --                --                --               (31)              (31)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                            120               673               468                49             1,310
.................................................................................................................................
--------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2004                            551               643             2,695               372             4,261
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                            331               482             2,812                87             3,712
--------------------------------------------------------------------------------------------------------------------------------

Except for the exploration and production right, the above intangible assets were acquired from third parties. The
Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company.
The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 31 December 2004, the remaining amortisation period of the exploration and production right was 23 years.


15  LONG-TERM DEFERRED EXPENSES
    Long-term deferred expenses primarily represent prepaid rental expenses over one year, catalysts and jointly controlled entities' pre-operating expenditures.


16  DEFERRED TAX ASSETS AND LIABILITIES

    The Group

                                                   Deferred tax assets        Deferred tax liabilities           Net balance
                                                      2004           2003           2004          2003         2004          2003
                                                       RMB            RMB            RMB           RMB          RMB           RMB
                                                  MILLIONS       millions       MILLIONS      millions     MILLIONS      millions

    Current
-----------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables
    and inventories                                  2,524         1,436             --            --        2,524         1,436
-----------------------------------------------------------------------------------------------------------------------------------
    Non-current
-----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                    1,566           272           (198)         (289)       1,368           (17)
-----------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
       net of valuation allowance                       66            --             --            --           66            --
-----------------------------------------------------------------------------------------------------------------------------------
    Others                                              10            44             --            --           10            44
-----------------------------------------------------------------------------------------------------------------------------------
    DEFERRED TAX ASSETS/(LIABILITIES)                4,166         1,752           (198)         (289)       3,968         1,463
-----------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                   Deferred tax assets        Deferred tax liabilities           Net balance
                                                      2004           2003           2004          2003         2004          2003
                                                       RMB            RMB            RMB           RMB          RMB           RMB
                                                  MILLIONS       millions       MILLIONS      millions     MILLIONS      millions

    Current
-----------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables
    and inventories                                   2,245         1,249             --            --        2,245         1,249
-----------------------------------------------------------------------------------------------------------------------------------
    Non-current
-----------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                     1,457           226            (16)          (16)       1,441           210
-----------------------------------------------------------------------------------------------------------------------------------
    Others                                                6            35             --            --            6            35
-----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                 3,708         1,510            (16)          (16)       3,692         1,494
-----------------------------------------------------------------------------------------------------------------------------------

17  SHORT-TERM LOANS
    The Group's and the Company's short-term loans represent:


                                                                          The Group                          The Company
                                                                       2004              2003              2004              2003
                                                               RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

Short-term bank loans                                                20,009            16,979            10,527             7,466
----------------------------------------------------------------------------------------------------------------------------------
Short-term other loans                                                   --                29                --                25
----------------------------------------------------------------------------------------------------------------------------------
Loans from Sinopec Group Company and its fellow subsidiaries          6,714             3,896             5,727             2,296
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                26,723            20,904            16,254             9,787
----------------------------------------------------------------------------------------------------------------------------------

The Group's and the Company's weighted average interest rates per annum on short-term loans were 3.9% (2003: 3.2%) and
4.0% (2003: 3.1%) respectively at 31 December 2004. The majority of the above loans are unsecured.

At 31 December 2004 and 2003, the Group and the Company had no significant overdue short-term loans.

18  BILLS PAYABLE
    Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

<
19  TRADE ACCOUNTS PAYABLE
    The ageing analyses of trade accounts payable are as follows:

                                                         The Group
                                                       2004                              2003
                                      RMB MILLIONS             %          RMB MILLIONS                 %

    Within 3 months                         12,868          54.1                16,311              71.8
    -----------------------------------------------------------------------------------------------------
    Between 3 and 6 months                   9,110          38.3                 5,140              22.6
    -----------------------------------------------------------------------------------------------------
    Over 6 months                            1,814           7.6                 1,253               5.6
    -----------------------------------------------------------------------------------------------------
    TOTAL                                   23,792         100.0                22,704             100.0
    -----------------------------------------------------------------------------------------------------

                                                      The Company
                                                        2004                              2003
                                      RMB MILLIONS             %          RMB MILLIONS                 %

    Within 3 months                         13,462          63.7                15,143              83.6
    -----------------------------------------------------------------------------------------------------
    Between 3 and 6 months                   6,183          29.3                 2,130              11.8
    Over 6 months                            1,492           7.0                   844               4.6
    -----------------------------------------------------------------------------------------------------
    TOTAL                                   21,137         100.0                18,117             100.0
    -----------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant trade accounts payable aged over three years.

20  RECEIPTS IN ADVANCE
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant receipts in advance aged over one year.

21  TAXES PAYABLE

                                                The Group                          The Company
                                             2004              2003              2004              2003
                                     RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

    Value added tax                        (1,119)              459            (1,377)             (389)
    ----------------------------------------------------------------------------------------------------
    Consumption tax                         1,443             1,547             1,146             1,184
    ----------------------------------------------------------------------------------------------------
    Income tax                              5,391             4,077             3,142             2,012
    ----------------------------------------------------------------------------------------------------
    Business tax                               99                52                37                24
    ----------------------------------------------------------------------------------------------------
    Other taxes                               927               851               222               144
    ----------------------------------------------------------------------------------------------------
    TOTAL                                   6,741             6,986             3,170             2,975
    ----------------------------------------------------------------------------------------------------

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the years ended 31 December 2004 and 2003, except for certain entities of the Company, which are taxed at a preferential rate of 15%.

22  OTHER PAYABLES
    At 31 December 2004 and 2003, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.

23  OTHER CREDITORS
    At 31 December 2004 and 2003, the Group's and the Company's other creditors primarily represented payables for constructions.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 31 December 2004 and 2003, the Group and the Company had no individually significant other creditors aged over three years.

24  ACCRUED EXPENSES
    At 31 December 2004 and 2003, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LOANS
    The Group's and the Company's current portion of long-term loans represent:

                                                                        The Group                          The Company
                                                                  2004              2003              2004              2003
                                                          RMB MILLIONS      RMB millions      RMB MILLIONS      RMB millions

 LONG-TERM BANK LOANS
 ----------------------------------------------------------------------------------------------------------------------------
   -- Renminbi loans                                             8,500             5,363             6,247             3,437
 ----------------------------------------------------------------------------------------------------------------------------
   -- Japanese Yen loans                                           805               533               798               498
-----------------------------------------------------------------------------------------------------------------------------
   -- US Dollar loans                                            2,841               623             2,341               408
   -- Euro loans                                                    28                --                28                --
   -- Hong Kong Dollar loans                                         3                 4                --                --
-----------------------------------------------------------------------------------------------------------------------------
                                                                12,177             6,523             9,414             4,343
-----------------------------------------------------------------------------------------------------------------------------
 LONG-TERM OTHER LOANS
-----------------------------------------------------------------------------------------------------------------------------
   -- Renminbi loans                                                88                65                61                30
-----------------------------------------------------------------------------------------------------------------------------
   -- US Dollar loans                                               33                62                31                30
-----------------------------------------------------------------------------------------------------------------------------
                                                                   121               127                92                60
-----------------------------------------------------------------------------------------------------------------------------
 DEBENTURES PAYABLE
-----------------------------------------------------------------------------------------------------------------------------
   -- Renminbi loans (Note 27)                                      --             1,500                --                --
-----------------------------------------------------------------------------------------------------------------------------
 LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND
 TS FELLOW SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
   -- Renminbi loans                                             2,000                19             2,000                19
-----------------------------------------------------------------------------------------------------------------------------
   -- US Dollar loans                                               --                 6                --                 6
-----------------------------------------------------------------------------------------------------------------------------
                                                                 2,000                25             2,000                25
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
 TOTAL CURRENT PORTION OF LONG-TERM LOANS                       14,298             8,175            11,506             4,428
-----------------------------------------------------------------------------------------------------------------------------

At 31 December 2004 and 2003, the Group and the Company had no significant overdue long-term loans.



26  LONG-TERM LOANS
    The Group's and the Company's long-term loans represent:

                            Interest rate and final maturity                 The Group                          The Company
                                                                         2004            2003              2004              2003
                                                                 RMB millions    RMB millions      RMB millions      RMB millions

   THIRD PARTIES DEBTS
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM BANK LOANS
   ------------------------------------------------------------------------------------------------------------------------------
   Renminbi loans          Interest rates ranging from
                           interest free to 6.2% per
                           annum at 31 December 2004
                           with maturities through 2013                52,227          38,863            45,233            29,577
   ------------------------------------------------------------------------------------------------------------------------------
   Japanese Yen loans      Interest rates ranging from
                           2.6% to 5.8% per annum at 31
                           December 2004 with
                           maturities through 2024                      4,562           2,909             4,556             2,866
   ------------------------------------------------------------------------------------------------------------------------------
   US Dollar loans         Interest rates ranging from
                           interest free to 7.4% per
                           annum at 31 December 2004
                           with maturities through 2031                 7,729           4,340             5,278             2,676
   ------------------------------------------------------------------------------------------------------------------------------
   Euro loans              Fixed rate at 6.7% per annum
                           at 31 December 2004 with
                           maturities through 2010                        165              --               165                --
   ------------------------------------------------------------------------------------------------------------------------------
   Hong Kong Dollar loans  Floating rate at Hong Kong
                           Prime Rate plus 0.3% per
                           annum at 31 December 2004
                           with maturities through 2006                     5               7                --                --
   ------------------------------------------------------------------------------------------------------------------------------
   Less: Current portion                                               12,177           6,523             9,414             4,343
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM BANK LOANS                                                52,511          39,596            45,818            30,776
   ------------------------------------------------------------------------------------------------------------------------------
   OTHER LONG-TERM LOANS
   ------------------------------------------------------------------------------------------------------------------------------
   Renminbi loans          Interest rates ranging from
                           interest free to 5.0% per annum
                           at 31 December 2004 with
                           maturities through 2008                        359             359               200               182
   ------------------------------------------------------------------------------------------------------------------------------
   US Dollar loans         Interest rates ranging from interest
                           free to 4.0% per annum at 31 December
                            2004 with maturities through 2015             110             151                89               118
   ------------------------------------------------------------------------------------------------------------------------------
   Euro loans              Interest rates ranging from
                           1.8% to 8.1% per annum at 31
                           December 2003 with maturities
                           through 2025. Paid off as at
                           31 December 2004                                --              21                --                21
   ------------------------------------------------------------------------------------------------------------------------------
   Less: Current portion                                                  121             127                92                60
   ------------------------------------------------------------------------------------------------------------------------------
   OTHER LONG-TERM LOANS                                                  348             404               197               261
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES
   ------------------------------------------------------------------------------------------------------------------------------
   Renminbi loans          Floating rate at 90% of
                           PBOC's base lending rate per
                           annum at 31 December 2004
                           with maturities through 2021                 2,415             705                --                --
   ------------------------------------------------------------------------------------------------------------------------------
   US Dollar loans         Floating rate at London
                           Interbank Offer Rate
                           plus 0.7% per annum at
                           31 December 2004 with
                           maturities through 2021                      2,048             745                --                --
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES                  4,463           1,450                --                --
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
   ------------------------------------------------------------------------------------------------------------------------------
   Renminbi loans          Interest free with maturity in 2020         35,561          35,561            35,561            35,561
   ------------------------------------------------------------------------------------------------------------------------------
   Renminbi loans          Interest rates ranging from
                           interest free to 5.2% per
                           annum at 31 December 2004
                           with maturities through 2009                 3,204           2,223             2,756             2,138
   ------------------------------------------------------------------------------------------------------------------------------
   US Dollar loans         Floating rate at London Interbank
                           Offer Rate plus 1.4% per annum at
                           31 December 2003; paid off as at
                           31 December 2004                                --              12                --                12
   ------------------------------------------------------------------------------------------------------------------------------
   Less: Current portion                                                2,000              25             2,000                25
   ------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES  36,765          37,771            36,317            37,686
   ------------------------------------------------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------------------------------
                                                                        94,087          79,221            82,332            68,723
   ===============================================================================================================================


26  LONG-TERM LOANS (Continued)
    The maturity analyses of the Group's and the Company's long-term loans are as follows:

                                                               The Group                          The Company
                                                            2004              2003              2004              2003
                                                    RMB millions      RMB millions      RMB millions      RMB millions

    Between one and two years                             15,886            13,145            12,363             9,346
    -------------------------------------------------------------------------------------------------------------------
    Between two and five years                            36,041            26,591            31,279            21,526
    -------------------------------------------------------------------------------------------------------------------
    After five years                                      42,160            39,485            38,690            37,851
    -------------------------------------------------------------------------------------------------------------------
    Total long-term loans                                 94,087            79,221            82,332            68,723
    -------------------------------------------------------------------------------------------------------------------

    At 31 December 2004, the Group and the Company had secured loans from third parties amounting to RMB 40 million (2003: RMB 103 million) and RMB 9 million (2003: RMB 9 million) respectively. All long-term other loans are unsecured.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

27  DEBENTURES PAYABLE


                            Interest rate and final maturity                The Group                          The Company
                                                                         2004            2003              2004              2003
                                                                 RMB millions    RMB millions      RMB millions      RMB millions

    Corporate bonds         Fixed rate at 4.61% per annum,
                            redeemable in February 2014 (i)             3,500              --             3,500                --
   ------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds       Matured and paid off during the
                            year ended 2004(ii)                            --           1,500                --                --
   ------------------------------------------------------------------------------------------------------------------------------
    Less: current portion                                                  --           1,500                --                --
   ------------------------------------------------------------------------------------------------------------------------------
                                                                        3,500              --             3,500                --
   ------------------------------------------------------------------------------------------------------------------------------

    (i)The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004, guaranteed by Sinopec Group Company, with a fixed interest rate at 4.61% per annum and annual interest payment schedule. Interest payable for the current period was included in accrued expenses.

    (ii) Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary of the Group on 28 July 1999. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on 23 March 2004, the subsidiary decided not to undergo an initial public offering. The bonds were repaid in July 2004.

28  OTHER LONG-TERM PAYABLES
    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.

29  SHARE CAPITAL

                                                                        The Group and the Company
                                                                             2004              2003
                                                                     RMB millions      RMB millions

    REGISTERED, ISSUED AND FULLY PAID:
    ------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each          67,122            67,122
    ------------------------------------------------------------------------------------------------
    16,780,488,000 H shares of RMB 1.00 each                               16,780            16,780
    ------------------------------------------------------------------------------------------------
    2,800,000,000 A shares of RMB 1.00 each                                 2,800             2,800
    ------------------------------------------------------------------------------------------------
                                                                           86,702            86,702
    ------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in the Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$
    20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic ordinary shares and H shares rank pari passu in all material aspects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.


30  CAPITAL RESERVE
    The movements in capital reserve are as follows:

                                                                        The Group                          The Company
                                                                     2004              2003              2004              2003
                                                             RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                           36,852            36,588            36,852            36,588
    ----------------------------------------------------------------------------------------------------------------------------
    Government grants (i)                                             269                35               269                35
    ----------------------------------------------------------------------------------------------------------------------------
    Reserve for equity investment (ii)                                 --                --               676                --
    ----------------------------------------------------------------------------------------------------------------------------
    Premium from issuance of shares by a subsidiary (iii)              --               147                --               147
    ----------------------------------------------------------------------------------------------------------------------------
    Gain from debt restructuring by a subsidiary (iv)                  --                82                --                82
    ----------------------------------------------------------------------------------------------------------------------------
    TOTAL LONG-TERM LOANS                                          37,121            36,852            37,797            36,852
    ----------------------------------------------------------------------------------------------------------------------------

     (i)    During the year ended 31 December 2004, the Group received subsidy on investments amounted to RMB 269 million (2003: RMB 35 million), pursuant to Fa Gai Tou Zi [2004] No. 1248 "Notice on the Enterprise
            Technology Reform and Industry Upgrade regarding the First Batch State Debt's Project Fund Plan in 2004"
            issued by the National Development and Reform Commission and the MOF. This fund is used for technology improvement projects.

     (ii)   During the year ended 31 December 2004, the Company invested in certain newly set up subsidiaries using non-monetary assets at revalued amount as the Group's capital investment in these subsidiaries. The difference between the revalued amount of these non-monetary assets and their original book value (that is the Group's shared shareholders' funds in these subsidiaries over the initial investment cost) was recorded in capital reserve. Such difference has been eliminated in the Group's consolidated financial statements.

     (iii)  A subsidiary of the Group issued additional shares in the PRC during the year ended 31 December 2003.
            Independent investors used cash to subscribe for the additional shares. The increase in the Group's consolidated net assets as a result of addition issuance of shares was reflected as an increase of capital reserve.

     (iv)   During the year ended 31 December 2003, a subsidiary of the Group carried out debt restructuring with a bank and certain interest payable had been wavied. The gain in connection with the debt restructuring was reflected as an increase of capital reserve.

31  SURPLUS RESERVES
    Movements in surplus reserves are as follows:


                                                             The Group and the Company
                                           Statutory         Statutory     Discretionary
                                             surplus            public           surplus
                                             reserve      welfare fund           reserve             Total
                                        RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2003                          4,429             4,429             7,000            15,858
    -------------------------------------------------------------------------------------------------------
    Appropriation of net profit                1,901             1,901                --             3,802
    -------------------------------------------------------------------------------------------------------
    At 31 December 2003                        6,330             6,330             7,000            19,660
    -------------------------------------------------------------------------------------------------------
    At 1 January 2004                          6,330             6,330             7,000            19,660
    -------------------------------------------------------------------------------------------------------
    Appropriation of net profit                3,228             3,228                --             6,456
    -------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2004                        9,558             9,558             7,000            26,116
    -------------------------------------------------------------------------------------------------------

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

     (a) 10% of the net profit is transferred to the statutory surplus reserve;

     (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund; and

     (c) after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

32  INCOME FROM PRINCIPAL OPERATIONS
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 45.

    For the year ended 31 December 2004, revenue from sales to top five customers amounted to RMB 58,691 million (2003: RMB 61,502 million) which accounted for 10% (2003: 15%) of income from principal operations of the Group.

33  SALES TAXES AND SURCHARGES

                                                             The Group                          The Company
                                                          2004              2003              2004              2003
                                                  RMB millions      RMB millions      RMB millions      RMB millions
    Consumption tax                                     11,847             9,856             7,981             6,691
--------------------------------------------------------------------------------------------------------------------
    City construction tax                                2,505             1,991             1,261             1,038
    Education surcharge                                  1,243               955               624               503
--------------------------------------------------------------------------------------------------------------------
    Resources tax                                          452               434               114               108
--------------------------------------------------------------------------------------------------------------------
    Business tax                                           156               135               114                73
--------------------------------------------------------------------------------------------------------------------
    Total                                               16,203            13,371            10,094             8,413
--------------------------------------------------------------------------------------------------------------------

34  FINANCIAL EXPENSES

                                                             The Group                          The Company
                                                          2004              2003              2004              2003
                                                  RMB millions      RMB millions      RMB millions      RMB millions
    Interest expenses incurred                           4,909             4,635             3,067             2,417
--------------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                    327               487               231               187
--------------------------------------------------------------------------------------------------------------------
    Net interest expenses                                4,582             4,148             2,836             2,230
--------------------------------------------------------------------------------------------------------------------
    Interest income                                       (359)             (305)             (144)             (125)
    Foreign exchange losses                                167               316               130               279
--------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                 (59)              (30)              (52)              (47)
--------------------------------------------------------------------------------------------------------------------
    Total                                                4,331             4,129             2,770             2,337

35  EXPLORATION EXPENSES
    Exploration expenses include geological and geophysical expenses and dry hole costs.

36  INVESTMENT INCOME

                                                                           The Group                      The Company
                                                                        2004           2003           2004            2003
                                                                RMB millions   RMB millions   RMB millions    RMB millions

    Investment income accounted for under the cost method                120             71             82              36
--------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the equity method              968            477         39,292          22,808
--------------------------------------------------------------------------------------------------------------------------
    Total                                                              1,088            548         39,374          22,844
--------------------------------------------------------------------------------------------------------------------------

37  NON-OPERATING EXPENSES

                                                                     The Group                          The Company
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Loss on disposal of fixed assets                             4,304             3,459             2,733             1,917
----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on fixed assets                            4,628               940             3,417               373
----------------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensations                             280               140               273               133
----------------------------------------------------------------------------------------------------------------------------
    Donations                                                      275               132                91                91
    Employee reduction expenses (Note)                             919             1,014               745               713
----------------------------------------------------------------------------------------------------------------------------
    Others                                                         765               649               620               372
----------------------------------------------------------------------------------------------------------------------------
    Total                                                       11,171             6,334             7,879             3,599
----------------------------------------------------------------------------------------------------------------------------

    Note:During the year ended 31 December 2004, in accordance with the Group's voluntary employee reduction plan, and in connection with the Acquisition of Acquired Assets from and Disposal of Downhole Assets to Sinopec Group Company, the Group recorded employee reduction expenses of RMB 919 million (2003: RMB 1,014 million) relating to the reduction of approximately 24,000 employees (2003: 21,000 employees).

38  INCOME TAX

                                                                             The Group                     The Company
                                                                          2004           2003           2004           2003
                                                                  RMB millions   RMB millions   RMB millions   RMB millions
    Provision for PRC income tax for the year                           18,405         10,862         16,815         10,340
---------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                                   (2,439)        (1,580)        (2,198)        (1,443)
    Underprovision for income tax in respect of preceding year              94             79            152              7
---------------------------------------------------------------------------------------------------------------------------
    Total                                                               16,060          9,361         14,769          8,904
---------------------------------------------------------------------------------------------------------------------------

39  DIVIDENDS
    (a)Dividends of ordinary shares proposed after the balance sheet date

       Pursuant to a resolution passed at the Board of Directors' meeting on 25 March 2005, a final dividend in respect of the year ended 31 December 2004 of RMB 0.08 per share totalling RMB 6,936 million was proposed for shareholders' approval at the Annual General Meeting.

    (b)Dividends of ordinary shares declared during the year

       Pursuant to the shareholder's approval at the Annual General Meeting on 18 May 2004, the Board of Directors was authorised to declare the interim dividends for the year ended 31 December 2004. According to the resolution passed at the Directors' meeting on 27 August 2004, an interim dividend of RMB 0.04 (2003: RMB 0.03) per share totalling RMB 3,468 million (2003: RMB 2,601 million) was declared.

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

       Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

40  RELATED PARTIES AND RELATED PARTY TRANSACTIONS

    (a)Related parties having the ability to exercise control over the Group

       The name of the company            :   China Petrochemical Corporation
                                              ("Sinopec Group Company")
       Registered address                 :   No. 6A, Huixin East Street,
                                              Chaoyang District, Beijing
       Principal activities               :   Processing crude oil into refined
                                              products and petrochemical
                                              products, petrochemical products
                                              which include: petrochemical
                                              products made from crude oil
                                              and natural gas; production,
                                              sale and import and export of
                                              synthetic fibre and synthetic
                                              fibre monomer.
       Relationship with the Group        :   Ultimate holding company
       Types of legal entity              :   State-owned
       Authorised representative          :   Chen Tonghai
       Registered capital                 :   RMB 104,912 million

       There is no movement in the above registered capital for the year ended 31 December 2004.

       Change of the Company's equity interests held by Sinpec Group Company is as follows:

       From 1 January 2004 to 29 December 2004                          55.06%

       From 30 December 2004 to 31 December 2004                        67.92%

    (b)The principal related party transactions carried out in the ordinary course of business are as follows:

                                                                            Note                2004              2003
                                                                                        RMB millions      RMB millions

       Sales of goods                                                        (i)              72,015            42,398
----------------------------------------------------------------------------------------------------------------------
       Purchases                                                            (ii)              40,911            34,953
----------------------------------------------------------------------------------------------------------------------
       Transportation and storage                                           (iii)              2,003             1,835
----------------------------------------------------------------------------------------------------------------------
       Exploration and development services                                 (iv)              14,446            13,699
----------------------------------------------------------------------------------------------------------------------
       Production related services                                           (v)               9,123             8,718
       Ancillary and social services                                        (vi)               1,776             1,862
----------------------------------------------------------------------------------------------------------------------
       Operating lease charges                                              (vii)              3,365             3,116
----------------------------------------------------------------------------------------------------------------------
       Agency commission income                                            (viii)                 41                41
----------------------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                               (ix)                  10                10
----------------------------------------------------------------------------------------------------------------------
       Interest received                                                     (x)                  59                87
----------------------------------------------------------------------------------------------------------------------
       Interest paid                                                        (xi)                 622               583
----------------------------------------------------------------------------------------------------------------------
       Net deposits placed with /(withdrawn from) related parties           (xii)                407            (1,438)
----------------------------------------------------------------------------------------------------------------------
       Net loans obtained from /(paid to) related parties                  (xiii)              3,787              (285)
----------------------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the years ended 31 December 2004 and 2003 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

       At 31 December 2004 and 2003, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

       Notes:

        (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

        (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

        (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

        (iv) Exploration and development services comprise direct costs incurred in the exploration and development activities oil such as geophysical, drilling, well testing and well measurement services.

        (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

        (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

        (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

        (viii)Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of material for certain entities owned by Sinopec Group Company.

        (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of licenses for trademarks, patents, technology and computer software.

        (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 31 December 2004 and 2003 were RMB 4,671 million and RMB 4,264 million respectively.

        (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

        (xii) Deposits were withdrawn from/placed with Sinopec Finance Company Limited.

        (xiii)The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The average loan balance for the year ended 31 December 2004, which is calculated based on monthly average balance, was RMB 42,696 million (2003: RMB 41,247 million).

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2004. The terms of these agreements are summarised as follows:

       (a)The Company entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company under which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

          o  the government-prescribed price;
          o where there is no government-prescribed price, the government-guidance price;
          o where there is neither a government-prescribed price nor a government-guidance price, the market price; or
          o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

       (b)The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

       (c)The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,447 million and RMB 567 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

       (d)The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

       (e)The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

       (f)The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

    (c)Balances with related parties

       The balances with the Group's related parties at 31 December 2004 and 2003 are as follows:

                                                              The ultimate holding company           Other related companies
                                                                     2004              2003              2004              2003
                                                             RMB millions      RMB millions      RMB millions      RMB millions

       Trade accounts receivable                                       --                --             2,438             3,125
-------------------------------------------------------------------------------------------------------------------------------
       Advance payments                                                --                --               350               463
-------------------------------------------------------------------------------------------------------------------------------
       Other receivables                                            2,502             3,201             3,941             6,024
-------------------------------------------------------------------------------------------------------------------------------
       Trade accounts payable                                          --                --             1,527             1,028
-------------------------------------------------------------------------------------------------------------------------------
       Receipts in advance                                             --                --             1,218               539
-------------------------------------------------------------------------------------------------------------------------------
       Other creditors                                              4,851             4,588             4,828             9,927
-------------------------------------------------------------------------------------------------------------------------------
       Short-term loans                                                --                --             6,714             3,896
-------------------------------------------------------------------------------------------------------------------------------
       Long-term loans (including current portion) (Note)              --                --            38,765            37,796
-------------------------------------------------------------------------------------------------------------------------------

       Note:The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

       As discussed in Note 1, pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Company acquired the equity interests of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants from Sinopec Group Company for a total consideration payable of RMB 3,128 million. In addition, the Company acquired certain individual assets and liabilities from Sinopec Group Company for a total consideration payable of RMB 2,232 million. In connection with these acquisitions, the Group disposed of Downhole Assets to Sinopec Group Company for a consideration receivable of RMB 1,712 million, resulting in a net consideration of RMB 3,648 million payable to Sinopec Group Company.

41  PRINCIPAL SUBSIDIARIES
    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the year ended 31 December 2004. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains the particulars of subsidiaries which principally affected the results or assets of the Group:

                                                                          Percentage of
                                                                        equity interest
                                                           Registered       held by the
    Name of enterprise                                        capital           Company    Principal activities
                                                         RMB millions                 %

    China Petrochemical International Company Limited           1,400            100.00    Trading of crude oil and
    petrochemical products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical Company Limited        3,374             70.01    Manufacturing of chemical products
    Sinopec Sales Company Limited                               1,700            100.00    Marketing and distribution of refined
                                                                                           petroleum products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited                   29,000            100.00    Exploration and production of crude
                                                                                           oil and natural gas
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company Limited                2,253         (i) 50.00    Manufacturing of plastics,
                                                                                           intermediate petrochemical products
                                                                                           and petroleum products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                  1,950             82.05    Manufacturing of intermediate
                                                                                           petrochemical products and
                                                                                           petroleum products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited              7,200             55.56    Manufacturing of synthetic fibres,
                                                                                           resin and plastics, intermediate
                                                                                           petrochemical products and petroleum
                                                                                           products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining Chemical Company Limited      1,154             79.73    Manufacturing of intermediate
                                                                                           petrochemical products and petroleum
                                                                                           products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited                           HK$104             72.40    Trading of crude  oil and  petroleum
    products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group Company Limited                 147         (i) 46.25    Marketing and distribution of
                                                                                           refined petroleum products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited                         519         (i) 40.72    Manufacturing of petrochemical
                                                                                           products and petroleum products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                2,330             84.98    Manufacturing of intermediate
                                                                                           petrochemical products and petroleum
                                                                                           products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited              4,000         (i) 42.00    Production and sale of polyester
                                                                                           chips and polyester fibres
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical Company Limited       2,524             71.32    Manufacturing of intermediate
                                                                                           petrochemical products and petroleum
                                                                                           products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                   875             70.85    Exploration and production of crude
                                                                                           oil and natural gas
--------------------------------------------------------------------------------------------------------------------------------
    Zhongyuan Petrochenmical Company Limited                    2,400             93.51    Manufacturing of chemical products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shell (Jiangsu) Petroleum                             830             60.00    Marketing and distribution of
                                                                                           refined petroleum Marketing Company
                                                                                           Limited products
--------------------------------------------------------------------------------------------------------------------------------
    BP Sinopec (Zhejiang) Petroleum Company Limited               800             60.00    Marketing and distribution of
                                                                                           refined petroleum products
--------------------------------------------------------------------------------------------------------------------------------

    (i)The Company consolidated the results of these entities because the Company controlled the board of these entities and had the power to govern their financial and operating policies.

42  PRINCIPAL JOINTLY CONTROLLED ENTITIES
    At 31 December 2004, the Group's principal jointly controlled entities are as follows:

                                                         Registered      Percentage of
                                                    capital/paid-up    equity interest
    Name of jointly controlled entities                     capital  held by the Group    Principal activities
                                                                                     %

    Shanghai Secco Petrochemical                 Registered capital              50.00    Manufacturing and distribution
       Company Limited                              USD 901,440,964                       of petrochemical products
------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal               Registered capital              50.00    Manufacturing and distribution
       Gasification Company Limited                  USD 45,588,700                       of industrial gas
------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western Area                        --              43.00    Exploration and production
       Chenda in Bohai Bay                                                                of crude oil and natural gas
------------------------------------------------------------------------------------------------------------------------------

43  COMMITMENTS

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2004, the future minimum lease payments of the Group and the Company under operating leases are as follows:

                                                                      The Group                          The Company
                                                                   2004              2003              2004              2003
                                                           RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                               3,452             3,276             3,272             3,175
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                     3,343             3,229             3,237             3,133
-----------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                   3,278             3,200             3,213             3,114
-----------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                  3,245             3,175             3,188             3,095
-----------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                   3,225             3,162             3,170             3,087
-----------------------------------------------------------------------------------------------------------------------------
    After five years                                             97,527            99,619            95,968            98,253
-----------------------------------------------------------------------------------------------------------------------------
    Total                                                       114,070           115,661           112,048           113,857
-----------------------------------------------------------------------------------------------------------------------------

    Capital commitments
    At 31 December 2004, capital commitments are as follows:

                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    The Group
----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   43,001            48,107
----------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                               60,173            47,716
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   103,174            95,823
----------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                    3,157             6,923
----------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                2,088             3,432
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     5,245            10,355
----------------------------------------------------------------------------------------------------------------------------
    The Company
----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   28,143            32,210
----------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                               37,619            36,029
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    65,762            68,239
----------------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 189 million for the year ended 31 December 2004 (2003: RMB 97 million).

    Estimated future annual payments are as follows:

                                                                     The Group                          The Company
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                                 90                87                60                69
----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                      120               117                85                88
----------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                     75                87                47                54
----------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                    67                72                55                42
----------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                     74                65                64                52
----------------------------------------------------------------------------------------------------------------------------
    After five years                                               279               361               143               212
----------------------------------------------------------------------------------------------------------------------------
    Total                                                          705               789               454               517
----------------------------------------------------------------------------------------------------------------------------

44  CONTINGENT LIABILITIES

    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 31 December 2004, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

                                                                       The Group                          The Company
                                                                    2004              2003              2004              2003
                                                            RMB millions      RMB millions      RMB millions      RMB millions
       Subsidiaries                                                   --                --             2,656               173
------------------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                  4,828             4,955            12,059            12,084
------------------------------------------------------------------------------------------------------------------------------
       Total                                                       4,828             4,955            14,715            12,257
------------------------------------------------------------------------------------------------------------------------------

    The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2004 and 31 December 2003, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued relating to the Company's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 248 million for the year ended 31 December 2004 (2003: RMB 245 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

45  SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

    (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                                2004              2003
                                                                                        RMB millions      RMB millions
    Income from principal operations
----------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                         16,109            14,936
----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                    59,914            47,287
----------------------------------------------------------------------------------------------------------------------
                                                                                              76,023            62,223
----------------------------------------------------------------------------------------------------------------------
    Refining
----------------------------------------------------------------------------------------------------------------------
       External sales                                                                         71,333            57,887
----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                   281,215           208,366
----------------------------------------------------------------------------------------------------------------------
                                                                                             352,548           266,253
----------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
----------------------------------------------------------------------------------------------------------------------
       External sales                                                                        342,840           238,210
----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                     2,831             2,602
----------------------------------------------------------------------------------------------------------------------
                                                                                             345,671           240,812
----------------------------------------------------------------------------------------------------------------------
    Chemicals
----------------------------------------------------------------------------------------------------------------------
       External sales                                                                        112,078            74,919
----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                    10,040             7,415
----------------------------------------------------------------------------------------------------------------------
                                                                                             122,118            82,334
----------------------------------------------------------------------------------------------------------------------
    Others
----------------------------------------------------------------------------------------------------------------------
       External sales                                                                         48,272            31,239
----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                    30,873            29,361
----------------------------------------------------------------------------------------------------------------------
                                                                                              79,145            60,600
----------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                      (384,873)         (295,031)
----------------------------------------------------------------------------------------------------------------------
    Income from principal operations                                                         590,632           417,191
----------------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges
----------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                36,073            31,596
----------------------------------------------------------------------------------------------------------------------
    Refining                                                                                 340,360           254,360
----------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                               306,309           210,456
----------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                 96,994            73,116
----------------------------------------------------------------------------------------------------------------------
    Others                                                                                    78,410            59,984
----------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                                              (382,736)         (293,037)
----------------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges                                                475,410           336,475
    Profit from principal operations
----------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                37,997            28,785
----------------------------------------------------------------------------------------------------------------------
    Refining                                                                                  12,005            11,741
----------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                39,362            30,356
----------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                 25,123             9,218
----------------------------------------------------------------------------------------------------------------------
    Others                                                                                       735               616
----------------------------------------------------------------------------------------------------------------------
    Profit from principal operations                                                         115,222            80,716
----------------------------------------------------------------------------------------------------------------------

46  POST BALANCE SHEET EVENTS
    On 29 December 2004, the Group announced its proposal to privatise Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"), a non-wholly owned subsidiary in which the Group holds approximately 70% of the equity interests. According to the proposal, the Group will acquire the entire 1,012,000,000 H shares, representing approximately 30% of the issued share capital of Beijing Yanhua at HK$ 3.80 per share. The total consideration required to be paid by the Group was approximately HK$ 3,846 million which will be settled in cash.

    Pursuant to the resolution passed in the Special General Meeting of Beijing Yanhua on 4 March 2005, the shareholders of the H shares in Beijing Yanhua agreed to dispose of and sell their shares in Beijing Yanhua to the Group at the above mentioned price, subject to the approval from the relevant PRC governmental and regulatory bodies.

47  ITEMS UNDER NON-OPERATING PROFITS/LOSSES
    Pursuant to "Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1?Extraordinary gain and loss" (2004 revised), the extraordinary gains and losses of the Group are as follows:

                                                                                                         2004              2003
                                                                                                 RMB millions      RMB millions
    Items under non-operating profits/losses for the year:
-------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                                                                    4,304             3,459
-------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                                           919             1,014
-------------------------------------------------------------------------------------------------------------------------------
    Donations                                                                                             275               132
-------------------------------------------------------------------------------------------------------------------------------
    (Gain)/loss on disposal of long-term equity investments                                                (2)               23
-------------------------------------------------------------------------------------------------------------------------------
    Other non-operating income and expenses, excluding impairment losses on long-lived assets             380               497
-------------------------------------------------------------------------------------------------------------------------------
    Written back of provisions for impairment losses in previous years                                   (322)             (205)
-------------------------------------------------------------------------------------------------------------------------------
    Tax effect                                                                                         (1,833)           (1,624)
-------------------------------------------------------------------------------------------------------------------------------
    Total                                                                                               3,721             3,296
-------------------------------------------------------------------------------------------------------------------------------


48  OTHER SIGNIFICANT EVENTS
    The Group had no any other significant event required to disclose as at the approval date of these financial statements.

REPORT OF THE INTERNATIONAL AUDITORS

KPMG [LOGO GRAPHIC OMITTED]

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 127 to 158 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.



KPMG
Certified Public Accountants
Hong Kong, China, 25 March 2005

(B) FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") CONSOLIDATED INCOME STATEMENT for the year ended 31 December 2004
     (Amounts in millions, except per share data)

                                                                                Note                    2004              2003
                                                                                                         RMB               RMB
Turnover and other operating revenues
------------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                      3                  597,197           429,949
------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                      4                   22,586            19,052
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     619,783           449,001
------------------------------------------------------------------------------------------------------------------------------
Operating expenses
------------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                               (443,590)         (313,238)
------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                  5                  (31,843)          (27,228)
------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                         (32,342)          (27,951)
------------------------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                                         (6,396)           (6,133)
------------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                            6                  (18,634)          (16,972)
------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                   7                     (919)           (1,040)
    Taxes other than income tax                                                   8                  (16,324)          (13,581)
------------------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                 9                   (6,666)           (3,975)
------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                                     (556,714)         (410,118)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                      63,069            38,883
------------------------------------------------------------------------------------------------------------------------------
Finance costs
------------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                             10                   (4,583)           (4,365)
------------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                      374               322
------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                                             (223)             (450)
------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                                                61                30
------------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                              (4,371)           (4,463)
------------------------------------------------------------------------------------------------------------------------------
Gain from issuance of shares by a subsidiary                                                               --               136
------------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                        111                89
Share of profits less losses from associates                                                             797               396
------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities before taxation                                                       59,606            35,041
------------------------------------------------------------------------------------------------------------------------------
Taxation                                                                         11                  (17,815)          (10,645)
------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities after taxation                                                        41,791            24,396
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                    (5,772)           (1,972)
------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                                                                   36,019            22,424
------------------------------------------------------------------------------------------------------------------------------

Basic earnings per share                                                         15                     0.42              0.26
------------------------------------------------------------------------------------------------------------------------------

Dividends attributable to the year:                                              16
------------------------------------------------------------------------------------------------------------------------------
Interim dividend declared during the year                                                              3,468             2,601
------------------------------------------------------------------------------------------------------------------------------
Final dividend proposed after the balance sheet date                                                   6,936             5,202
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      10,404             7,803


The notes on pages 133 to 158 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December 2004
(Amounts in millions)

                                                                               Note                    2004              2003
                                                                                                        RMB               RMB
Non-current assets
-----------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                               17                  284,123           270,731
-----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                    18                   46,185            29,354
-----------------------------------------------------------------------------------------------------------------------------
    Investments                                                                 20                    2,538             2,709
-----------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                     21                   10,222             8,121
-----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                         27                    4,558             3,067
-----------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                                                   750               810
-----------------------------------------------------------------------------------------------------------------------------
    Long-term prepayments and other assets                                      23                    5,947             2,353
-----------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                            354,323           317,145
-----------------------------------------------------------------------------------------------------------------------------
Current assets
-----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                        16,381            16,263
-----------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                         1,899             2,184
-----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                   24                    9,756             9,479
-----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                            24                    7,812             6,283
-----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                 25                   64,329            47,916
-----------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                   26                   20,094            20,914
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                120,271           103,039
-----------------------------------------------------------------------------------------------------------------------------
Current liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                            28                   32,307            29,181
-----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                    28                    8,714             4,865
-----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                      29                   23,792            23,319
-----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                               29                   30,797            24,267
-----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                         30                   45,276            43,561
-----------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                                5,391             4,079
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           146,277           129,272
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                             (26,006)          (26,233)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                               328,317           290,912
-----------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                             28                   60,822            48,257
-----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                    28                   36,765            39,039
-----------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                    27                    5,636             4,599
-----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                 1,008             1,451
-----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                       104,231            93,346
-----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                   31,046            26,051
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                          193,040           171,515
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------
Share capital                                                                   31                   86,702            86,702
-----------------------------------------------------------------------------------------------------------------------------
Reserves                                                                                            106,338            84,813
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    193,040           171,515
-----------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 25 March 2005

CHEN TONGHAI                      WANG JIMING                              ZHANG JIAREN
Chairman                          Vice Chairman and President              Director, Senior Vice President and
                                                                           Chief Financial Officer


The notes on pages 133 to 158 form part of these financial statements.

BALANCE SHEET
at 31 December 2004
(Amounts in millions)

                                                                                Note                    2004              2003
                                                                                                         RMB               RMB
Non-current assets
------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                17                  158,011           143,274
------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                     18                   28,948            20,631
------------------------------------------------------------------------------------------------------------------------------
    Interests in subsidiaries                                                    19                  118,451            96,707
------------------------------------------------------------------------------------------------------------------------------
    Investments                                                                  20                      158               605
------------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                      21                    7,540             5,983
------------------------------------------------------------------------------------------------------------------------------
    Interests in jointly controlled entities                                     22                    3,568             1,043
------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                          27                    3,724             2,196
------------------------------------------------------------------------------------------------------------------------------
    Long-term prepayments and other assets                                       23                    3,660             1,519
------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                             324,060           271,958
------------------------------------------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                          6,051             7,259
------------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                            248               236
------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                    24                    8,245             7,311
------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                             24                    1,597             1,612
------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                  25                   34,044            24,736
------------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                    26                   26,471            29,407
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  76,656            70,561
------------------------------------------------------------------------------------------------------------------------------
Current liabilities
------------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                             28                   20,033            15,071
------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                     28                    7,727             3,265
------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                       29                   21,137            18,646
------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                29                   21,589            18,170
------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                          30                   45,565            35,337
------------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                                 3,142             2,014
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                            119,193            92,503
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                              (42,537)         (21,942)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                281,523           250,016
------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
------------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                              28                   49,515            37,169
------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                     28                   36,317            38,954
------------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                     27                    2,025             1,425
------------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                    626               953
------------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                         88,483            78,501
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                           193,040           171,515
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
Share capital                                                                    31                   86,702            86,702
------------------------------------------------------------------------------------------------------------------------------
Reserves                                                                                             106,338            84,813
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     193,040           171,515
------------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 25 March 2005

CHEN TONGHAI                              WANG JIMING                              ZHANG JIAREN
Chairman                                  Vice Chairman and President              Director, Senior Vice President and
                                                                                   Chief Financial Officer

The notes on pages 133 to 158 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2004
(Amounts in millions)

                                                                              Note                    2004              2003
                                                                                                       RMB               RMB
Cash flows from operating activities                                           (a)                  69,081            62,097
----------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                            (67,583)          (44,434)
----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities                                              (6,035)           (4,107)
----------------------------------------------------------------------------------------------------------------------------
    Purchase of investments and investments in associates                                           (1,162)           (1,519)
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of investments and investments in associates                                186               141
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of property, plant and equipment                                            317               400
----------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                           (1,932)           (2,871)
----------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                            2,217             1,700
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                              (73,992)          (50,690)
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                             399,440           235,163
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                                3,014             1,450
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of corporate bonds, net of issuing expenses                               3,472                --
    Repayments of bank and other loans                                                            (388,809)         (243,503)
----------------------------------------------------------------------------------------------------------------------------
    Distributions to minority interests                                                               (775)             (360)
----------------------------------------------------------------------------------------------------------------------------
    Contributions from minority interests                                                            1,008               580
----------------------------------------------------------------------------------------------------------------------------
    Dividend paid                                                                                   (8,670)           (7,803)
----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalent distributed to Sinopec Group Company                                   (3,652)               --
----------------------------------------------------------------------------------------------------------------------------
Net cash from/(used in) financing activities                                                         5,028           (14,473)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                                   117            (3,066)
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                          1                 5
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the year                                                  16,263            19,324
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                                                        16,381            16,263
----------------------------------------------------------------------------------------------------------------------------


The notes on pages 133 to 158 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2004
(Amounts in millions)

(a) Reconciliation of profit from ordinary activities before taxation to cash flows from operating activities

                                                                                                       2004              2003
                                                                                                        RMB               RMB
    Profit from ordinary activities before taxation                                                  59,606            35,041
-----------------------------------------------------------------------------------------------------------------------------
    Adjustments for:
-----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                         32,342            27,951
-----------------------------------------------------------------------------------------------------------------------------
    Dry hole costs                                                                                    2,976             2,789
-----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates                                                       (797)             (396)
-----------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                  (111)              (89)
-----------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                    (374)             (322)
-----------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                                  4,583             4,365
-----------------------------------------------------------------------------------------------------------------------------
    Gain from issuance of shares by a subsidiary                                                          --              (136)
-----------------------------------------------------------------------------------------------------------------------------
    Unrealised foreign exchange losses                                                                  150               289
-----------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                                            1,686             2,238
-----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets                                                            3,919               877
-----------------------------------------------------------------------------------------------------------------------------
    (Increase)/decrease in trade accounts receivable                                                   (494)            1,487
-----------------------------------------------------------------------------------------------------------------------------
    Increase in bills receivable                                                                     (1,529)           (1,031)
-----------------------------------------------------------------------------------------------------------------------------
    (Increase)/decrease in inventories                                                              (16,526)              449
-----------------------------------------------------------------------------------------------------------------------------
    Decrease in prepaid expenses and other current assets                                             3,022               981
-----------------------------------------------------------------------------------------------------------------------------
    Decrease in lease prepayments                                                                        60                19
-----------------------------------------------------------------------------------------------------------------------------
    Increase in long-term prepayments and other assets                                               (4,199)             (781)
-----------------------------------------------------------------------------------------------------------------------------
    Increase in trade accounts payable                                                                  599             3,283
-----------------------------------------------------------------------------------------------------------------------------
    Increase/(decrease) in bills payable                                                              6,530            (6,544)
-----------------------------------------------------------------------------------------------------------------------------
    (Decrease)/increase in accrued expenses and other payables                                         (391)            5,715
-----------------------------------------------------------------------------------------------------------------------------
    (Decrease)/increase in other liabilities                                                           (334)               38
-----------------------------------------------------------------------------------------------------------------------------
    Cash generated from operations                                                                   90,718            76,223
-----------------------------------------------------------------------------------------------------------------------------
    Interest received                                                                                   374               313
-----------------------------------------------------------------------------------------------------------------------------
    Interest paid                                                                                    (5,450)           (5,392)
-----------------------------------------------------------------------------------------------------------------------------
    Investment and dividend income received                                                             322               449
-----------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                 (16,883)           (9,496)
-----------------------------------------------------------------------------------------------------------------------------
    Cash flows from operating activities                                                             69,081            62,097
-----------------------------------------------------------------------------------------------------------------------------


The notes on pages 133 to 158 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS for the year ended 31 December 2004 (Amounts in millions, except per share data)

                                                                                  Statutory  Discre-
                                                                         Statutory   public  tionary
                                      Share  Capital     ShareRevaluation surplus   welfare  surplus     Other  Retained
                                    capital  reserve   premium  reserve   reserve      fund  reserve  reserves  earnings    Total
                                        RMB      RMB       RMB      RMB       RMB       RMB      RMB       RMB       RMB      RMB
Shareholders' funds at 1
  January 2003, as previously
  reported                           86,702   (18,878)  18,072   31,641     4,429     4,429    7,000     9,579    20,849  163,823
---------------------------------------------------------------------------------------------------------------------------------
Adjusted for acquisition of the
  Acquired Group                         --        --       --       --        --        --       --     2,954        --    2,954
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 1 January
  2003, as adjusted                  86,702   (18,878)  18,072   31,641     4,429     4,429    7,000    12,533    20,849  166,777
---------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2002 (Note 16)        --        --       --        --       --        --       --        --    (5,202)  (5,202)
---------------------------------------------------------------------------------------------------------------------------------
Interim dividend for 2003 (Note 16)      --        --       --        --       --        --       --        --    (2,601)  (2,601)
---------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders      --        --       --        --       --        --       --        --    22,424   22,424
---------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a) and (b))         --        --       --        --    1,901     1,901       --        --    (3,802)      --
---------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised             --        --       --    (1,316)      --        --       --        --     1,316       --
Revaluation surplus of Refining
  Assets                                 --       (82)      --        16       --        --       --        82        --       16
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax effect of surplus
  on land use rights (Note 27)           --        --       --        --       --        --       --        16        --       16
---------------------------------------------------------------------------------------------------------------------------------
Realisation of deferred tax on
  land use rights                        --        --       --        --       --        --       --        (5)        5       --
---------------------------------------------------------------------------------------------------------------------------------
Transfer from retained earnings
  to other reserves                      --        --       --        --       --        --       --     1,157    (1,157)
--
---------------------------------------------------------------------------------------------------------------------------------
Net assets distributed to Sinopec
  Group Company (Note (e))               --        --       --        --       --        --       --    (6,263)       --   (6,263)
---------------------------------------------------------------------------------------------------------------------------------
Consideration for Acquisitions of
  Ethylene Assets and Refining Assets
  (Note 1)                               --        --       --        --       --        --       --    (3,652)       --   (3,652)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 31
  December 2003                      86,702   (18,960)  18,072    30,341    6,330     6,330    7,000     3,868    31,832  171,515
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at
  1 January 2004                     86,702   (18,960)  18,072    30,341    6,330     6,330    7,000     3,868    31,832  171,515
---------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2003 (Note 16)        --        --       --        --       --        --       --        --    (5,202)  (5,202)
---------------------------------------------------------------------------------------------------------------------------------
Interim dividend for 2004 (Note 16)      --        --       --        --       --        --       --        --    (3,468)  (3,468)
---------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders      --        --       --        --       --        --       --        --    36,019   36,019
---------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a) and (b))         --        --       --        --    3,228     3,228       --        --    (6,456)      --
---------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised             --        --       --    (1,891)      --        --       --        --     1,891       --
---------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus of Petrochemical
  and Catalyst Assets                    --      (257)      --       257       --        --       --       257        --      257
---------------------------------------------------------------------------------------------------------------------------------
Realisation of deferred tax on land
  use rights                             --        --         --      --       --        --       --        (5)        5       --
---------------------------------------------------------------------------------------------------------------------------------
Impairment losses on revalued assets
  (Note 9)                               --        --         --    (709)      --        --       --        --        --     (709)
---------------------------------------------------------------------------------------------------------------------------------
Transfer from retained earnings to
  other reserves                         --        --         --      --       --        --       --     1,499    (1,499)      --
---------------------------------------------------------------------------------------------------------------------------------
Net assets distributed to Sinopec
  Group Company (Note (e))               --        --         --      --       --        --       --    (2,244)       --   (2,244)
---------------------------------------------------------------------------------------------------------------------------------
Consideration for Acquisition of
  Petrochemical and Catalyst Assets
  (Note 1)                               --        --         --      --       --        --       --    (3,128)       --   (3,128)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at
  31 December 2004                   86,702   (19,217)    18,072  27,998    9,558     9,558    7,000       247    53,122  193,040
---------------------------------------------------------------------------------------------------------------------------------

Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2004, the Company transferred RMB 3,228 million (2003: RMB 1,901 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, the Board of Directors was authorised to determine the amount of the transfer for the six-month period ended 30 June 2004. The directors authorised the transfer of RMB 1,504 million (2003: RMB 977 million), being 10% of the net profit for the six-month period ended 30 June 2004 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

    The directors authorised the transfer of RMB 1,724 million (2003: RMB 924 million), subject to the shareholders' approval, being 10% of the net profit for the six-month period ended 31 December 2004 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2004, the amount of retained profits available for distribution was RMB 37,124 million (2003: RMB 19,732 million), being the amount determined in accordance with the PRC Accounting Rules and Regulations. Final dividend of RMB 6,936 million (2003: RMB 5,202 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e) These represent net assets contributed from and distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended 31 December 2004 primarily represent certain assets retained by Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets. The net assets distributed to Sinopec Group Company during the year ended 31 December 2003 primarily represent certain assets retained by Sinopec Group Company in connection with the Acquisition of Ethylene Assets and the Acquisition of Refining Assets. These transactions were recorded at historical cost and was reflected as changes in other reserves in the year the acquisitions occurred.

(f) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants.

(g) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

The notes on pages 133 to 158 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2004

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to
    (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition of Sinopec National Star").

    Pursuant to the resolution passed at the Directors' meeting on 28 October 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion, which was paid in 2004 (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Directors' meeting on 29 December 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 million and RMB 135 million, respectively which were paid in 2004 (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical"), Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical"), Zhongyuan Petrochemical Company Limited. ("Zhongyuan Petrochemical"), Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical") and certain catalyst plants ("Catalyst Plants") from Sinopec Group Company for a total consideration of RMB 3,128 million (hereinafter referred to as the "Acquisition of Petrochemical and Catalyst Assets").

    As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, the Acquisition of Ethylene Assets, the Acquisition of Refining Assets and the Acquisition of Petrochemical and Catalyst Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the shareholders' funds. The considerations for these acquisitions were treated as equity transactions.

    The financial condition and results of operations previously reported by the Group as at and for the year ended 31 December 2003 have been restated to include the results of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants (collectively the "Acquired Group") as set out below.


                                           The Group
                                         without the      The Acquired
                                      Acquired Group             Group          Combined
                                        RMB millions      RMB millions      RMB millions
    Results of operations:
    -------------------------------------------------------------------------------------
       Operating revenue                     443,136             5,865           449,001
    -------------------------------------------------------------------------------------
       Net income                             21,593               831            22,424
       Basic earnings per share (RMB)           0.25              0.01              0.26
    -------------------------------------------------------------------------------------
    Financial condition:
    -------------------------------------------------------------------------------------
       Current assets                         99,328             3,711           103,039
    -------------------------------------------------------------------------------------
       Total assets                          400,818            19,366           420,184
       Current liabilities                   122,005             7,267           129,272
    -------------------------------------------------------------------------------------
       Total liabilities                     207,053            15,565           222,618
    -------------------------------------------------------------------------------------
       Net assets                            167,899             3,616           171,515
   -------------------------------------------------------------------------------------

    For the years presented, all significant balances and transactions between the Group and the Acquired Group have been eliminated.

    The accompanying financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 17). The accounting policies described in Note 2 have been consistently applied by the Group.

    The International Accounting Standards Board has issued a number of new and revised IFRS and IAS ("new IFRS") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new IFRS in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new IFRS but is not yet in a position to state whether these new IFRS would have a significant impact on its results of operations and financial position.

    The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2   PRINCIPAL ACCOUNTING POLICIES

    (a)  Basis of consolidation
         The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

         The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

         The particulars of the Group's principal subsidiaries are set out in
         Note 36.

    (b)  Translation of foreign currencies
         The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

         Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c)  Cash and cash equivalents
         Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)  Trade accounts receivable
         Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e)  Inventories
         Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

         Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)  Property, plant and equipment
         An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 17), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the year in which it is incurred.

         Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

         Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

         Buildings                                               15 to 45 years
         Plant, machinery, equipment, oil depots and others       4 to 18 years
         Service stations                                              25 years

    (g)  Oil and gas properties
         The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

         Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)  Lease prepayments
         Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

    (i)  Construction in progress

         Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

         Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

         No depreciation is provided in respect of construction in progress.

    (j)  Investments
         Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (k)  Interests in associates
         An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

         Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

    (l)  Jointly controlled entities
         A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

         The Group's interests in jointly controlled entities are accounted for on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expenses caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet.

    (m)  Provisions
         A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (n)  Revenue recognition
         Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

         Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (o)  Borrowing costs
         Borrowing costs are expensed in the income statement in the year in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p)  Repairs and maintenance expenditure
         Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (q)  Environmental expenditures
         Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

         Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (r)  Research and development costs
         Research and development costs are recognised as expenses in the year in which they are incurred.

    (s)  Operating leases
         Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t)  Retirement benefits
         The contributions payable under the Group's retirement plans are charged to the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 34.

    (u)  Impairment loss
         The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

         The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (v)  Income tax
         Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

         The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (w)  Dividends
         Dividends are recognised as a liability in the period in which they are declared.

    (x)  Segmental reporting
         A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES


                                                                                               The Group
                                                                                            2004              2003
                                                                                    RMB millions      RMB millions

    Sale of materials, service and others                                                 22,213            18,653
    ---------------------------------------------------------------------------------------------------------------
    Rental income                                                                            373               399
    ---------------------------------------------------------------------------------------------------------------
                                                                                          22,586            19,052
    ---------------------------------------------------------------------------------------------------------------


5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:

                                                                                               The Group
                                                                                            2004              2003
                                                                                    RMB millions      RMB millions

    Research and development costs                                                         1,518             2,122
    ---------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                                4,288             3,601
    ---------------------------------------------------------------------------------------------------------------
    Auditors' remuneration
    ---------------------------------------------------------------------------------------------------------------
       -- audit services                                                                      80                92
    ---------------------------------------------------------------------------------------------------------------
       -- other services                                                                      --                 3
    ---------------------------------------------------------------------------------------------------------------

6   PERSONNEL EXPENSES

                                                                                               The Group
                                                                                            2004              2003
                                                                                    RMB millions      RMB millions

    Wages and salaries                                                                    13,589            12,468
    ---------------------------------------------------------------------------------------------------------------
    Staff welfare                                                                          1,772             1,624
    ---------------------------------------------------------------------------------------------------------------
    Contributions to retirement schemes                                                    2,242             1,882
    ---------------------------------------------------------------------------------------------------------------
    Social security contributions                                                          1,031               998
    ---------------------------------------------------------------------------------------------------------------
                                                                                          18,634            16,972
    ---------------------------------------------------------------------------------------------------------------

7   EMPLOYEE REDUCTION EXPENSES
    During the year ended 31 December 2004, in accordance with the Group's voluntary employee reduction plan, and in connection with the Acquisition of Petrochemical and Catalyst Assets from and Disposal of Downhole Assets to Sinopec Group Company, the Group recorded employee reduction expenses of RMB 919 million (2003: RMB 1,040 million) relating to the reduction of approximately 24,000 employees (2003: 21,500 employees).

8   TAXES OTHER THAN INCOME TAX


                                                                                        The Group
                                                                                     2004              2003
                                                                             RMB millions      RMB millions

    Consumption tax                                                                11,920             9,898
    --------------------------------------------------------------------------------------------------------
    City construction tax                                                           2,533             2,078
    --------------------------------------------------------------------------------------------------------
    Education surcharge                                                             1,255               995
    --------------------------------------------------------------------------------------------------------
    Resources tax                                                                     452               434
    --------------------------------------------------------------------------------------------------------
    Business tax                                                                      164               176
    --------------------------------------------------------------------------------------------------------
                                                                                   16,324            13,581
    --------------------------------------------------------------------------------------------------------

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.


9   OTHER OPERATING EXPENSES, NET
                                                                               The Group
                                                                            2004              2003
                                                                    RMB millions      RMB millions

    Fines, penalties and compensations                                       277               165
    -----------------------------------------------------------------------------------------------
    Donations                                                                290               152
    -----------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                 1,686             2,238
    -----------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets (Note)                          3,919               877
    -----------------------------------------------------------------------------------------------
    Others                                                                   494               543
    -----------------------------------------------------------------------------------------------
                                                                           6,666             3,975
    -----------------------------------------------------------------------------------------------

    Note:

    Impairment losses recognised on long-lived assets of the refining and chemicals segment of RMB
    14 million (2003: RMB 114 million) and RMB 2,747 million (2003: RMB 453 million) for the year ended 31 December 2004 relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows. An amount of RMB 2,052 million (2003: RMB 567 million) was charged to the income statement with the remaining amount of RMB 709 million (2003: RMB nil) in the chemicals segment recognised directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Impairment losses recognised on long-lived assets of the marketing and distribution segment of
    RMB 1,769 million (2003: RMB nil) for the year ended 31 December 2004 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

    The factors resulting in the exploration and production ("E&P") segment impairment losses of
    RMB 98 million for the year ended 31 December 2004 (2003: RMB 310 million) were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

10  INTEREST EXPENSE

                                                                                        The Group
                                                                                     2004              2003
                                                                             RMB millions      RMB millions

    Interest expense incurred                                                       5,491             5,316
    --------------------------------------------------------------------------------------------------------
    Less: Interest expense capitalised*                                              (908)             (951)
    --------------------------------------------------------------------------------------------------------
                                                                                    4,583             4,365
    --------------------------------------------------------------------------------------------------------
    * Interest rates per annum at which borrowing costs were                  3.1% to 6.0%      3.1% to 6.1%
      capitalised for construction  in progress
    --------------------------------------------------------------------------------------------------------

11  TAXATION
    Taxation in the consolidated income statement represents:

                                                                                        The Group
                                                                                     2004              2003
                                                                             RMB millions      RMB millions

    Provision for PRC income tax
    --------------------------------------------------------------------------------------------------------
       -- the Group                                                                18,195            10,868
    --------------------------------------------------------------------------------------------------------
       -- associates                                                                  340               148
    --------------------------------------------------------------------------------------------------------
    Deferred taxation (Note 27)                                                      (720)             (371)
    --------------------------------------------------------------------------------------------------------
                                                                                   17,815            10,645
    --------------------------------------------------------------------------------------------------------


    A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                                         The Group
                                                                                      2004              2003
                                                                              RMB millions      RMB millions

    Profit from ordinary activities before taxation                                 59,606            35,041
    ---------------------------------------------------------------------------------------------------------
    Expected PRC income tax expense at a statutory tax rate of 33%                  19,670            11,564
    ---------------------------------------------------------------------------------------------------------
    Non-deductible expenses                                                            812               639
    ---------------------------------------------------------------------------------------------------------
    Non-taxable income                                                                (216)             (231)
    ---------------------------------------------------------------------------------------------------------
    Differential tax rate on subsidiaries' income (Note)                            (2,408)           (1,232)
    ---------------------------------------------------------------------------------------------------------
    Tax losses not recognised for deferred tax                                         409               248
    ---------------------------------------------------------------------------------------------------------
    Under-provision in prior years                                                      94                79
    ---------------------------------------------------------------------------------------------------------
    Other                                                                             (546)             (422)
    ---------------------------------------------------------------------------------------------------------
                                                                                    17,815            10,645
    ---------------------------------------------------------------------------------------------------------

    Substantially all income before income tax and related tax expense is from PRC sources.


    Note:

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

12  DIRECTORS' AND SUPERVISORS' EMOLUMENTS
    Directors' and supervisors' emoluments are as follows:

                                                       2004              2003
                                                    RMB'000           RMB'000

    Fees                                                147               165
    --------------------------------------------------------------------------
    Salaries and other emoluments                     3,850             2,875
    --------------------------------------------------------------------------
    Retirement scheme contributions                     202               178
    --------------------------------------------------------------------------
                                                      4,199             3,218
    --------------------------------------------------------------------------

    Included in the directors' and supervisors' emoluments were fees of RMB 141,000 (2003: RMB 165,000) paid to the independent non-executive directors and the independent supervisors during the year ended 31 December 2004.

    An analysis of directors' and supervisors' emoluments by number of directors and supervisors and emolument range is as follows:

                                                       2004              2003
                                                     Number            Number

    Nil to HK$ 1,000,000                                 26                25
    --------------------------------------------------------------------------


13  SENIOR MANAGEMENT'S EMOLUMENTS
    For the year ended 31 December 2004, of the five highest paid individuals, one is a director whose emoluments are disclosed in Note 12. The aggregate of the emoluments in respect of the five highest paid individuals are as follows:

                                                         2004              2003
                                                      RMB'000           RMB'000

    Salaries and other emoluments                       1,622             1,428
    ----------------------------------------------------------------------------
    Retirement scheme contributions                        65                89
    ----------------------------------------------------------------------------
                                                        1,687             1,517
    ----------------------------------------------------------------------------

    An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument range is as follows:

                                                         2004              2003
                                                       Number            Number

    Nil to HK$ 1,000,000                                    5                 5
    ----------------------------------------------------------------------------

14  PROFIT ATTRIBUTABLE TO SHAREHOLDERS
    The profit attributable to shareholders includes a profit of RMB 36,019 million (2003: RMB 22,424 million) which has been dealt with in the financial statements of the Company.

15  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the year ended 31 December 2004 is based on the profit attributable to shareholders of RMB 36,019 million (2003: RMB 22,424 million) divided by the weighted average number of shares of 86,702,439,000 (2003: 86,702,439,000) during the year.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years presented.

16  DIVIDENDS
    Dividends attributable to the year represent:

                                                          2004            2003
                                                  RMB millions    RMB millions

    Dividends declared and paid during
    the year of RMB 0.04 per share
   (2003: RMB 0.03 per share)                          3,468           2,601
    ----------------------------------------------------------------------------
    Dividends proposed after the balance
    sheet date of RMB 0.08 per share
    (2003: RMB 0.06 per share)                         6,936           5,202
     ---------------------------------------------------------------------------
                                                      10,404           7,803
     ---------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, the Board of Directors was authorised to declare the interim dividends for the year ended 31 December 2004. According to the resolution passed at the Directors' meeting on 27 August 2004, an interim dividend of RMB 0.04 (2003: RMB 0.03) per share totalling RMB 3,468 million (2003: RMB 2,601 million) was declared and paid on 30 September 2004.

    Pursuant to a resolution passed at the Directors' meeting on 25 March 2005, a final dividend in respect of the year ended 31 December 2004 of RMB 0.08 (2003: RMB 0.06) per share totalling RMB 6,936 million (2003: RMB 5,202 million) was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 6,936 million (2003: RMB 5,202 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends attributable to the previous financial year, approved and paid during the year represent:

                                                        2004              2003
                                                RMB millions      RMB millions

    Final dividends in respect of the
    previous financial year, approved
    and paid during the year
    of RMB 0.06 per share
    (2003: RMB 0.06 per share)                        5,202             5,202
    --------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

17  PROPERTY, PLANT AND EQUIPMENT

    The Group - by segment:

                                    Exploration and                Marketing and                Corporate and
                                         production      Refining   distribution     Chemicals         others          Total
                                       RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB  millions
    Cost/valuation:
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                177,962       105,237         54,482       160,289          3,788       501,758
    Additions                                  1,402           793          1,555           314            169         4,233
    Transferred from construction
    in progress                               17,428        13,489          9,283         9,460            304        49,964
    --------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)                                     --           805          1,536            --             --         2,341
    --------------------------------------------------------------------------------------------------------------------------
    Revaluation                                   --            35             --           206             16           257
    --------------------------------------------------------------------------------------------------------------------------
    Disposals                                 (1,085)       (3,354)        (1,511)       (4,253)          (179)      (10,382)
    --------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                 (3,631)           --             --             --            --        (3,631)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection
           with the Acquisition of
           Petrochemical and Catalyst Assets      --           (95)            --        (2,794)            (6)       (2,895)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004              192,076       116,910         65,345       163,222          4,092       541,645
    --------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                 84,604        50,901         10,014        84,285          1,223       231,027
    --------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year          12,042         7,594          2,624         9,156            289        31,705
    --------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year                98            14          1,769         2,747             --         4,628
    --------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)                                     --           458             --             --            --           458
    --------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                   (942)       (2,323)          (942)       (3,157)          (103)       (7,467)
    --------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                 (1,774)           --             --            --             --        (1,774)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection with the Acquisition
           of Petrochemical and Catalyst
           Assets                                 --           (64)            --          (989)            (2)       (1,055)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004               94,028        56,580         13,465        92,042          1,407       257,522
    --------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------
    Net book value:
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                       98,048        60,330         51,880        71,180          2,685       284,123
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                       93,358        54,336         44,468        76,004          2,565       270,731
    --------------------------------------------------------------------------------------------------------------------------

    The Company - by segment:

                                         Exploration and                Marketing and               Corporate and
                                              production      Refining   distribution      Chemicals       others            Total
                                            RMB millions  RMB millions   millions RMB   millions RMB     millions RMB millions RMB
    Cost/valuation:
    -----------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                     62,555        72,523         52,999        61,488          2,807       252,372
    --------------------------------------------------------------------------------------------------------------------------
    Additions                                        437           706            459            55             72         1,729
    --------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in
    progress                                       9,056        11,035          8,320         2,205            304        30,920
    -----------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)                                         --           805          1,536            --             --         2,341
    --------------------------------------------------------------------------------------------------------------------------
    Transferred from a subsidiary                     --         5,158             --            --             --         5,158
    --------------------------------------------------------------------------------------------------------------------------
    Revaluation                                       --            35             --           206             16           257
    --------------------------------------------------------------------------------------------------------------------------
    Disposals                                       (361)       (2,101)        (1,331)       (1,301)          (123)       (5,217)
    --------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                     (2,103)           --             --            --             --        (2,103)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection
           with the Acquisition of
           Petrochemical
           and Catalyst Assets                        --           (95)            --        (2,794)            (6)       (2,895)
    -------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004                   69,584        88,066         61,983        59,859          3,070       282,562
    -------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    -------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                     28,732        36,633          9,640        33,139            954       109,098
    -------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year               4,707         4,728          2,320         2,724            188        14,667
    --------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year                    98            14          1,737         1,568             --         3,417
    -------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)                                         --           458             --            --             --           458
    -------------------------------------------------------------------------------------------------------------------------
    Transferred from a subsidiary                     --         2,682             --            --             --         2,682
    -------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                       (355)       (1,662)          (805)         (748)           (83)       (3,653)
    -------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                     (1,063)           --             --            --             --        (1,063)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection with the Acquisi-
           tion of Petrochemical and
           Catalyst Assets                            --           (64)            --          (989)            (2)       (1,055)
    ------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004                   32,119        42,789         12,892        35,694          1,057       124,551
    -----------------------------------------------------------------------------------------------------------------------------
    Net book value:
    -----------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                           37,465        45,277         49,091        24,165          2,013       158,011
    -----------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                           33,823        35,890         43,359        28,349          1,853       143,274
    -----------------------------------------------------------------------------------------------------------------------------


17  PROPERTY, PLANT AND EQUIPMENT
   (Continued)

   The Group - by asset class:


                                                                               Oil depots,         Plant,
                                                                             storage tanks     machinery,
                                                             Oil and gas       and service      equipment
                                                Buildings     properties          stations     and others             Total
                                             RMB millions   RMB millions      RMB millions   RMB millions      RMB millions

    Cost/valuation:
    -------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                 44,728           158,634            46,337           252,059           501,758
    --------------------------------------------------------------------------------------------------------------------------
    Additions                                    342               450             1,301             2,140             4,233
    --------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in
    progress                                   2,357            17,428            12,461            17,718            49,964
    -------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)                                     --                --             1,533               808             2,341
    --------------------------------------------------------------------------------------------------------------------------
    Revaluation                                    1                --                 --               256               257
    -------------------------------------------------------------------------------------------------------------------------
    Disposals                                   (927)             (586)           (1,099)           (7,770)          (10,382)
    -------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                    (97)           (2,362)                --            (1,172)           (3,631)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection with the Acquisi-
           tion of Petrochemical and
           Catalyst Assets                    (1,550)               --                 --            (1,345)           (2,895)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004               44,854           173,564            60,533           262,694           541,645
    --------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                 18,975            77,582             8,785           125,685           231,027
    --------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year           1,768             9,211             2,332            18,394            31,705
    --------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year               325                98             1,249             2,956             4,628
    --------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)           --                        --                --               458               458
    --------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                   (428)             (541)             (585)           (5,913)           (7,467)
    --------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                    (22)           (1,207)                --              (545)           (1,774)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection with the Acquisi-
           tion of Petrochemical and
           Catalyst Assets                      (310)               --                 --              (745)           (1,055)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004               20,308            85,143            11,781           140,290           257,522
    --------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------
    Net book value:
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                       24,546            88,421            48,752           122,404           284,123
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                       25,753            81,052            37,552           126,374           270,731
    --------------------------------------------------------------------------------------------------------------------------

    The Company - by asset class:

                                                                               Oil depots,         Plant,
                                                                             storage tanks     machinery,
                                                             Oil and gas       and service      equipment
                                                Buildings     properties          stations     and others             Total
                                             RMB millions   RMB millions      RMB millions   RMB millions      RMB millions

    Cost/valuation:
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                 26,487            54,288            44,974           126,623           252,372
    --------------------------------------------------------------------------------------------------------------------------
    Additions                                    253                43               248             1,185             1,729
    --------------------------------------------------------------------------------------------------------------------------
    Transferred from construction
    in progress                                1,248             8,854            11,715             9,103            30,920
    --------------------------------------------------------------------------------------------------------------------------
    Acquired from Sinopec Group Company
    (Note 33)                                     --                --             1,533               808             2,341
    --------------------------------------------------------------------------------------------------------------------------
    Transferred from a subsidiary                216                --                --             4,942             5,158
    --------------------------------------------------------------------------------------------------------------------------
    Revaluation                                    1                --                --               256               257
    --------------------------------------------------------------------------------------------------------------------------
    Disposals                                   (742)             (238)           (1,075)           (3,162)           (5,217)
    --------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                    (75)           (1,081)               --              (947)           (2,103)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection with the Acquisi-
           tion of Petrochemical and
           Catalyst Assets                    (1,550)               --                --            (1,345)           (2,895)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004               25,838            61,866            57,395           137,463           282,562
    --------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                  9,905            26,711             8,518            63,964           109,098
    --------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year           1,028             3,941             2,218             7,480            14,667
    --------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year               186                98             1,249             1,884             3,417
    Acquired from Sinopec Group Company
    (Note 33)                                     --                --                --               458               458
    --------------------------------------------------------------------------------------------------------------------------
    Transferred from a subsidiary                101                 --               --             2,581             2,682
    --------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                   (356)             (238)             (582)           (2,477)           (3,653)
    --------------------------------------------------------------------------------------------------------------------------
    Disposed to Sinopec Group Company
    (Note 33)                                    (17)             (578)               --              (468)           (1,063)
    --------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in
           connection with the Acquisi-
           tion of Petrochemical and
           Catalyst Assets                      (310)               --                --              (745)           (1,055)
    --------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004               10,537            29,934            11,403            72,677           124,551
    --------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------
    Net book value:
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                       15,301            31,932            45,992            64,786           158,011
    --------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                       16,582            27,577            36,456            62,659           143,274
    --------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

    In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interest.

    In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at 31 December 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at 31 October 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Petrochemical and Catalyst Assets, the property, plant and equipment of the Petrochemical and Catalyst Assets were revalued at 30 June 2004, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Petrochemical and Catalyst Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 11,895 million, which approximated the net historical carrying value of the assets.

    In accordance with IAS 16, subsequent to these revaluations, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 31 December 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

18  CONSTRUCTION IN PROGRESS

    The Group:

                                       Exploration and                Marketing and                Corporate and
                                            production      Refining   distribution     Chemicals         others          Total
                                          RMB millions  RMB millions   millions RMB   millions RMB      millions RMB millions RMB

    Balance at 1 January 2004                    5,535         8,470          7,941         6,957            451        29,354
    ---------------------------------------------------------------------------------------------------------------------------
    Additions                                   22,808        13,479         15,123        10,711          1,381        63,502
    ---------------------------------------------------------------------------------------------------------------------------
    Additions of jointly controlled entities     1,323            --             --         5,178             --         6,501
    ---------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in connec-
           tion with the Acquisition of
           Petrochemical and Catalyst Assets        --            (1)            --          (216)           (15)         (232)
    ---------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                  (2,976)           --             --            --             --        (2,976)
    ---------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and
    equipment                                  (17,428)      (13,489)        (9,283)       (9,460)          (304)      (49,964)
    ---------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004                  9,262         8,459         13,781        13,170          1,513        46,185
    ---------------------------------------------------------------------------------------------------------------------------

    The Group's proportionate share of the jointly controlled entities' construction in progress at 31 December 2004 in the E&P and the chemicals segments reflected in the above table were RMB 2,053 million (2003: RMB 3,812 million) and RMB 8,171 million (2003: RMB 2,993 million), respectively.

    The Company:

                                       Exploration and                Marketing and                Corporate and
                                            production      Refining   distribution      Chemicals        others            Total
                                          RMB millions  RMB millions   millions RMB   millions RMB  millions RMB     millions RMB


    Balance at 1 January 2004                    4,501         7,424          6,680         1,594            432        20,631
    ---------------------------------------------------------------------------------------------------------------------------
    Additions                                   13,346        10,497         11,911         4,442          1,381        41,577
    ---------------------------------------------------------------------------------------------------------------------------
    Transferred from a subsidiary                   --            76             --            --            --             76
    ---------------------------------------------------------------------------------------------------------------------------
    Less:  Amount distributed to
           Sinopec Group Company in connec-
           tion with the Acquisition of
           Petrochemical and Catalyst Assets        --            (1)            --          (216)           (15)         (232)
    ---------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                  (2,184)           --             --            --             --        (2,184)
    ---------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and
    equipment                                   (9,056)      (11,035)        (8,320)       (2,205)          (304)      (30,920)
    ---------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2004                  6,607         6,961         10,271         3,615          1,494        28,948
    ---------------------------------------------------------------------------------------------------------------------------

19  INTERESTS IN SUBSIDIARIES

                                                           The Company
                                                          2004              2003
                                                  RMB millions      RMB millions

    Share of net assets                                118,451            96,707
    ----------------------------------------------------------------------------


    Details of the Company's principal subsidiaries at 31 December 2004 are set out in Note 36.

20  INVESTMENTS


                                               The Group                          The Company
                                            2004              2003              2004              2003
                                    RMB millions      RMB millions      RMB millions      RMB millions

    Unlisted investments,
      at cost                          2,891             3,041               313               826
    ------------------------------------------------------------------------------------------------------
    Less: Provision for
      impairment losses                 (353)             (332)             (155)             (221)
    ------------------------------------------------------------------------------------------------------
                                       2,538             2,709               158               605
    ------------------------------------------------------------------------------------------------------


    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

21  INTERESTS IN ASSOCIATES


                                               The Group                          The Company
                                            2004              2003              2004              2003
                                    RMB millions      RMB millions      RMB millions      RMB millions

    Share of net assets               10,222             8,121             7,540             5,983
    ------------------------------------------------------------------------------------------------------

    The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:


                                                                                       Percentage of
                                                                             Percentage  equity held
                                     Form of                                  of equity       by the
                                     business       Particulars of issued   held by the    Company's
    Name of company                  structure      and paid up capital         Company  subsidiaries   Principal activities

                                                                                      %            %
    Shengli Oil Field Dynamic        Incorporated   364,027,608 ordinary          26.33           --    Exploration of crude oil
    Company Limited ("Dynamic")*                    shares of RMB 1.00 each                             and distribution of
                                                                                                        petrochemical products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan         Incorporated   480,793,320 ordinary          38.68           --    Trading of petroleum
    Petroleum Company Limited                       shares of RMB 1.00 each                             products and decoration
    ("Taishan")*                                                                                        of service gas stations
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance                  Incorporated   Registered capital            32.00         8.22   Provision of non-banking
    Company Limited                                 RMB 2,500,000,000                                  financial services
    -------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National      Incorporated   Registered capital            30.00           --   Exploration and production
    Gas Corporation                                 RMB 900,000,000                                    of crude oil and natural gas
    -------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited         Incorporated   Registered capital            30.00        10.00   Manufacturing and distribu-
                                                    RMB 8,793,000,000                                  tion of petrochemical
                                                                                                       products
    -------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical                Incorporated   Registered capital               --        38.26   Planning, development and
    Industry Park Development                       RMB 2,372,439,000                                  operation of the Chemical
    Company Limited                                                                                    Industry Park in Shanghai,
                                                                                                       the PRC
    -------------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec         Incorporated   Registered capital               --        50.00   Transportation of
    Suppliers Company Limited                       RMB 876,660,000                                    petroleum products
    -------------------------------------------------------------------------------------------------------------------------------

    *  Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange.
       Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 479 million (2003: RMB 783 million) and RMB
       1,516 million (2003: RMB 1,971 million) respectively at 31 December
       2004.

22  INTERESTS IN JOINTLY CONTROLLED ENTITIES

                                                           The Company

                                                          2004              2003
                                                  RMB millions      RMB millions

    Share of net assets                                  3,568             1,043
    ----------------------------------------------------------------------------

    The Group's investments in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC, the principal interests in jointly controlled entities are as follows:


                                                                                       Percentage of
                                                                             Percentage  equity held
                                     Form of                                  of equity       by the
                                     business       Particulars of issued   held by the    Company's
    Name of company                  structure      and paid up capital         Company subsidiaries   Principal activities
                                                                                      %            %

    Shanghai Secco Petrochemical     Incorporated   Registered capital            30.00        20.00   Manufacturing and distribu-
    Company Limited                                 USD 901,440,964                                    tion of petrochemical
                                                                                                       products
    -------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal   Incorporated   Registered capital            50.00           --   Manufacturing and distribu-
    Gasification Company Limited                    USD 45,588,700                                     tion of industrial gas
    -------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western Unincorporated        --                        --        43.00   Exploration  and  production
    Area Chengda in Bohai Bay                                                                          of crude oil and natural gas
    -------------------------------------------------------------------------------------------------------------------------------

    The Group's proportionate share of the jointly controlled entities' current and non-current assets, current and non-current liabilities, and turnover and expenses is not material to the Group's financial condition or results of operations for all years presented.

23  LONG-TERM PREPAYMENTS AND OTHER ASSETS
    Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software and catalysts.

24  TRADE ACCOUNTS AND BILLS RECEIVABLES

                                                             The Group                          The Company
                                                          2004              2003              2004              2003
                                                  RMB millions      RMB millions      RMB millions      RMB millions

    Third parties                                       10,989             9,820             5,179             5,074
    -----------------------------------------------------------------------------------------------------------------
    Subsidiaries                                            --                --             5,026             2,956
    -----------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow
    subsidiaries                                         2,349             2,928               858             1,712
    -----------------------------------------------------------------------------------------------------------------
    Associates                                              89                81                19                23
    -----------------------------------------------------------------------------------------------------------------
                                                        13,427            12,829            11,082             9,765
    -----------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts               (3,671)           (3,350)           (2,837)           (2,454)
    -----------------------------------------------------------------------------------------------------------------
                                                         9,756             9,479             8,245             7,311
    -----------------------------------------------------------------------------------------------------------------
    Bills receivable                                     7,812             6,283             1,597             1,612
    -----------------------------------------------------------------------------------------------------------------
                                                        17,568            15,762             9,842             8,923
    -----------------------------------------------------------------------------------------------------------------

     The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) is as follows:

                                                             The Group                          The Company
                                                          2004              2003              2004              2003
                                                  RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                                     16,968            14,641             9,425             8,264
    -----------------------------------------------------------------------------------------------------------------
    Between one and two years                              225               463               127               237
    --------------------------------------------------------------------------------------------------------------------------
    Between two and three years                            166               251                83               171
    -----------------------------------------------------------------------------------------------------------------
    Over three years                                       209               407               207               251
    -----------------------------------------------------------------------------------------------------------------
                                                        17,568            15,762             9,842             8,923
    -----------------------------------------------------------------------------------------------------------------

     Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

25  INVENTORIES

                                                             The Group                          The Company
                                                          2004              2003              2004              2003
                                                  RMB millions      RMB millions      RMB millions      RMB millions

    Crude oil and other raw materials                   32,562            24,295            14,544            10,894
    -----------------------------------------------------------------------------------------------------------------
    Work in progress                                     8,341             7,040             3,605             3,534
    --------------------------------------------------------------------------------------------------------------------------
    Finished goods                                      20,804            12,877            15,163             9,334
    -----------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                          3,528             4,305             1,126             1,265
    -----------------------------------------------------------------------------------------------------------------
                                                        65,235            48,517            34,438            25,027
    -----------------------------------------------------------------------------------------------------------------
    Less: Allowance for diminution in value
    of inventories                                        (906)             (601)             (394)             (291)
    -----------------------------------------------------------------------------------------------------------------
                                                        64,329            47,916            34,044            24,736
    -----------------------------------------------------------------------------------------------------------------

     At 31 December 2004, the carrying amount of the Group's and the Company's inventories carried at net realisable value amounted to RMB 1,624 million (2003: RMB 1,551 million) and 504 million (2003: RMB 878 million), respectively.

     The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 474,961 million for the year ended 31 December 2004 (2003: RMB 341,115 million).

26  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                             The Group                          The Company
                                                          2004              2003              2004              2003
                                                  RMB millions      RMB millions      RMB millions      RMB millions

    Advances to third parties                            1,600             2,726               740             1,342
    -----------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company
      and fellow subsidiaries                            5,585             9,409             5,002             8,476
    -----------------------------------------------------------------------------------------------------------------
    Amounts due from subsidiaries                           --                --            11,908            13,669
    -----------------------------------------------------------------------------------------------------------------
    Other receivables                                    2,161             1,830             1,223             1,179
    --------------------------------------------------------------------------------------------------------------------------
    Purchase deposits                                    2,547             2,588             2,059             1,429
    -----------------------------------------------------------------------------------------------------------------
    Prepayments in connection with con-
    struction work and equipment purchases               4,727             2,675             2,679             2,475
    --------------------------------------------------------------------------------------------------------------------------
    Prepaid value-added tax and customs duty             3,166             1,355             2,600               506
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                            308               331               260               331
    -----------------------------------------------------------------------------------------------------------------
                                                        20,094            20,914            26,471            29,407
    -----------------------------------------------------------------------------------------------------------------

27  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

    The Group

                                                           Assets                    Liabilities                  Net balance
                                                         2004          2003          2004          2003          2004          2003
                                                 RMB millions  RMB millions  RMB millions  RMB millions  RMB millions  RMB millions

    Current
    --------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables
      and inventories                                   2,528         1,446            --            --         2,528         1,446
    --------------------------------------------------------------------------------------------------------------------------------
    Non-current
    --------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                       1,566           272        (1,704)         (981)         (138)         (709)
    --------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                               --            --        (3,932)       (3,618)       (3,932)       (3,618)
    --------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
      net of valuation allowance                           66           923            --            --            66           923
    --------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                     366           373            --            --           366           373
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                 32            53            --            --            32            53
    --------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   4,558         3,067        (5,636)       (4,599)       (1,078)       (1,532)
    --------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                           Assets                    Liabilities                  Net balance
                                                         2004          2003          2004          2003          2004         2003
                                                 RMB millions  RMB millions  RMB millions  RMB millions  RMB millions  RMB millions

    Current
    --------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and
      inventories                                       2,245         1,249            --            --         2,245         1,249
    --------------------------------------------------------------------------------------------------------------------------------
    Non-current
    --------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                       1,457           226          (983)         (439)          474          (213)
    --------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                               --            --        (1,042)         (986)       (1,042)         (986)
    --------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
      net of valuation allowance                           --           670            --            --            --           670
    --------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                      16            16            --            --            16            16
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                  6            35            --            --             6            35
    --------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   3,724         2,196        (2,025)       (1,425)        1,699           771
    --------------------------------------------------------------------------------------------------------------------------------

    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 409 million (2003: RMB 248 million) were provided for the year ended 31 December 2004. The Group determined the valuation allowance based on management's assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is more likely than not to be realised.


27  DEFERRED TAX ASSETS AND LIABILITIES (Continued)
    Movements in the deferred tax assets and liabilities are as follows:

    The Group

                                                                                                      Recognised in
                                                                       Balance at    Recognised in     consolidated      Balance at
                                                                        1 January            other           income     31 December
                                                                             2003         reserves        statement            2003
                                                                              RMB              RMB              RMB             RMB
                                                                         millions         millions         millions        millions

    Current
    --------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                     275               --            1,171           1,446
    --------------------------------------------------------------------------------------------------------------------------------
    Non-current
    --------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                            (580)              --             (129)           (709)
    --------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                               (2,958)              --             (660)         (3,618)
    --------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation allowance           978               --              (55)            923
    --------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                         364               16               (7)            373
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                                      2               --               51              53
    --------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax (liabilities)/assets                                  (1,919)              16              371          (1,532)
    --------------------------------------------------------------------------------------------------------------------------------

    The Group
                                                                                                      Recognised in
                                                                       Balance at    Recognised in     consolidated      Balance at
                                                                        1 January            other           income     31 December
                                                                             2004         reserves        statement            2004
                                                                              RMB              RMB              RMB             RMB
                                                                         millions         millions         millions        millions

    Current
    --------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                   1,446               --            1,082           2,528
    --------------------------------------------------------------------------------------------------------------------------------
    Non-current
    --------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                            (709)              --              571            (138)
    --------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                               (3,618)              --             (314)         (3,932)
    --------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation
      allowance (Note)                                                        923             (266)            (591)             66
    --------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                         373               --               (7)            366
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                                     53               --              (21)             32
    --------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax (liabilities)/assets                                  (1,532)            (266)             720          (1,078)
    --------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                                       Balance at    Recognised in    Recognised in      Balance at
                                                                        1 January            other           income     31 December
                                                                             2003         reserves        statement            2003
                                                                              RMB              RMB              RMB             RMB
                                                                         millions         millions         millions        millions

    Current
    --------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                      57               --            1,192           1,249
    --------------------------------------------------------------------------------------------------------------------------------
    Non-current
    --------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                            (204)              --               (9)           (213)
    --------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                                 (799)              --             (187)           (986)
    --------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation allowance           677               --               (7)            670
    --------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                          --               16               --              16
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                                     12               --               23              35
    --------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax (liabilities)/assets                                    (257)              16            1,012             771
    --------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                                       Balance at    Recognised in    Recognised in      Balance at
                                                                        1 January            other           income     31 December
                                                                             2004         reserves        statement            2004
                                                                              RMB              RMB              RMB             RMB
                                                                         millions         millions         millions        millions

    Current
    --------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                   1,249               --              996           2,245
    --------------------------------------------------------------------------------------------------------------------------------
    Non-current
    --------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                            (213)              --              687             474
    --------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                                 (986)              --              (56)         (1,042)
    --------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation
      allowance (Note)                                                        670             (266)            (404)             --
    -------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                          16               --               --              16
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                                     35               --              (29)              6
    -------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax (liabilities)/assets                                     771             (266)           1,194           1,699
    -------------------------------------------------------------------------------------------------------------------------------

    Note:

    At 31 December 2004, deferred tax assets of RMB 266 million were distributed to Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets.


28  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

                                                                               The Group                          The Company
                                                                             2004             2003             2004            2003
                                                                     RMB millions     RMB millions     RMB millions    RMB millions

    Third parties' debts
    --------------------------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                                  20,009           19,961           10,527           9,838
    --------------------------------------------------------------------------------------------------------------------------------
    Short-term other loans                                                     --               29               --              25
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           20,009           19,990           10,527           9,863
    --------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                                12,177            7,359            9,414           4,943
    --------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                                  121              332               92             265
    --------------------------------------------------------------------------------------------------------------------------------
    Current portion of convertible bonds                                       --            1,500               --              --
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           12,298            9,191            9,506           5,208
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
                                                                           32,307           29,181           20,033          15,071
    --------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries
    --------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                        6,714            4,046            5,727           2,446
    --------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                      2,000              819            2,000             819
    --------------------------------------------------------------------------------------------------------------------------------
                                                                            8,714            4,865            7,727           3,265
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
                                                                           41,021           34,046           27,760           18,336
    --------------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's weighted average interest rates on short-term loans were 3.9% (2003: 3.2%) and 4.0% at 31
    December 2004 (2003: 3.1%) respectively.

    Long-term debts comprise:

                                                                               The Group                          The Company
                                   Interest rate and final                   2004             2003             2004            2003
                                   maturity                          RMB millions     RMB millions     RMB millions    RMB millions

    Third parties' debts
    --------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from
                                   interest free to 6.2% per
                                   annum at 31 December 2004
                                   with maturities through 2013            52,227           40,955           45,233          31,669
    --------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging from
                                   2.6% to 5.8% per annum at
                                   31 December 2004
                                   with maturities through 2024             4,562            4,841            4,556           4,798
    --------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from
                                   interest free to 7.4% per
                                   annum at 31 December 2004
                                   with maturities through 2031             7,729            7,563            5,278           4,988
    --------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Fixed interest rate at 6.7%
                                   per annum at 31 December 2004
                                   with maturities through 2010               165              547              165             547
    --------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar               Floating rate at Hong Kong
      denominated                  Prime Rate plus 0.3% per
                                   annum at 31 December 2004
                                   with maturities through 2006                 5                7               --              --
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           64,688           53,913           55,232          42,002
    --------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from
                                   interest free to 5.0% per
                                   annum at 31 December 2004
                                   with maturities through 2008               359              413              200             236
    --------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from
                                   interest free to 4% per annum
                                   at 31 December 2004 with
                                   maturities through 2015                    110              151               89             118
    --------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Interest rates ranging from
                                   1.8% to 8.1% per annum at 31
                                   December 2003 with maturities
                                   through 2025; paid off as at
                                   31 December 2004                            --               21               --              21
    --------------------------------------------------------------------------------------------------------------------------------
                                                                              469              585              289             375
    --------------------------------------------------------------------------------------------------------------------------------


28  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

                                                                               The Group                          The Company
                                   Interest rate and final                   2004             2003             2004            2003
                                   maturity                          RMB millions     RMB millions     RMB millions    RMB millions

    Convertible bonds
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rate at 2.5% per
                                   annum at 31 December 2003
                                   with maturity in July 2004 (a)              --            1,500               --              --
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
                                                                           65,157           55,998            55,521         42,377
    --------------------------------------------------------------------------------------------------------------------------------
    Corporate bonds
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Fixed interest rate at 4.61%
                                   per annum at 31 December 2004
                                   with maturity in February
                                   2014 (b)                                 3,500               --            3,500              --
    --------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of
                                   PBOC's base lending rate per
                                   annum at 31 December 2004
                                   with maturities through 2021             2,415              705               --              --
    --------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London
                                   Interbank Offer Rate plus
                                   0.7% per annum at 31 December
                                   2004 with maturities through
                                   2021                                     2,048              745               --              --
    --------------------------------------------------------------------------------------------------------------------------------
                                                                            4,463            1,450               --              --
    --------------------------------------------------------------------------------------------------------------------------------
    Total third parties' long-term debts                                   73,120           57,448           59,021          42,377
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                 (12,298)          (9,191)          (9,506)         (5,208)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           60,822           48,257           49,515          37,169
    --------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest free with maturity
                                   in 2020                                 35,561           35,561           35,561          35,561
    --------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from
                                   interest free to 5.2% per
                                   annum at 31 December 2004
                                   with maturities through 2009             3,204            4,285            2,756           4,200
    --------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London
                                   Interbank Offer Rate plus
                                   1.4% per annum at 31 December
                                   2003 with maturities through
                                   2005; paid off as at 31
                                   December 2004                               --               12               --              12
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           38,765           39,858           38,317          39,773
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  (2,000)            (819)          (2,000)           (819)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                          36,765            39,039           36,317          38,954
    --------------------------------------------------------------------------------------------------------------------------------
                                                                          97,587            87,296           85,832          76,123
    --------------------------------------------------------------------------------------------------------------------------------

    (a) Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July 1999. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on 23 March 2004, the subsidiary decided not to undergo an initial public offering. The bonds were repaid in July 2004.

    (b) The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004, guaranteed by Sinopec Group Company, with a fixed interest rate at 4.61% per annum.

        Third parties' loans of RMB 40 million of the Group at 31 December 2004 (2003: RMB 103 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 123 million at 31 December 2004 (2003: RMB 519 million).

        Third parties' loans of RMB 9 million of the Company at 31 December 2004 (2003: RMB 9 million) were secured by certain of the Company's property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 10 million at 31 December 2004 (2003: RMB 14 million).

        The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

                                                                       The Group                          The Company
                                                                     2004             2003             2004            2003
                                                             RMB millions     RMB millions     RMB millions    RMB millions

    Within one year                                                14,298           10,010           11,506           6,027
    ------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                      15,886           14,479           12,363          10,480
    ------------------------------------------------------------------------------------------------------------------------
    Between two and five year                                      36,041           30,334           31,279          24,794
    ------------------------------------------------------------------------------------------------------------------------
    After five years                                               45,660           42,483           42,190          40,849
    ------------------------------------------------------------------------------------------------------------------------
                                                                  111,885           97,306           97,338          82,150
    ------------------------------------------------------------------------------------------------------------------------


29  TRADE ACCOUNTS AND BILLS PAYABLES

                                                                         The Group                          The Company
                                                                       2004             2003             2004            2003
                                                               RMB millions     RMB millions     RMB millions    RMB millions

    Third parties                                                    22,265           22,122           10,435           4,042
    --------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                         --               --            9,876          13,825
    --------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and its fellow subsidiaries                 1,527            1,153              826             735
    --------------------------------------------------------------------------------------------------------------------------
    Associates                                                           --               44               --              44
    --------------------------------------------------------------------------------------------------------------------------
                                                                     23,792           23,319           21,137          18,646
    --------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                    30,797           24,267           21,589          18,170
    --------------------------------------------------------------------------------------------------------------------------
                                                                     54,589           47,586           42,726          36,816
    --------------------------------------------------------------------------------------------------------------------------

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables are as follows:

                                                                               The Group                          The Company
                                                                             2004             2003             2004            2003
                                                                     RMB millions     RMB millions     RMB millions    RMB millions

    Due within 1 month or on demand                                        25,444           21,540           21,839          18,430
    --------------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                                  28,877           25,792           20,807          17,931
    --------------------------------------------------------------------------------------------------------------------------------
    Due after 6 months                                                        268              254               80             455
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           54,589           47,586           42,726          36,816
    --------------------------------------------------------------------------------------------------------------------------------

30  ACCRUED EXPENSES AND OTHER PAYABLES

                                                                               The Group                          The Company
                                                                             2004             2003             2004            2003
                                                                     RMB millions     RMB millions     RMB millions    RMB millions

    Amounts due to Sinopec Group Company and its fellow subsidiaries       10,897           15,072            7,336           8,504
    --------------------------------------------------------------------------------------------------------------------------------
    Amounts due to subsidiaries                                                --               --           15,010          10,157
    --------------------------------------------------------------------------------------------------------------------------------
    Accrued expenditures                                                   17,213           12,208           11,801           5,689
    --------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                             3,717            4,327            2,079           2,182
    --------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                     7,387            5,509            5,013           3,685
    --------------------------------------------------------------------------------------------------------------------------------
    Advances from third parties                                             1,009              979              961             864
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                                  5,053            5,466            3,365           4,256
    --------------------------------------------------------------------------------------------------------------------------------
                                                                           45,276           43,561           45,565          35,337
    --------------------------------------------------------------------------------------------------------------------------------

31  SHARE CAPITAL
                                                                                                    The Group and the Company
                                                                                                           2004            2003
                                                                                                   RMB millions    RMB millions

    Registered, issued and fully paid
    ----------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                        67,122          67,122
    ----------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                             16,780          16,780
    ----------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                               2,800           2,800
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                                         86,702          86,702
    ----------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than
    19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material aspects.

32  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2004 and 2003, the future minimum lease payments under operating leases are as follows:

                                                    The Group                          The Company
                                                  2004             2003             2004            2003
                                          RMB millions     RMB millions     RMB millions    RMB millions

    Within one year                              3,452            3,276            3,272           3,175
    -----------------------------------------------------------------------------------------------------
    Between one and two years                    3,343            3,229            3,237           3,133
    -----------------------------------------------------------------------------------------------------
    Between two and three years                  3,278            3,200            3,213           3,114
    -----------------------------------------------------------------------------------------------------
    Between three and four years                 3,245            3,175            3,188           3,095
    -----------------------------------------------------------------------------------------------------
    Between four and five years                  3,225            3,162            3,170           3,087
    -----------------------------------------------------------------------------------------------------
    Thereafter                                  97,527           99,619           95,968          98,253
    -----------------------------------------------------------------------------------------------------
                                               114,070          115,661          112,048         113,857
    -----------------------------------------------------------------------------------------------------

    Capital commitments
    At 31 December 2004 and 2003, capital commitments are as follows:

                                                                               2004            2003
                                                                       RMB millions    RMB millions

    The Group
    ------------------------------------------------------------------------------------------------
    Authorised and contracted for                                            43,001          48,175
    Authorised but not contracted for                                        60,173          48,130
    ------------------------------------------------------------------------------------------------
                                                                            103,174          96,305
    ------------------------------------------------------------------------------------------------
    Jointly controlled entities
    ------------------------------------------------------------------------------------------------
    Authorised and contracted for                                             3,157           6,923
    Authorised but not contracted for                                         2,088           3,432
    ------------------------------------------------------------------------------------------------
                                                                              5,245          10,355
    ------------------------------------------------------------------------------------------------
    The Company
    ------------------------------------------------------------------------------------------------
    Authorised and contracted for                                            28,143          32,228
    ------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                        37,619          36,403
    ------------------------------------------------------------------------------------------------
                                                                             65,762          68,631
    ------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 189 million for the year ended 31 December 2004 (2003: RMB 97 million).

    Estimated future annual payments are as follows:

                                                      The Group                          The Company
                                                    2004             2003             2004            2003
                                            RMB millions     RMB millions     RMB millions    RMB millions

    Within one year                                   90               87               60              69
    -------------------------------------------------------------------------------------------------------
    Between one and two years                        120              117               85              88
    -------------------------------------------------------------------------------------------------------
    Between two and three years                       75               87               47              54
    -------------------------------------------------------------------------------------------------------
    Between three and four years                      67               72               55              42
    -------------------------------------------------------------------------------------------------------
    Between four and five years                       74               65               64              52
    -------------------------------------------------------------------------------------------------------
    Thereafter                                       279              361              143             212
    -------------------------------------------------------------------------------------------------------
    Total payments                                   705              789              454             517
    -------------------------------------------------------------------------------------------------------

    Contingent liabilities

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 31 December 2004 and 2003, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                                The Group                          The Company
                                                              2004             2003             2004            2003
                                                      RMB millions     RMB millions     RMB millions    RMB millions

    Subsidiaries                                               --                --            2,656             173
    -----------------------------------------------------------------------------------------------------------------
    Associates and jointly controlled entities               4,828            4,955           12,059          12,084
    -----------------------------------------------------------------------------------------------------------------
    Third parties                                               --              118               --             118
    -----------------------------------------------------------------------------------------------------------------
                                                             4,828            5,073           14,715          12,375
    -----------------------------------------------------------------------------------------------------------------

    The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2004 and 2003, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued relating to the Group's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 248 million for the year ended 31 December 2004 (2003: RMB 245 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

33  RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with the Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The Group conducts business with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                     Note                          2004            2003
                                                                                           RMB millions    RMB millions

    Sales of goods                                                    (i)                        63,507          32,134
    --------------------------------------------------------------------------------------------------------------------
    Purchases                                                        (ii)                        36,828          31,964
    --------------------------------------------------------------------------------------------------------------------
    Transportation and storage                                       (iii)                        2,003           1,572
    --------------------------------------------------------------------------------------------------------------------
    Exploration and development services                             (iv)                        14,446          13,699
    --------------------------------------------------------------------------------------------------------------------
    Production related services                                       (v)                         9,036           8,421
    --------------------------------------------------------------------------------------------------------------------
    Ancillary and social services                                    (vi)                         1,740           1,783
    --------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                          (vii)                        3,297           2,924
    --------------------------------------------------------------------------------------------------------------------
    Agency commission income                                        (viii)                           41              41
    --------------------------------------------------------------------------------------------------------------------
    Intellectual property license fee paid                           (ix)                            10              10
    --------------------------------------------------------------------------------------------------------------------
    Interest received                                                 (x)                            59             114
    --------------------------------------------------------------------------------------------------------------------
    Interest paid                                                    (xi)                           622             583
    --------------------------------------------------------------------------------------------------------------------
    Net deposits placed with/(withdrawn from) related parties        (xii)                          340          (1,634)
    --------------------------------------------------------------------------------------------------------------------
    Net loans obtained from/(paid to) related parties               (xiii)                        1,575             (24)
    --------------------------------------------------------------------------------------------------------------------

    The amounts set out in the table above in respect of the years ended 31 December 2004 and 2003 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    At 31 December 2004 and 2003, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

    Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration and development activities such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of and purchase of material for certain entities owned by Sinopec Group Company.

    (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of licenses for trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2004 was RMB 4,671 million (2003: RMB 4,331 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 under which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

        o  the government-prescribed price;
        o where there is no government-prescribed price, the government-guidance price;
        o where there is neither a government-prescribed price nor a government-guidance price, the market price; or
        o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,447 million and RMB 567 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

    As discussed in Note 1, pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Group acquired the equity interests of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants from Sinopec Group Company for a total consideration payable of RMB 3,128 million. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company for a total consideration payable of RMB 2,232 million. In connection with these acquisitions, the Group disposed of certain property, plant and equipment, with net book value of RMB1,857 million, and certain other assets and liabilities, related to its oilfield downhole operation (the "Downhole Assets") to Sinopec Group Company for a consideration receivable of RMB 1,712 million, which approximated the net carrying value of the assets and liabilities, resulting in a net cash consideration of RMB 3,648 million payable to Sinopec Group Company.

34  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2004 were RMB 2,242 million (2003: RMB 1,882 million).

    The Company implemented a plan of share appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

    Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first three years after the date of grant. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

    During 2003, the Company granted 258.6 million share appreciation right units to eligible employees.

    The exercise price of share appreciation rights initially granted is the initial public offering price of the Company's H shares. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and average market price of the Company's H shares for the exercise period based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

    The Company recognises compensation expense of the share appreciation rights over the applicable vesting period. For the year ended 31 December 2004, compensation expense recognised was RMB 150 million (2003: RMB 120 million).

35  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

     (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

     (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

     (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

     (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

     (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                           2004              2003
                                                                        RMB millions      RMB millions

    Turnover
------------------------------------------------------------------------------------------------------
    Exploration and production
------------------------------------------------------------------------------------------------------
       External sales                                                        15,970          14,936
------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   60,053          47,287
------------------------------------------------------------------------------------------------------
                                                                             76,023          62,223
------------------------------------------------------------------------------------------------------
    Refining
------------------------------------------------------------------------------------------------------
       External sales                                                        63,388          51,445
------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   89,699         217,755
------------------------------------------------------------------------------------------------------
                                                                             53,087         269,200
------------------------------------------------------------------------------------------------------
    Marketing and distribution
------------------------------------------------------------------------------------------------------
       External sales                                                        42,840         238,210
------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                    2,831           2,602
------------------------------------------------------------------------------------------------------
                                                                             45,671         240,812
------------------------------------------------------------------------------------------------------
    Chemicals
------------------------------------------------------------------------------------------------------
       External sales                                                        26,013          91,964
------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   12,510           7,415
------------------------------------------------------------------------------------------------------
                                                                             38,523          99,379
------------------------------------------------------------------------------------------------------
    Corporate and others
------------------------------------------------------------------------------------------------------
       External sales                                                        48,986          33,394
------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   32,046          30,371
------------------------------------------------------------------------------------------------------
                                                                             81,032          63,765
------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                       97,139)       (305,430)
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
    Turnover                                                                 97,197         429,949
------------------------------------------------------------------------------------------------------
    Other operating revenues
------------------------------------------------------------------------------------------------------
    Exploration and production                                                9,283           8,039
    Refining                                                                  5,186           4,573
------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                  755             548
------------------------------------------------------------------------------------------------------
    Chemicals                                                                 6,170           4,461
    Corporate and others                                                      1,192           1,431
------------------------------------------------------------------------------------------------------
    Other operating revenues                                                 22,586          19,052
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                    19,783         449,001
------------------------------------------------------------------------------------------------------


                                                                           2004              2003
                                                                        RMB millions      RMB millions


    Result
------------------------------------------------------------------------------------------------------
    Operating profit
    By segment
------------------------------------------------------------------------------------------------------
       -- Exploration and production                                          25,614         19,160
------------------------------------------------------------------------------------------------------
       -- Refining                                                             5,943          6,073
       -- Marketing and distribution                                          14,716         11,943
------------------------------------------------------------------------------------------------------
       -- Chemicals                                                           18,721           3,543
------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                (1,925)        (1,836)
------------------------------------------------------------------------------------------------------
    Total operating profit                                                    63,069         38,883
------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates
------------------------------------------------------------------------------------------------------
       -- Exploration and production                                             447            293
------------------------------------------------------------------------------------------------------
       -- Refining                                                                58             (1)
       -- Marketing and distribution                                             302             43
------------------------------------------------------------------------------------------------------
       -- Chemicals                                                             (164)           (41)
------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                   154            102
------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                       797            396
------------------------------------------------------------------------------------------------------
    Finance costs
------------------------------------------------------------------------------------------------------
       Interest expense                                                       (4,583)        (4,365)
------------------------------------------------------------------------------------------------------
       Interest income                                                           374            322
       Foreign exchange losses                                                  (223)          (450)
------------------------------------------------------------------------------------------------------
       Foreign exchange gains                                                     61             30
------------------------------------------------------------------------------------------------------
    Net finance costs                                                         (4,371)        (4,463)
------------------------------------------------------------------------------------------------------
    Gain from issuance of shares by a subsidiary                                  --            136
------------------------------------------------------------------------------------------------------
    Investment income                                                            111             89
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                           59,606         35,041
------------------------------------------------------------------------------------------------------
    Taxation                                                                  17,815)       (10,645)
------------------------------------------------------------------------------------------------------
    Profit from ordinary activities after taxation                            41,791         24,396
------------------------------------------------------------------------------------------------------
    Minority interests                                                        (5,772)        (1,972)
------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                                       36,019         22,424
------------------------------------------------------------------------------------------------------

   Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

   Interests in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in Note
    21. Additions to long-lived assets by operating segment are included in Notes 17 and 18.

                                                                                               RMB millions    RMB millions
    Assets
-----------------------------------------------------------------------------------------------------------------------------
    Segment assets
       -- Exploration and production                                                           110,509           101,303
-----------------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                             111,878            96,839
       -- Marketing and distribution                                                            93,722            73,942
-----------------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                            105,032           101,130
-----------------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                  17,574            14,445
-----------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                       438,715           387,659
-----------------------------------------------------------------------------------------------------------------------------
    Interests in associates
-----------------------------------------------------------------------------------------------------------------------------
       -- Exploration and production                                                             1,396             1,233
-----------------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                                 314               136
       -- Marketing and distribution                                                             2,410             1,815
-----------------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                              4,315             3,517
-----------------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                   1,787             1,420
-----------------------------------------------------------------------------------------------------------------------------
    Aggregate interests in associates                                                           10,222             8,121
-----------------------------------------------------------------------------------------------------------------------------
    Unallocated assets                                                                          25,657            24,404

-----------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                               474,594           420,184
-----------------------------------------------------------------------------------------------------------------------------
    Liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Segment liabilities
       -- Exploration and production                                                            16,241            15,733
-----------------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                              28,130            25,729
-----------------------------------------------------------------------------------------------------------------------------
       -- Marketing and distribution                                                            23,419            21,091
-----------------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                             16,528            18,951
       -- Corporate and others                                                                  15,547            10,022
-----------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                   99,865            91,526
-----------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                    150,643           131,092
-----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                          250,508           222,618
-----------------------------------------------------------------------------------------------------------------------------

     Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.


                                                                           2004              2003
                                                                        RMB millions      RMB millions



    Capital expenditure
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                  21,234            20,628
-----------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                    14,272             9,788
    Marketing and distribution                                                                  16,678             6,826
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                   11,025             7,680
-----------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                         1,550               518
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                64,759            45,440
-----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                   1,323             1,200
    Chemicals                                                                                    5,178             2,993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 6,501             4,193
-----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                  12,066             9,413
    Refining                                                                                     7,730             6,434
    Marketing and distribution                                                                   2,759             2,431
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                    9,325             9,149
-----------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                           462               524
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                32,342            27,951
-----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets recognised in income statement
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                      98               310
    Refining                                                                                        14               114
    Marketing and distribution                                                                   1,769                 --
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                    2,038               453
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 3,919               877
-----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets recognised in shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                      709                 --
-----------------------------------------------------------------------------------------------------------------------------

36  PRINCIPAL SUBSIDIARIES
    At 31 December 2004, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.


                                             Particulars of       Type of      Percentage of equity
                                                     issued         legal   held by the       held by
    Name of company                                 capital        entity       Company    Subsidiary   Principal activities
                                                 (millions)                           %             %

    China Petrochemical International             RMB 1,400       Limited        100.00             --   Trading of crude oil and
      Company Limited                                             company                                petrochemical products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical          RMB 3,374       Limited         70.01             --   Manufacturing of chemical
      Company Limited                                             company                                products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                 RMB 1,700       Limited        100.00             --   Marketing and distribution
                                                                  company                                of refined petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company              RMB 29,000      Limited        100.00             --   Exploration and production
      Limited                                                     company                                of crude oil and natural
                                                                                                         gas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company          RMB 2,253       Limited         50.00             --   Manufacturing of plaztics,
      Limited (i)                                                 company                                intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company            RMB 1,950       Limited         82.05             --   Manufacturing of inter-
                                                                                                         mediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                RMB 7,200       Limited         55.56             --   Manufacturing of synthetic
      Company Limited                                             company                                fibres, resin and plastics,
                                                                                                         intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-                RMB 1,154       Limited         79.73             --   Manufacturing of inter-
      Chemical Company Limited                                    company                                mediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings                      HK$104          Limited         72.40             --   Trading of crude oil and
      Limited                                                     company                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                 RMB 147         Limited         46.25             --   Marketing and distribution
      Company Limited (i)                                         company                                of refined petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix                         RMB 519         Limited         40.72             --   Manufacturing of petro-
      Company Limited (i)                                         company                                chemical products and
                                                                                                         petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company          RMB 2,330       Limited         84.98             --   Manufacturing of inter-
      Limited                                                     company                                mediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------


                                             Particulars of       Type of      Percentage of equity
                                                     issued         legal   held by the       held by
    Name of company                                 capital        entity       Company    Subsidiary   Principal activities
                                                 (millions)                           %             %


    Sinopec Yizheng Chemical Fibre                RMB 4,000       Limited         42.00             --   Production and sale
      Company Limited (i)                                         company                                of polyester chips and
                                                                                                         polyester fibres
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical         RMB 2,524       Limited         71.32             --   Manufacturing of inter-
      Company Limited                                             company                                mediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company           RMB 875         Limited         70.85             --   Exploration and production
      Limited                                                     company                                of crude oil and natural
                                                                                                         gas
-----------------------------------------------------------------------------------------------------------------------------------
    Zhongyuan Petrochemical Company Limited       RMB 2,400       Limited         93.51             --   Manufacturing  of  chemical
                                                                  company                                products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shell (Jiangsu) Petroleum             RMB 455         Limited         60.00             --   Marketing and distribution
      Marketing Company Limited                                   company                                of refined petroleum
                                                                                                         products
-----------------------------------------------------------------------------------------------------------------------------------
    BP Sinopec (Zhejiang) Petroleum               RMB 647         Limited         60.00             --   Marketing and
      Company Limited                                             company                                distribution of
                                                                                                         refined petroleum products
-----------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i)The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

37  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2004 and 2003.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 28.

    The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2004 and 2003:

                                                  2004              2003
                                             RMB millions      RMB millions

    Carrying amount                              73,120            57,448
---------------------------------------------------------------------------
    Fair value                                   73,263            57,546
---------------------------------------------------------------------------

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

38  POST BALANCE SHEET EVENT
    On 29 December 2004, the Group announced its proposal to privatise Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"), a non-wholly owned subsidiaries in which the Group holds approximately 70% of the equity interests. According to the proposal, the Group will acquire the entire 1,012,000,000 H shares, representing approximately 30% of the issued share capital of Beijing Yanhua at HK$ 3.80 per share. The total consideration required to be paid by the Group was approximately HK$ 3,846 million which will be settled in cash.

    Pursuant to the resolution passed in the Special General Meeting of Beijing Yanhua on 4 March 2005, the shareholders of the H shares in Beijing Yanhua agreed to dispose of and sell their shares in Beijing Yanhua to the Group at the above mentioned price, subject to the approval from the relevant PRC governmental and regulatory bodies.

39  ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 31 December 2004 to be Sinopec Group Company, a state-owned enterprise established in the PRC.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)    Disposal of oil and gas properties

       Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

       Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset abandoned or retired are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(ii) Acquisitions of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants

       Under the PRC Accounting Rules and Regulations, the acquisitions of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants (the "Acquisitions") are accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years. The costs of acquiring Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants approximated the fair value of the net assets acquired.

       Under IFRS, as the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisitions are considered "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisitions have been restated to include the financial condition and results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants on a combined basis. The considerations paid by the Group are treated as equity transactions.

(iii)  Depreciation of oil and gas properties

       Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight- line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(iv)   Impairment losses on revalued assets

       Under the PRC Accounting Rules and Regulations, impairment losses on property, plant and equipment are recognised as expense in the income statement. Under IFRS, impairment loss on a revalued asset is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

(v)    Capitalisation of general borrowing costs

       Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of property, plant and equipment. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(vi)   Revaluation of land use rights

       Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(vii)  Government grants

       Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

(viii) Unrecognised losses of subsidiaries

       Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group's consolidated income statement to the extent that the subsidiaries' accumulated losses do not result in their carrying amount being reduced below zero, without the effect of minority interests. Further losses are debited to a separate reserve in the shareholders' funds.

       Under IFRS, the results of subsidiaries are included in the Group's consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

(ix)   Pre-operating expenditures

       Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(x)    Gain from issuance of shares by a subsidiary

       Under the PRC Accounting Rules and Regulations, the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary is credited to capital reserve. Under IFRS, such increase is recognised as income.

(xi)   Gain from debt restructuring

       Under the PRC Accounting Rules and Regulations, gain from debt restructuring resulting from the difference between the carrying amount of liabilities extinguished or assumed by other parties and the amount paid is credited to capital reserve. Under IFRS, the gain resulting from such difference is recognised as income.

(xii)  Impairment losses on long-lived assets

       Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (iii) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are measured differently from the amounts recorded under IFRS.

       Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:

                                                                                                 2004              2003
                                                                                 Note        RMB millions      RMB millions

    Net profit under the PRC Accounting Rules and Regulations                                    32,275            19,011
----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
----------------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties, net of depreciation effect             (i)             2,110             1,260
----------------------------------------------------------------------------------------------------------------------------
       Acquisitions of Sinopec Maoming, Xi'an Petrochemical,
         Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical,
         Zhongyuan Petrochemical and Catalyst Plants                             (ii)             1,499             1,157
----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (ii)               117               117
       Depreciation of oil and gas properties                                    (iii)              761             1,784
       Impairment losses on revalued assets                                      (iv)               709                --
----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                  (v)               480               389
----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vi)                19                18
----------------------------------------------------------------------------------------------------------------------------
       Government grants                                                         (vii)                3                --
----------------------------------------------------------------------------------------------------------------------------
       Unrecognised losses of subsidiaries                                      (viii)             (531)             (182)
       Pre-operating expenditures                                                (ix)              (288)             (169)
----------------------------------------------------------------------------------------------------------------------------
       Gain from issuance of shares by a subsidiary                               (x)                --               136
----------------------------------------------------------------------------------------------------------------------------
       Gain from debt restructuring                                              (xi)                --                82
       Effects of the above adjustments on taxation                                              (1,135)           (1,179)
----------------------------------------------------------------------------------------------------------------------------
    Net profit under IFRS*                                                                       36,019            22,424
----------------------------------------------------------------------------------------------------------------------------

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:

                                                                                 Note              2004              2003
                                                                                           RMB millions      RMB millions

    Shareholders' funds under the PRC Accounting Rules and Regulations                          186,350           162,946
----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
       Disposal of oil and gas properties                                         (i)             3,370             1,260
----------------------------------------------------------------------------------------------------------------------------
       Acquisitions of Tianjin Petrochemical, Luoyang Petrochemical,
         Zhongyuan Petrochemical and Catalyst Plants                             (ii)                 --            3,616
----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (ii)            (2,695)           (2,812)
----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)           11,646            10,885
       Capitalisation of general borrowing costs                                  (v)             1,605             1,125
----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vi)              (851)             (870)
----------------------------------------------------------------------------------------------------------------------------
       Government grants                                                         (vii)             (592)             (326)
----------------------------------------------------------------------------------------------------------------------------
       Effect of minority interests on unrecognised losses of subsidiaries      (viii)               --                61
       Pre-operating expenditures                                                (ix)              (457)             (169)
----------------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                    (xii)             (113)             (113)
----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                              (5,223)           (4,088)
----------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IFRS *                                                            193,040           171,515
----------------------------------------------------------------------------------------------------------------------------

* The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS


The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(b) Capitalisation of property, plant and equipment
    In the years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets were revalued at 31 December 2000, 30 June 2003, 31 October 2003 and 30 June 2004, respectively, in connection with the Acquisitions. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

    Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Exchange of assets
    During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(e) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(f) Capitalised interest on investment in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(g) Goodwill amortisation
    Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter.

(h) Companies included in consolidation
    Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group's subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group's jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the profit attributable to shareholders or shareholders' funds reconciliations between IFRS and US GAAP.

    Presented below is summarised financial information prepared in accordance with US GAAP of such subsidiaries and jointly controlled entities.

                                                    Years ended 31 December
                                                    2004              2003
                                                RMB millions      RMB millions

    Revenues                                          28,004            21,735
------------------------------------------------------------------------------
    Profit before taxation                             1,373             1,329
------------------------------------------------------------------------------
    Net profit                                           969             1,090
------------------------------------------------------------------------------

                                                        At 31 December
                                                        2004              2003
                                                RMB millions      RMB millions

    Current assets                                     7,084             4,986
------------------------------------------------------------------------------
    Total assets                                      41,213            27,607
------------------------------------------------------------------------------
    Current liabilities                                7,222             5,902
------------------------------------------------------------------------------
    Total liabilities                                 16,452             9,238
------------------------------------------------------------------------------
    Total equity                                      24,761            18,369
------------------------------------------------------------------------------

(i) Related party transactions
    Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 33 in the financial statements prepared under IFRS only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

    Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 33 to the financial statements prepared under IFRS.

(j) Recently issued accounting standards
    SFAS No. 123R
    In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-based payment". SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

    SFAS No. 151
    In November 2004, the FASB issued SFAS No. 151, "Inventory costs". SFAS No. 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement requires that those items be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion based on normal capacity of the production facilities. For the Group, SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

    SFAS No. 153
    In December 2004, the FASB issued No. 153, "Exchanges of Non-monetary Assets". SFAS No. 153 addresses the accounting for non-monetary exchanges of productive assets. The statement requires non-monetary exchanges to be accounted for at fair value, recognising any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. For the Group, SFAS No. 153 is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

    The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:

                                                               Reference                     Years ended 31 December
                                                                in note               2004              2004              2003
                                                                 above        US$ millions      RMB millions      RMB millions

    Profit attributable to shareholders under IFRS                                   4,352            36,019            22,424
-------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
-------------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                          (a)                    7                57                76
-------------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment            (b)                    1                12                12
       Reversal of deficit on revaluation of property,
         plant and equipment, net of depreciation effect          (c)                   (1)               (8)               86
-------------------------------------------------------------------------------------------------------------------------------
       Depreciation on revalued property, plant and equipment     (c)                  462             3,825             3,998
-------------------------------------------------------------------------------------------------------------------------------
       Disposal of property, plant and equipment                  (c)                  228             1,891             1,316
-------------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                         (d)                    3                23                23
       Reversal of impairment of long-lived assets,
         net of depreciation effect                               (e)                    4                29                47
-------------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates          (f)                   25               205               141
-------------------------------------------------------------------------------------------------------------------------------
       Goodwill amortisation for the year                         (g)                    1                 7                --
-------------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                     (252)           (2,085)           (1,715)
-------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders under US GAAP                                4,830            39,975            26,408
-------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per share under US GAAP                             US$0.06           RMB0.46           RMB0.30
-------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per ADS under US GAAP*                              US$5.57          RMB46.11          RMB30.46
-------------------------------------------------------------------------------------------------------------------------------

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

    The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

                                                               Reference                         At 31 December
                                                                in note               2004              2004              2003
                                                                 above        US$ millions      RMB millions      RMB millions

    Shareholders' funds under IFRS                                                  23,324           193,040           171,515
-------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
-------------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                          (a)                  (36)             (295)             (352)
-------------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment            (b)                   --                --               (12)
       Revaluation of property, plant and equipment               (c)                 (820)           (6,783)          (12,943)
-------------------------------------------------------------------------------------------------------------------------------
       Deferred tax adjustments on revaluation                    (c)                  254             2,101             4,004
-------------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                         (d)                  (64)             (532)             (555)
-------------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets                (e)                  (64)             (532)             (561)
-------------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates          (f)                   64               526               321
       Goodwill                                                   (g)                    3                24                17
-------------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                       36               301               398
-------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under US GAAP                                               22,697           187,850           161,832
-------------------------------------------------------------------------------------------------------------------------------

   Note: United States dollar equivalents

         For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB8.2765 being the noon buying rate in New York City on 31 December 2004 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

(E)  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)


In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2004 and 2003, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.

Table I: Capitalised costs related to oil and gas producing activities

                                                              2004          2003
                                                      RMB millions  RMB millions

Property cost                                                   --            --
--------------------------------------------------------------------------------
Wells and related equipment and facilities                 158,422      143,492
--------------------------------------------------------------------------------
Supporting equipment and facilities                         12,324       13,140
--------------------------------------------------------------------------------
Uncompleted wells, equipment and facilities                  9,262        5,535
--------------------------------------------------------------------------------
Total capitalised costs                                    180,008      162,167
--------------------------------------------------------------------------------
Accumulated depreciation, depletion,
amortisation and impairment allowances                     (79,541)     (70,726)
--------------------------------------------------------------------------------
Net capitalised costs                                      100,467       91,441
--------------------------------------------------------------------------------

Table II: Cost incurred in exploration
          and development

                                                              2004          2003
                                                      RMB millions  RMB millions

Exploration                                                  8,272        8,109
--------------------------------------------------------------------------------
Development                                                 20,681       19,852
--------------------------------------------------------------------------------
Total cost incurred                                         28,953       27,961
--------------------------------------------------------------------------------

Table III: Results of operations for oil
           and gas producing activities

                                                              2004          2003
                                                      RMB millions  RMB millions

Revenues
--------------------------------------------------------------------------------
    Sales                                                   11,833       11,850
--------------------------------------------------------------------------------
    Transfers                                               60,053       47,287
--------------------------------------------------------------------------------
                                                            71,886       59,137
--------------------------------------------------------------------------------
Production costs excluding taxes                           (17,182)     (16,187)
--------------------------------------------------------------------------------
Exploration expenses                                        (6,396)      (6,133)
--------------------------------------------------------------------------------
Depreciation, depletion, amortisation and
 impairment provisions                                     (11,457)      (8,684)
--------------------------------------------------------------------------------
Taxes other than income tax                                 (1,144)        (970)
--------------------------------------------------------------------------------
Income before income tax                                    35,707       27,163
--------------------------------------------------------------------------------
Income tax expense                                         (11,783)      (8,964)
--------------------------------------------------------------------------------
Results of operations from producing activities             23,924       18,199
--------------------------------------------------------------------------------

The results of operations for producing activities for the years ended 31 December 2004 and 2003 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information
The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2004 and 2003 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group's estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

                                                        2004              2003
Proved developed and undeveloped reserves
(oil) (million barrels)
--------------------------------------------------------------------------------
Beginning of year                                       3,257             3,320
--------------------------------------------------------------------------------
Revisions of previous estimates                            23               (81)
--------------------------------------------------------------------------------
Improved recovery                                         127               143
--------------------------------------------------------------------------------
Extensions and discoveries                                134               146
--------------------------------------------------------------------------------
Production                                               (274)             (271)
--------------------------------------------------------------------------------
End of year                                             3,267             3,257
--------------------------------------------------------------------------------
Proved developed reserves
--------------------------------------------------------------------------------
Beginning of year                                       2,786             2,732
--------------------------------------------------------------------------------
End of year                                             2,808             2,786
--------------------------------------------------------------------------------
Proved developed and undeveloped reserves
 (gas) (billion cubic feet)
--------------------------------------------------------------------------------
Beginning of year                                       2,888             3,329
--------------------------------------------------------------------------------
Revisions of previous estimates                           (95)             (649)
--------------------------------------------------------------------------------
Extensions and discoveries                                447               396
--------------------------------------------------------------------------------
Production                                               (207)             (188)
--------------------------------------------------------------------------------
End of year                                             3,033             2,888
--------------------------------------------------------------------------------
Proved developed reserves
--------------------------------------------------------------------------------
Beginning of year                                       1,249             1,056
--------------------------------------------------------------------------------
End of year                                             1,398             1,249
--------------------------------------------------------------------------------

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2004 and 2003 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.

                                                         2004              2003
                                                 RMB millions      RMB millions

Future cash flows                                   1,003,511           799,658
--------------------------------------------------------------------------------
Future production costs                              (350,012)         (311,568)
--------------------------------------------------------------------------------
Future development costs                              (25,577)          (23,838)
--------------------------------------------------------------------------------
Future income tax expenses                           (174,060)         (130,224)
--------------------------------------------------------------------------------
Undiscounted future net cash flows                    453,862           334,028
--------------------------------------------------------------------------------
10% annual discount for estimated
timing of cash flows                                 (204,183)         (146,726)
--------------------------------------------------------------------------------
Standardised measure of discounted
 future net cash flows                                249,679           187,302
--------------------------------------------------------------------------------

Table VI: Changes in the standardised measure of discounted future net cash flows

                                                         2004              2003
                                                 RMB millions      RMB millions

Sales and transfers of oil
and gas produced, net of production costs             (46,145)          (41,802)
--------------------------------------------------------------------------------
Net changes in prices and production costs             69,305            11,923
--------------------------------------------------------------------------------
Net change due to extensions, discoveries
and improved recoveries                                36,209            27,721
--------------------------------------------------------------------------------
Revisions of previous quantity estimates                2,204            (5,951)
--------------------------------------------------------------------------------
Previously estimated development costs
incurred during the year                                7,148             6,865
Accretion of discount                                  16,176            15,242
--------------------------------------------------------------------------------
Net change in income taxes                            (22,733)           (2,992)
Others                                                    213              (543)
--------------------------------------------------------------------------------
Net change for the year                                62,377            10,463
--------------------------------------------------------------------------------


CORPORATE INFORMATION                                             NEWSPAPERS FOR INFORMATION DISCLOSURE
                                                                  Hong Kong Economic Times (Hong Kong)
                                                                  South China Morning Post (Hong Kong)
STATUTORY NAME                                                      (in English)
[CHINESE HIEROGLYPHS]                                             China Securities News
                                                                  Shanghai Securities News
ENGLISH NAME                                                      Securities Times
China Petroleum & Chemical Corporation
                                                                  INTERNET WEBSITE PUBLISHING ANNUAL REPORT DESIGNATED BY
CHINESE ABBREVIATION                                                THE CHINA SECURITIES REGULATORY COMMISSION
[CHINESE HIEROGLYPHS]                                             http://www.sse.com.cn

ENGLISH ABBREVIATION                                              LEGAL ADVISORS
Sinopec Corp.                                                     People's Republic of China:
                                                                  Haiwen & Partners
LEGAL REPRESENTATIVE                                              Room 1711, Beijing Silver Tower
Mr. Chen Tonghai                                                  No. 2, Dong San Huan North Road
                                                                  Chaoyang District
REGISTERED ADDRESS AND PLACE OF BUSINESS                          Beijing
6A Huixindong Street                                              PRC
Chaoyang District                                                 Postcode: 100027
Beijing, PRC
Postcode         : 100029                                         Hong Kong:
Tel.             : 86-10-64990060 Fax : 86-10-64990022            Herbert Smith
Website          : http://www.sinopec.com.cn                      23rd Floor, Gloucester Tower
E-mail addresses : ir@sinopec.com.cn                              11 Pedder Street
                 : media@sinopec.com.cn                           Central, Hong Kong

PLACE OF BUSINESS IN HONG KONG                                    United States:
12th Floor, Office Tower                                          Skadden, Arps, Slate, Meagher & Flom LLP
Convention Plaza                                                  30th Floor, Tower II, Lippo Centre
1 Harbour Road                                                    89 Queensway
Wanchai                                                           Hong Kong
Hong Kong
                                                                  PRINCIPAL BANKERS
AUTHORISED REPRESENTATIVES                                        Bank of China
Mr. Wang Jiming                                                   410 Fuchengmenwai Street
Mr. Chen Ge                                                       Xicheng District
                                                                  Beijing, PRC
SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge                                                       Industrial and Commercial Bank of China
                                                                  55 Fuxingmennei Avenue
REPRESENTATIVE ON SECURITIES MATTERS                              Xicheng District
Mr. Huang Wensheng                                                Beijing, PRC
Address          : 6A Huixindong Street
                 : Chaoyang District                              China Construction Bank
                 : Beijing, PRC                                   25 Finance Street
Postcode         : 100029                                         Xicheng District
Tel.             : 86-10-64990060                                 Beijing, PRC
Fax              : 86-10-64990022
                                                                  China Development Bank
                                                                  29 Fuchengmenwai Street
                                                                  Xicheng District
                                                                  Beijing, PRC

REGISTRARS                                                       ADSs:
H Shares:                                                        New York Stock Exchange
Hong Kong Registrars Limited                                     Stock name: SINOPEC CORP
Rooms 1712 to 1716                                               Stock code: SNP
17th Floor, Hopewell Centre
183 Queen's Road East                                            London Stock Exchange
Hong Kong                                                        Stock name: SINOPEC CORP
                                                                 Stock code: SNP
A Shares:
China Securities Registration and Clearing                       A Shares:
Company Limited Shanghai Branch Company                          Shanghai Stock Exchange
72 Pu Jian Road                                                  Stock name: Sinopec Corp
Pudong District                                                  Stock code: 600028
Shanghai, PRC
                                                                 FIRST REGISTRATION DATE OF SINOPEC CORP.
DEPOSITARY FOR ADR                                               25 February 2000
The US:
Citibank, N.A.                                                   FIRST REGISTRATION PLACE OF SINOPEC CORP.
388 Greenwich St., 14th Floor                                    6A Huixindong Street, Chaoyang District,
New York NY 10013                                                  Beijing, PRC
United States of America
                                                                 ENTERPRISE LEGAL BUSINESSES LICENSE REGISTRATION NO.
COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT                    1000001003298 (10-10)
The PRC:
China Petroleum & Chemical Corporation                           TAXATION REGISTRATION NO.
Board Secretariat                                                Jing Guo Shui Chao Zi 110105710926094
6A Huixindong Street
Chaoyang District                                                NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Beijing PRC                                                      Domestic Auditors :  KPMG Huazhen Certified
                                                                                      Public Accountants
The US:                                                          Address           :  8/F, Office Tower E2
Citibank, N.A.                                                                        Oriental Plaza
388 Greenwich St., 14th Floor                                                         1 East Chang An Avenue
New York NY 10013                                                                     Dong Cheng District
United States of America                                                              Beijing 100738, PRC

The UK:                                                          Overseas Auditors :  KPMG Certified Public
Citibank, N.A.                                                                        Accountants
Citigroup Centre                                                 Address           :  8th Floor
Canada Square, Canary Wharf                                                           Prince's Building
London E14 5LB, U.K.                                                                  Central, Hong Kong

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
H Shares:
Hong Kong Stock Exchange
Stock name: Sinopec Corp
Stock code: 0386

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 25 March 2005 (Friday) at the statutory address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the Company Law of the PRC:

a)   The original annual report signed by the Chairman and the President;

b) The original audited financial statements and audited consolidated financial statements of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the year ended 31 December 2004 signed by the Chairman, the President, the Chief Financial Officer and the head of the accounting division of Sinopec Corp.;

c) The original auditors' reports in respect of the above financial statements signed by the auditors;

d) The latest Articles of Association of Sinopec Corp. and its appendices which were approved at the Annual General Meeting for the year 2003; and

e) All the original copies of the documents and announcements Sinopec Corp. published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
CHEN TONGHAI
Chairman

Beijing, PRC, 25 March 2005

THIS ANNUAL REPORT IS PUBLISHED IN BOTH ENGLISH AND CHINESE LANGUAGES. THE CHINESE VERSION SHALL PREVAIL.

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

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                  -------------


                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors




Date: March 25, 2005